UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 28, 2024
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to
Commission file number 1-4298

COHU, INC.
(Exact name of registrant as specified in its charter)

Delaware	**95-1934119**
(State or other jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*
12367 Crosthwaite Circle, Poway, California	**92064-6817**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code: (858) 848-8100

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Exchange on Which Registered
Common Stock, $1.00 par value	COHU	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of voting stock held by non-affiliates of the registrant was approximately $1,512,400,000 based on the closing stock price as reported by the Nasdaq Stock Market LLC as of June 28, 2024. Shares of common stock held by each officer and director and by each person or group who owns 5% or more of the outstanding common stock have been excluded in that such persons or groups may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of February 5, 2025, the Registrant had 46,710,033 shares of its $1.00 par value common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for Cohu, Inc.'s 2025 Annual Meeting of Stockholders to be held on May 16, 2025, and to be filed pursuant to Regulation 14A within 120 days after registrant's fiscal year ended December 28, 2024, are incorporated by reference into Part III of this Report.

COHU, INC.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 28, 2024

TABLE OF CONTENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Securities Exchange Act of 1934 and the Securities Act of 1933, which are subject to known and unknown risks and uncertainties. The forward-looking statements include statements concerning, among other things, our business strategy (including the influence of anticipated trends and developments in our business and the markets in which we operate), financial results, operating results, revenues, gross margin, operating expenses, products, projected costs and capital expenditures, research and development programs, sales and marketing initiatives, acquisitions and competition. In some cases, you can identify these statements by our use of forward-looking words, such as "may," "might," "will," "could," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "intend" and "continue," the negative or plural of these words and other comparable terminology. Forward-looking statements are based on information available to us as of the filing date of this Annual Report on Form 10-K and our current expectations about future events, which are inherently subject to change and involve assumptions and known and unknown risks and uncertainties. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. We have no obligation to update any of these statements, and we assume no obligation to do so. Actual events or results may differ materially from those expressed or implied by these statements due to various factors, including but not limited to the matters discussed below in the section entitled "Item 1A: Risk Factors," and elsewhere in this Annual Report on Form 10-K. This Form 10-K also contains estimates, projections and other information concerning our industry, our business, and the markets for certain of our products, including data regarding the estimated size of those markets. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances reflected in this information. Unless otherwise expressly stated, we obtained this industry, business, market, and other data from reports, research surveys, studies, and similar data prepared by market research firms and other third parties, industry, general publications, government data, and similar sources.

PART I

Item 1. Business.

Cohu, Inc. ("Cohu", "we", "our", "us" and the "Company") is a global technology leader supplying test, interface, automation, inspection and metrology, and software products and related services to the semiconductor industry. Cohu's differentiated and broad product portfolio enables optimized yield and productivity, accelerating customers' manufacturing time-to-market. We offer a wide range of products and services, and revenue from our capital equipment products is driven by the capital expenditure budgets and spending patterns of our customers, who often delay or accelerate purchases in reaction to variations in their business. The level of capital expenditure by these companies depends on the current and anticipated market demand for semiconductor devices and the products that incorporate them. Our recurring revenues are driven by increases in our product installed base and in the number of semiconductor devices that are tested, and by the continuous introduction of new products and technologies by our customers.

Cohu was incorporated under the laws of California in 1947, as Kalbfell Lab, Inc. and commenced active operations in the same year. Our name was changed to Kay Lab in 1954. In 1957, Cohu was reincorporated under the laws of the State of Delaware as Cohu Electronics, Inc. and, in 1972, our name was changed to Cohu, Inc.

On January 7, 2025, we completed the acquisition of Tignis, Inc. ("Tignis"), a provider of artificial intelligence (AI) process control and analytics-based monitoring software. This strategic acquisition is intended to enable us to expand our analytics offerings to the semiconductor process control market. Tignis' PAICe Monitor and PAICe Maker solutions leverage the insights of physical phenomena with cutting-edge AI, machine learning (ML), and data science to deliver advanced predictive and prescriptive automation solutions for semiconductor manufacturing. Tignis is also expected to deepen Cohu's expertise in data science while adding advanced analytics to our DI-Core software. The acquisition of Tignis was a fiscal 2025 event.

On January 30, 2023, we completed the acquisition of MCT Worldwide, LLC ("MCT"), a U.S.-based company. MCT provides automated solutions for the semiconductor industry and designs, manufactures, markets, services and distributes strip test handlers, film frame handlers and laser mark handlers. On October 2, 2023, we acquired Equiptest Engineering Pte. Ltd. ("EQT"), a Singapore-based company. EQT is a provider of semiconductor test contactors and other test consumables. MCT and EQT are included in Cohu's consolidated results from operations as of the date of acquisition.

We have one reportable segment, Semiconductor Test and Inspection Equipment ("Semiconductor Test & Inspection"). Financial information on our reportable segment for each of the last three years is included in Note 11, "Segment and Geographic Information" in Part IV, Item 15(a) of this Form 10-K.

Our Products

We currently sell the following products:

Semiconductor Automated Test Equipment ("ATE") is used both for wafer-level and device package testing. Our semiconductor ATE solutions consist primarily of two platforms for the system on a chip ("SoC") device market. The Diamond$_x$ tester offers high-density instrumentation for testing various semiconductors: microcontrollers, application specific standard products ("ASSP"), power management, radio frequency (RF), display drivers, sensors and other mixed signal devices. The PAx tester is a focused tester for RF Front End IC and Module applications.

Semiconductor Handlers are used in conjunction with semiconductor ATE to automate the testing of packaged semiconductor devices. Our handlers support a variety of package sizes and device types, including those used in automotive, mobile, industrial and computing applications, among others. We offer a broad range of test handlers, including pick-and-place, turret, gravity, strip, film frame, laser marker, micro-electromechanical system (MEMS) and thermal sub-systems. T-Core is our proprietary thermal technology for improving device under test temperature accuracy, enabling higher test yield, particularly for power dissipative devices such as microprocessors, graphic processor units, and high-performance semiconductors used in artificial intelligence data centers.

Interface Products are comprised of test contactors, probe heads and probe pins. Test contactors serve as the interface between the test handler and the semiconductor device under test (such as digital semiconductor devices utilizing spring probe technology, power management and LED semiconductor devices utilizing cantilever technology) and RF semiconductor devices based on contacts designed to operate at high frequencies. With the acquisition of EQT, we expanded our interface products in mid- to high-power contactors. Test contactors and probe heads are specific to individual semiconductor device designs, need to be replaced frequently, and increase in size with the number of devices tested in parallel. Interface Products are included in our recurring revenues.

Inspection Metrology are products that provide advanced vision capabilities. We offer a wide range of solutions for inspection of singulated molded leaded and leadless devices, and post-singulated wafer-level chip scale packages ("WLCSP") and bare dies. NV-Core is our unique vision technology, enabling advanced inspection metrology, such as 3-dimensional topographic inspection, sidewall micro-crack detection, and infrared inspection for sub-surface defect detection.

DI-Core™ Data Analytics is a comprehensive software suite used to optimize Cohu equipment performance. DI-Core data analytics provides real-time online performance monitoring and process control to improve utilization, manage predictive maintenance, and link semiconductor tester, handler and test contactor data. DI-Core data analytics is a software subscription service included in our recurring revenue.

Spares and Kits are consumable, non-consumable and spare items that are used to maintain, sustain or otherwise enable customers' equipment to meet its performance, availability and production requirements. We also design and manufacture a wide range of device dedication kits that enable handlers to process different semiconductor packages. Spares and Kits are included in our recurring revenues.

Services are provided by our worldwide service organization and include installation and necessary maintenance of our systems' installed base. We provide various parts and labor warranties on our test and handling systems and instruments. We also provide training on the maintenance and operation of our systems as well as application, data management software and consulting services on our products. Services are included in our recurring revenues.

2

Sales by Product Line and Related Marketing Efforts

During the last three years, our consolidated net sales were distributed as follows:

	2024	2023	2022
Semiconductor test & inspection systems (including kits)	35%	51%	58%
Recurring revenues [1]	65%	49%	42%

(1) Recurring revenues include interface products, spares, kits (not as part of system sales), DI-Core software and services

We market our products worldwide through a combination of a direct sales force and independent sales representatives. In geographic areas where we believe there is sufficient sales potential, we generally employ our own personnel. Our U.S. sales offices are located in Poway and Milpitas, California; St. Paul, Minnesota; Lincoln, Rhode Island and Norwood, Massachusetts. Our European sales offices are located in Kolbermoor, Germany; Grenoble, France; Agrate, Italy and La Chaux-de-Fonds, Switzerland. We operate in Asia with sales and service offices in Singapore, Malaysia, Thailand, Philippines, Taiwan, China, South Korea and Japan.

Customers

Our customers include semiconductor integrated device manufacturers, fabless design houses, and test subcontractors throughout the world. Repeat sales to existing customers represent a significant portion of our sales. During the last three years, customers that comprised 10% or greater of our consolidated net sales were as follows:

	2024	2023	2022
STMicroelectronics	*	12.0%	*

* Less than 10% of consolidated net sales.

The loss of, or a significant reduction in, orders by these or other significant customers, including reductions due to market, economic or competitive conditions or the outsourcing of final integrated circuit test to subcontractors that are not our customers, would adversely affect our financial condition and results of operations. For further information, see Item 1A entitled "Risk Factors" below.

Additional financial information on revenues from external customers by geographic area for each of the last three years is included in Note 11, "Segment and Geographic Information" in Part IV, Item 15(a) of this Form 10-K.

Backlog

Our backlog of unfilled orders for products was $138.0 million at December 28, 2024 and $160.4 million at December 30, 2023.

Backlog is generally expected to ship within the next twelve months. Our backlog at any point in time may not be representative of actual sales in any future period due to the possibility of customer changes in delivery schedules, cancellation of orders, potential delays in product shipments, and difficulties in obtaining parts from suppliers or failure to satisfy customer acceptance requirements resulting in the inability to recognize revenue under accounting requirements. Furthermore, many orders are subject to cancellation or rescheduling by the customer with limited or no penalty. A reduction in backlog during any period could have a material adverse effect on our business, financial condition, and results of operations.

Competition

The semiconductor equipment industry is intensely competitive and is characterized by rapid technological change and demanding worldwide service requirements. Significant competitive factors include product performance, price, reliability, lead-time, customer support and installed base of third-party systems which are not compatible with our systems. While we are the leading global supplier of test handlers, we face substantial competition from suppliers headquartered in Japan, China and Taiwan. In the semiconductor ATE market, we face competition from two dominant suppliers headquartered in the U.S. and Japan, both of which are substantially larger than Cohu's test business. While we are among the leading worldwide suppliers of test contactors, this market is fragmented with a large number of global and local competitors. To remain competitive within the industries we serve, we believe we will require significant financial resources to offer a broad range of products, maintain localized customer support and service centers worldwide, and to invest in research and development of new products. Failure to introduce new products in a timely manner or the introduction by competitors of products with actual or perceived advantages could result in a loss of competitive position and reduced sales of existing products. No assurance can be given that we will continue to compete successfully throughout the world.

Manufacturing and Raw Materials

Our principal manufacturing operations are currently located in Melaka, Malaysia; Laguna, Philippines; Lincoln, Rhode Island; Osaka, Japan; and Singapore.

We outsource the manufacturing of many of our semiconductor automated test equipment products to Jabil Circuit, Inc.'s facility in Penang, Malaysia. Our contract manufacturing partner is responsible for significant material procurement, assembly and test. We continue to manage product design through pilot production for the subcontracted products, and we are directly involved in qualifying suppliers and key components used in all our products. While our contract manufacturer is responsible for funding a substantial portion of the capital expenses incurred in connection with the manufacture of our products, we finance and own end-of-line testing equipment and other specific manufacturing equipment utilized in assembling our products or sub-components.

Many of the components and subassemblies we utilize are standard products, although some items are made to our specifications. Certain components are obtained or are available from a limited number of suppliers or may be sole supplier sourced. We seek to reduce our dependence on sole and limited source suppliers, however in some cases the complete or partial loss of certain of these sources could have a material adverse effect on our operations while we attempt to locate and qualify replacement suppliers.

Patents, Trademarks and Intellectual Property

Our technology is protected by various intellectual property laws including patent, license, trademark, copyright and trade secret laws. In addition, we believe that, due to the rapid pace of technological change in the semiconductor and electronic equipment industries, the successful manufacture and sale of our products also depends heavily upon our experience, technological know-how, manufacturing and marketing skills and speed of response to sales opportunities. We believe our intellectual property has value, and we have in the past and will in the future take actions we deem appropriate to protect such property from misappropriation.

Research and Development

Research and development activities are carried on in our various subsidiaries and are directed toward development of new products and equipment, as well as enhancements to existing products and equipment. Our total research and development expense was $84.8 million in fiscal 2024, $88.6 million in fiscal 2023 and $92.6 million in fiscal 2022.

We work closely with our customers to make improvements to our existing products and in the development of new products. We expect to continue to make significant investments in research and development and must manage product transitions successfully.

Seasonality and Cyclicality

Historically, the semiconductor industry has been cyclical as well as seasonal with recurring periods of oversupply and excess capacity, which often have had a significant effect on the semiconductor industry's demand for capital equipment, such as the type we manufacture and market. We anticipate that the markets for newer generations of semiconductors and semiconductor equipment will be subject to similar cycles and our business will continue to experience similar fluctuations.

Information About Our Executive Officers

The following sets forth the names, ages, positions and offices held by all executive officers of Cohu as of February 5, 2025. Executive officers serve at the discretion of the Board of Directors, until their successors are appointed.

Name	Age	Position
Luis A. Müller	55	President and Chief Executive Officer
Jeffrey D. Jones	63	Senior Vice President, Finance and Chief Financial Officer
Christopher G. Bohrson	65	Senior Vice President and Chief Customer Officer

Dr. Müller has been the President and Chief Executive Officer of Cohu since December 28, 2014. His previous roles at Cohu include serving as President of Cohu's Semiconductor Equipment Group ("SEG") from 2011 to 2014; Managing Director of Rasco GmbH ("Rasco") from 2009 to 2010; Vice President of Delta Design's High Speed Handling Group from 2008 to 2010; and Director of Engineering at Delta Design from 2005 to 2008. Prior to joining Cohu, Dr. Müller spent nine years at Teradyne Inc., where he held management positions in engineering and business development. Dr. Müller also serves as a director and Chair of the Audit Committee at Celestica Inc., a solutions-based company providing design, manufacturing and hardware platform and supply chain solutions.

Mr. Jones joined Cohu's Delta Design subsidiary in July 2005 as Vice President Finance and Controller. In November 2007, Mr. Jones was named Vice President, Finance and Chief Financial Officer of Cohu, and was subsequently promoted on February 3, 2022 to Senior Vice President, Finance and Chief Financial Officer. Prior to joining Delta Design, Mr. Jones, was Vice President and General Manager of the Systems Group at SBS Technologies, Inc., a designer and manufacturer of embedded computer products. Prior to SBS Technologies, Mr. Jones was an Audit Manager for Coopers & Lybrand (now PricewaterhouseCoopers).

Mr. Bohrson was promoted to Senior Vice President and Chief Customer Officer on February 2, 2023, and prior to that he served as Senior Vice President, Global Customer Group since February 8, 2021. Previously, Mr. Bohrson served as Sr. Vice President and General Manager, Test Handler Group beginning in October 2018 and was Vice President and General Manager for Digital Test Handlers from January 2017 until October 2018 and served as Vice President Sales and Service, Americas from May 2016 to January 2017. Prior to joining Cohu, from 2007 through 2016, Mr. Bohrson held several executive positions at Bosch Automotive Service Solutions/SPX lastly as Vice President and General Manager of the OEM Diagnostics and Information Solutions group. Prior to that, Mr. Bohrson spent twenty years working in a variety of management and technical roles at Teradyne, Inc.'s semiconductor and broadband test division in the U.S. and Asia.

Governmental Regulations

Our business activities are worldwide and are subject to various federal, state, local, and foreign laws and our products and services are governed by a number of rules and regulations. Notably, the import and export of our products and services are subject to laws and regulations including international treaties, U.S. export controls and sanctions laws, customs regulations, and local trade rules around the world. We believe we are in compliance and are committed to maintaining compliance with all global trade laws applicable to our operations, products and services. Costs incurred to comply with these governmental regulations are presently not material to our capital expenditures, results of operations and competitive position. Although there is no assurance that existing or future government laws applicable to our operations, services or products will not have a material adverse effect on our capital expenditures, results of operations or our competitive position, we do not currently anticipate material expenditures for government regulations.

Sustainability

We believe that sound corporate governance is critical to helping us achieve our goals, including with respect to sustainability considerations. We continue to evolve a governance framework that exercises appropriate oversight of responsibilities at all levels throughout the Company and manage our affairs consistent with high principles of business ethics. Our Sustainability Report is available on our website and contains further information on our initiatives and performance, including data indices that reflect the Technology and Communications Sector – Semiconductor Standard of the Sustainability Accounting Standards Board. We also submit responses to Carbon Disclosure Project's ("CDP") climate change questionnaire and post our responses on our website. The contents of the Sustainability Report, the responses to CDP's questionnaire, and our website are not intended to be incorporated by reference into this Annual Report on Form 10-K or in any other report or document we file or furnish with the Securities and Exchange Commission (the "SEC"), and any references to the Sustainability Report and our website are intended to be inactive textual references only.

Human Capital Management

Employees

As of December 28, 2024, we had approximately 3,024 employees, including approximately 38 temporary employees, in 25 countries. Approximately 16% of our employees are located in the Americas, 12% are located in EMEA (Europe, the Middle East and Africa) and 72% are located in Asia Pacific. Our employee headcount has fluctuated in the last five years primarily due to the volatile and unpredictable business conditions in the semiconductor equipment industry and has also been impacted by acquisitions and divestitures.

To ensure we maintain our position as a global leader in the semiconductor equipment space, we endeavor to provide a safe and positive work environment for our employees that emphasizes learning and professional development, respect for individuals and ethical conduct, and that is facilitated by a direct management-employee engagement model.

Management Engagement and Workplace Practices

We adhere to our core values and Code of Business Conduct and Ethics with a commitment to treating our employees and all our partners with professionalism, dignity and respect. We pride ourselves at fostering an innovative environment and collaborative work relationships. This includes respecting principles of freedom of association and the right to engage in collective bargaining in accordance with applicable laws.

Our employees in the U.S. and most locations in Asia are not covered by collective bargaining agreements. However, certain employees at our operation in Germany are represented by a works council and employees in Switzerland are members of the microtechnology and Swiss watch trade union. The Collective Bargaining Agreement of "Metallurgie (ingenieurs et cadres)" is applicable to all employees of our French subsidiary and certain employees in our China operation belong to local trade unions. We have not experienced any work stoppages and consider relations with our employees to be good.

We strive to maintain workplaces that are free from discrimination or harassment based on race, color, religion, gender, gender identity or gender expression, national origin or ancestry, age, disability, veteran status, military service, sexual orientation, genetic information, and any other protected category recognized under applicable laws. We make hiring decisions based on the skills, experience and qualifications of candidates for each job opening. We are committed to respecting and protecting the human rights of all our employees.

Health and Safety

The health and safety of our employees is of utmost importance to us. Cohu works to protect the health and safety of employees and our customers and intends to conduct all business activities in an environmentally and socially responsible manner. We encourage and strive to have every employee actively champion those behaviors and the attitudes necessary to prevent work-related injuries, illnesses, property damage, and adverse impact to the environment. Our ultimate goal is to achieve a level of work-related injuries and adverse health impacts as close to zero as possible through continuous investment in our safety programs. We provide protective equipment (e.g., eye protection, masks and gloves) as required by applicable standards and as appropriate given employee job duties.

Compensation and Benefits

Cohu is committed to providing market competitive compensation programs to attract, retain and motivate a high performing workforce critical to our long-term success. As part of our compensation philosophy, we focus Cohu's workforce on our financial and other business goals to drive and motivate employee performance in key areas through the administration of our management incentive plan, equity incentive plan, global profit-sharing and other local bonus plans, as may be applicable to a given position. Cohu also complies with applicable wage, work hours, overtime and benefits laws.

To foster a stronger sense of ownership and align the interests of our employees with shareholders, grants of restricted stock units are provided to many of our employees on an annual basis and certain eligible employees may elect to purchase shares of our common stock, at a 15% discount, through our Employee Stock Purchase Plan. Furthermore, we offer comprehensive, locally relevant and innovative benefits to all eligible employees. In the U.S, these include, among other benefits:

- Comprehensive health and wellness insurance coverage is offered to employees working an average of 24 hours or more each week.

- 401(k) retirement plan with matching company contributions of up to 4% of eligible compensation.

- Tuition reimbursement program.

- Parental leave is provided to all new parents for birth, adoption or foster placement.

- Paid Time Off Programs covering time away from work due to employee and family illness, holidays, vacation, civic duties, and others.

Outside of the U.S., we have provided other innovative benefits to help address market-specific needs, such as supplemental medical coverage or reimbursements, paid time off programs, wellness and development events and programs, transportation subsidies, etc.

Succession Planning

We perform succession planning annually to ensure that we develop and sustain a strong bench of talent capable of performing at the highest levels. Not only is talent identified, but potential paths of development are discussed to ensure that employees have an opportunity to build their skills and are well-prepared for future roles. The strength of our succession planning process is evident through our long history of promoting our leaders from within the organization, including 67% of our current executive leadership team. In fiscal 2024 we deployed a new Emerging Leader Program to approximately 10% of employees to enhance the internal talent pipeline and continuing our investment in educating and growing our next generation of leaders.

Available Information

Our website address is www.cohu.com. We make available free of charge, on or through our web site, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports, as soon as reasonably practicable after such material is electronically filed with the SEC. Our Code of Business Conduct and Ethics and other documents related to our corporate governance are also posted on our website at https://cohu.gcs-web.com/corporate-governance/documents-charters. When required by the rules of the Nasdaq Stock Market, LLC ("Nasdaq"), or the SEC, we will disclose any future amendment to, or waiver of, any provision of the code of conduct for our chief executive officer and principal financial officer or any member or members of our board of directors on our website within four business days following the date of such amendment or waiver. Information contained on our web site is not deemed part of this report.

Item 1A.   Risk Factors.

In addition to the other information in this Annual Report on Form 10-K, you should carefully consider the risk factors discussed in this Annual Report on Form 10-K in evaluating Cohu and our business (the "risk factors"). If any of the identified risks actually occur, our business, financial condition and results of operations could be materially adversely affected, the trading price of our common stock could decline, and you may lose all or part of your investment in our common stock. The risks and uncertainties described in this Annual Report on Form 10-K are not the only ones we face. Additional risks that we currently do not know about, or that we currently deem to be immaterial, may also impair our business operations or the trading price of our common stock.

Risk Factors Summary

Investing in our securities involves a high degree of risk. The following is a summary of the principal factors that make an investment in our securities speculative or risky, all of which are more fully described below. This summary should be read in conjunction with the full "Risk Factors" described below and should not be relied upon as a complete summary of the material risks facing our business.

Risks Relating to Our Business Operations, Growth Strategy and Industry

- Semiconductor equipment is subject to rapid technological change, product introductions and transitions which may result in inventory write-offs, and our new product development involves numerous risks and uncertainties.

- The semiconductor industry we serve is cyclical, seasonal, volatile and unpredictable, and increased cyclicality could have an adverse impact on our sales and gross margin.

- The erosion in mobile automotive & industrial as well as consumer, computing and other market sales are collectively causing an adverse impact on our sales.

- Any failure to effectively manage multiple overseas manufacturing operations could harm our sales, service levels and reputation.

- We outsource select manufacturing activities to third-party service providers, which decreases our control over the performance of these functions.

- If we deliver systems with defects, our reputation and demand of our systems may decrease, and the cost of quality events could be harmful to our operating results.

- Failure of critical suppliers to deliver sufficient quantities of parts in a timely and cost-effective manner could adversely impact our operations.

- Inflationary pressures, along with any further increase in interest rates, increase the threat of recession and may impact our financial condition or results of operations.

- The semiconductor equipment industry is intensely competitive and we may not be able to win business over that of our competition.

- Consolidation could adversely affect the market for our products and negatively impact our ability to compete.

- The cyclical nature of the semiconductor equipment industry places enormous demands on our employees, operations and infrastructure.

- A limited number of customers account for a substantial percentage of our net sales.

- If we cannot continue to develop, manufacture, market and support products and services that meet customer requirements for innovation and quality, our revenue and gross margin may suffer.

- If our relationships with our large customers deteriorate, our product development activities could be adversely affected.

- We must attract and retain experienced personnel to help support our future growth, and competition for such personnel in our industry is high.

- The use of Artificial Intelligence ("AI") within Cohu's product development involves risks and uncertainties that may impact our operational performance and be subject to legal and/or regulatory action.

Risks Associated with Operating a Global Business

- We are exposed to the risks of operating in certain foreign locations where Cohu manufactures certain products and supports our sales and services to the global semiconductor industry.

- Geopolitical instability in locations critical to Cohu and its customers may adversely impact our operations, sales and profitability.

- The occurrence of natural disasters, health epidemics, and geopolitical instability caused by terrorist attacks and other threats may adversely impact our operations and sales.

- Our business could be adversely affected by climate change effects and related matters.

- We are exposed to additional risks as a result of increased attention by our stakeholders to sustainability, including environmental, social and governance matters.

Risks Relating to Acquisitions and Other Strategic Transactions

- We may choose to acquire new and complementary businesses, products or technologies instead of developing them ourselves, and we may be unable to complete these acquisitions or may not be able to successfully integrate an acquired business in a cost-effective and non-disruptive manner.

Risks Relating to our Indebtedness, Financing and Future Access to Capital

- Due to the nature of our business, we need continued access to capital, which if not available to us or if not available on favorable terms, could harm our ability to operate or expand our business.

- Our foreign operations expose us to additional risks relating to currency fluctuations.

- We have recorded restructuring, inventory write-offs and asset impairment charges in the past, and may do so again in the future, which could have a material negative impact on our financial results.

- We are exposed to the instability of financial institutions where we maintain cash deposits or other liquid holdings, which could result in a lack of liquidity.

- Cohu could be required to write off some or all of its goodwill and other intangibles, which may adversely affect the combined company's financial condition and results of operations.

Risks Relating to Owning Our Stock

- Our financial and operating results may vary and fall below analysts' estimates, or credit rating agencies may change their ratings on Cohu, any of which may cause the price of our common stock to decline or make it difficult to obtain other financing.

- If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results, and current and potential stockholders may lose confidence in our financial reporting.

- We have experienced significant volatility in our stock price.

- We may underperform relative to our expectations.

- Provisions of our certificate of incorporation and bylaws and Delaware law may make a takeover of Cohu more difficult.

- The issuance of shares of our common stock in connection with any future offerings of securities by us, will dilute our shareholders' ownership interest in the Company.

- Cohu's stock repurchase program may not have an impact that is fully reflected in the current stock valuation.

Risks Relating to Regulatory Matters

- There may be changes in, and uncertainty with respect to, legislation, regulation and governmental policy in the United States.

- Trade regulations and restrictions impact our ability to manufacture certain products and to sell to customers, specifically in China, which may materially harm and limit Cohu's business.

- Unanticipated changes in our tax provisions, enactment of new tax laws, or exposure to additional income tax liabilities could affect our profitability.

- Compliance with regulations may impact sales to foreign customers and impose costs and any failure to comply with such laws may result in severe sanctions and liabilities, which may negatively affect our business, operating results and financial condition.

- Any failure to comply with environmental laws and regulations could subject us to significant fines and liabilities, and new laws and regulations (such as involving climate change) or changes in regulatory interpretation or enforcement could make compliance more difficult and costly.

Risks Relating to Cybersecurity, Intellectual Property, Privacy and Litigation

- Our business and operations could suffer in the event of cybersecurity breaches within our operational systems or products.

- We may fail to adequately protect our intellectual property and, therefore, lose our competitive advantage.

- We may not be able to adequately protect or defend ourselves against intellectual property infringement claims, which may be time consuming and expensive, or affect the freedom to operate our business.

- Data privacy, identity protection and information security compliance may require significant resources and presents certain risks.

- We currently are, and in the future may be, subject to litigation or regulatory proceedings that could have an adverse effect on our business.

For a more complete discussion of the material risks facing our business, see below.

Risks Relating to Our Business Operations, Growth Strategy and Industry

Semiconductor equipment is subject to rapid technological change, product introductions and transitions which may result in inventory write-offs, and our new product development involves numerous risks and uncertainties.

Semiconductor equipment and processes are subject to rapid technological change. We believe that our future success will depend in part on our ability to enhance existing products and develop new products with improved performance capabilities. We expect to continue to invest heavily in research and development and must manage product transitions successfully, as introductions of new products, including the products obtained in our acquisitions, may adversely impact sales and/or margins of existing products. In addition, the introduction of new products by us or by our competitors, the concentration of our revenues in a limited number of large customers, the migration to new semiconductor testing methodologies and the custom nature of our inventory parts increases the risk that our established products and related inventory may become obsolete, resulting in significant excess and obsolete inventory exposure. This exposure resulted in charges to operations during each of the years in the three-year period ended December 28, 2024. Future inventory write-offs and increased inventory reserve requirements could have a material adverse impact on our results of operations and financial condition. We are investing significantly in new product development programs relating to test handlers, test contactors and automated test equipment. In fiscal 2024, we incurred $84.8 million in research and development expenses. We expect to continue to make investments and we may, at any time, based on product need or marketplace demand, decide to significantly increase our product development expenditures in these or other products. The cost of investments in new product offerings and product enhancements can have a negative impact on our operating results. We have in the past made material investments in new product platforms that for various reasons, such as technical challenges or lack of customer adoption, have not generated the expected sales or return. For example, in January 2025, we acquired Tignis, Inc., a provider of AI process control and analytics-based monitoring software to expand our analytics offerings to a broader market, but there can be no assurance that this or other new products we develop or acquire will be accepted in the marketplace or generate material revenues for us.

The design, development, commercial introduction and manufacture of new semiconductor equipment is an inherently complex process that involves a number of risks and uncertainties. These risks include potential problems in meeting customer acceptance and performance requirements, integration of the equipment with other suppliers' equipment and the customers' manufacturing processes, transitioning from product development to volume manufacturing and the ability of the equipment to satisfy the semiconductor industry's constantly evolving needs and achieve commercial acceptance at prices that produce satisfactory profit margins. The design and development of new semiconductor equipment is heavily influenced by changes in integrated circuit assembly, test and final manufacturing processes and integrated circuit package design changes. We believe that the rate of change in such processes and integrated circuit packages is accelerating. As a result of these changes and other factors, assessing the market potential and commercial viability of test handling, ATE, system-level and burn-in test equipment and test contactors is extremely difficult and subject to a great deal of risk. In addition, not all integrated circuit manufacturers employ the same manufacturing processes. Differences in such processes make it difficult to design standard test products that can achieve broad market acceptance. As a result, we might not accurately assess the semiconductor industry's future equipment requirements and fail to design and develop products that meet such requirements and achieve market acceptance. Failure to accurately assess customer requirements and market trends for new semiconductor test products may have a material adverse impact on our operations, financial condition and results of operations.

The semiconductor industry we serve is cyclical, seasonal, volatile and unpredictable, and increased cyclicality could have an adverse impact on our sales and gross margin.

Capital equipment providers in the semiconductor industry, such as Cohu, have, in the past, been negatively impacted by both sudden slowdowns in global economies and recurring cyclicality within the markets we serve. These cycles have resulted in periods of over-supply and excess capacity; a trend we believe will continue to occur. Our business and results of operations depend, in significant part, upon capital expenditures of manufacturers and designers of semiconductor devices and other industrial products, which in turn depend upon the current and anticipated market demand for those products. Disruption or deterioration in economic conditions may reduce customer purchases of our products, thereby reducing our revenues and earnings.

In addition, such adverse changes in economic conditions, and resulting slowdowns in the market for our products, may, among other things, result in increased price competition for our products, increased risk of excess and obsolete inventories, increased risk in the collectability of our accounts receivable from our customers, potential reserves for doubtful accounts and write-offs of accounts receivable, increased risk of restructuring charges, and higher operating costs as a percentage of revenues, which, in each case and together, adversely affect our operating results. We are unable to predict the likely duration, frequency and severity of disruptions in financial markets, credit availability, and adverse economic conditions throughout the world will have on our customers, and we cannot ensure that the level of revenues or new orders for a fiscal year or quarter will be sustained in subsequent periods. In fiscal 2024, 2023 and 2022, we recorded pre-tax inventory-related charges of approximately $5.4 million, $4.5 million, and $7.2 million, respectively, primarily as a result of changes in customer forecasts. From quarter-to-quarter, we may see material swings in product mix among our product offerings. Given the cyclical nature of our industry, we generally cannot accurately predict swings in product mix from quarter-to-quarter and such changes may have sudden adverse impacts on our gross margin.

The erosion in mobile automotive and industrial as well as consumer, computing and other market sales are collectively causing an adverse impact on our sales.

A material portion of Cohu's sales have historically been derived from customers that provide semiconductor devices for use within the mobile and automotive & industrial markets. The demand in these markets continued to soften in fiscal 2024. For example, mobile market sales declined 54% year over year in fiscal 2023 compared with fiscal 2022 and further declined by about 10% year over year in fiscal 2024 as compared with fiscal 2023. Additionally, automotive & industrial system sales declined 24% year over year in fiscal 2023 and further declined 65% year over year in fiscal 2024. This decline, coupled with additional declines as of the end of fiscal 2024 of 64% in consumer products, 64% in computing, and 73% in other markets, has had, and is expected to continue to have, an adverse impact on our business and operating results. Given the inherent uncertainty and volatility within our industry, at this time, we are unable to predict when the mobile, and automotive & industrial markets, or the overall market, will recover or the extent of any such recovery.

Any failure to effectively manage multiple overseas manufacturing operations could harm our sales, service levels and reputation.

A substantial majority of our products are manufactured in Asia. Our reliance on overseas manufacturers exposes us to significant risks including complex management, foreign currency, legal, tax and economic risks, which we may not be able to address quickly and adequately. In addition, it is time-consuming and costly to qualify and manage overseas supplier relationships. If we should fail to effectively manage overseas manufacturing operations or logistics, or if one or more of them should experience delays, disruptions or quality control problems, or if we had to change or add additional manufacturing sites, our ability to ship products to our customers could be delayed. Also, the addition of overseas manufacturing locations increases the demands on our administrative and operations infrastructure and the complexity of our supply chain management and logistics. Our overseas sites are more susceptible to impacts from natural disasters, health epidemics and geopolitical instability (see risk factor entitled "*The occurrence of natural disasters, health epidemics, corruption and geopolitical instability caused by terrorist attacks and other threats may adversely impact our operations and sales*"). If our overseas manufacturing locations are unable to meet our manufacturing requirements in a timely manner, our ability to ship products and to realize the related revenues when anticipated could be materially affected.

Our suppliers are subject to fluctuations in general economic cycles, and global economic conditions may impact their ability to operate their businesses. They may also be impacted by possible import, export, tariff and other trade barriers, increasing costs of raw materials, labor and distribution, resulting in demands for less attractive contract terms or an inability for them to meet our requirements or conduct their own businesses. On February 1, 2025, President Trump issued executive orders directing the United States to impose new tariffs on imports from Canada, Mexico and China. Although a portion of these new tariffs have been temporarily suspended, other parts of these new tariffs are now in effect, and it is unclear for how long and to what extent such suspensions will remain in effect. The U.S. has also announced new tariffs on foreign steel and aluminum, with such tariffs taking effect in early March. The U.S. has further raised the possibility of new tariffs on imports from additional countries, including those in Europe. The new tariffs likely will increase the cost of the products the Company sources from these international jurisdictions and affect future shipments from the Company's foreign suppliers. The Company may not be able to pass along increases in tariffs and freight charges to its customers, and any alterations the Company may make to its business strategy or operations to adapt to the foregoing, including sourcing products from suppliers in other countries, would be time consuming and expensive.

These and other changes in the U.S. trade policy, U.S. social, political, regulatory and economic conditions or in laws and policies governing foreign trade, manufacturing, development and investment in the territories and countries where we currently manufacture and sell products, and any resulting negative sentiments towards the United States as a result of such changes, could have an adverse effect on our business, financial condition and results of operation.

Additionally, consolidation in our supply chain due to mergers and acquisitions may reduce the number of suppliers or change our relationships with them. The performance and financial condition of a supplier may cause us to alter our business terms or to cease doing business with a particular supplier, or change our sourcing practices generally, which could in turn adversely affect our own business and financial condition. Failure to effectively manage our manufacturing and our relationships with our suppliers could have a material adverse effect on our business and results of operations.

We outsource select manufacturing activities to third-party service providers, which decreases our control over the performance of these functions.

We outsource certain product manufacturing to third-party service providers. Outsourcing reduces our control over the performance of the outsourced functions. Dependence on outsourcing may also adversely affect our ability to bring new products to market. For example, we depend upon Jabil Manufacturing Co. ("Jabil") to manufacture most of our semiconductor test systems from its facility located in Malaysia. In the event that Jabil is unable to meet Cohu's current delivery schedule for semiconductor test systems, or if Jabil experienced unexpected downtime, we may not be able to sell to our customers, or have significant delays in fulfilling their orders. If we experienced significant delays or disruptions with Jabil, it would take us significant time to ramp up a new manufacturer for our semiconductor test products, either in-house or with another contract manufacturer. There can be no assurance that alternative capacity could be obtained on favorable terms, if at all. If we do not effectively manage our outsourcing strategy or if third-party service providers do not perform as anticipated, we may experience operational difficulties, increased costs, manufacturing interruptions or inefficiencies in the operation of our supply chain, any or all of which could delay our delivery of products to our customers, and materially and adversely affect our business, financial condition, and results of operations.

If we deliver systems with defects, our reputation and demand of our systems may decrease, and the cost of quality events could be harmful to our operating results.

In the course of conducting our business, we must adequately address quality issues associated with our products and services, including defects in our engineering, design and manufacturing processes, as well as defects in third-party components included in our products. Our systems are complex and have occasionally contained errors, defects and bugs when introduced. When this occurs, our credibility and the market acceptance and sales of our systems may be harmed. Further, if our systems contain errors, defects or bugs, computer viruses or malicious code as a result of cyber-attacks to our computer networks, we may be required to expend significant capital and resources to alleviate these problems. To proactively address quality issues, we work extensively with our customers and suppliers and engage in product testing to determine the cause of quality problems and appropriate solutions. Finding solutions to quality issues can be expensive and may result in additional warranty, replacement and other costs.

In addition, if any of our products contain defects or have reliability, quality or safety issues, we may need to conduct a product recall which could result in significant repair or replacement costs and substantial delays in product shipments and may damage our reputation, which could make it more difficult to sell our products. Defects could also lead to product liability lawsuits against us or against our customers. Our product liability insurance policy currently provides both aggregate coverage as well as overall umbrella coverage. In the event of a successful product liability claim, we could be obligated to pay damages significantly in excess of our product liability insurance limits. Any of these occurrences could have a material adverse effect on our business, results of operations or financial condition. In addition, quality issues can impair our relationships with new or existing customers and adversely affect our reputation, which could lead to a material adverse effect on our operating results.

Failure of critical suppliers to deliver sufficient quantities of parts in a timely and cost-effective manner could adversely impact our operations.

We use numerous vendors to supply parts, components and subassemblies for the manufacture of our products. It is not always possible to maintain multiple qualified suppliers for all of our parts, components and subassemblies. As a result, many key parts may be available only from a single supplier ("sole source") or a limited number of suppliers. In addition, suppliers may significantly raise prices or cease manufacturing certain components (with or without advance notice) that are difficult to replace without significant reengineering of our products. On occasion, we have experienced problems in obtaining adequate and reliable quantities of various parts and components from certain key or sole source suppliers. For example, at the beginning of fiscal 2022, we experienced supply constraints and delays in accessing certain specialty semiconductors necessary for the production of test instruments for our semiconductor ATE products, and these supply constraints adversely impacted our overall gross margin in fiscal 2022. Although the supply constraints subsided during fiscal 2023, they may reoccur at any time due to factors beyond our control. More broadly, our results of operations may be materially and adversely impacted if we do not receive sufficient parts to meet our requirements in a timely and cost-effective manner.

Inflationary pressures, along with any further increase in interest rates, increase the threat of recession and may impact our financial condition or results of operations.

As a global manufacturer, we rely on raw materials, packaging materials, direct labor, energy, a large network of suppliers, distribution resources and transportation providers. In fiscal 2022 and 2023, these costs, including those for transportation and other inputs necessary for the production and distribution of our products, increased in large part due to global inflationary pressures. In addition, we also continue to incur higher employee wage costs and generally higher costs for outside services. These economic events are driven by factors beyond our control, and although inflationary pressures have recently moderated, we are unable to predict the future impacts, and such cost pressures may continue to adversely impact us.

Our efforts to offset these cost pressures, such as through product price increases, or attempting to reduce operating costs elsewhere, may not be successful. Higher product prices may result in reductions in sales volume as customers may be less willing to pay a price differential for our products and may purchase lower-priced competitive offerings or may delay some purchases altogether. To the extent that this may result in decreases in sales volume, our financial condition or operating results may be adversely affected. Further, an extended period of higher prices may lead to continued regulatory efforts to tame price inflation, resulting in an increased risk of recession.

Our financial condition or operating results may also be affected by increased interest rates, which the Federal Reserve raised multiple times in fiscal 2023. Increased interest rates intended to reduce price inflation may also contribute to the risk of recession, which may result in customer projections of slowed growth and an overall impact on customers' and Cohu's corporate earnings. We saw slowing customer demand in fiscal 2023 and 2024. Although the U.S. Federal Reserve lowered interest rates in 2024, it is not known whether additional action will be taken to lower interest rates and if this decrease, and any other decreases, will have an impact on inflation. Additionally, there can be no assurance that such rate cuts will result in a reduction in expense to Cohu or its customers. Cohu is incurring interest expenses on our remaining indebtedness. In addition, our indebtedness may make us more vulnerable to changes in general economic conditions, with future inflationary pressures and efforts to rein in such an impact coupled with continued interest rate increases, thereby making it more costly for us to satisfy our obligations or causing an adverse effect on our free cashflows.

The semiconductor equipment industry is intensely competitive and we may not be able to win business over that of our competition.

The industries we serve are intensely competitive, and we face substantial competition from numerous companies throughout the world. The test handler industry, while relatively small in terms of worldwide market size compared to other segments of the semiconductor equipment industry, has several participants resulting in intense competitive pricing pressures. Future competition may include companies that do not currently supply test handlers. In addition, there are emerging companies that provide or may provide innovative technology incorporated in products that may compete successfully against our products. We expect our competitors to continue to improve the design and performance of their current products and to introduce new products with improved performance capabilities. Our failure to introduce new products in a timely manner, the introduction by our competitors of products with perceived or actual advantages, or disputes over rights to use certain intellectual property or technology could result in a loss of our competitive position and reduced sales of, or margins, on our existing products. Intense competition has adversely impacted our product average selling prices and gross margins on certain products. If we are unable to price our existing products competitively and successfully introduce new competitively priced products, then we expect that these competitive conditions would negatively impact our gross margin and operating results in the foreseeable future.

We have increased investments in our test contactor business and targeted growth opportunities. However, the test contactor market is fragmented, with many entrenched regional players, and subject to intense price competition and high localized customer support requirements. We believe that customer support and responsiveness and an ability to consistently meet tight deadlines is critical to our success. If we are unable to continue to reduce the cost of our test contactor products, while also meeting customer support requirements and deadlines, then we expect that these competitive conditions would negatively impact our test contactor operating results and impede us from achieving our test contactor sales goals.

With respect to Cohu's ATE business, our ability to increase ATE sales depends, in part, on our ability to win new customers. Semiconductor and electronics manufacturers typically select a particular vendor's product for testing new generations of a device and make substantial investments to develop related test program applications and interfaces. Once a manufacturer has selected an ATE vendor for a new generation of a device, that manufacturer is more likely to purchase systems from that vendor for that generation of the device, and, possibly, subsequent generations of that device as well. Cohu has a niche position and relatively low share in the ATE market, which is primarily driven by two larger companies with significantly more resources to invest into the ATE market. Therefore, the opportunities to obtain orders from new customers or existing customers may be limited, which may impair our ability to grow our ATE revenue. We also believe that our niche position results in greater sales cyclicality versus larger more diversified ATE vendors, and Cohu's reliance on the mobile market for ATE sales continued to have a significant adverse impact on our fiscal 2024 ATE sales. These factors may materially and adversely affect our current and future target markets and our ability to compete successfully in those markets.

The transition from product development to the manufacture of new semiconductor equipment is a difficult process and delays in product introductions and problems in manufacturing such equipment are common. We have in the past and may in the future, experience difficulties in manufacturing and volume production of our new equipment. In addition, as is common with semiconductor equipment, after-sales support and warranty costs have typically been significantly higher with new products than with our established products. Future technologies, processes and product developments may render our current or future product offerings obsolete and we might not be able to develop, introduce and successfully manufacture new products or make enhancements to our existing products in a timely manner to satisfy customer requirements or achieve market acceptance. Furthermore, we might not realize acceptable profit margins on such products.

Consolidation in the semiconductor industry and within the semiconductor test equipment market could adversely affect the market for our products and negatively impact our ability to compete.

Consolidation in the semiconductor industry may reduce our customer base and could adversely affect the market for our products, which could cause a decline in our revenues. With consolidation, the number of actual and potential customers for our products has decreased in recent years. Consolidation may lead to relatively fewer opportunities to sell our products if we are not chosen as a supplier by any given prospective customer and may lead to increased pricing pressures from customers that have greater volume purchasing power. There has also been consolidation within the semiconductor test equipment market. This consolidation trend could change our interactions and relationships with complementary tester, instrument, and probe card suppliers, and negatively impact our revenue and operating results.

The cyclical nature of the semiconductor equipment industry places enormous demands on our employees, operations and infrastructure.

The semiconductor equipment industry is characterized by dramatic and sometimes rapid changes in demand for products. Sudden demand changes in business conditions, positive or negative, are common in our industry but the timing of such changes is very difficult to predict. Regardless of the reason, sudden changes in demand for semiconductor equipment may have a significant impact on our operations, and such changes in demand (up or down) are difficult to predict and proactively plan for. We have in the past and may in the future experience difficulties, particularly in manufacturing, and with training and recruiting large numbers of additions to our workforce. The volatility in headcount and business levels, combined with the cyclical nature of the semiconductor industry, may require that we invest substantial amounts in new operational and financial systems, procedures and quality controls. We may not be able to timely or successfully adjust our systems, facilities, production capacity and quality standards to meet our customers' changing requirements. Any inability to meet such requirements will have an adverse impact on our business, financial position and results of operations.

A limited number of customers account for a substantial percentage of our net sales.

A small number of customers have been responsible for a significant portion of our net sales. For fiscal year 2024, net revenue from our ten largest customers represented 57% of our total net revenue. During the past five years, the percentage of our sales derived from these significant customers has varied greatly. Such variations are due to changes in the customers' business, consolidation within the semiconductor industry and their purchase of products from our competitors. It is common in the semiconductor equipment industry for customers to purchase products from more than one equipment supplier, increasing the risk that our competitive position with a specific customer may deteriorate. No assurance can be given that we will continue to maintain our competitive position with these or other significant customers.

We expect the percentage of our revenues derived from significant customers will vary greatly in future periods. The loss of, or a significant reduction in, orders by these or other significant customers as a result of competitive products, market conditions including end market demand for our customers' products, outsourcing final semiconductor test to test subcontractors that are not our customers or other factors, could have a material adverse impact on our business, financial condition and results of operations.

If we cannot continue to develop, manufacture, market and support products and services that meet customer requirements for innovation and quality, our revenue and gross margin may suffer.

The process of developing new high technology products and services and enhancing existing products and services is complex, costly and uncertain, and any failure by us to anticipate customers' changing needs and emerging technological trends accurately could significantly harm our sales and results of operations. Our customers' selection processes typically are lengthy and can require us to incur significant sales, service and engineering expenses, and to provide the customer evaluation systems for a period of time at no charge, in pursuit of a single customer opportunity. For example, we typically expend significant resources educating our prospective customers regarding the uses and benefits of our products, customizing our products in ways that are specific to the potential customer's needs or loaning out test equipment, and we might not be reimbursed for such activities. The substantial resources we devote to our sales efforts may not result in any revenues from a customer. For example, any semiconductor project may never reach production or customers may elect to validate a project with our products and then search for a lower cost vendor for production equipment. We may not win the competitive selection process and may never generate any revenue despite incurring such expenditures. In addition, prospective customers might decide not to use our products or use our products for a relatively small percentage of their requirements after we have expended significant effort and expense toward product design, development, and/or manufacture. The delays inherent in these lengthy sales cycles increase the risk that a customer will decide to cancel, curtail, reduce or delay its product plans, causing us to lose anticipated sales.

If our relationships with our large customers deteriorate, our product development activities could be adversely affected.

The success of our product development efforts depends on our ability to anticipate market trends and the price, performance and functionality requirements of semiconductor device manufacturers. In order to anticipate these trends and ensure that critical development projects proceed in a coordinated manner, we must continue to collaborate closely with our largest customers. Our relationships with these and other customers provide us with access to valuable information regarding trends in the semiconductor device industry, which enables us to better plan our product development activities. If current relationships with our large customers are impaired, or if we are unable to develop similar collaborative relationships with important customers in the future, our product development activities could be adversely affected.

15

We must attract and retain experienced personnel to help support our future growth, and competition for such personnel in our industry is high.

Our success depends, to a significant degree, upon the continued contributions of our key executive management, engineering, sales and marketing, customer support, administrative and manufacturing personnel. The loss of any of these key personnel, each of whom would be extremely difficult to replace, through resignations, retirement or other circumstances, could harm our business and operating results. Despite our incentive arrangements with key members of our senior management team, these individuals or other key employees may still leave us, which could have a material adverse effect on our business. We do not have key person life insurance on any of our executives. In addition, to support our future growth, we will need to attract and retain additional qualified employees. Competition for such personnel in our industry is intense, and we may not be successful in attracting and retaining qualified employees. The expansion of high technology companies worldwide and growth in the demand for semiconductors have increased demand and competition for qualified personnel has intensified. In addition, the cost of living in San Diego and the Bay Area, California; Boston, Massachusetts; St. Paul, Minnesota; Lincoln, Rhode Island; Kolbermoor, Germany; La Chaux-de-Fonds, Switzerland and Osaka, Japan areas, where the majority of our engineering personnel are located, is high, and increasing further due to inflationary effects, and we have had difficulty in recruiting prospective employees from other locations. There may be only a limited number of persons with the requisite skills and relevant industry experience to serve in these positions and it may become increasingly difficult for us to hire personnel over time. Competition for engineering and other technical personnel in some of the markets in which we operate is especially competitive due to continued increases in the number of technology companies worldwide. In order to attract and retain executives and other key employees, we must provide a competitive compensation package, including cash and stock-based compensation, along with other benefits and workplace policies. If the anticipated value of our stock-based incentive awards does not materialize so that they cease to be viewed as valuable, if our profits decrease, or if our total compensation package is not viewed as competitive, our ability to attract, retain and motivate executives and key employees could be weakened. Our business, financial condition and results of operations could be materially adversely affected by the loss of any of our key employees, by the failure of any key employee to perform in his or her current position, or by our inability to attract and retain skilled employees.

The use of Artificial Intelligence ("AI") within Cohu's product development involves risks and uncertainties that may impact our operational performance and be subject to legal and/or regulatory action.

The information technology industry has experienced rapid technological developments, changes in industry standards, changes in customer requirements and frequent new product introductions and improvements. We currently utilize, and expect in the future to continue to utilize, AI technology within certain of our products. For example, we recently acquired Tignis, Inc., a provider of AI process control and analytics-based monitoring software. The primary goal of these technologies is to improve the efficiency and performance of our customer deployed systems. These solutions, along with our data analytics software designed to provide predictive maintenance recommendations and vision inspection software designed to find pattern recognition within large image datasets, utilize AI models that are trained using various data sets. While our use of AI technology is intended to accelerate innovation and improve productivity, the algorithmic calculations used by AI may result in incorrect data production and flawed root cause analysis of identified issues. If our AI models are incorrectly designed or implemented or do not receive pictures or visual data, they may produce inaccurate or unreliable results, negatively impacting the performance and reliability of our solutions. If the data is incomplete, inadequate, or biased, it could lead to suboptimal model performance, impairing the functionality of our solutions. Any malfunction or unexpected behavior in our AI-driven systems could lead to increased downtime and higher maintenance costs for our customers and potential loss of revenue. Additionally, failures in the performance of our AI models could damage our reputation, erode customer trust, and result in loss of business and negative publicity.

Additionally, it is likely that legal and/or regulatory actions that will be taken by impacted jurisdictions may include enhanced legislation that addresses the protection of individuals from data privacy harm resulting from AI use. The continued rapid evolution of AI, including potential government regulation of AI, will require resources to develop, test and maintain our products and features to help us implement AI ethically in order to minimize unintended harmful impact. If we are unable to respond quickly and successfully to these developments in AI requirements or policies, we may lose our competitive position, and our products or technologies may become uncompetitive or obsolete resulting in a loss of sales.

Risks Associated with Operating a Global Business

We are exposed to the risks of operating in certain foreign locations where Cohu manufactures certain products and supports our sales and services to the global semiconductor industry.

We are a global corporation with offices and subsidiaries in certain foreign locations to manufacture our products and support our sales and services to the global semiconductor industry. As such, we face risks in doing business globally. For example, while our corporate headquarters are located in California, additional key engineering, sales and administrative personnel are located in China, Germany, Japan, Malaysia, Philippines, Singapore, Switzerland, Taiwan and elsewhere in the U.S., and our manufacturing operations are primarily located in Japan, Singapore, Malaysia, Philippines and the U.S. Additionally, sales of our products to customers outside of the United States represent a significant part of our past and anticipated revenues. Our international sales as a percentage of our revenues were 86%, 88% and 90% for fiscal 2024, 2023 and 2022, respectively. Certain of our non-U.S. based customers also purchase through their subsidiaries in the United States. In the future we expect international sales to continue to account for a significant percentage of our revenues. Certain aspects inherent in transacting business internationally could negatively impact our operating results, including:

- costs and difficulties in staffing and managing international operations;

- currency exchange rate fluctuations, which could affect the value of our assets denominated in local currency, as well as the price of our products relative to locally produced products;

- legislative or regulatory requirements and potential changes in, or interpretations of, requirements in the United States and in the countries in which we manufacture or sell our products;

- trade restrictions, including treaty changes, sanctions and the suspension of export licenses;

- compliance with and changes in import/export tariffs and regulations;

- complex labor laws and privacy regulations;

- difficulties in adequately supervising employees widely distributed around the world, including due to implementing remote and/or hybrid work arrangements;

- difficulties in enforcing contractual and intellectual property rights;

- longer payment cycles and receivable collections;

- fluctuations in freight rates and transportation disruptions;

- seasonal fluctuations in purchasing patterns in other countries;

- health epidemics or other disruptions to trade and production;

- local and global political and economic instability or foreign conflicts, including trade wars, that involve or affect the countries of our customers;

- natural disasters and other climate risks;

- varied environmental laws and regulations at each of our principal locations; and

- complex tax laws and potentially adverse tax consequences, including restrictions on repatriating earnings and the threat of "double taxation."

Additionally, managing geographically dispersed operations presents difficult challenges associated with organizational alignment and infrastructure, communications and information technology, inventory control, customer relationship management, terrorist threats and related security matters and cultural diversities. If we are unsuccessful in managing such operations effectively, our business and results of operations will be adversely affected.

We have observed a continuing trend of increasing risks and challenges in the conduct of our international business activities, including expanded tariffs and other trade barriers affecting the United States and China. Additionally, we are required to comply with foreign import and export requirements, customs and value added tax standards that can be unclear or complex. Our failure to meet these requirements and standards could negatively impact our business operations. If one or more of these risks occurs, it could require us to dedicate significant resources to remedy, and if we are unsuccessful in finding a solution, our financial results will suffer.

Geopolitical instability in locations critical to Cohu and its customers may adversely impact our operations, sales and profitability.

The majority of our export sales are made to destinations in Asia. Political or economic instability, particularly in Asia, may adversely impact the demand for capital equipment, including equipment of the type we manufacture and market. In addition, we face intense competition from a number of Asian suppliers that have certain advantages over U.S. suppliers, including us. These advantages include, among other things, proximity to customers, lower cost structures, a willingness to compete solely on price, favorable tariffs and other government preferences or subsidy programs, and affiliation with significantly larger organizations. In addition, changes in the amount or price of semiconductors produced in Asia could negatively impact the profitability or capital equipment spending programs of our foreign and domestic customers.

An increase in geopolitical tensions in Asia, particularly in the Taiwan Strait, could disrupt existing semiconductor chip manufacturing and increase the prospect of an interruption to the semiconductor chip supply across the world. A setback to the current state of relative peace and stability in the region could compromise existing semiconductor chip production and have downstream implications for our Company. The world's largest semiconductor chip manufacturer is located in Taiwan and is a top supplier for many U.S. companies, many of which are part of the Company's customer base. Additionally, the armed conflict involving Hamas and Israel, as well as further escalation of tensions between Israel and various countries in the Middle East and North Africa, may cause increased inflation in energy and logistics costs and could further cause general economic conditions in the U.S. or abroad to deteriorate. It is unknown how long any of these disruptions will continue and whether such disruptions will become more severe.

The tensions related to Russia's actions have resulted in the U.S. and many European countries imposing significant economic sanctions on Russia and specific individuals targeted as having connections to the Russian government. The totality of these actions has continued to impact international trade relationships, and resulted in sustained increases in the cost of materials, where higher oil and other commodity prices have resulted in further increased shipping and transportation costs. Furthermore, energy shortages, particularly with respect to natural gas, should they occur in Europe, would disrupt our test handler operations and research and development activities at our Kolbermoor, Germany and La Chaux-de-Fonds, Switzerland facilities. In addition, the conflict could adversely impact the supply chain in this region, particularly with respect to critical materials and metals, such as palladium which is used in our interface products as well as in semiconductors. Any increases in the cost, or shortages, of materials or energy may continue to create supply issues for critical materials that could constrain manufacturing levels for Cohu's customers, leading to a decrease in demand for Cohu's products.

The global impact of the military action and subsequent imposing of sanctions continues to evolve and cannot be sufficiently measured or predicted with certainty. The inherent uncertainty surrounding this war may negatively impact the share prices of publicly traded companies. Government entities and both public and private companies within the United States may be exposed to attempted or actual cybersecurity attacks launched in retaliation, resulting in disruptions to domestic markets and a prolonged state of global market volatility. Furthermore, there remains ongoing uncertainty with respect to China's willingness to support ongoing or expanded sanctions, which could distance China from its existing trade partners, potentially creating a significant impact to the semiconductor chip and equipment industries that conduct operations within China, Taiwan and the region. There is a likelihood that these sanctions, and related geopolitical tensions, will not be resolved in the short-term but will have a lengthy disruption to all global companies.

Any of these conflicts or other threatened conflicts, if they cause interruption to semiconductor chip supply and related impacts to the company's customers, any increased costs, increased competition or constraints on resources such as freight, or other disruption in our supply chain, could result in an adverse impact to our financial results.

The occurrence of natural disasters, health epidemics, and geopolitical instability caused by terrorist attacks and other threats may adversely impact our operations and sales.

Our corporate headquarters is located in the San Diego, California area, our Asian sales and service headquarters are located in Singapore and Taiwan, and the majority of our sales are made to destinations in Asia. In addition, we have Asia-based manufacturing plants in Malaysia, Philippines and Japan. These regions are known for being vulnerable to natural disasters and other risks, such as earthquakes, tsunamis, fires and floods, volcanic eruptions, and geopolitical risks, which at times have disrupted the local economies. For example, a significant earthquake or tsunami could materially affect operating results. Although we believe that we carry reasonable and appropriate business insurance, we may not be insured for certain losses and business interruptions of this kind, or for geopolitical or terrorism impacts, and presently have very limited redundant, multiple site capacity in the event of a disaster. In the event of such disaster, our business would materially suffer.

Our business could also be adversely affected by the effects of a widespread outbreak of contagious diseases, such as we were adversely affected by the COVID-19 global pandemic. Our business has previously, and may in the future be, adversely impacted by evolving and extended public health requirements around the world; government-mandated facility shutdowns; import/export, shipping and logistics disruptions and delays; other supply chain and distribution constraints or delays; rapid changes to business, political or regulatory conditions affecting the semiconductor equipment industry and the overall global economy; availability of employees, increased sick time and lost employee productivity; risks associated with, at times, temporarily housing employees in our Malaysia and Philippines factories; remote working and increased cybersecurity risks; increased internal control risks over financial reporting as key finance staff work remotely; delayed product development programs; customers' canceling, pushing out orders or refusal to accept product deliveries; delayed collection of receivables; other actions of our customers, suppliers and competitors which may be sudden and inconsistent with our expectations; higher shipping, trucking and logistics costs; higher component costs; manufacturing capacity limitations; additional credit rating agency downgrades could occur which would increase our cost of raising capital; and potential additional impairment of goodwill or other intangible assets or inventory write-downs due to lower product demand may become necessary. Any of the foregoing, if they reoccur, may have a material adverse effect on our financial condition and results of operations, and may also have the effect of increasing the likelihood and/or magnitude of other risks described in these risk factors. With any reemerging COVID-19 surge or new health epidemic, we believe the risks of material adverse business disruption increase. We continuously monitor and react to the pandemic but cannot predict its future course or impacts.

Our business could be materially and adversely affected by transition and physical climate change effects and related matters.

We analyze climate change risks in two separate categories: transition risks and physical risks. Transition risks are those risks relating to the transition of the global economy to a focus on more climate-friendly technologies. This transition could have adverse financial impacts on us in several ways. For instance, more stringent environmental policies or regulations could lead to increased expenses relating to greenhouse gas emissions or other emissions that could increase our operating costs. Enhanced emissions-reporting or shifting technology could require us to write off or impair assets or retire existing assets early. Increased environmental mandates could also increase our exposure to litigation. We could be required to incur increased costs and significant capital investment to transition to lower emissions technologies. In addition, overall market shifts could increase costs of our raw materials and cause unexpected shifts in energy costs. Focus on sustainability has increased, and the company or its industry could be stigmatized as not friendly to the environment, which could adversely affect our reputation and our business, including due to difficulties in employee hiring and retention and our ability to access capital. Any of these matters could materially and adversely affect our business, financial condition or results of operations.

Physical risks from climate change that could affect our business include acute weather events such as floods, tornadoes or other severe weather and ongoing changes such as rising temperatures or extreme variability in weather patterns. These events could lead to increased capital costs from damage to our facilities, increased insurance premiums or reduced revenue from decreased production capacity based on supply chain interruptions. Any of these events could have a material adverse effect on our business, financial condition or results of operations (see risk factor entitled "*The occurrence of natural disasters, health epidemics, and geopolitical instability caused by terrorist attacks and other threats may adversely impact our operations and sales*").

19

We are exposed to additional risks as a result of increased attention by our stakeholders to sustainability, including environmental, social and governance matters.

Our stakeholders, including customers, investors, advisory firms, employees, and suppliers among others, are increasing their attention to, and establishing expectations for, sustainability and related matters. These expectations can extend to our corporate practices, initiatives, and disclosures, as well as stakeholder standards or preferences for investments or doing business. Third-party agencies have also established or added standards for rating companies on a range of sustainability-related factors that may be inconsistent and subject to change. Conversely, "anti-ESG" sentiment has gained momentum across the U.S., with a growing number of states, federal agencies, the executive branch and Congress having enacted, proposed or indicated an intent to pursue "anti-ESG" policies, legislation or issued related legal opinions and engaged in related investigations and litigation. If investors subject to "anti-ESG" legislation view our ESG practices as being in contradiction of such "anti-ESG" policies, legislation or legal opinions, such investors may not invest in us and it could negatively impact the price of our common stock. In addition, corporate diversity, equity and inclusion ("DEI") practices have recently come under increasing scrutiny. For example, some advocacy groups and federal and state officials have asserted that the U.S. Supreme Court's decision striking down race-based affirmative action in higher education in June 2023 should be analogized to private employment matters and private contract matters and several media campaigns and cases alleging discrimination based on such arguments have been initiated since the decision. Additionally, in January 2025, President Trump signed a number of Executive Orders focused on DEI, which indicate continued scrutiny of DEI initiatives and potential related investigations of certain private entities with respect to DEI initiatives, including publicly traded companies. If we do not successfully manage expectations across varied stakeholder interests, it could erode stakeholder trust and impact our reputation, the costs of doing business, and the willingness of these stakeholders to engage with, invest in, or retain us. In March 2024, the SEC adopted rules aimed at enhancing and standardizing climate-related disclosures; however, these rules are stayed pending the outcome of consolidated legal challenges in the Eighth Circuit Court of Appeals. Compliance with any new laws or regulations, including new or upcoming California or European requirements, increases our regulatory burden and could result in increased legal, accounting and compliance costs, make some activities more difficult, time-consuming and costly, affect the manner in which we conduct our business and adversely affect our profitability. In addition, the Company has provided voluntary disclosures on sustainability matters, including regarding energy usage, greenhouse gas emissions, health and safety, and labor and human rights. Such disclosures are aspirational and based on frameworks and standards for such initiatives and progress that are still developing, assumptions that may change, and disclosure control and procedures may continue to evolve. We may fail, or be perceived to fail, in attaining or maintaining our sustainability-related initiatives. The topics on which we focus may not be popular with our stakeholders. These events or perceptions may expose us to additional reputational and operational risks.

Risks Relating to Acquisitions and Other Strategic Transactions

We may choose to acquire new and complementary businesses, products or technologies instead of developing them ourselves, and we may be unable to complete these acquisitions or may not be able to successfully integrate an acquired business in a cost-effective and non-disruptive manner.

Our success depends on our ability to continually enhance and broaden our product offerings in response to changing technologies, customer demands and competitive pressures. As part of our business strategy, we will continue to regularly evaluate investments in, or acquisitions of, complementary businesses, joint ventures, services and technologies, and we expect that periodically we will continue to make such investments and acquisitions in the future. We may, however, face competition for acquisition targets from larger and more established companies with greater financial resources, making it more difficult for us to complete acquisitions. We cannot provide any assurance that we will be successful in consummating future acquisitions on favorable terms or that we will realize the benefits that we anticipate from one or more acquisitions that we consummate. Integrating any business, product, technology or service into our current operations could be expensive and time-consuming and/or disrupt our ongoing business. Acquisitions and investments involve numerous risks, including, but not limited to:

- acquisitions may underperform and we may not achieve any forecasted growth, benefits or synergies;

- difficulties entering potentially new markets or manufacturing in new geographies where Cohu has no or limited direct prior experience;

- difficulties and increased costs in connection with integration of the personnel, operations, technologies and products of acquired businesses;

- unexpected reduction of sales of existing products as a result of the introduction of new products;

- increasing the scope, geographic diversity and complexity of our business;

- the cost and risk of having to potentially develop new and unfamiliar sales channels for acquired businesses;

- diversion of management's attention from other operational matters and current products and customers;

- product manufacturing disruptions and delays as we potentially consolidate certain manufacturing sites;

- difficulties and significant costs in integrating the systems and processes of two companies with complex operations including multiple manufacturing sites;

- integration of acquired businesses and their operations, including enterprise resource planning systems, may be costly and time-consuming and divert resources away from other projects;

- the potential loss of key employees, customers or suppliers of Cohu or acquired businesses;

- lack of synergy, or the inability to realize expected synergies, resulting from the acquisition;

- potential unknown liabilities associated with the acquired businesses;

- failure to commercialize or meet the expected performance of the purchased technology or business;

- failure to retain key employees and customer or supplier relationships;

- the impairment of acquired intangible assets and goodwill that could result in significant charges to operating results in future periods; and

- challenges caused by distance, language and cultural differences.

We may decide to finance future acquisitions and investments through a combination of borrowings, proceeds from equity or debt offerings and the use of cash, cash equivalents and short-term investments. If we finance acquisitions or investments by issuing equity-linked (such as convertible debt) or equity securities, our existing stockholders may be diluted which would likely affect the market price of our stock. Mergers, acquisitions and investments are inherently risky and the inability to effectively manage these risks could materially and adversely affect our business, financial condition and results of operations. In addition, any impairment of goodwill or other intangible assets, amortization of intangible assets, write-down of other assets or charges resulting from the costs of acquisitions and purchase accounting could harm our business and operating results.

Risks Relating to our Indebtedness, Financing and Future Access to Capital

Due to the nature of our business, we need continued access to capital, which if not available to us or if not available on favorable terms, could harm our ability to operate or expand our business.

Our business requires capital to finance accounts receivable and product inventory that is not financed by trade creditors when our business is expanding. If cash from available sources is insufficient or cash is used for unanticipated needs, we may require additional capital sooner than anticipated.

We believe that our existing sources of liquidity, including cash resources and cash provided by operating activities will provide sufficient resources to meet our working capital and cash requirements for at least the next twelve months; however, a material adverse impact on our business from unforeseen events or a desire to reduce our outstanding indebtedness could result in a need to raise additional capital. Alternatively, we could decide to raise capital or incur additional indebtedness to fund strategic initiatives or operating activities, particularly if we pursue additional acquisitions. In the event we are required, or elect, to raise additional funds, we may be unable to do so on favorable terms, or at all, and may incur expenses in raising the additional funds and increase our interest rate exposure, and any future indebtedness could adversely affect our operating results and severely limit our ability to plan for, or react to, changes in our business or industry. For example, under our Credit Agreement which was repaid in full on February 9, 2024, we were limited by financial and other negative covenants in our credit arrangements, including limitations on our borrowing of additional funds and issuing dividends. If we cannot raise funds on acceptable terms, we may not be able to take advantage of future opportunities or respond to competitive pressures or unanticipated requirements. Any inability to raise additional capital when required could have an adverse effect on our business and operating results.

Our foreign operations expose us to additional risks relating to currency fluctuations.

Our international operations are significant to our revenues and net income, and we plan to continue to grow internationally. We report our financial results in U.S. dollars, but we incur certain costs in other currencies and have certain foreign currency denominated assets and liabilities. For example, we have significant business operations located in Germany and Switzerland, each of which engage in transactions with end customers, while costs related to manufacturing products are incurred in our manufacturing facilities in Asia and raw material supply chain costs are incurred in yet other currencies. We, therefore, face exposure to fluctuations in currency exchange rates. Significant fluctuations in exchange rates between the U.S. dollar and foreign currencies may adversely affect our revenues and earnings, despite our hedging of a portion of our international currency exposures. Additionally, hedging programs are inherently risky, may be ineffective, and could expose us to additional costs and risks that could adversely affect our financial condition and results of operations.

We have recorded restructuring, inventory write-offs and asset impairment charges in the past, and may do so again in the future, which could have a material negative impact on our financial results.

We plan to record restructuring charges in the first quarter of fiscal 2025, have previously recorded restructuring charges in prior years and we may implement restructuring plans in the future, which would require us to take additional, potentially material, restructuring charges related to employee terminations, asset disposal or exit costs. We may also be required to write off additional inventory if our product build plans or usage of inventory experience declines, and such additional write-offs could constitute material charges. In addition, significant adverse changes in market conditions could require us to take additional material impairment charges related to our long-lived assets if the changes impact the critical assumptions or estimates that we use in our assessment of the recoverability of our long-lived assets. Any such additional charges, whether related to restructuring, asset impairment or factory underutilization, may have a material negative impact on our operating results and related financial statements.

We are exposed to the instability of financial institutions where we maintain cash deposits or other liquid holdings, which could result in a lack of liquidity.

To ensure financial flexibility, we maintain a substantial amount of cash deposit holdings in financial banks that exceed the limits insured by the Federal Deposit Insurance Corporation ("FDIC"). A bank failure, default, or other adverse events that restrict the ability of financial institutions to perform, including elevated concerns of such potential events that are rapidly communicated across media platforms, may lead to liquidity constraints for those institutions. For example, on March 10, 2023, Silicon Valley Bank ("SVB") experienced a significant and rapid withdrawal of funds that led to its collapse. The FDIC determined that it would guarantee all deposit amounts held at SVB, including amounts above FDIC insurance limits. However, there is no guarantee that the FDIC will similarly protect deposit amounts held above insurance limits if other banks were to fail or other adverse conditions were to impact financial institutions.

While SVB's collapse was partly driven by recent interest rate increases, which resulted in steep realized losses to cover the run on withdrawals, the potential for similar events occurring pose ongoing risk to us. Such events could cause the loss of cash deposits, limit our access to debt facilities and restrict our ability to obtain needed liquidity from financial institutions, hampering our ability to make strategic acquisitions or investments.

Because a significant portion of Cohu's total assets is represented by goodwill, which is subject to mandatory impairment evaluation, and other intangibles, Cohu could be required to write off some or all of its goodwill and other intangibles, which may adversely affect the combined company's financial condition and results of operations.

Goodwill and other intangibles comprise 35% of Cohu's total assets, of which approximately $234.6 million of our total assets are allocated to goodwill. In accordance with Accounting Standards Codification ("ASC") Topic 350, *Intangibles - Goodwill and Other*, goodwill and certain other intangible assets with indefinite useful lives are not amortized but are reviewed at least annually for impairment, or more frequently if there are indications of impairment. Significant declines in the price of Cohu's common stock could increase the risk of an impairment. All other intangible assets are subject to periodic amortization. Cohu evaluates the remaining useful lives of other intangible assets each quarter to determine whether events and circumstances warrant a revision to the remaining period of amortization. When Cohu performs future impairment tests, it is possible that the carrying value of goodwill or other intangible assets could exceed their implied fair value and therefore would require adjustment. Such adjustment would result in a charge to operating income in that period. There can be no assurance that there will not be further adjustments for impairment in future periods.

Risks Relating to Owning Our Stock

Our financial and operating results may vary and fall below analysts' estimates, or credit rating agencies may change their ratings on Cohu, any of which may cause the price of our common stock to decline or make it difficult to obtain other financing.

Our operating results may fluctuate from quarter to quarter due to a variety of factors including, but not limited to:

- seasonal, volatile and unpredictable nature of the semiconductor equipment industry;

- timing and amount of orders from customers and shipments to customers;

- customer decisions to cancel orders or push out deliveries;

- inability to recognize revenue due to accounting requirements;

- inventory write-downs;

- unexpected expenses or cost overruns in the introduction and support of products;

- inability to deliver solutions as expected by our customers;

- geopolitical changes impacting our business, including with respect to China and Taiwan;

- intangible and deferred tax asset write-downs; and

- general economic and market conditions, including impacts from sanctions against Russia and the military conflict in Ukraine, increased inflationary pressures, interest rate changes, and any resurgence of the COVID-19 pandemic.

Due to these factors or other unanticipated events, quarter-to-quarter comparisons of our operating results may not be reliable indicators of our future performance. In addition, from time to time our quarterly financial results may fall below the expectations of the securities and industry analysts who publish reports on our company or of investors in general. This could cause the market price of our stock to decline, perhaps significantly.

In addition, as a result of the Term Loan Credit Facility, which was paid in February 2024, we maintain credit ratings with Moody's Investors Service, Inc. ("Moody's") and S&P Global Ratings ("S&P"). Any downgrades of Cohu's credit ratings or rating outlooks, if and when they were to occur, may materially and adversely affect the market price of our equity and the availability, cost or interest rate of other credit or financing. Cohu's current credit ratings are considered non-investment grade and make it more costly (as compared to investment grade borrowers) for Cohu or its subsidiaries to borrow money or enter into new credit facilities and to raise certain other types of capital and/or complete additional financings.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results, and current and potential stockholders may lose confidence in our financial reporting.

We are required by the SEC to establish and maintain adequate internal control over financial reporting that provides reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. We are likewise required, on a quarterly basis, to evaluate the effectiveness of our internal controls and to disclose any changes and material weaknesses in those internal controls. Although we believe that we have adequate internal controls in place at this time, we cannot be certain that, with significantly greater global complexity, we will be able to maintain adequate internal control over our financial reporting in future periods. Any failure to maintain such internal controls could adversely impact our ability to report our financial results on a timely and accurate basis. If our financial statements are not accurate, investors may not have a complete understanding of our operations. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock. Likewise, if our financial statements are not filed on a timely basis as required by the SEC and Nasdaq Global Select Market, we could face severe consequences from those authorities. In either case, there could be a material adverse effect on our business and/or our stock price.

We have experienced significant volatility in our stock price.

A variety of factors may cause the price of our stock to be volatile. The stock market in general, and the market for shares of high-technology companies in particular, including ours, have experienced extreme price fluctuations, which have often been unrelated to the operating performance of affected companies. During the three-year period ended December 28, 2024, the price of our common stock has ranged from $43.99 to $22.80. The price of our stock may be more volatile than the stock of other companies due to, among other factors, the unpredictable, volatile and seasonal nature of the semiconductor industry, our significant customer concentration, intense competition in the test contactor, test handler, automated test equipment industry, our limited backlog, our debt levels, and our relatively low daily stock trading volume. The market price of our common stock is likely to continue to fluctuate significantly in the future, including fluctuations related and unrelated to our performance.

We may underperform relative to our expectations.

Our business and financial performance are subject to certain risks and uncertainties, as described in these risk factors. We may not achieve our forecasted growth rates, levels of revenue, earnings, or operating efficiency that we expect and may incur losses in the business at any time. Any underperformance from our expectations or forecasts could have a material adverse effect on our financial condition, results of operations, and cause abrupt, significant stock price declines. We may become subject to campaigns by shareholders advocating corporate actions such as financial restructuring, increased borrowing, special dividends, stock repurchases or divestitures. Such activities could interfere with our ability to execute our business plans, be costly and time-consuming, disrupt our operations, divert the attention of management or result in other short-term focused corporate actions, any of which could have an adverse effect on our business or stock price.

Provisions of our certificate of incorporation and bylaws and Delaware law may make a takeover of Cohu more difficult.

There are provisions in our basic corporate documents and under Delaware law that could discourage, delay or prevent a change in control, even if a change in control may be regarded as beneficial to some or all of our stockholders.

The issuance of shares of our common stock in connection with any future offerings of securities by us, will dilute our shareholders' ownership interest in the company.

We may seek additional financing in the future to meet our capital needs or to meet our strategic initiatives or operating activities. We have in the past issued common stock as acquisition consideration and for general corporate purposes. For example, in March 2021, we issued 5,692,500 additional shares of our common stock in an underwritten follow-on public offering, which represented an increase of 13.4% of outstanding shares of common stock at the time. We may determine to utilize common stock as acquisition consideration, issue convertible debt, or pursue another follow-on equity offering to raise capital for debt reduction or for other general corporate purposes, at any time in the future. Any issuances of additional shares of our common stock would dilute shareholders' ownership interest in our company, and shareholders would have a proportionately reduced ownership and voting interest in our company as a result of equity issuance. If we raise additional funds by issuing debt, we may be subject to limitations on our operations due to restrictive covenants. Additionally, our ability to make scheduled payments or refinance our obligations will depend on our operating and financial performance, which in turn is subject to prevailing economic conditions and financial, business and other factors beyond our control.

Cohu's stock repurchase program may not have an impact that is fully reflected in the current stock valuation.

Effective November 2, 2021, a $70 million share repurchase program was authorized by our Board of Directors. On October 25, 2022, our Board of Directors authorized an additional $70 million under the share repurchase program. The stock repurchase program was authorized to potentially offset dilution from equity issuances under Cohu's equity incentive plans and because the Board believes that, for reasons unrelated to the company's performance, the trading price of Cohu's common stock from time to time may not be reflective of the true value of the Company. Any repurchases have been and may be made in the future using our existing cash resources. The Company gives no assurances as to when, how much and for what duration stock repurchases may be made. However, stock repurchases may adversely affect the Company if the economy turns downward, as it could leave the Company limited in its ability to obtain cash necessary for ongoing operations or strategic initiatives. In addition, any repurchase of stock may have no positive impact on our stock price. Further, as stock may be repurchased, given the volatility of our stock price, we may repurchase stock at prices which, in hindsight, are materially higher than the subsequent price of our stock.

Risks Relating to Regulatory Matters

There may be changes in, and uncertainty with respect to, legislation, regulation and governmental policy in the United States.

Specific legislative and regulatory proposals that could have a material impact on us include, but are not limited to, infrastructure renewal programs, modifications to international trade policy, increased duties, tariffs or other export restrictions, public company reporting requirements, climate change and environmental regulation, corporate tax legislation, new employment and privacy laws, and antitrust enforcement.

Trade regulations and restrictions impact our ability to manufacture certain products and to sell to certain customers, specifically in China, which may materially harm and limit Cohu's business.

We are subject to U.S. laws and regulations that limit and restrict the export of some of our products and services and may restrict our transactions with certain customers, business partners and other persons. In certain circumstances, export control and economic sanctions regulations prohibit the export of certain products, services and technologies, and in other circumstances are required to obtain an export license before exporting the controlled item. We must also comply with export restrictions and laws imposed by other countries affecting trade and investments. We maintain an export compliance program but there are risks that the compliance controls could be circumvented, exposing us to legal liabilities. There have been several significant changes in U.S. export regulations relating to China since 2019. More recently, in fiscal 2022 and again in fiscal 2024, export controls were issued relating to the Chinese semiconductor manufacturing, advanced computing, and supercomputer industries, where these additional controls may impact our ability, and/or that of our customers, to sell and ship products to semiconductor fabrication facilities located in China. These export controls include restrictions on certain semiconductor integrated circuits, commodities containing such integrated circuits, and semiconductor manufacturing equipment. Furthermore, the export controls restrict the ability of U.S. persons to support the development or production of integrated circuits at certain semiconductor fabrication facilities in China. In addition to the specific restrictions impacting our business, the regulations may have an adverse impact on certain actual or potential customers and on the global semiconductor industry. To the extent the regulations impact actual and potential customers or disrupt the global semiconductor industry, our business and revenues will be adversely impacted.

Additionally, these collective export restrictions and the ongoing unpredictability of U.S.-China trade relations have encouraged China-based companies to actively seek to obtain a greater supply of similar or substitute products from our foreign competitors that are not subject to these restrictions, thereby decreasing our long-term competitiveness as a supplier to China-based companies. These ongoing actions indicate that the U.S. government may impose other new export restrictions. If implemented with no prior notice, even controls that ultimately have minimal long-term impact to Cohu, may create short-term limitations on Cohu's business as it evaluates the full impact of such new and any subsequent controls. The prospect of future export controls that are implemented in a similar manner may continue to have an ongoing impact on Cohu's business, results of operations, or financial conditions.

Unanticipated changes in our tax provisions, enactment of new tax laws, or exposure to additional income tax liabilities could affect our profitability.

We are subject to income and other taxes in the U.S. and numerous foreign jurisdictions. Our tax liabilities are affected by, among other things, the amounts our affiliated entities charge each other for intercompany transactions. Our United States, German, Singaporean and Philippines subsidiaries have income tax returns currently under routine examination by tax authorities for different periods between fiscal 2017 and 2023. We may be subject to ongoing tax examinations in various jurisdictions. Tax authorities may disagree with our intercompany charges or other matters and assess additional taxes. While we regularly assess the likely outcomes of these examinations to determine the appropriateness of our tax provision, tax audits are inherently uncertain, and an unfavorable outcome could occur. An unanticipated, unfavorable outcome in any specific period could harm our operating results for that period or future periods. The financial cost and management attention and time devoted to defending income tax positions may divert resources from our business operations, which could harm our business and profitability. Tax examinations may also adversely impact the timing and/or amount of our refund claims.

Our effective tax rate in the future could be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of our deferred tax assets and liabilities, changes in tax laws and the discovery of new information during our tax return preparation process. In particular, the carrying value of our deferred tax assets and the utilization of our net operating loss and credit carryforwards are dependent on our ability to generate future taxable income in the U.S. and other countries. Furthermore, these carryforwards may be subject to annual limitations as a result of changes in Cohu's ownership.

For example, beginning in fiscal 2022, the Tax Cuts and Jobs Act, or the Tax Act, eliminated the option to deduct research and development expenditures currently and requires taxpayers to capitalize and amortize them over five or fifteen years pursuant to Internal Revenue Code Section 174. This increased our effective tax rate and our cash tax payable in fiscal 2022 through 2024. If the requirement to capitalize Section 174 expenditures is not modified, it may also continue to adversely impact our effective tax rate and our cash tax liability in future years.

The OECD/G20 Inclusive Framework on Base Erosion & Profit Shifting ("BEPS") reached agreement on the Pillar Two global minimum tax rules in October 2021 to address the challenges arising from the digitalization of the economy. These new Global Anti-Base Erosion ("GloBE") rules are now being implemented by jurisdictions around the world and will apply to many companies from fiscal 2024. Pillar Two introduces a global minimum Effective Tax Rate ("ETR") where multinational groups with consolidated revenue over €750 million are subject to a minimum ETR of 15% on income arising in low-tax jurisdictions. On January 20, 2025, President Trump signed an executive order effectively cancelling the United States' commitments to the global minimum tax rules, stating that those commitments cannot have any effect in the United States without an act of approval of the U.S. Congress. Any new tax legislation or initiatives could not only significantly increase our tax provision, cash tax liabilities, and effective tax rate, but could also significantly increase tax uncertainty due to differing interpretations and increased audit scrutiny. These specific actions did not impact our consolidated financial statements in fiscal 2024. However, it is likely that these new rules will have an impact in some form on our operations and financial results and may adversely impact our operational decisions and/or our profitability.

We have tax incentives or tax holiday arrangements in the Philippines and Malaysia which may change or cease to be in effect or applicable, in part or in whole, for reasons within or beyond our control. In addition, if our assumptions and interpretations regarding tax laws, incentives or holiday arrangements prove to be incorrect or are otherwise modified, our corporate income tax burden may significantly increase. Also, some of our various tax incentives in Malaysia are expiring and if we are unable to secure renewal of the expiring tax incentives, our effective tax rate may be adversely impacted.

Compliance with regulations may impact sales to foreign customers and impose costs and any failure to comply with such laws may result in severe sanctions and liabilities, which may negatively affect our business, operating results and financial condition.

Certain products and services that we offer require compliance with U.S. and other foreign country export and other regulations. Compliance with complex and dynamic U.S. and other foreign country laws and regulations that apply to our international sales activities increases our cost of doing business in international jurisdictions and could expose us or our employees to fines and penalties. These laws and regulations include import and export requirements, the U.S. State Department International Traffic in Arms Regulations ("ITAR") and U.S. and other foreign country laws such as the Foreign Corrupt Practices Act ("FCPA"), and local laws prohibiting corrupt payments to governmental officials. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers or our employees, prohibitions on the conduct of our business and damage to our reputation. Some of our distribution partners are located in parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. The policies and procedures we have implemented to discourage these practices by our employees, our existing safeguards and any future improvements may prove to be ineffective, and our employees, consultants, sales agents or distributors may engage in conduct for which we might be held responsible. Although we have implemented policies and procedures designed to ensure compliance with these laws, there can be no assurances that our employees, contractors or agents will not violate our policies, or that our policies will be effective in preventing all potential violations. In addition, the U.S. government may seek to hold us liable for successor liability FCPA violations committed by companies in which we invest or that we acquire. Any such violations could include prohibitions on our ability to offer our products and services to one or more countries, and could also materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, our business and our operating results. Further, defending against claims of violations of these laws and regulations, even if we are successful, could be time-consuming, result in costly litigation, divert management's attention and resources and cause us to incur significant expenses. On February 10, 2025, President Trump signed an executive order directing the Attorney General, or a period of 180 days (1) effectively halt the initiation of new Foreign Corrupt Practices Act (FCPA) investigations and enforcement actions and (2) undertake a detailed review of any such existing matters with an eye toward restoring proper bounds on enforcement. However, there can be no assurance that potential violations during this pause of enforcement minimizes or eliminates the potential damages identified above.

In addition to government regulations regarding sale and export, we are subject to other regulations regarding our products. For example, the U.S. SEC has adopted disclosure rules for companies that use conflict minerals in their products, with substantial supply chain verification requirements if the materials come from, or could have come from, the Democratic Republic of the Congo or adjoining countries. These rules and verification requirements impose additional costs on us and on our suppliers and may limit the sources or increase the cost of materials used in our products. Further, if we are unable to certify that our products are conflict free, we may face challenges with our customers that could place us at a competitive disadvantage, and our reputation may be harmed.

Any failure to comply with environmental laws and regulations could subject us to significant fines and liabilities, and new laws and regulations (such as involving climate change) or changes in regulatory interpretation or enforcement could make compliance more difficult and costly.

We are subject to various U.S. federal, state and local, and foreign governmental laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants into the air and water, the management and disposal of hazardous substances and wastes, the cleanup of contaminated sites and the maintenance of a safe workplace. We could incur substantial costs, including cleanup costs, civil or criminal fines or sanctions and third-party claims for property damage or personal injury, as a result of violations of or liabilities under environmental laws and regulations or non-compliance with the environmental permits required at our facilities. In addition, new regulations or shareholder or other public expectations for reductions in greenhouse gas emissions could result in increased energy, transportation and raw material costs, and may require us to make additional investments in facilities and equipment. As a result, the effects of climate change could have a long-term adverse impact on our business and results of operations.

Risks Relating to Cybersecurity, Intellectual Property, Privacy and Litigation

Our business and operations could suffer in the event of cybersecurity breaches within our operational systems or products.

Attempts by others to gain unauthorized access to information technology systems are becoming more sophisticated and are sometimes successful. These attempts, which might be related to industrial or other espionage, include covertly introducing malware to our computers and networks and impersonating authorized users, among others. We seek to detect and investigate all cybersecurity incidents and to prevent their recurrence, but in some cases, we might be unaware of an incident or its magnitude and effects. We have been impacted by immaterial "phishing" schemes and we are continuing our efforts to train employees on such risks but may still incur damages from such schemes in the future. We believe that the implementation of extensive employee telework practices has increased our cybersecurity risks. The theft, unauthorized use or publication of our intellectual property and/or confidential business information could harm our competitive position, reduce the value of our investment in research and development and other strategic initiatives or otherwise adversely affect our business. See Item 1C entitled "*Cybersecurity*" for additional information about our cybersecurity processes, oversight, risk mitigation and governance. To the extent that any security breach results in inappropriate disclosure of our customers' or licensees' confidential information, we may incur liability as a result. In response to these risks, we expect to continue to devote additional resources to the security of our information technology systems. Any future attacks which may disrupt our IT systems, or those of our suppliers, could impact our sales, financial results and stock price.

We may fail to adequately protect our intellectual property and, therefore, lose our competitive advantage.

Our future success and competitive position depend in part upon our ability to obtain and maintain proprietary technology for our principal product families. If we fail to adequately protect our intellectual property, it will give our competitors a significant advantage. We own or have licensed a number of patents relating to our products, and have filed applications for additional patents. Any of our pending patent applications may be rejected, however, and we may be unable to develop additional proprietary technology that is patentable in the future. In addition, the patents that we do own or that have been issued or licensed to us may not provide us with competitive advantages and/or may be challenged by third parties.

Third parties may also design around our patents or copy our patented inventions without our knowledge. In addition to patent protection, we rely upon copyrights for protection of our proprietary software and documentation, trademarks for protection of our brand and source of goods, and trade secret law and confidentiality and exclusivity agreements for protection of our confidential and proprietary information and technology. These measures do not guarantee protection of our intellectual property, however. We can give no assurance that our copyrights will be upheld or will successfully deter infringement by third parties. Even though we routinely enter into confidentiality agreements with our employees and other third parties there can be no assurances that trade secrets and proprietary information will not be disclosed, that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets, or that we can fully protect our trade secrets and proprietary information. Violations by others of our confidentiality agreements and the loss of employees who have specialized knowledge and expertise could harm our competitive position and cause our sales and operating results to decline as a result of increased competition. It is also possible that third parties will misappropriate our trade secrets or other confidential information. We may be subject to cybersecurity breaches in which a third party obtains our confidential information. Third parties may also reverse engineer our products to copy our technology. Any of these circumstances could result in harm to our competitive position in the market.

Failure to protect our trademarks can lead to other companies selling products using confusing similar names, thereby damaging our brand. In some countries, it can be difficult to register trademarks because of the strict examination process or blocking trademarks for other goods. Costly and time-consuming litigation might be necessary to enforce and determine the scope of our intellectual property rights, and failure to obtain or maintain trade secret protection might adversely affect our ability to continue our research or bring products to market. From time to time, we may find it necessary to initiate litigation against other persons or entities to protect and/or enforce our intellectual property or contractual rights. However, litigation is costly and time consuming and there is no assurance that any lawsuit we bring will yield the result that we seek, as (i) the lawsuit may be dismissed or there could be an adverse finding, (ii) we may not be able to pursue the lawsuit due to the laws of the applicable country or (iii) there may be a subsequent unfavorable change in law that limits our ability to pursue the lawsuit. For example, litigation discovery practice in China, Japan, South Korea, continental Europe and Taiwan is not as robust as the United States, so it can be more difficult to determine if a company is infringing on our patents and more challenging to bring a lawsuit.

Monitoring and preventing unauthorized use are also difficult and the measures we take to protect our intellectual property rights may not be adequate. Accordingly, infringement of our intellectual property rights poses a serious risk of doing business. There is a risk that we may be unable to adequately protect our intellectual property rights in certain foreign countries. For example, our competitors may independently develop similar technology or duplicate our products. If this occurs, it would be easier for our competitors to develop and sell competing products in these countries resulting in a loss of sales.

We may not be able to adequately protect or defend ourselves against intellectual property infringement claims, which may be time-consuming and expensive, or affect the freedom to operate our business.

Our competitors or other third parties may hold or obtain patents, copyrights, trademarks or other proprietary rights that could prevent, limit or interfere with our ability to make, use, develop, sell or market our products and services, which could make it more difficult for us to operate our business. From time to time, the holders of such intellectual property rights may assert their rights and urge us to take licenses and/or may bring suits alleging infringement or misappropriation of such rights, which could result in substantial costs, negative publicity and management attention, regardless of merit.

While we endeavor to obtain and protect the intellectual property rights that we expect will allow us to retain or advance our strategic initiatives in these circumstances, there can be no assurance that we will be able to adequately identify and protect the portions of intellectual property that are strategic to our business or mitigate the risk of potential suits or other legal demands by third parties. Accordingly, we may consider the entering into licensing agreements with respect to such rights, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur, and such licenses and associated litigation could significantly increase our operating expenses. Further, if we are determined to have or believe there is a high likelihood that we have infringed upon a third party's intellectual property rights, we may be required to cease making, selling or incorporating certain components or intellectual property into the goods and services we offer, to pay substantial damages and/or license royalties, to redesign our products and services and/or to establish and maintain alternative branding for our products and services. In the event that we are required to take one or more such actions, our brand, business, financial condition and operating results may be harmed.

Data privacy, identity protection and information security compliance may require significant resources and presents certain risks.

We collect, store, have access to and otherwise process certain confidential or sensitive data, including proprietary business information, customer data, personal data or other information that is subject to privacy and security laws, regulations and/or customer-imposed controls. We continue to monitor global privacy laws and legislation to determine its impact on our business. We do not process individual credit card information, but we do maintain certain personally identifiable information on our employees. Such employee information may be subject to the EU General Data Protection Regulation and/or the California Consumer Protection Act. We believe that we have implemented reasonable procedures and internal controls in compliance with these laws, but should such actions be insufficient, we may be subject to regulatory investigations, fines and legal costs. In addition, we operate in an environment in which there are different and potentially conflicting data privacy laws in effect in the various U.S. states and foreign jurisdictions in which we operate and we must understand and comply with each law and standard in each of these jurisdictions while ensuring the data is secure. Government enforcement actions can be costly and interrupt the regular operation of our business, and violations of data privacy laws can result in fines, reputational damage and civil lawsuits, any of which may adversely affect our business, reputation and financial statements.

We could face negative consequences in the future if we, our suppliers, channel partners, customers or other third parties experience the actual or perceived risk of theft, loss, fraudulent use or misuse of data. Such an event could lead customers to select the products and services of our competitors. An incident could harm our reputation, cause unfavorable publicity or otherwise adversely affect certain potential customers' perception of the security and reliability of our services as well as our credibility and reputation, which could result in the loss of sales or curtailed growth. While we maintain general liability and cybersecurity insurance coverage, such coverage might not be adequate or otherwise protect us from liabilities or damages with respect to claims alleging compromises of customer data, that such coverage will continue to be available to us on acceptable terms or at all, or that such coverage will pay future claims. The successful assertion of one or more large claims against us that exceeds our available insurance coverage, or results in changes to our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have an adverse effect on our business.

We currently are, and in the future may be, subject to litigation or regulatory proceedings that could have an adverse effect on our business.

From time to time, we may be subject to litigation or other administrative, regulatory or governmental proceedings, including tax audits and resulting claims that could require significant management time and resources and cause us to incur expenses and, in the event of an adverse decision, pay damages or incur costs in an amount that could have a material adverse effect on our financial position or results of operations.

Item 1B.   Unresolved Staff Comments.

None.

Item 1C.   Cybersecurity.

Risk Management and Strategy

We recognize the critical importance of developing, implementing, and maintaining robust cybersecurity measures to safeguard our information systems and protect the confidentiality, integrity, and availability of our intellectual property and data. We maintain policies and procedures designed to allow management to assess, identify, and manage material risks from cybersecurity threats. We integrate our cybersecurity policies and procedures into our overall enterprise risk management program, which is implemented by management and overseen by the Board of Directors (the "Board") through its Audit Committee.

We utilize the Center for Internet Security ("CIS") Critical Security Controls as a framework for managing our cybersecurity program. The CIS framework outlines 18 critical control areas relating to organizational security and provides effective methodologies, guidelines, and industry standard best practices to develop and manage a comprehensive cybersecurity program. Additionally, we align our controls to various international security certifications and standards and have adopted best practices from industry leading frameworks. Our cybersecurity program includes policies and procedures relating to encryption, data loss prevention technology, authentication technology, access control, anti-malware software, third-party risk monitoring, insider risk management and identity management. We engage third-party services to conduct evaluations of our security controls, whether through penetration testing, independent audits, or consulting on best practices to address new challenges. These evaluations include testing both the design and operational effectiveness of security controls. We also regularly obtain system and organization control ("SOC") reports from our service providers ("SOC 2"). Members of our corporate information security organization receive information exchanges from their professional networks and attend training, webinars, and conferences to stay up to date on both trends and system-specific updates. In addition, all Cohu employees are required to complete continuous security awareness training including annual training, weekly testing and frequent notifications regarding updates on trends or types of attacks, each of which are designed to promote a company-wide culture of cybersecurity risk awareness and management.

In the last three fiscal years, we have not experienced any material cybersecurity incidents and the expenses we have incurred from cybersecurity incidents, including penalties and settlements, were immaterial. As a result, we do not believe that risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected us, our results of operations or financial condition. Notwithstanding the measures we take to assess, identify, and manage cybersecurity risks, we may not be successful in preventing or mitigating a cybersecurity incident that could have a material adverse effect on us and we may experience such incidents in the future and the scope and impact of any such future incidents cannot be predicted. For a discussion of how risks from identified cybersecurity threats, including as a result of any previous cybersecurity incidents, may materially affect or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition, see the risk factor entitled "*Our business and operations could suffer in the event of cybersecurity breaches within our operational systems or products*".

Governance

Role of the Board of Directors and the Audit Committee

As part of the Board's role in overseeing our enterprise risk management program, which includes our cybersecurity risk management, the Board is responsible for exercising oversight of management's identification and management of, and planning for, material cybersecurity risks that may reasonably be expected to have an adverse effect on us. While the full Board has overall responsibility for risk oversight, the Board has delegated oversight responsibility related to risks from cybersecurity threats to the Audit Committee. The Audit Committee is informed of the Company's cybersecurity risk management and receives an overview of its cybersecurity program from management at least annually, which typically includes a table top simulation and covers topics including, among others, recent cybersecurity risk landscape and trends, data security posture, results from third-party assessments, training and vulnerability testing, our incident response plan, material cybersecurity risks, whether developing or actual, as well as the steps management has taken to respond to such risks, emerging cybersecurity regulations, technologies and best practices. This review helps in identifying areas for improvement and in aligning cybersecurity efforts with the overall risk management framework and promotion of our business objective and operational needs. In addition to our scheduled meetings, the Audit Committee maintains an ongoing dialogue with management, including regarding emerging or potential cybersecurity risks.

Role of Management

Our corporate information security organization, led by our Chief Information Security Officer ("CISO"), is responsible for our overall information security strategy, policy, security engineering, operations and cyber threat detection and response.

Our CISO has over 35 years of experience in various roles in information technology and information security, including serving as SVP and CIO or VP and CIO at various defense, aerospace and semiconductor supplier companies. He holds a bachelor's degree in Computer Science, an MBA, and holds several relevant certifications, including Information Technology Infrastructure Library (ITIL) Certification. The corporate information security organization manages and regularly enhances our enterprise security structure with the goal of preventing cybersecurity incidents to the extent feasible, while simultaneously increasing our system resilience in an effort to minimize the business impact should an incident occur. Central to this organization is our cybersecurity incident response team ("CIRT"), which is responsible for the protection, detection and response capabilities used in the defense of Cohu's data and enterprise computing networks. In the event of an incident, we intend to follow our incident response plan, which outlines the steps to be followed from incident detection to mitigation, mitigation or eradication, recovery and notification, including notifying key functional areas, as well as the CISO, General Counsel, CEO, Chairperson of the Board and Chairperson of the Audit Committee and other members of the Board, as appropriate.

Item 2. Properties.

Certain information concerning our principal properties at December 28, 2024, is set forth below:

Location	Major Activities	Approx. Sq. Ft.	Ownership
Poway, California	1, 2, 3, 4, 5	147,000	Leased
Melaka, Malaysia [1]	2, 3, 4, 5	117,000	Leased
Calamba City, Laguna, Philippines	2, 3, 4, 5	92,000	Owned
Kolbermoor, Germany	2, 3, 4, 5	83,000	Owned
Osaka, Japan	2, 3, 4, 5	67,000	Owned
Norwood, Massachusetts	2, 4, 5	56,000	Leased
La Chaux-de-Fonds, Switzerland	2, 4, 5	33,000	Leased
Milpitas, California	2, 4, 5	31,000	Leased
Singapore	2, 3, 4, 5	27,000	Leased
Lincoln, Rhode Island	2, 3, 4, 5	22,000	Leased
St. Paul, Minnesota	2, 3, 4, 5	17,000	Leased

(1) On December 30, 2024, we completed the purchase of our leased facility in Melaka, Malaysia.

Major activities have been separated into the following categories: 1. Corporate Administration/Principal Executive Offices and Global Headquarters, 2. Sales, Service and Customer Support, 3. Manufacturing, 4. Engineering and Product Development, and 5. Marketing, Finance and General Administration

In addition to the locations listed above, we lease other properties primarily for sales and service, engineering, and general administration in various locations. We believe our facilities are suitable for their respective uses and are adequate for our present needs.

Item 3. Legal Proceedings.

See Note 13, "Commitments and Contingencies" in Part IV, Item 15(a) of this Form 10-K for information regarding legal proceedings.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

(a)   Market Information

Cohu, Inc. stock is traded on the Nasdaq Global Select Market under the symbol "COHU".

Holders

At February 5, 2025, Cohu had 427 stockholders of record. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

Dividends

We are proactively managing cash flow and Cohu's Board of Directors authorized suspending our quarterly cash dividend indefinitely, as of May 5, 2020. The dividend suspension has resulted in approximately $10 million of annualized cash savings, which we are utilizing to deleverage and strengthen our balance sheet. Future reinstatement of our dividend policy may be affected by, among other items, our views on potential future capital requirements, including those related to debt service requirements, research and development, investments and acquisitions, legal risks and stock repurchases.

Recent Sales of Unregistered Securities

During fiscal 2024, we did not issue any securities that were not registered under the Securities Act of 1933, as amended.

Issuer Purchases of Equity Securities

On October 28, 2021, we announced that our Board of Directors authorized a $70 million share repurchase program. This share repurchase program was effective as of November 2, 2021, and has no expiration date. On October 25, 2022, our Board of Directors authorized an additional $70 million under the share repurchase program. The timing of share repurchases and the number of shares of common stock to be repurchased will depend upon prevailing market conditions and other factors. Repurchases under this program will be made using our existing cash resources and may be commenced or suspended from time to time at our discretion without prior notice. Repurchases may be made in the open market, through 10b5-1 programs, or in privately negotiated transactions at prevailing market rates in accordance with federal securities laws. All such repurchased shares and related costs are held as treasury stock and accounted for at trade date using the cost method. The total number of shares of common stock we purchased during the fiscal year ended December 28, 2024 was 915,504 shares.

We did not repurchase any shares of our stock during the three months ended December 28, 2024.

Equity Compensation Plan Information

The information required by this Item regarding equity compensation plans is incorporated by reference to the information set forth in Part III, Item 12 of this Annual Report on Form 10-K.

Comparative Stock Performance Graph

The information contained in this Stock Performance Graph section shall not be deemed to be "soliciting material" or "filed" with the SEC or subject to the liabilities of Section 18 of the Exchange Act except to the extent that Cohu specifically incorporates it by reference into a document filed under the Securities Act or the Exchange Act.

The graph below compares the cumulative total stockholder return on the common stock of Cohu for the last five fiscal years with the cumulative total return on custom Peer Group Indexes and a Nasdaq Global Select Market Index over the same period (assuming the investment of $100 in Cohu's common stock, Peer Group Index and Nasdaq Global Select Market Index on December 28, 2019, and reinvestment of all dividends). The custom Peer Group Indexes are comprised of companies within our industry and are utilized in our executive compensation planning process. This peer group is revised annually to reflect acquisitions and to include comparable companies in the semiconductor equipment market to ensure a sufficient number of companies in the peer group composition to enable a meaningful comparison and benchmarking. The custom peer group in fiscal 2024 was comprised of Advanced Energy Industries, Inc., Alpha & Omega Semiconductor Limited, Axcelis Technologies, Inc., Badger Meter, Inc., Cirrus Logic, Inc., FormFactor, Inc., Harmonic Inc., Ichor Holdings Ltd., Kulicke and Soffa Industries, Inc., MACOM Technology Solutions Holdings, Inc., MaxLinear, Inc., Novanta, Inc., Onto Innovation, OSI Systems, Inc., Photronics, Inc., Penguin Solutions, Inc., Ultra Clean Holdings, Inc. and Veeco Instruments, Inc. The only change from the custom peer group used in fiscal 2023 was that Smart Global Holdings, Inc. announced the completion of its brand transition to Penguin Solutions, Inc. on October 14, 2024. In selecting our peer group, the Compensation Committee of our Board of Directors considered competitive market data and an analysis prepared by Compensia and identified companies headquartered in the U.S. in the semiconductor capital equipment and electronic capital equipment and instrumentation sectors that were comparable to us based on revenue, our market capitalization, and that had similar scope of operations.





COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Among Cohu Inc., the NASDAQ Composite Index, the Russell 2000 Index, and a Peer Group

	2019	2020	2021	2022	2023	2024
Cohu, Inc.	$ 100	$ 174	$ 171	$ 144	$ 159	$ 121
NASDAQ Index	$ 100	$ 145	$ 177	$ 119	$ 173	$ 224
Russell 2000	$ 100	$ 120	$ 138	$ 110	$ 128	$ 143
Peer Group	$ 100	$ 128	$ 183	$ 138	$ 191	$ 207

Item 6. Reserved.

We have adopted the amendments to Items 301 and 302 of Regulation S-K contained in SEC Release No. 33-10890. As a result, the disclosure previously provided in Part II, Item 6 is no longer required. There were no retrospective changes to the consolidated statements of operations for any quarters in the two most recent fiscal years that would require disclosure under Item 302, as amended.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

OVERVIEW

Cohu is a leading supplier of test and inspection metrology automation systems, MEMS test modules, test contactors, thermal subsystems, data analytics software to optimize manufacturing yield and productivity, and automated test equipment (ATE) used by global semiconductor manufacturers and test subcontractors. We offer a wide range of products and services and our revenue from capital equipment products is driven by the capital expenditure and operating budgets of our customers, who often abruptly delay or accelerate purchases in reaction to variations in their business. The level of expenditure by these companies depends on the current and anticipated market demand for semiconductor devices and the products that incorporate them. Our recurring products are driven by the number of semiconductor devices that are tested and by the continuous introduction of new products and new technologies by our customers. As a result, our recurring products provide a more stable recurring source of revenue and generally do not have the same degree of cyclicality as our capital equipment products.

On January 30, 2023, we completed the acquisition of MCT, a U.S.-based company. MCT provides automated solutions for the semiconductor industry and designs, manufactures, markets, services and distributes strip test handlers, film frame handlers and laser mark handlers. On October 2, 2023, we acquired EQT, a Singapore-based company. EQT is a provider of semiconductor test contactors and other test consumables. MCT and EQT are included in Cohu's consolidated results of operations as of each date of acquisition.

During fiscal 2023 and 2024, global macroeconomic and geopolitical factors impacted the semiconductor industry. In response to the higher cost of capital and slowing demand, and above targeted inventory levels, many chip companies have been cutting costs, reducing employee headcount, and pushing out capital expenditures for additional capacity. For the fiscal year ended December 28, 2024, our net sales decreased 36.9%, year-over-year, to $401.8 million due to lower demand in automotive, industrial, and mobile applications, driven by these global economic conditions. Despite weakness in the semiconductor industry based on our ongoing assessment of business conditions and the results from our operations, we continued to take actions to reduce outstanding principal debt under our Term Loan Credit Facility through voluntary prepayments. On February 9, 2024, we made a cash payment of $29.3 million to repay the remaining outstanding principal of our Term Loan Credit Facility and during fiscal 2024 we repurchased 915,504 shares of our common stock for approximately $27.0 million.

We continue to focus on building a well-balanced and resilient business model, executing on customer design-wins and in developing innovative products. Our long-term market drivers and market strategy remain intact, and we are encouraged by increased use of semiconductors including the most recent developments in artificial intelligence ("AI"), along with customer traction with our new products. We continue to capture new customers and new opportunities and remain optimistic about the long-term prospects for our business due to the increasing ubiquity of semiconductors, increasing semiconductor complexity, increasing quality demands from semiconductor customers, increasing test intensity, increasing focus on automation and Industry 4.0 initiatives, and continued proliferation of electronics in a variety of products across the automotive, mobile, industrial, computing, and consumer markets.

Application of Critical Accounting Estimates and Policies

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience, forecasts and on various other assumptions that are believed to be reasonable under the circumstances; however actual results may differ from those estimates under different assumptions or conditions. The methods, estimates and judgments we use in applying our accounting policies have a significant impact on the results we report in our financial statements. Some of our accounting policies require us to make difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Our critical accounting estimates that we believe are the most important to investors' understanding of our financial results and condition and require complex management judgment include:

- revenue recognition, including the deferral of revenue on sales to customers, which impacts our results of operations;
- estimation of valuation allowances and accrued liabilities, specifically inventory reserves, which impact gross margin or operating expenses;
- the recognition and measurement of current and deferred income tax assets and liabilities, unrecognized tax benefits, the valuation allowance on deferred tax assets and accounting for the impact of the change to U.S. tax law as described herein, which impact our tax provision; and
- the assessment of recoverability of goodwill, which primarily impacts gross margin or operating expenses if we are required to record impairments of assets or accelerate their depreciation.

Below, we discuss these policies further, as well as the estimates and judgments involved. We also have other policies that we consider key accounting policies; however, these policies typically do not require us to make estimates or judgments that are difficult or subjective.

Revenue Recognition: Our net sales are derived from the sale of products and services and are adjusted for estimated returns and allowances, which historically have been insignificant. We recognize revenue when the obligations under the terms of a contract with our customers are satisfied; generally, this occurs with the transfer of control of our systems and non-system products or the completion of services. In circumstances where control is not transferred until destination or acceptance, we defer revenue recognition until such events occur. Revenue for established products that have previously satisfied a customer's acceptance requirements is generally recognized upon shipment. In cases where a prior history of customer acceptance cannot be demonstrated and in the case of new products, revenue and cost of sales are deferred until customer acceptance has been received. Our post-shipment obligations typically include standard warranties. Service revenue is recognized over time as the transfer of control is completed for the related contract or upon completion of the services if they are short-term in nature. Spares, contactor and kit revenue is generally recognized upon shipment. Certain of our equipment sales have multiple performance obligations. These arrangements involve the delivery or performance of multiple performance obligations, that may occur at different points in time or over different periods of time. For arrangements containing multiple performance obligations, the revenue relating to the undelivered performance obligation is deferred using the relative standalone selling price method utilizing estimated sales prices until satisfaction of the deferred performance obligation. Unsatisfied performance obligations primarily represent contracts for products with future delivery dates. At December 28, 2024, and December 30, 2023, we had $5.6 million and $6.2 million of revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) with expected durations of over one year, respectively. As allowed under ASC Topic 606, *Revenue from Contracts with Customers* ("ASC 606"), we have opted not to disclose unsatisfied performance obligations for contracts with original expected durations of less than one year. We generally sell our equipment with a product warranty. The product warranty provides assurance to customers that delivered products are as specified in the contract (an "assurance-type warranty"). Therefore, we account for such product warranties under ASC Topic 460, *Guarantees* ("ASC 460"), and not as a separate performance obligation. The transaction price reflects our expectations about the consideration we will be entitled to receive from the customer and may include fixed or variable amounts. Fixed consideration primarily includes sales to customers that are known as of the end of the reporting period. Variable consideration includes sales in which the amount of consideration that we will receive is unknown as of the end of a reporting period. Such consideration primarily includes sales made to certain customers with cumulative tier volume discounts offered. Variable consideration arrangements are rare; however, when they occur, we estimate variable consideration as the expected value to which we expect to be entitled. Included in the transaction price estimate are amounts for which it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The estimate is based on information available for projected future sales. Variable consideration that does not meet revenue recognition criteria is deferred. Accounts receivable represents our unconditional right to receive consideration from our customer. Payments terms do not exceed one year from the invoice date and therefore do not include a significant financing component. To date, there have been no material impairment losses on accounts receivable. There were no material contract assets recorded on the consolidated balance sheet in any of the periods presented. On shipments where sales are not recognized, gross profit is generally recorded as deferred profit in our consolidated balance sheet representing the difference between the receivable recorded and the inventory shipped.

Accounts Receivable: We maintain an allowance for estimated credit losses resulting from the inability of our customers to make required payments. If the financial condition of our customers deteriorates, resulting in an impairment of their ability to make payments, additional allowances may be required. Our customers include semiconductor manufacturers and semiconductor test subcontractors throughout many areas of the world. While we believe that our allowance for credit losses is adequate and represents our best estimate of future losses we will continue to monitor customer liquidity and other economic conditions, which may result in changes to our estimates.

Inventory: The valuation of inventory requires us to estimate obsolete or excess inventory as well as inventory that is not of saleable quality. The determination of obsolete or excess inventory requires us to estimate the future demand for our products. The demand forecast is a direct input in the development of our short-term manufacturing plans. We record valuation reserves on our inventory for estimated excess and obsolete inventory and lower of cost or net realizable value concerns equal to the difference between the cost of inventory and the estimated realizable value based upon assumptions about future product demand, market conditions and product selling prices. If future product demand, market conditions or product selling prices are less than those projected by management or if continued modifications to products are required to meet specifications or other customer requirements, increases to inventory reserves may be required which would have a negative impact on our gross margin.

Income Taxes: We estimate our liability for income taxes based on the various jurisdictions where we conduct business. This requires us to estimate our (i) current taxes; (ii) temporary differences that result from differing treatment of certain items for tax and accounting purposes; and (iii) unrecognized tax benefits. Temporary differences result in deferred tax assets and liabilities that are reflected in the consolidated balance sheet. The deferred tax assets are reduced by a valuation allowance if, based upon all available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Establishing, reducing or increasing a valuation allowance in an accounting period generally results in an increase or decrease in tax expense in the statement of operations. We must make significant judgments to determine the provision for income taxes, deferred tax assets and liabilities, unrecognized tax benefits and any valuation allowance to be recorded against deferred tax assets. Our gross deferred tax asset balance as of December 28, 2024, was approximately $138.2 million, with a valuation allowance of approximately $114.5 million.

On December 15, 2022, the European Union (EU) Member States formally adopted the EU's Pillar Two Directive, which generally provides for a minimum effective tax rate of 15%, as established by the Organization for Economic Co-operation and Development (OECD) Pillar Two Framework. The EU effective dates are January 1, 2024, and January 1, 2025, for different aspects of the directive. A significant number of other countries are expected to also implement similar legislation with varying effective dates. We are currently not subject to Pillar Two but is continuously evaluating the potential impact of the Pillar Two Framework to ensure we are compliant in the future.

Segment Information: We applied the provisions of ASC Topic 280, *Segment Reporting* ("ASC 280"), which sets forth a management approach to segment reporting and establishes requirements to report selected segment information quarterly and to report annually entity-wide disclosures about products, major customers and the geographies in which the entity holds material assets and reports revenue. An operating segment is defined as a component that engages in business activities whose operating results are reviewed by the Chief Operating Decision Maker ("CODM") and for which discrete financial information is available. We have determined that our three identified operating segments are: Test Handler Group ("THG"), Semiconductor Tester Group ("STG") and Interface Solutions Group ("ISG"). Our THG, STG and ISG operating segments qualify for aggregation under ASC 280 due to similarities in their customers, their economic characteristics, and the nature of products and services provided. As a result, we report in one segment, Semiconductor Test & Inspection.

Goodwill, Intangible Assets and Other Long-lived Assets: We evaluate goodwill for impairment annually and when an event occurs or circumstances change that indicate that the carrying value may not be recoverable. We test goodwill for impairment by first comparing the book value of net assets to the fair value of the reporting unit. If the fair value is determined to be less than the book value, a second step is performed to compute the amount of impairment as the difference between the fair value of the reporting unit and its carrying value of goodwill, not to exceed the carrying value of goodwill. We estimate the fair values of our reporting units using a weighting of the income and market approaches. Under the income approach, we use a discounted cash flow methodology to derive an indication of value, which requires management to make estimates and assumptions related to forecasted revenues, gross profit margins, operating income margins, working capital cash flow, perpetual growth rates, and long-term discount rates, among others. For the market approach, we use the guideline public company method. Under this method we utilize information from comparable publicly traded companies with similar operating and investment characteristics as the reporting units, to create valuation multiples that are applied to the operating performance metrics of the reporting unit being tested, in order to obtain an indication of value. We then apply a 50/50 weighting to the indicated values from the income and market approaches to derive the fair values of the reporting units. Forecasts of future cash flows are based on our best estimate of future net sales and operating expenses, based primarily on customer forecasts, industry trade organization data and general economic conditions. Fair value determinations require considerable judgment and are sensitive to changes in underlying assumptions and factors.

We conduct our annual impairment test as of October 1 each year and have determined there was no impairment as of October 1, 2024, as we determined that the estimated fair values of our reporting units exceeded their carrying values on that date. Other events and changes in circumstances may also require goodwill to be tested for impairment between annual measurement dates. As of December 28, 2024, we do not believe that there were indicators of impairment requiring additional testing. Should we determine that an interim goodwill impairment review is required in a future period, the review may result in an impairment charge, which would have a negative impact on our results of operations.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or any other significant adverse change that would indicate that the carrying amount of an asset or group of assets may not be recoverable. For long-lived assets, impairment losses are only recorded if the asset's carrying amount is not recoverable through its undiscounted future cash flows. We measure the impairment loss based on the difference between the carrying amount and estimated fair value.

As of December 28, 2024, no events or conditions occurred suggesting an impairment in our long-lived assets.

Warranty: We provide for the estimated costs of product warranties in the period sales are recognized. Our warranty obligation estimates are affected by historical product shipment levels, product performance and material and labor costs incurred in correcting product performance problems. Should product performance, material usage or labor repair costs differ from our estimates, revisions to the estimated warranty liability would be required.

Contingencies: We are subject to certain contingencies that arise in the ordinary course of our businesses which require us to assess the likelihood that future events will confirm the existence of a loss or an impairment of an asset. If a loss or asset impairment is probable and the amount of the loss or impairment is reasonably estimable, we accrue a charge to operations in the period such conditions become known.

Share-based Compensation: Share-based compensation expense related to restricted stock unit awards is calculated based on the market price of our common stock on the grant date, reduced by the present value of dividends expected to be paid on our common stock prior to vesting of the restricted stock unit. Share-based compensation on performance stock units with market-based goals is calculated using a Monte Carlo simulation model on the date of the grant. When granted, share-based compensation expense related to stock options is recorded based on the fair value of the award on its grant date, which we estimate using the Black-Scholes valuation model.

Recent Accounting Pronouncements: For a description of accounting changes and recent accounting pronouncements, including the expected dates of adoption and estimated effects, if any, on our consolidated financial statements, see Note 1, "Recent Accounting Pronouncements" in Part IV, Item 15(a) of this Form 10-K.

RESULTS OF OPERATIONS

Recent Transactions Impacting Results of Operations

On January 30, 2023, we completed the acquisition of MCT, a U.S. based company that provides automated solutions for the semiconductor industry and designs, manufactures, markets, services and distributes strip test handlers, film frame handlers and laser mark handlers. On October 2, 2023, we acquired EQT, a Singapore-based company that is a provider of semiconductor test contactors and other test consumables. MCT and EQT are included in Cohu's consolidated results from operations as of the date they were acquired by Cohu.

The following table summarizes certain operating data as a percentage of net sales:

	2024	2023	2022
Net sales	100.0%	100.0%	100.0%
Cost of sales	(55.1)	(52.4)	(52.8)
Gross margin	44.9	47.6	47.2
Research and development	(21.1)	(13.9)	(11.4)
Selling, general and administrative	(31.9)	(20.8)	(16.2)
Amortization of purchased intangible assets	(9.7)	(5.7)	(4.1)
Restructuring charges	(0.0)	(0.4)	(0.1)
Income (loss) from operations	(17.8)%	6.8%	15.4%

Please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 in our 2023 Annual Report on Form 10-K, filed with the SEC on February 16, 2024, for comparative discussion of our fiscal years ended December 30, 2023 and December 31, 2022.

2024 Compared to 2023

Net Sales

Cohu's consolidated net sales decreased 36.9% from $636.3 million in fiscal 2023 to $401.8 million in fiscal 2024. The decrease in our net sales was due to the current global macroeconomic environment, which is driving lower demand for automotive, industrial, consumer, and mobile applications. Our consolidated net sales include the net sales of EQT, which Cohu acquired in October of fiscal 2023. EQT sales totaled $14.1 million and $3.6 million, in fiscal 2024 and 2023, respectively.

Gross Margin (exclusive of amortization of acquisition-related intangible assets described below)

Gross margin consists of net sales less cost of sales. Cost of sales consists primarily of the materials, assembly and test labor and overhead from operations. Our gross margin can fluctuate due to a number of factors, including, but not limited to, the mix of products sold, product support costs, changes in inventory reserves, the sale of previously reserved inventory and business volume which impacts the utilization of our manufacturing capacity. Our gross margin, as a percentage of net sales, decreased to 44.9% in fiscal 2024 from 47.6% in fiscal 2023. During fiscal 2024, our gross margin has declined due to lower business volume which has negatively impacted our ability to leverage fixed costs. In fiscal 2023, cost of sales also included the recognition of $1.1 million of step-up adjustments related to acquired inventories in the acquisitions of MCT and EQT.

We compute the majority of our excess and obsolete inventory reserve requirements using inventory usage forecasts. During fiscal 2024, we recorded net charges to cost of sales of approximately $5.4 million for excess and obsolete inventory. In fiscal 2023, net charges to cost of sales for excess and obsolete inventory were $4.5 million. We believe our reserves for excess and obsolete inventory and lower of cost or net realizable value are adequate to cover known exposures at December 28, 2024. Reductions in customer forecasts, continued modifications to products, our failure to meet specifications or other customer requirements may result in additional charges to operations that could negatively impact our gross margin in future periods.

Research and Development Expense ("R&D Expense")

R&D expense consists primarily of salaries and related costs of employees engaged in ongoing research, product design and development activities, costs of engineering materials and supplies and professional consulting expenses. Our future operating results depend, to a considerable extent, on our ability to maintain a competitive advantage in the products we provide, and historically we have maintained our commitment to investing in R&D in order to be able to continue to offer new products to our customers. R&D expense in fiscal 2024 was $84.8 million, or 21.1% of net sales, compared to $88.6 million, or 13.9% of net sales in fiscal 2023. R&D expenses decreased during fiscal 2024 due to lower spending on material costs associated with new product development and lower incentive compensation due to current business conditions. Fiscal 2024 and 2023 included $1.6 million and $0.3 million of incremental costs from EQT, respectively.

Selling, General and Administrative Expense ("*SG&A Expense*"*)*

SG&A expense consists primarily of salaries and benefit costs of employees, commission expense for independent sales representatives, product promotion and costs of professional services. SG&A expense as a percentage of net sales increased to 31.9% in fiscal 2024, from 20.8% in fiscal 2023, decreasing from $132.2 million in fiscal 2023 to $128.0 million in fiscal 2024. SG&A expense during fiscal 2024 was down on a year-over-year basis due to the implementation of cost control measures and lower incentive compensation in response to current business conditions. For fiscal 2024, SG&A expense includes $3.5 million of one-time severance and other costs resulting from transitioning certain manufacturing to Asia related to the expansion of our factories in the Philippines and Malaysia, $2.8 million of incremental SG&A costs from the operations of EQT, $0.9 million from the impairment of our investment in Fraes-und Technologiezentrum GmbH Frasdorf and $0.6 million of professional fees and other costs related to acquisitions of EQT and Tignis. Fiscal 2023 included $0.8 million of incremental SG&A costs from the operations of EQT and $1.6 million of transaction related costs incurred specifically related to the acquisitions of MCT and EQT and $1.1 million of one-time severance and other costs resulting from transitioning certain manufacturing to Asia.

Amortization of Purchased Intangible Assets

Amortization of purchased intangibles is the process of expensing the cost of an intangible asset acquired through a business combination over the projected life of the asset. Amortization of acquisition-related intangible assets was $39.1 million and $36.4 million for fiscal 2024 and 2023, respectively. The increase in expenses recorded during the current year was a result of the amortization of acquired intangible assets from EQT.

Restructuring Charges

During fiscal 2023, we began a strategic restructuring and integration program in connection with our acquisition of MCT to reposition our organization and improve our cost structure as part of our integration plan. In connection with our integration plan, we recorded restructuring charges totaling $2.4 million in fiscal 2023. Restructuring charges were not material in fiscal 2024.

See Note 4, "Restructuring Charges" in Part IV, Item 15(a) of this Form 10-K for additional information with respect to restructuring charges.

Interest Expense and Income

Interest expense was $0.6 million in fiscal 2024 compared to $3.4 million in fiscal 2023. The year-over-year decrease in interest expense resulted from a reduction in the outstanding balance of our Term Loan Credit Facility which was paid off in February of 2024.

Interest income was $10.0 million and $11.5 million in fiscal 2024 and 2023, respectively. The decrease in interest income year-over-year is a result of lower cash and investment balances and lower interest rates.

Foreign Transaction Gain (Loss) and Other

We have operations in foreign countries and conduct business in the local currency in these countries. We enter into foreign currency forward contracts to hedge against future movements in foreign exchange rates that affect certain U.S. Dollar denominated assets and liabilities that are held at our subsidiaries whose functional currency is the local currency. During fiscal 2024, the U.S. Dollar strengthened against foreign currencies we operate in. During fiscal 2024 we recognized losses of $2.4 million, net of $7.5 million in losses generated by our foreign currency forward contracts. In fiscal 2023, the U.S. Dollar weakened against foreign currencies we operate in resulting in recognized losses of $5.2 million, net of $2.1 million of gains generated by our foreign currency forward contracts.

See Note 8 "Derivative Financial Instruments" in Part IV, Item 15(a) of this Form 10-K for additional information with respect to our foreign currency forward contracts.

Income Taxes

The income tax provision expressed as a percentage of pre-tax income or loss in fiscal 2024 and 2023 was (7.5)% and 38.6%, respectively. The provision for income taxes decreased from $17.7 million in fiscal 2023 to $4.9 million in fiscal 2024 primarily due to the reduction in pre-tax income from operations.

Companies are required to assess whether a valuation allowance should be recorded against their deferred tax assets ("DTAs") based on the consideration of all available evidence, using a "more likely than not" realization standard. The four sources of taxable income that must be considered in determining whether DTAs will be realized are, (1) future reversals of existing taxable temporary differences (i.e. offset of gross deferred tax assets against gross deferred tax liabilities); (2) taxable income in prior carryback years, if carryback is permitted under the tax law; (3) tax planning strategies and (4) future taxable income exclusive of reversing temporary differences and carryforwards.

In assessing whether a valuation allowance is required, significant weight is to be given to evidence that can be objectively verified. We have evaluated our DTAs at each reporting period, including an assessment of our cumulative income or loss over the prior three-year period and future periods, to determine if a valuation allowance was required.

Based on the evidence available including a lack of sustainable earnings and history of expiring unused NOLs, and tax credits, we continue to maintain our judgement that a previously recorded valuation allowance against substantially of our net deferred tax assets in the United States is still required. If a change in judgement regarding this valuation allowance were to occur in the future, we will record a potentially material deferred tax benefit, which could result in a favorable impact on the effective tax rate in that period.

Our valuation allowance on our DTAs at December 28, 2024, and December 30, 2023, was approximately $114.5 million and $99.9 million, respectively. The remaining gross DTAs for which a valuation allowance was not recorded are realizable primarily through future reversals of existing taxable temporary differences and to a lesser extent future taxable income in certain jurisdictions exclusive of reversing temporary differences and carryforwards.

For a full reconciliation of our effective tax rate to the U.S. federal statutory rate and further explanation of our provision for income taxes, see Note 10, "Income Taxes", included in Part IV, Item 15(a) of this Form 10-K, which is incorporated herein by reference.

Net (Loss) Income

As a result of the factors set forth above, our net loss was $69.8 million in fiscal 2024 and our net income was $28.2 million in fiscal 2023.

LIQUIDITY AND CAPITAL RESOURCES

Our business is dependent on capital expenditures by semiconductor manufacturers and test subcontractors that are, in turn, dependent on the current and anticipated market demand for semiconductors. The cyclical, seasonal and volatile nature of demand for semiconductor equipment, our primary industry, makes estimates of future revenues, results of operations and net cash flows difficult.

Our primary historical source of liquidity and capital resources has been cash flow generated by operations and we manage our business to maximize operating cash flows as our primary source of liquidity. We use cash to fund growth in our operating assets and to fund new products and product enhancements primarily through research and development. As of December 28, 2024, $123.9 million or 60.0% of our cash and cash equivalents was held by our foreign subsidiaries. If these funds are needed for our operations in the U.S., we may be required to accrue and pay foreign withholding taxes if we repatriate these funds. Except for working capital requirements in certain jurisdictions, we provide for all withholding and other residual taxes related to unremitted earnings of our foreign subsidiaries.

On December 28, 2024, our total indebtedness was $8.8 million, which included $1.7 million outstanding under Kita's term loans, $6.5 million outstanding under Cohu GmbH's construction loans and $0.6 million outstanding under Kita's lines of credit.

On February 9, 2024, we made a cash payment of $29.3 million to repay the remaining outstanding principal of our Term Loan Credit Facility. In fiscal 2024 and 2023, we repurchased 915,504 shares and 700,270 shares of our outstanding common stock for $27.0 million and $23.6 million, respectively, to be held as treasury stock.

We believe that our sources of liquidity will be sufficient to satisfy our anticipated cash requirements through at least the next 12 months. Our liquidity could be negatively affected by a decrease in demand for our products. In addition, we may make acquisitions or increase our capital expenditures and may need to raise additional capital through debt or equity financing to provide for greater flexibility to fund these activities. Additional financing may not be available or not available on terms favorable to us. A discussion of cash flows for the year ended December 31, 2022 has been omitted from this Annual Report on Form 10-K, but may be found in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," under the heading "Liquidity and Capital Resources" in our Annual Report on Form 10-K for the year ended December 30, 2023, filed with the SEC on February 16, 2024, which discussion is incorporated herein by reference and which is available free of charge on the SEC's website at www.sec.gov.

Liquidity

Working Capital: The following summarizes our cash, cash equivalents, short-term investments and working capital at December 28, 2024 and December 30, 2023:

(in thousands)		2024		2023		Decrease	Percentage Change
Cash, cash equivalents and short-term investments	$	262,092	$	335,698	$	(73,606)	(21.9)%
Working capital	$	449,123	$	535,397	$	(86,274)	(16.1)%

Cash Flows

Operating Activities: Cash provided by operating activities consists of our net loss adjusted for non-cash expenses and changes in operating assets and liabilities. These adjustments include impairment charges, depreciation expense on property, plant and equipment, share-based compensation expense, amortization of intangible assets, deferred income taxes, amortization of cloud-based software implementation costs, amortization of debt discounts and issuance costs and gains from the sale of property, plant and equipment. Our net cash flows provided by operating activities in fiscal 2024 totaled $2.8 million compared to $101.5 million in fiscal 2023. The decrease in cash provided by operating activities in the current year was a result of weaker business conditions, which drove a net loss in the current fiscal year. Cash provided by operating activities was also impacted by changes in current assets and liabilities which included decreases in accounts receivable and accounts payable. Net sales in the fourth quarter of fiscal 2024 and the timing of the resulting cash conversion cycle drove the $34.9 million decrease in accounts receivable, and the timing of payments to our suppliers resulted in the $3.6 million decrease in accounts payable. Accrued compensation, warranty and other liabilities decreased $15.5 million due to lower business volume resulting in lower rates of accrual. Cash provided by operating activities was also impacted by decreases in income taxes payable of $2.2 million because of payments made. During fiscal 2024, other current assets increased $16.1 million due to an increase in income taxes receivable and prepaid vendor deposits, and inventories decreased $6.4 million due to lower business volume and strict inventory management.

Investing Activities: Investing cash flows consist primarily of cash used for capital expenditures in support of our business, purchases of investments, business acquisitions and proceeds from investment maturities and asset disposals. Our net cash provided by investing activities in fiscal 2024 totaled $21.9 million. In fiscal 2024 we used $78.6 million in cash for purchases of short-term investments and generated $114.2 million from sales and maturities. We invest our excess cash, in an attempt to seek the highest available return while preserving capital, in short-term investments since excess cash may be required for a business-related purpose. Additions to property, plant and equipment in fiscal 2024 were $10.6 million and were made to support our operating and development activities. Cash paid for the settlement of net investment hedges totaled $3.2 million in fiscal 2024. Our net cash used in investing activities in fiscal 2023 totaled $30.2 million. In fiscal 2023 we used $97.3 million in cash for purchases of short-term investments and generated $152.6 million from sales and maturities. During fiscal 2023, we used $26.3 million of cash, net of cash received, for the acquisition of MCT which was a strategic transaction for our test handler group. In fiscal 2023, we also used $43.4 million of cash, net of cash received, for the acquisition of EQT, which was a strategic transaction for our interface solutions group. Additions to property, plant and equipment in fiscal 2023 of $16.1 million were made to support our operating and development activities.

Financing Activities: Financing cash flows consist primarily of net proceeds under our employee stock purchase plans, repurchases of shares made under our share repurchase program and repayments of debt, net of new borrowings. In fiscal 2024, our cash used in financing activities totaled $59.0 million. In fiscal 2023, our cash used in financing activities totaled $68.1 million. Repayments of short-term borrowings and long-term debt during fiscal 2024 totaled $31.3 million, which includes $29.3 million of cash prepayments of our Term Loan Credit Facility. During fiscal 2023 our repayments totaled $38.8 million and included $34.1 million of cash prepayments of our Term Loan Credit Facility. During fiscal 2024 and 2023, we made payments totaling $27.0 million and $23.6 million, respectively for shares of our common stock repurchased under our share repurchase program to be held as treasury stock. We issue restricted stock units, including performance stock units, and maintain an employee stock purchase plan as components of our overall employee compensation. In fiscal 2024, cash used to settle the minimum statutory tax withholding requirements on behalf of our employees upon vesting of restricted and performance stock awards, net of proceeds from shares issued under our employee stock purchase plan and from the exercise of employee stock options was $0.1 million. In fiscal 2023, net cash used to settle the minimum statutory tax withholding requirements on behalf of our employees totaled $5.7 million. The decrease in cash used to settle tax withholding requirements between fiscal 2024 and 2023 is directly correlated to the decrease in Cohu's stock price at the end of March year over year when the majority of awards vest.

41

Share Repurchase Program

On October 28, 2021, we announced that our Board of Directors authorized a $70 million share repurchase program. This share repurchase program was effective as of November 2, 2021, and has no expiration date. On October 25, 2022, our Board of Directors authorized an additional $70 million under the share repurchase program. The timing of share repurchases and the number of shares of common stock to be repurchased will depend upon prevailing market conditions and other factors. Repurchases under this program will be made using our existing cash resources and may be commenced or suspended from time to time at our discretion without prior notice. Repurchases may be made in the open market, through 10b5-1 programs, or in privately negotiated transactions at prevailing market rates in accordance with federal securities laws. For the year ended December 28, 2024, we repurchased 915,504 shares of our common stock for $27.0 million to be held as treasury stock. As of December 28, 2024, $31.4 million remained available for us to repurchase shares of our common stock under our share repurchase program.

Capital Resources

We have access to credit facilities and other borrowings provided by financial institutions to finance acquisitions, capital expenditures and our operations if needed. A summary of our borrowings and available credit is as follows.

Credit Agreement

On October 1, 2018, we entered into a Credit Agreement providing for a $350.0 million Term Loan Credit Facility and borrowed the full amount to finance a portion of the Xcerra acquisition. Loans under the Term Loan Credit Facility amortize in equal quarterly installments of 0.25% of the original principal amount, with the balance payable at maturity. All outstanding principal and interest in respect of the Term Loan Credit Facility would have been due on or before October 1, 2025. The loans under the Term Loan Credit Facility bore interest, at Cohu's option, at a floating annual rate equal to the London Interbank Offered Rate ("LIBOR") plus a margin of 3.00%. On June 16, 2023, in connection with the discontinuation of LIBOR, we entered into an amendment to our Term Loan Credit Facility, which provided for the transition of the benchmark interest rate from LIBOR to the Secured Overnight Financing Rate ("SOFR" or "Term SOFR"). Effective with the interest period beginning July 1, 2023, LIBOR was replaced with Adjusted Term SOFR, a floating annual rate equal to SOFR plus a margin of 3.0%. At December 30, 2023, the outstanding loan balance, net of discount and deferred financing costs, was $29.1 million and $3.4 million of the outstanding balance is presented as current installments of long-term debt in our consolidated balance sheets.

On February 9, 2024, we made a cash payment of $29.3 million to repay the remaining outstanding amounts owed under our Term Loan Credit Facility. We accounted for the transaction as a debt extinguishment, and in the first quarter of fiscal 2024 we recognized a loss of $0.2 million in our consolidated statement of operations due to the recognition of the remaining debt discount and deferred financing costs. During fiscal 2023, we repurchased $34.1 million in principal of our Term Loan Credit Facility in cash. We accounted for the repurchase as a debt extinguishment, which resulted in a loss of $0.4 million reflected in our consolidated statement of operations, as well as a $0.4 million reduction in debt discounts and deferred financing costs in our consolidated balance sheets.

Kita Term Loans

We have a series of term loans with Japanese financial institutions primarily related to the expansion of our facility in Osaka, Japan. The loans are collateralized by the facility and land, carry interest rates ranging from 0.05% to 0.72%, and expire at various dates through 2034. At December 28, 2024, the outstanding loan balance was $1.7 million and $0.2 million of the outstanding balance is presented as current installments of long-term debt in our consolidated balance sheets. At December 30, 2023, the outstanding loan balance was $2.1 million and $0.2 million of the outstanding balance is presented as current installments of long-term debt in our consolidated balance sheets. The term loans are denominated in Japanese Yen and, as a result, amounts disclosed herein will fluctuate because of changes in currency exchange rates.

Construction Loans

In July 2019 and June 2020, one of our wholly owned subsidiaries located in Germany entered into a series of construction loans ("Loan Facilities") with a German financial institution providing it with total borrowings of up to €10.1 million. The Loan Facilities were utilized to finance the expansion of our facility in Kolbermoor, Germany and are secured by the land and the existing building on the site. The Loan Facilities bear interest at agreed upon rates based on the facility amounts as discussed below.

The first facility totaling €3.4 million has been fully drawn and is payable over 10 years at a fixed annual interest rate of 0.8%. Principal and interest payments are due each quarter over the duration of the facility ending in September 2029. The second facility totaling €5.2 million has been fully drawn and is payable over 15 years at an annual interest rate of 1.05%, which is fixed until April 2027. Principal and interest payments are due each month over the duration of the facility ending in January 2034. The third facility totaling €0.9 million has been fully drawn and is payable over 10 years at an annual interest rate of 1.2%. Principal and interest payments are due each month over the duration of the facility ending in May 2030.

At December 28, 2024, total outstanding borrowings under the Loan Facilities was $6.5 million with $0.9 million of the total outstanding balance being presented as current installments of long-term debt in our consolidated balance sheets. At December 30, 2023, total outstanding borrowings under the Loan Facilities was $7.7 million with $1.0 million of the total outstanding balance being presented as current installments of long-term debt in our consolidated balance sheets. The loans are denominated in Euros and, as a result, amounts disclosed herein will fluctuate because of changes in currency exchange rates. The fair value of the debt approximates the carrying value at December 28, 2024.

Lines of Credit

As a result of our acquisition of Kita, we assumed a series of revolving credit facilities with various financial institutions in Japan. The credit facilities renew monthly and provide Kita with access to working capital totaling up to 960 million Japanese Yen of which 100 million Japanese Yen is drawn. At December 28, 2024, total borrowings outstanding under the revolving lines of credit were $0.6 million. As these credit facility agreements renew monthly, they have been included in short-term borrowings in our consolidated balance sheets.

The revolving lines of credit are denominated in Japanese Yen and, as a result, amounts disclosed herein will fluctuate because of changes in currency exchange rates.

Our wholly owned subsidiary in Switzerland has one available line of credit which provides it with borrowings of up to a total of 2.0 million Swiss Francs, a portion of which is reserved for tax guarantees. At December 28, 2024 and December 30, 2023, no amounts were outstanding under this line of credit.

We also have a letter of credit facility ("LC Facility") under which Bank of America, N.A., has agreed to administer the issuance of letters of credit on our behalf. The LC Facility requires us to maintain deposits of cash or other approved investments in amounts that approximate our outstanding letters of credit and contains customary restrictive covenants. In addition, our wholly owned subsidiary, Xcerra, has arrangements with various financial institutions for the issuance of letters of credit and bank guarantees. As of December 28, 2024, $0.4 million was outstanding under standby letters of credit and bank guarantees.

We expect that we will continue to make capital expenditures to support our business and we anticipate that present working capital will be sufficient to meet our operating requirements for at least the next twelve months.

Contractual Obligations

The following table summarizes our significant contractual obligations at December 28, 2024, and the effect such obligations are expected to have on our liquidity and cash flows in future periods. Amounts excluded are our liability for unrecognized tax benefits that totaled approximately $33.8 million at December 28, 2024. We are currently unable to provide a reasonably reliable estimate of the amount or period(s) the cash settlement of this liability may occur.

	Fiscal year-end				
(in thousands)	Total	2025	2026-2027	2028-2029	Thereafter
Operating leases (1)	$ 18,308	$ 6,064	$ 5,167	$ 2,646	$ 4,431
Finance leases (2)	8,428	8,425	3	-	-
Bank term loans principal and interest (3)	8,509	1,184	2,356	2,276	2,693
Revolving credit facilities	633	633	-	-	-
Total contractual obligations	$ 35,878	$ 16,306	$ 7,526	$ 4,922	$ 7,124

(1) Excludes an insignificant amount of short-term lease obligations.

(2) On December 30, 2024, we purchased our leased facility in Malaysia, decreasing our financing lease liability by $8.4 million. The transaction was financed with proceeds from a revolving credit facility that our Malaysian subsidiary entered into.

(3) On February 9, 2024, we made a cash payment of $29.3 million to repay the remaining outstanding amounts owed under our Term Loan Credit Facility.

The table above does not include pension, post-retirement benefit and warranty obligations because it is not certain when these liabilities will be funded. For additional information regarding our pension and post-retirement benefits obligations see Note 6, "Employee Benefit Plans" and for more information on our contractual obligations, see Note 14, "Guarantees" in Part IV, Item 15(a) of this Form 10-K.

Commitments to contract manufacturers and suppliers. From time to time, we enter into commitments with our vendors and outsourcing partners to purchase inventory at fixed prices or in guaranteed quantities. We are not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as purchase orders may represent authorizations to purchase rather than binding agreements. Our purchase orders are based on our current manufacturing needs and are fulfilled by our vendors within relatively short time horizons. We typically do not have significant agreements for the purchase of raw materials or other goods specifying minimum quantities or set prices that exceed our expected requirements for the next three months.

Off-Balance Sheet Arrangements. During the ordinary course of business, we provide standby letters of credit instruments to certain parties as required. As of December 28, 2024, $0.3 million was outstanding under standby letters of credit.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Investment and Interest Rate Risk.

At December 28, 2024, our investment portfolio included short-term, fixed-income investment securities with a fair value of approximately $55.7 million, and we did not hold or issue financial instruments for trading purposes. These securities are subject to interest rate risk and will likely decline in value if interest rates increase. Our future investment income may fall short of expectations due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates. As we classify our short-term securities as available-for-sale, no gains or losses are recognized due to changes in interest rates unless such securities are sold prior to maturity or declines in fair value are determined to be credit-related. Due to the relatively short duration of our investment portfolio, an immediate ten percent change in interest rates would have no material impact on our financial condition or results of operations.

We evaluate our investments periodically for possible other-than-temporary impairment by reviewing factors such as the length of time and extent to which fair value has been below cost basis, the financial condition of the issuer and our ability and intent to hold the investment for a period of time sufficient for anticipated recovery of market value. As of December 28, 2024, the cost and fair value of investments we held with loss positions were approximately $20.5 million and $20.4 million, respectively. We evaluated the nature of these investments, credit worthiness of the issuer and the duration of these impairments and concluded that these losses were temporary and we have the ability and intent to hold these investments to maturity.

Our long-term debt is carried at amortized cost, and fluctuations in interest rates do not impact our consolidated financial statements. However, the fair value of our debt will generally fluctuate with movements of interest rates, increasing in periods of declining rates of interest and declining in periods of increasing rates of interest. As of December 30, 2023, we had approximately $29.3 million of long-term debt due under a Term Loan Credit Facility that was subject to quarterly interest payments that were based on either a base rate plus a margin of up to 2.0% per annum, or SOFR plus a margin of up to 3.0% per annum. Prior to the discontinuation of LIBOR and the amendment of our Term Loan Credit Facility on June 30, 2023, our quarterly interest payments were based on either a base rate plus a margin of up to 2.0% per annum, or LIBOR plus a margin of up to 3.0% per annum. The selection of the interest rate formula was at our discretion. The interest rate otherwise payable under the Term Loan Credit Facility would be subject to increase by 2.0% per annum during the continuance of a payment default and could have been subject to increase by 2.0% per annum with respect to the overdue principal amount of any loans outstanding and overdue interest payments and other overdue fees and amounts. On February 9, 2024, we made a cash payment of $29.3 million to repay the remaining outstanding principal of our Term Loan Credit Facility.

Foreign Currency Exchange Risk.
We have operations in several foreign countries and conduct business in the local currency in these countries. As a result, we have risk associated with currency fluctuations as the value of foreign currencies fluctuate against the U.S. dollar, in particular the Swiss Franc, Euro, Malaysian Ringgit, Chinese Yuan, Philippine Peso and Japanese Yen. These fluctuations can impact our reported earnings.

We enter into foreign currency forward contracts with a financial institution to hedge against future movements in foreign exchange rates that affect certain existing U.S. Dollar denominated assets and liabilities at our subsidiaries whose functional currency is the local currency. Under this program, our strategy is to have increases or decreases in our foreign currency exposures mitigated by gains or losses on the foreign currency forward contracts in order to reduce the risks and volatility associated with foreign currency transaction gains or losses.

Fluctuations in currency exchange rates also impact the U.S. Dollar amount of our net investment in foreign operations and in the third quarter of fiscal 2024 we began hedging foreign currency risk associated with net investment positions in certain of our foreign subsidiaries by entering foreign currency forward contracts that are designated as hedges of net investment. Fluctuations in currency exchange rates also impact the U.S. Dollar amount of our net investment in foreign operations. The assets and liabilities of our foreign subsidiaries are translated into U.S. Dollars at the exchange rates in effect at the fiscal year-end balance sheet date. Income and expense accounts are translated at an average exchange rate during the year which approximates the rates in effect at the transaction dates. The resulting translation adjustments are recorded in stockholders' equity as a component of accumulated other comprehensive loss. As a result of fluctuations in certain foreign currency exchange rates in relation to the U.S. Dollar as of December 28, 2024 compared to December 30, 2023, our stockholders' equity decreased by $16.8 million as a result of the foreign currency translation.

Based upon the current levels of net foreign assets, a hypothetical 10% devaluation of the U.S. dollar as compared to these currencies as of December 28, 2024 would result in an approximate $28.3 million positive translation adjustment recorded in other comprehensive income within stockholders' equity. Conversely, a hypothetical 10% appreciation of the U.S. dollar as compared to these currencies as of December 28, 2024 would result in an approximate $28.3 million negative translation adjustment recorded in other comprehensive income within stockholders' equity.

Item 8. Financial Statements and Supplementary Data.

The information required by this Item is included in Part IV, Item 15(a).

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures - Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of December 28, 2024, the end of the period covered by this annual report.

Changes in Internal Control over Financial Reporting - There was no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the three months ended December 28, 2024, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control Over Financial Reporting - Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on our evaluation under the framework in *Internal Control - Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 28, 2024.

Ernst & Young LLP, the independent registered public accounting firm that audited the consolidated financial statements included in this Annual Report on Form 10-K, has also audited the effectiveness of our internal control over financial reporting as of December 28, 2024, as stated in their report which is included herein.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Cohu, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Cohu, Inc.'s internal control over financial reporting as of December 28, 2024, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Cohu, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 28, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 28, 2024 and December 30, 2023, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended December 28, 2024, and the related notes and financial statement schedule listed in the Index at Item 15(a) and our report dated February 20, 2025, expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

San Diego, California
February 20, 2025

Item 9B. Other Information.

Rule 10b5-1 Trading Plans

Our directors and executive officers may purchase or sell shares of our common stock in the market from time to time, including pursuant to equity trading plans adopted in accordance with Rule 10b5-1 under the Exchange Act and in compliance with guidelines specified by our insider trading policy. In accordance with Rule 10b5-1 and our insider trading policy, directors, officers and certain employees who, at such time, are not in possession of material non-public information are permitted to enter into written plans that pre-establish amounts, prices and dates (or formula for determining the amounts, prices and dates) of future purchases or sales of our stock, including shares acquired pursuant to our equity incentive plans. Under a Rule 10b5-1 trading plan, a broker executes trades pursuant to parameters established by the director or executive officer when entering into the plan, without further direction from them. The use of these trading plans permits asset diversification as well as personal financial and tax planning. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information, subject to compliance with SEC rules, the terms of our insider trading policy and certain minimum holding requirements. During the fourth quarter of fiscal 2024, none of our directors or executive officers adopted, modified or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement (each term as defined in Item 408 of Regulation S-K).

Transactions by Section 16 directors and officers will be disclosed publicly through Form 144 and Form 4 filings with the SEC to the extent required by law.

Item 9C. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections.

Not applicable.


PART III


Item 10. Directors, Executive Officers and Corporate Governance.

The information under the heading "Information About Our Executive Officers" in Part I, Item 1 of this Form 10-K is incorporated by reference in this section. The other information required by this item is hereby incorporated by reference to Cohu's definitive proxy statement, which will be filed with the SEC within 120 days after the close of fiscal 2024.

Code of Business Conduct and Code of Ethics
Cohu has adopted a code of business conduct and ethics for directors, officers and employees. The code is available on the Investor Relations section of our website at www.cohu.com. We intend to make all required disclosures concerning any amendments to, or waivers from, our code of ethics on our website, within four business days of such amendment or waiver.

Corporate Governance Guidelines and Certain Committee Charters
Cohu has adopted Corporate Governance Guidelines as well as charters for its Audit, Compensation and Nominating and Governance Committees. These documents are available on the Investor Relations section of our website at www.cohu.com.

Insider Trading Policy
We have adopted an Insider Trading Policy governing transactions in our securities by our directors, officers and employees that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations and Nasdaq listing standards. A copy of the Insider Trading Policy is filed as Exhibit 19 to this Annual Report on Form 10-K.

The information on our website is not incorporated by reference in or considered to be a part of this Annual Report on Form 10-K.

Item 11. Executive Compensation.

Information regarding Executive Compensation is hereby incorporated by reference to Cohu's definitive proxy statement, which will be filed with the SEC within 120 days after the close of fiscal 2024.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Information regarding Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters is hereby incorporated by reference to Cohu's definitive proxy statement, which will be filed with the SEC within 120 days after the close of fiscal 2024.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Information regarding Certain Relationships and Related Transactions, and Director Independence is hereby incorporated by reference to Cohu's definitive proxy statement, which will be filed with the SEC within 120 days after the close of fiscal 2024.

Item 14. Principal Accounting Fees and Services.

Information regarding the Principal Accounting Fees and Services is hereby incorporated by reference to Cohu's definitive proxy statement, which will be filed with the SEC within 120 days after the close of fiscal 2024.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a) The following documents are filed as part of, or incorporated by reference into, this Annual Report on Form 10-K.

(1) Financial Statements

The following consolidated financial statements of Cohu, Inc., including the report thereon of Ernst & Young LLP, are included in this Annual Report on Form 10-K beginning on page 51:

Description	Form 10-K Page Number
Consolidated Balance Sheets at December 28, 2024 and December 30, 2023	51
Consolidated Statements of Operations for each of the three years in the period ended December 28, 2024	52
Consolidated Statements of Comprehensive Income (Loss) for each of the three years in the period ended December 28, 2024	53
Consolidated Statements of Stockholders' Equity for each of the three years in the period ended December 28, 2024	54
Consolidated Statements of Cash Flows for each of the three years in the period ended December 28, 2024	55
Notes to Consolidated Financial Statements	56
Report of Independent Registered Public Accounting Firm (PCAOB ID: 42)	89

(2) Financial Statement Schedule

Schedule II – Valuation and Qualifying Accounts	96

All other financial statement schedules have been omitted because the required information is not applicable or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements or the notes thereto.

(3) Exhibits

The exhibits listed under Item 15(b) hereof are filed with, or incorporated by reference into, this Annual Report on Form 10-K.

COHU, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except par value)

		December 28, 2024		December 30, 2023
ASSETS				
Current assets:				
Cash and cash equivalents	$	206,407	$	245,524
Short-term investments		55,685		90,174
Accounts receivable, net		91,619		124,624
Inventories		141,861		155,793
Prepaid expenses		19,293		17,696
Other current assets		19,442		5,007
Total current assets		534,307		638,818
Property, plant and equipment, net		74,786		69,085
Goodwill		234,639		241,658
Intangible assets, net		110,717		151,770
Other assets		31,058		32,243
Operating lease right of use assets		13,908		16,778
	$	999,415	$	1,150,352
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Short-term borrowings	$	633	$	1,773
Current installments of long-term debt		1,115		4,551
Accounts payable		30,554		33,600
Customer advances		2,764		4,748
Accrued compensation and benefits		20,023		31,897
Accrued warranty		2,971		4,653
Deferred profit		3,589		3,586
Income taxes payable		2,394		4,024
Other accrued liabilities		21,141		14,589
Total current liabilities		85,184		103,421
Other accrued liabilities		6,821		8,262
Noncurrent income tax liabilities		5,691		7,065
Accrued retirement benefits		8,481		10,802
Deferred income taxes		19,402		23,154
Long-term debt		7,052		34,303
Long-term lease liabilities		9,893		13,175
Stockholders' equity:				
Preferred stock, $1 par value; 1,000 shares authorized, none issued		-		-
Common stock, $1 par value; 90,000 shares authorized, 49,601 shares issued and outstanding in 2024 and 49,429 shares in 2023		49,601		49,429
Paid-in capital		697,489		686,146
Treasury stock, at cost; 2,891 shares in 2024 and 2,253 shares in 2023		(87,784)		(69,184)
Retained earnings		248,740		318,558
Accumulated other comprehensive loss		(51,155)		(34,779)
Total stockholders' equity		856,891		950,170
	$	999,415	$	1,150,352

The accompanying notes are an integral part of these statements.

51

COHU, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

		Years ended				
		December 28, 2024		December 30, 2023		December 31, 2022
Net sales	$	401,779	$	636,322	$	812,775
Cost and expenses:						
Cost of sales (1)		221,485		333,454		429,449
Research and development		84,797		88,571		92,589
Selling, general and administrative		128,037		132,249		131,390
Amortization of purchased intangible assets		39,087		36,355		33,185
Restructuring charges (Note 4)		41		2,421		605
		473,447		593,050		687,218
Income (loss) from operations		(71,668)		43,272		125,557
Other (expense) income:						
Interest expense		(618)		(3,382)		(4,177)
Interest income		9,976		11,504		4,012
Foreign transaction gain (loss)		(2,395)		(5,209)		1,635
Loss on extinguishment of debt		(241)		(369)		(312)
Income (loss) before taxes		(64,946)		45,816		126,715
Income tax provision		4,872		17,660		29,868
Net income (loss)	$	(69,818)	$	28,156	$	96,847
Income (loss) per share:						
Basic:	$	(1.49)	$	0.59	$	2.01
Diluted:	$	(1.49)	$	0.59	$	1.98
Weighted average shares used in computing income (loss) per share:						
Basic		46,908		47,486		48,178
Diluted		46,908		48,025		48,799

(1)   Excludes amortization of $30,008, $28,418, and $26,023 for the years ended December 28, 2024, December 30, 2023, and December 31, 2022, respectively.

The accompanying notes are an integral part of these statements.

COHU, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)

	Years ended		
	December 28, 2024	December 30, 2023	December 31, 2022
Net income (loss)	$ (69,818)	$ 28,156	$ 96,847
Other comprehensive income (loss), net of tax			
Foreign currency translation adjustments	(16,839)	6,815	(17,950)
Adjustments related to postretirement benefits	518	(2,375)	5,894
Change in unrealized gain/loss on investments	(55)	793	(694)
Other comprehensive income (loss), net of tax	(16,376)	5,233	(12,750)
Comprehensive income (loss)	$ (86,194)	$ 33,389	$ 84,097

The accompanying notes are an integral part of these statements.

COHU, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except par value and per share amounts)

	Common stock $1 par value	Paid-in capital	Retained earnings	Accumulated other comprehensive loss	Treasury Stock	Total
Balance at December 25, 2021	$ 48,756	$ 674,777	$ 193,555	$ (27,262)	$ (7,324)	$ 882,502
Common stock repurchases	-	-	-	-	(50,719)	(50,719)
Net income	-	-	96,847	-	-	96,847
Changes in cumulative translation adjustment	-	-	-	(17,950)	-	(17,950)
Adjustments related to postretirement benefits, net of tax	-	-	-	5,894	-	5,894
Changes in unrealized gains and losses on investments, net of tax	-	-	-	(694)	-	(694)
Exercise of stock options	12	105	-	-	-	117
Shares issued under ESPP	161	3,470	-	-	-	3,631
Shares issued for restricted stock units vested	529	(529)	-	-	-	-
Repurchase and retirement of stock	(182)	(5,523)	-	-	-	(5,705)
Share-based compensation expense	-	14,918	-	-	-	14,918
Balance at December 31, 2022	49,276	687,218	290,402	(40,012)	(58,043)	928,841
Common stock repurchases	-	-	-	-	(23,641)	(23,641)
Net income	-	-	28,156	-	-	28,156
Changes in cumulative translation adjustment	-	-	-	6,815	-	6,815
Adjustments related to postretirement benefits, net of tax	-	-	-	(2,375)	-	(2,375)
Changes in unrealized gains and losses on investments, net of tax	-	-	-	793	-	793
Shares issued under ESPP	147	3,785	-	-	-	3,932
Shares issued for restricted stock units vested	6	(20,174)	-	-	20,168	-
Repurchase and retirement of stock	-	(1,920)	-	-	(7,668)	(9,588)
Share-based compensation expense	-	17,237	-	-	-	17,237
Balance at December 30, 2023	49,429	686,146	318,558	(34,779)	(69,184)	950,170
Common stock repurchases	-	-	-	-	(27,123)	(27,123)
Net loss	-	-	(69,818)	-	-	(69,818)
Changes in cumulative translation adjustment	-	-	-	(16,839)	-	(16,839)
Adjustments related to postretirement benefits, net of tax	-	-	-	518	-	518
Changes in unrealized gains and losses on investments, net of tax	-	-	-	(55)	-	(55)
Shares issued under ESPP	172	3,814	-	-	-	3,986
Shares issued for restricted stock units vested	-	(13,154)	-	-	13,154	-
Repurchase and retirement of stock	-	(57)	-	-	(4,631)	(4,688)
Share-based compensation expense	-	20,740	-	-	-	20,740
Balance at December 28, 2024	$ 49,601	$ 697,489	$ 248,740	$ (51,155)	$ (87,784)	$ 856,891

The accompanying notes are an integral part of these statements.

COHU, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	December 28, 2024	December 30, 2023	December 31, 2022
	Years ended		
Cash flows from operating activities:			
Net income (loss)	$ (69,818)	$ 28,156	$ 96,847
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Interest capitalized associated with cloud computing implementation	-	-	(199)
Net accretion on investments	(1,254)	(1,364)	(859)
Loss on extinguishment of debt	241	369	312
Depreciation and amortization	52,487	49,744	46,016
Share-based compensation expense	20,740	17,237	14,918
Inventory related charges	4,977	5,619	6,725
Amortization of debt discounts and issuance costs	8	146	315
Accrued retiree benefits	(1,589)	(540)	(1,589)
Deferred income taxes	(3,722)	(4,774)	(3,504)
Impairment charge related to equity investment	903	-	-
Changes in other assets	(3,831)	(13,286)	(3,230)
Amortization of cloud-based software implementation costs	2,836	2,800	2,060
(Gain) loss from sale of property, plant and equipment	176	(4)	(203)
Changes in other accrued liabilities	(1,309)	(702)	(943)
Operating lease right-of-use assets	5,812	7,656	5,139
Changes in current assets and liabilities:			
Customer advances	(1,835)	(2,309)	(184)
Accounts receivable	34,850	61,899	12,451
Inventories	6,374	12,839	(18,508)
Accrued compensation, warranty and other liabilities	(15,449)	(14,897)	(4,007)
Accounts payable	(3,560)	(21,356)	(33,130)
Deferred profit	26	(4,447)	(5,014)
Other current assets	(16,148)	10,920	(16,202)
Income taxes payable	(2,234)	(24,782)	20,908
Current and long-term operating lease liabilities	(5,903)	(7,454)	(5,258)
Net cash provided by operating activities	2,778	101,470	112,861
Cash flows from investing activities:			
Purchases of property, plant and equipment	(10,634)	(16,053)	(14,770)
Net cash received from sale of land, facility and assets	107	216	349
Purchases of short-term investments	(78,573)	(97,290)	(208,856)
Sales and maturities of short-term investments	114,228	152,649	155,406
Settlement of net investment hedge	(3,212)	-	-
Payment for purchase of MCT, net of cash received	-	(26,331)	-
Payment for purchase of EQT, net of cash received	-	(43,401)	-
Net cash provided by (used in) investing activities	21,916	(30,210)	(67,871)
Cash flows from financing activities:			
Repayments of long-term debt	(31,324)	(38,788)	(38,226)
Net issuance (repurchases) of stock, including awards settled in cash	(701)	(5,656)	(1,957)
Payments on current and long-term finance lease liabilities	(24)	(52)	(167)
Acquisition of treasury stock	(26,986)	(23,641)	(50,719)
Net cash used in financing activities	(59,035)	(68,137)	(91,069)
Effect of exchange rate changes on cash and cash equivalents	(4,776)	60	(1,781)
Net increase (decrease) in cash and cash equivalents	(39,117)	3,183	(47,860)
Cash and cash equivalents at beginning of year	245,524	242,341	290,201
Cash and cash equivalents at end of year	$ 206,407	$ 245,524	$ 242,341
Supplemental disclosure of cash flow information:			
Cash paid for income taxes	$ 24,926	$ 44,276	$ 23,123
Cash paid for interest	$ 803	$ 3,424	$ 3,443
Property, plant and equipment purchases included in accounts payable	$ 454	$ 124	$ 152
Inventory capitalized as capital assets	$ 1,765	$ 1,215	$ 2,529

The accompanying notes are an integral part of these statements.

COHU, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. **Summary of Significant Accounting Policies**

Basis of Presentation – Cohu, Inc. ("Cohu", "we", "our", "us" and the "Company"), through our wholly owned subsidiaries, is a provider of semiconductor test equipment and services. Our consolidated financial statements include the accounts of Cohu and our wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. We evaluate the need to consolidate affiliates based on standards set forth in Accounting Standards Codification ("ASC") Topic 810, *Consolidation* ("ASC 810").

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Our fiscal years are based on a 52- or 53-week period ending on the last Saturday in December. Our fiscal years ended on December 28, 2024 and December 30, 2023, each consisted of 52 weeks. Our fiscal year ended on December 31, 2022 consisted of 53 weeks.

Income (Loss) Per Share – Basic income (loss) per common share is computed by dividing net income by the weighted-average number of common shares outstanding during the reporting period. Diluted income per share includes the dilutive effect of common shares potentially issuable upon the exercise of stock options, vesting of outstanding restricted stock and performance stock units and issuance of stock under our employee stock purchase plan using the treasury stock method. In loss periods, potentially dilutive securities are excluded from the per share computations due to their anti-dilutive effect. For purposes of computing diluted income per share, certain restricted and performance stock units and stock options with exercise prices that exceed the average fair market value of our common stock for the period are excluded. For the years ended December 28, 2024, December 30, 2023 and December 31, 2022, approximately 248,000, 193,000, and 261,000 shares, respectively, of potentially issuable shares of our common stock were excluded from the computation.

The following table reconciles the denominators used in computing basic and diluted income per share:

(in thousands)	2024	2023	2022
Weighted average common shares outstanding	46,908	47,486	48,178
Effect of dilutive stock options and restricted stock units	-	539	621
	46,908	48,025	48,799

Cash, Cash Equivalents and Short-term Investments – Highly liquid investments with insignificant interest rate risk and original maturities of three months or less are classified as cash and cash equivalents. Investments with maturities greater than three months are classified as short-term investments. All of our short-term investments in debt securities are classified as available-for-sale and are reported at fair value, with any unrealized gains and losses, net of tax, recorded in the statement of comprehensive income (loss). We manage our cash equivalents and short-term investments as a single portfolio of highly marketable securities. We have the ability and intent, if necessary, to liquidate any of our investments in order to meet the liquidity needs of our current operations during the next 12 months. Accordingly, investments with contractual maturities greater than one year have been classified as current assets in the accompanying consolidated balance sheets.

Fair Value of Financial Instruments – The carrying amounts of our financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, approximate fair value due to the short maturities of these financial instruments.

Concentration of Credit Risk – Financial instruments that potentially subject us to significant credit risk consist principally of cash equivalents, short-term investments and trade accounts receivable. We invest in a variety of financial instruments and, by policy, limit the amount of credit exposure with any one issuer.

Our trade accounts receivable are presented net of an allowance for credit losses, which is determined in accordance with the guidance provided by ASC Topic 326, *Financial Instruments-Credit Losses* ("ASC 326"). Our customers include semiconductor manufacturers and semiconductor test subcontractors throughout many areas of the world. While we believe that our allowance for credit losses is adequate and represents our best estimate at December 28, 2024, we will continue to monitor customer liquidity and other economic conditions, which may result in changes to our estimates regarding expected credit losses.

COHU, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Inventories – Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or net realizable value. Cost includes labor, material and overhead costs. Determining the net realizable value of inventories involves numerous estimates and judgments including projecting average selling prices and sales volumes for future periods. As a result of these analyses, we record a charge to cost of sales in advance of the period when the inventory is sold, which occurs when estimated market values are below our costs. Charges to cost of sales for excess and obsolete inventories totaled $5.4 million, $4.5 million and $7.2 million in fiscal 2024, 2023 and 2022, respectively.

Inventories by category were as follows *(in thousands)*:

	December 28, 2024		December 30, 2023
Raw materials and purchased parts	$	94,970	$	103,118
Work in process		25,833		26,820
Finished goods		21,058		25,855
Total inventories	$	141,861	$	155,793

Property, Plant and Equipment – Depreciation and amortization of property, plant and equipment, both owned and under financing lease, is calculated principally on the straight-line method based on estimated useful lives of thirty to forty years for buildings, five to fifteen years for building improvements, three to ten years for machinery, equipment and software and the lease life for financing leases. Land is not depreciated.

Property, plant and equipment, at cost, consisted of the following *(in thousands)*:

	December 28, 2024		December 30, 2023
Land and land improvements	$	6,941	$	7,301
Buildings and building improvements		47,733		39,677
Machinery and equipment		104,767		108,831
		159,441		155,809
Less accumulated depreciation and amortization		(84,655)		(86,724)
Property, plant and equipment, net	$	74,786	$	69,085

Depreciation expense was $13.4 million in fiscal 2024, $13.4 million in fiscal 2023 and $12.8 million in fiscal 2022.

Cloud Computing Implementation Costs – We have capitalized certain costs associated with the implementation of our cloud-based Enterprise Resource Planning ("ERP") system in accordance with ASC Topic 350, *Intangibles—Goodwill and Other* ("ASC 350"). Capitalized costs include only external direct costs of materials and services consumed in developing the system and interest costs incurred, when material, while developing the system.

Total unamortized capitalized cloud computing implementation costs totaled $9.3 million and $12.2 million at December 28, 2024 and December 30, 2023, respectively. These amounts are recorded within other current assets and other assets in our consolidated balance sheets. Implementation costs are amortized using the straight-line method over seven years and we recorded amortization expense totaling $2.8 million in each of the years ended December 28, 2024 and December 30, 2023.

Segment Information – We applied the provisions of ASC Topic 280, *Segment Reporting* ("ASC 280"), which sets forth a management approach to segment reporting and establishes requirements to report selected segment information quarterly and to report annually entity-wide disclosures about products, major customers and the geographies in which the entity holds material assets and reports revenue. An operating segment is defined as a component that engages in business activities whose operating results are reviewed by the CODM and for which discrete financial information is available. We have determined that our three identified operating segments are: THG, STG and ISG. Our THG, STG and ISG operating segments qualify for aggregation under ASC 280 due to similarities in their customers, their economic characteristics, and the nature of products and services provided. As a result, we report in one segment, Semiconductor Test & Inspection.

COHU, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Goodwill, Intangible Assets and Other Long-Lived Assets – We evaluate goodwill for impairment annually and when an event occurs or circumstances change that indicate that the carrying value may not be recoverable. We test goodwill for impairment by first comparing the book value of net assets to the fair value of the reporting unit. If the fair value is determined to be less than the book value, a second step is performed to compute the amount of impairment as the difference between the fair value of the reporting unit and its carrying value, not to exceed the carrying value of goodwill. We estimated the fair values of our reporting units using a weighting of the income and market approaches. Under the income approach, we use a discounted cash flow methodology to derive an indication of value, which requires management to make significant estimates and assumptions related to forecasted revenues, gross profit margins, operating income margins, working capital cash flow, perpetual growth rates, and long-term discount rates, among others. For the market approach, we use the guideline public company method. Under this method we utilize information from comparable publicly traded companies with similar operating and investment characteristics as the reporting units, to create valuation multiples that are applied to the operating performance metrics of the reporting unit being tested, to obtain an indication of value. We then apply a 50/50 weighting to the indicated values from the income and market approaches to derive the fair values of the reporting units. Forecasts of future cash flows are based on our best estimate of future net sales and operating expenses, based primarily on customer forecasts, industry trade organization data and general economic conditions. Fair value determinations require considerable judgment and are sensitive to changes in underlying assumptions and factors.

We conduct our annual impairment test as of October 1st of each year, and have determined there was no impairment as of October 1, 2024, as we determined that the estimated fair values of our reporting units exceeded their carrying values on that date. Other events and changes in circumstances may also require goodwill to be tested for impairment between annual measurement dates. As of December 28, 2024, there were no indicators of impairment requiring additional testing. Should we determine that an interim goodwill impairment review is required in a future period, the review may result in an impairment charge, which would have a negative impact on our results of operations.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or any other significant adverse change that would indicate that the carrying amount of an asset or group of assets may not be recoverable. For long-lived assets, impairment losses are only recorded if the asset's carrying amount is not recoverable through its undiscounted future cash flows. We measure the impairment loss based on the difference between the carrying amount and estimated fair value.

As of December 28, 2024, no events or conditions occurred suggesting an impairment in our long-lived assets.

Product Warranty – Product warranty costs are accrued in the period sales are recognized. Our products are generally sold with standard warranty periods, which differ by product, ranging from 12 to 36 months. Parts and labor are typically covered under the terms of the warranty agreement. Our warranty expense accruals are based on historical and estimated costs by product and configuration. From time to time we offer customers extended warranties beyond the standard warranty period. In those situations, the revenue relating to the extended warranty is deferred at its estimated fair value and recognized on a straight-line basis over the contract period. Costs associated with our extended warranty contracts are expensed as incurred.

Income Taxes – We assess our income tax positions and record tax benefits for all years subject to examination based upon management's evaluation of the facts, circumstances and information available at the reporting dates. For those tax positions where it is more likely than not that a tax benefit will be sustained, we have recorded the largest amount of tax benefit with a greater than 50 percent likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. Where applicable, associated interest and penalties have also been recognized and recorded, net of federal and state tax benefits, in income tax expense.

COHU, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We recognized deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established for those jurisdictions when necessary to reduce deferred tax assets to the amounts that are more likely than not to be realized in the future.

Contingencies and Litigation – We assess the probability of adverse judgments in connection with current and threatened litigation. We would accrue the cost of an adverse judgment if, in our estimation, the adverse outcome is probable, and we can reasonably estimate the ultimate cost.

Leases – We determine if a contract contains a lease at inception. Operating leases are included in operating lease right of use ("ROU") assets, current other accrued liabilities, and long-term lease liabilities on our consolidated balance sheets. Finance leases are included in property, plant and equipment, other current accrued liabilities, and long-term lease liabilities on our consolidated balance sheets.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at January 1, 2019, the adoption date of Accounting Standard Update ("ASU") 2016-02, *Leases (Topic 842)*, or the commencement date for leases entered into after the adoption date. As most of our leases do not provide an implicit rate, we use our incremental borrowing rates for the remaining lease terms based on the information available at the adoption date or commencement date in determining the present value of future payments.

The operating lease ROU asset also includes any lease payments made, lease incentives, favorable and unfavorable lease terms recognized in business acquisitions and excludes initial direct costs incurred and variable lease payments. Variable lease payments include estimated payments that are subject to reconciliations throughout the lease term, increases or decreases in the contractual rent payments, as a result of changes in indices or interest rates and tax payments that are based on prevailing rates. Our lease terms may include renewal options to extend the lease when it is reasonably certain that we will exercise those options. In addition, we include purchase option amounts in our calculations when it is reasonably certain that we will exercise those options. Rent expense for minimum payments under operating leases is recognized on a straight-line basis over the term.

Leases with an initial term of 12 months or less are not recorded on the consolidated balance sheet but recognized in our consolidated statements of operations on a straight-line basis over the lease term. We account for lease and non-lease components as a single lease component and include both in our calculation of the ROU assets and lease liabilities.

We sublease certain leased assets to third parties, mainly as a result of unused space in our facilities. None of our subleases contain extension options. Variable lease payments in our subleases include tax payments that are based on prevailing rates. We account for lease and non-lease components as a single lease component.

Revenue Recognition – Our net sales are derived from the sale of products and services and are adjusted for estimated returns and allowances, which historically have been insignificant. We recognize revenue when the obligations under the terms of a contract with our customers are satisfied; generally, this occurs with the transfer of control of our systems and non-system products or the completion of services. In circumstances where control is not transferred until destination or acceptance, we defer revenue recognition until such events occur.

Revenue for established products that have previously satisfied a customer's acceptance requirements is generally recognized upon shipment. In cases where a prior history of customer acceptance cannot be demonstrated and in the case of new products, revenue and cost of sales are deferred until customer acceptance has been received. Our post-shipment obligations typically include standard warranties. Service revenue is recognized over time as we transfer control to our customer for the related contract or upon completion of the services if they are short-term in nature. Spares, contactor and kit revenue is generally recognized upon shipment.

COHU, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Certain of our equipment sales have multiple performance obligations that may occur at different points in time or over different periods of time. For arrangements containing multiple performance obligations, the revenue relating to the undelivered performance obligation is deferred using the relative standalone selling price method utilizing estimated sales prices until satisfaction of the deferred performance obligation.

Unsatisfied performance obligations primarily represent contracts for products with future delivery dates. At December 28, 2024 and December 30, 2023, we had $5.6 million and $6.2 million of revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) for contracts with original expected durations of over one year, respectively. As allowed under ASC 606, we have opted not to disclose unsatisfied performance obligations for contracts with original expected durations of less than one year.

We generally sell our equipment with a product warranty. The product warranty provides assurance to customers that delivered products are as specified in the contract (an "assurance-type warranty"). Therefore, we account for such product warranties under ASC Topic 460, *Guarantees* ("ASC 460"), and not as a separate performance obligation.

The transaction price reflects our expectations about the consideration we will be entitled to receive from the customer and may include fixed or variable amounts. Fixed consideration primarily includes sales to customers that are known as of the end of the reporting period. Variable consideration includes sales in which the amount of consideration that we will receive is unknown as of the end of a reporting period. Such consideration primarily includes sales made to certain customers with cumulative tier volume discounts offered. Variable consideration arrangements are rare; however, when they occur, we estimate variable consideration as the expected value to which we expect to be entitled. Included in the transaction price estimate are amounts in which it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Variable consideration that does not meet revenue recognition criteria is deferred.

For contracts that are less than one year in duration and we have elected to use the practical expedient available in ASC 606 to expense cost to obtain contracts as they are incurred because they would be amortized over less than one year.

Accounts receivable represent our unconditional right to receive consideration from our customers. Payment terms do not exceed one year from the invoice date and therefore do not include a significant financing component. To date, there have been no material impairment losses on accounts receivable. There were no material contract assets recorded on the consolidated balance sheet in any of the periods presented.

On shipments where sales are not recognized, gross profit is recorded as deferred profit in our consolidated balance sheet representing the difference between the receivable recorded and the inventory shipped. In certain instances where customer payments are received prior to product shipment, the customer's payments are recorded as customer advances. At December 28, 2024, we had deferred revenue totaling approximately $8.6 million, current deferred profit of $3.6 million and deferred profit expected to be recognized after one year included in noncurrent other accrued liabilities of $4.3 million. At December 30, 2023, we had deferred revenue totaling approximately $8.8 million, current deferred profit of $3.6 million and deferred profit expected to be recognized after one year included in noncurrent other accrued liabilities of $4.9 million.

Disaggregated net sales are as follows:

(in thousands)		2024		2023		2022
Systems-Semiconductor Test & Inspection	$	139,133	$	326,448	$	474,655
Non-systems-Semiconductor Test & Inspection		262,646		309,874		338,120
Net sales	$	401,779	$	636,322	$	812,775

Advertising Costs – Advertising costs are expensed as incurred and were not material for all periods presented.

COHU, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Restructuring Costs – We record restructuring activities including costs for one-time termination benefits in accordance with ASC Topic 420, *Exit or Disposal Cost Obligations* ("ASC 420"). The timing of recognition for severance costs accounted for under ASC 420 depends on whether employees are required to render service until they are terminated in order to receive the termination benefits. If employees are required to render service until they are terminated in order to receive the termination benefits, a liability is recognized ratably over the future service period. Otherwise, a liability is recognized when management has committed to a restructuring plan and has communicated those actions to employees. Employee termination benefits covered by existing benefit arrangements are recorded in accordance with ASC Topic 712, *Nonretirement Postemployment Benefits.* These costs are recognized when management has committed to a restructuring plan and the severance costs are probable and estimable.

Debt Issuance Costs – We defer costs related to the issuance of debt. Debt issuance costs directly related to our Term Loan Credit Facility were presented within noncurrent liabilities as a reduction of long-term debt in our consolidated balance sheets. The amortization of such costs was recognized as interest expense using the effective interest method over the term of the respective debt issue. Amortization related to deferred debt issuance costs and original discount costs was $0.1 million and $0.3 million for the years ended December 30, 2023 and December 31, 2022, respectively. Amortization related to deferred debt issuance costs and original discount costs was not material for the year ended December 28, 2024

Share-based Compensation – We measure and recognize all share-based compensation under the fair value method. Our estimate of share-based compensation expense requires a number of assumptions including our stock price volatility, employee exercise patterns (expected life of the options) and related tax effects. The assumptions used in calculating the fair value of share-based awards represent our best estimates, but these estimates involve inherent uncertainties and the application of management judgment. Although we believe the assumptions and estimates we have made are reasonable and appropriate, changes in assumptions could materially impact our reported financial results.

Foreign Remeasurement and Currency Translation – Assets and liabilities of our wholly owned foreign subsidiaries that use the U.S. Dollar as their functional currency are re-measured using exchange rates in effect at the end of the period, except for nonmonetary assets, such as inventories and property, plant and equipment, which are re-measured using historical exchange rates. Revenues and costs are re-measured using average exchange rates for the period, except for costs related to those balance sheet items that are re-measured using historical exchange rates. Gains and losses on foreign currency transactions are recognized as incurred. During the years ended December 28, 2024 and December 30, 2023, in our consolidated statement of operations we recognized foreign exchange losses, net of hedging activity, of $2.4 million and $5.2 million, respectively. During the year ended December 31, 2022, we recognized a foreign exchange gain totaling $1.6 million.

Certain of our foreign subsidiaries have designated the local currency as their functional currency and, as a result, their assets and liabilities are translated at the rate of exchange at the balance sheet date, while revenue and expenses are translated using the average exchange rate for the period. Cumulative translation adjustments resulting from the translation of the financial statements are included as a separate component of stockholders' equity.

Foreign Exchange Derivative Contracts – We operate and sell our products in various global markets. As a result, we are exposed to changes in foreign currency exchange rates. To minimize foreign exchange volatility, we enter into foreign currency forward contracts with a financial institution to hedge against future movements in foreign exchange rates. We do not use derivative financial instruments for speculative or trading purposes. The accounting for changes in the fair value of our derivatives depends on the intended use of the derivative and whether we have elected to designate a derivative as a hedging relationship and apply hedge accounting. All derivative instruments are recognized at fair value on our consolidated balance sheets and all changes in fair value are recognized in net earnings or statement of consolidated stockholders' equity through accumulated other comprehensive loss (AOCI).

For contracts that qualify for hedge accounting treatment, the hedge contracts must be effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the contract. Hedge effectiveness is assessed periodically. For accounting purposes, certain of our foreign currency forward contracts are not designated as hedging instruments and, accordingly, we record the fair value of these contracts as of the end of our reporting period in our consolidated balance sheets with changes in fair value recorded within foreign transaction gain (loss) in our consolidated statements of operations for both realized and unrealized gains and losses.

COHU, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Additional information related to our foreign exchange derivative contracts is included in Note 8, "*Derivative Financial Instruments*".

Accumulated Other Comprehensive Loss – Our accumulated other comprehensive loss totaled approximately $51.2 million at December 28, 2024, and $34.8 million at December 30, 2023, and was attributed to, net of income taxes where applicable, foreign currency adjustments resulting from the translation of certain accounts into U.S. Dollars, changes in unrealized gains and losses on investments and adjustments to accumulated postretirement benefit obligations. The U.S. Dollar strengthened relative to certain foreign currencies in countries where we have operations as of December 28, 2024 and consequently, our accumulated other comprehensive loss attributed to foreign currency translation adjustments increased by $16.8 million during the year ended December 28, 2024. The U.S. Dollar weakened relative to certain foreign currencies in countries where we have operations as of December 30, 2023 and consequently, our accumulated other comprehensive loss attributed to foreign currency translation adjustments decreased by $6.8 million during the year ended December 30, 2023. Reclassification adjustments from accumulated other comprehensive loss during 2024 and 2023 were not significant. Additional information related to accumulated other comprehensive loss, on an after-tax basis is included in Note 15, "*Accumulated Other Comprehensive Income*".

Recent Accounting Pronouncements

Recently Adopted Accounting Pronouncements – In November 2023, the Financial Accounting Standards Board ("FASB") issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which expands reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in the ASU require, among other things, disclosure of significant segment expenses that are regularly provided to an entity's CODM and a description of other segment items (the difference between segment revenue less the segment expenses disclosed under the significant expense principle and each reported measure of segment profit or loss) by reportable segment, as well as disclosure of the title and position of the CODM, and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. Effective December 28, 2024, we adopted the new standard. The primary change as a result of adoption was the inclusion of additional disclosures related to our single reportable segment. See Note 11, "Segment and Geographic Information" for further information.

In March 2020, the FASB issued ASU 2020-04, *Reference Rate Reform (Topic 848) Facilitation of the Effects of Reference Rate Reform on Financial Reporting ("ASC 848")*. ASC 848 provides temporary optional expedients and exceptions to certain U.S. GAAP contract modification requirements for contracts affected by reference rate reform as entities transition away from the London Interbank Offered Rate ("LIBOR") to alternative reference rates. In December 2022, the FASB issued ASU 2022-06, *Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848* to defer the sunset date of ASC 848 from December 31, 2022 to December 31, 2024, after which entities will no longer be permitted to apply the optional expedients in ASC 848.

Effective June 16, 2023, we adopted ASC 848. Our Term Loan B Credit and Guaranty Agreement dated as of October 1, 2018, as amended, is our only contract where interest expense is based on LIBOR. The ICE Benchmark Administration Limited, LIBOR's administrator, has ceased publishing certain LIBOR settings and stopped publishing the Overnight, 1-month, 3-month, 6-month, and 12-month USD LIBOR U.S. dollar settings in fiscal 2023. As a result, we commenced the transition of our LIBOR-based contract to SOFR. The optional expedients under ASC 848 have allowed and will allow us to account for contract modifications as continuations of the existing contract without further reassessments or remeasurements that would otherwise be required under the applicable U.S. GAAP.

On February 9, 2024 we made a cash payment of $29.3 million to repay the remaining outstanding principal of our Term Loan Credit Facility.

Recently Issued Accounting Pronouncements – In November 2024, the FASB issued ASU 2024-03, *Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses,* requiring public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, with early adoption permitted. We are currently evaluating the impact of adopting ASU 2024-03.

COHU, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which requires enhancements and further transparency to certain income tax disclosures, most notably the tax rate reconciliation and income taxes paid. This ASU is effective for fiscal years beginning after December 15, 2024 and we are currently preparing to adopt this standard in the first quarter of fiscal 2025.

All other newly issued accounting pronouncements not yet effective have been deemed either immaterial or not applicable.

2. **Goodwill and Purchased Intangible Assets**

Changes in the carrying value of our goodwill during the years ended December 28, 2024, and December 30, 2023, were as follows (*in thousands*):

	Total Goodwill
Balance December 31, 2022	$ 213,539
Additions	24,132
Impact of currency exchange	3,987
Balance December 30, 2023	241,658
Impact of currency exchange	(7,019)
Balance December 28, 2024	$ 234,639

Purchased intangible assets, subject to amortization, are as follows *(in thousands)*:

	December 28, 2024			December 30, 2023	
	Gross Carrying Amount	Accumulated Amortization	Remaining Useful Life (years)	Gross Carrying Amount	Accumulated Amortization
Developed technology	$ 228,789	$ 163,453	3.7	$ 233,623	$ 137,168
Customer relationships	72,570	35,229	6.2	73,759	28,932
Trade names	20,926	12,930	4.6	21,569	11,231
Backlog	100	100	-	100	25
Covenant not-to-compete	223	179	2.0	250	175
	$ 322,608	$ 211,891		$ 329,301	$ 177,531

Changes in the carrying values of purchased intangible assets presented above are a result of the impact of fluctuations in currency exchange rates.

We evaluate goodwill for impairment annually and when an event occurs or circumstances change that indicate that the carrying value may not be recoverable. We completed our required annual goodwill impairment testing as of October 1, 2024 and concluded there were no impairments of goodwill within our reporting units at that time. Other events and changes in circumstances may also require goodwill to be tested for impairment between annual measurement dates.

Amortization expense related to purchased intangible assets was approximately $39.1 million in fiscal 2024, $36.4 million in fiscal 2023 and $33.2 million in fiscal 2022. As of December 28, 2024, we expect amortization expense in future periods to be as follows: fiscal 2025 - $35.5 million; fiscal 2026 - $24.9 million; fiscal 2027 - $16.9 million; fiscal 2028 - $11.6 million fiscal 2029 - $7.7 million; and thereafter $14.1 million.

COHU, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. **Borrowings and Credit Agreements**

The following table is a summary of our borrowings as of December 28, 2024 and December 30, 2023:

		Fiscal year ended	
(in thousands)		December 28, 2024	December 30, 2023
Bank term loan under credit agreement	$	- $	29,327
Bank term loans-Kita		1,694	2,095
Construction loan-Cohu GmbH		6,473	7,681
Lines of credit		633	1,773
Total debt		8,800	40,876
Less: financing fees and discount		-	(249)
Less: current portion		(1,748)	(6,324)
Total long-term debt	$	7,052 $	34,303

The debt principal payments, excluding financing lease obligations, for the next five years and thereafter are as follows *(in thousands)*:

2025	$	1,748
2026		1,120
2027		1,125
2028		1,187
2029		1,015
Thereafter		2,605
Total	$	8,800

Credit Agreement

On October 1, 2018, we entered into a Credit Agreement providing for a $350.0 million Term Loan Credit Facility and borrowed the full amount to finance a portion of the Xcerra acquisition. Loans under the Term Loan Credit Facility amortize in equal quarterly installments of 0.25% of the original principal amount, with the balance payable at maturity. All outstanding principal and interest in respect of the Term Loan Credit Facility would have been due on or before October 1, 2025. The loans under the Term Loan Credit Facility bore interest, at Cohu's option, at a floating annual rate equal to LIBOR plus a margin of 3.00%. On June 16, 2023, in connection with the discontinuation of LIBOR, we entered into an amendment to our Term Loan Credit Facility, which provided for the transition of the benchmark interest rate from LIBOR to SOFR. Effective with the interest period beginning July 1, 2023, LIBOR was replaced with Adjusted Term SOFR, a floating annual rate equal to SOFR plus a margin of 3.0%. At December 30, 2023, the outstanding loan balance, net of discount and deferred financing costs, was $29.1 million and $3.4 million of the outstanding balance is presented as current installments of long-term debt in our consolidated balance sheets at that date.

On February 9, 2024, we made a cash payment of $29.3 million to repay the remaining outstanding amounts owed under our Term Loan Credit Facility. We accounted for the transaction as a debt extinguishment, and in the first quarter of fiscal 2024 we recognized a loss of $0.2 million due to the recognition of the remaining debt discount and deferred financing costs. During fiscal 2023 we repurchased $34.1 million in principal of our Term Loan Credit Facility in cash. We accounted for the repurchase as a debt extinguishment, which resulted in a loss of $0.4 million reflected in our consolidated statement of operations, as well as a $0.4 million reduction in debt discounts and deferred financing costs in our consolidated balance sheets.

Kita Term Loans

We have a series of term loans with Japanese financial institutions primarily related to the expansion of our facility in Osaka, Japan. The loans are collateralized by the facility and land, carry interest rates ranging from 0.05% to 0.72%, and expire at various dates through 2034. At December 28, 2024, the outstanding loan balance was $1.7 million and $0.2 million of the outstanding balance is presented as current installments of long-term debt in our consolidated balance sheets. At December 30, 2023, the outstanding loan balance was $2.1 million and $0.2 million of the outstanding balance is presented as current installments of long-term debt in our consolidated balance sheets. The fair value of the debt approximates the carrying value at December 28, 2024.

COHU, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The term loans are denominated in Japanese Yen and, as a result, amounts disclosed herein will fluctuate because of changes in currency exchange rates.

Construction Loans

In July 2019 and June 2020, one of our wholly owned subsidiaries located in Germany entered into a series of Loan Facilities with a German financial institution providing it with total borrowings of up to €10.1 million. The Loan Facilities were utilized to finance the expansion of our facility in Kolbermoor, Germany and are secured by the land and the existing building on the site. The Loan Facilities bear interest at agreed upon rates based on the facility amounts as discussed below.

The first facility totaling €3.4 million has been fully drawn and is payable over 10 years at a fixed annual interest rate of 0.8%. Principal and interest payments are due each quarter over the duration of the facility ending in September 2029. The second facility totaling €5.2 million has been fully drawn and is payable over 15 years at an annual interest rate of 1.05%, which is fixed until April 2027. Principal and interest payments are due each month over the duration of the facility ending in January 2034. The third facility totaling €0.9 million has been fully drawn and is payable over 10 years at an annual interest rate of 1.2%. Principal and interest payments are due each month over the duration of the facility ending in May 2030.

At December 28, 2024, total outstanding borrowings under the Loan Facilities was $6.5 million with $0.9 million of the total outstanding balance being presented as current installments of long-term debt in our consolidated balance sheets. At December 30, 2023, total outstanding borrowings under the Loan Facilities was $7.7 million with $1.0 million of the total outstanding balance being presented as current installments of long-term debt in our consolidated balance sheets. The loans are denominated in Euros and, as a result, amounts disclosed herein will fluctuate because of changes in currency exchange rates. The fair value of the debt approximates the carrying value at December 28, 2024.

Lines of Credit

As a result of our acquisition of Kita, we assumed a series of revolving credit facilities with various financial institutions in Japan. The credit facilities renew monthly and provide Kita with access to working capital totaling up to 960 million Japanese Yen of which 100 million Japanese Yen is drawn. At December 28, 2024, total borrowings outstanding under the revolving lines of credit were $0.6 million. As these credit facility agreements renew monthly, they have been included in short-term borrowings in our consolidated balance sheets.

The revolving lines of credit are denominated in Japanese Yen and, as a result, amounts disclosed herein will fluctuate because of changes in currency exchange rates.

Our wholly owned subsidiary in Switzerland has one available line of credit which provides borrowings of up to a total of 2.0 million Swiss Francs, a portion of which is reserved for tax guarantees. At December 28, 2024, and December 30, 2023, no amounts were outstanding under this line of credit.

4. Restructuring Charges

Poway Volume Manufacturing Transition

During the fourth quarter of fiscal 2024, we made the decision to transition all remaining volume manufacturing out of Poway, CA, and consolidate it into our factories in Asia. This change will allow us to better utilize our corporate infrastructure, drive improvements in inventory management, optimize our warehousing and better support our long-term goals. Total pretax charges related to the Poway volume manufacturing transition for the twelve months ended December 28, 2024 were not material.

MCT Integration Program

During fiscal 2023, we began a strategic restructuring and integration program in connection with the acquisition of MCT ("MCT Integration Program"). As part of the MCT Integration Program, we consolidated MCT's Penang, Malaysia manufacturing operations into Cohu's Melaka, Malaysia manufacturing operations by the end of fiscal 2023. Relating to the facility consolidation actions, we notified certain impacted employees of a reduction in force program and the facility consolidation and reduction in force programs are being implemented as part of a comprehensive review of our operations and are intended to reduce our operating cost structure and capitalize on acquisition synergies.

COHU, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As a result of the activities described above, we recognized total pretax charges of $2.4 million during the twelve months ended December 30, 2023, that are within the scope of ASC 420. Total pretax charges during the twelve months ended December 28, 2024 were not material.

Charges related to the MCT Integration Program for the year ended December 30, 2023, were as follows:

(in thousands)		2023
Employee severance costs	$	2,159
Other restructuring costs		262
Total	$	2,421

Costs associated with restructuring activities are presented in our consolidated statements of operations as restructuring charges. Other restructuring costs include facility closure and manufacturing software integration costs.

The following table summarizes the activity within the restructuring related accounts for the MCT Integration Program during the year ended December 30, 2023 *(in thousands)*:

	Employee Severance		Other Exit Costs		Total	
Balance, December 31, 2022	$	-	$	-	$	-
Costs accrued		2,159		262		2,421
Amounts paid or charged		(2,091)		(262)		(2,353)
Balance, December 30, 2023	$	68	$	-	$	68

Xcerra Integration Program

Subsequent to the acquisition of Xcerra, during the fourth quarter of 2018, we began a strategic restructuring program designed to reposition our organization and improve our cost structure as part of our targeted integration plan regarding the recently acquired Xcerra ("Xcerra Integration Program"). As part of the Xcerra Integration Program we consolidated our global handler and contactor manufacturing operations and closed our manufacturing operations in Penang, Malaysia and Fontana, California in 2019.

In 2019, we began the Xcerra Integration Program of our German operations and entered a social plan with the German labor organization representing certain of the employees of our wholly owned subsidiary, Multitest elektronische Systeme GmbH. During the fourth quarter of 2020 we implemented a voluntary program and termination agreements with certain employees of our wholly owned subsidiary, Cohu GmbH. These programs collectively reduced headcount, enabled us to consolidate the facilities of our multiple operations located near Kolbermoor and Rosenheim, Germany, as well as transitioned certain manufacturing to other lower cost regions. The facility consolidations and reduction in force programs were implemented as part of a comprehensive review of our operations and are intended to streamline and reduce our operating cost structure and capitalize on acquisition synergies. As of December 31, 2022, restructuring activities associated with the Xcerra Integration Program were materially complete. Certain end of life inventory adjustments have continued during the fiscal years 2023 and 2024.

As a result of the activities described above, we recognized total pretax (credits)/charges of $(0.1) million and $0.2 million for the years ended December 30, 2023 and December 31, 2022, respectively, that are within the scope of ASC 420. Total pretax charges during the twelve months ended December 28, 2024 were not material.

All costs of the Xcerra Integration Program were incurred by our Semiconductor Test & Inspection segment.

66

COHU, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Charges related to the Xcerra Integration Program for the years ended December 28, 2024, December 30, 2023 and December 31, 2022, were as follows *(in thousands)*:

(in thousands)	2024		2023		2022	
Employee severance costs	$	-	$	-	$	(8)
Inventory related charges (adjustments)		(465)		(62)		(454)
Other restructuring costs		-		-		613
Total	$	(465)	$	(62)	$	151

Costs associated with restructuring activities were presented in our consolidated statements of operations as restructuring charges, except for certain costs associated with inventory charges related to the decision to end manufacturing of certain of Xcerra's semiconductor test handler products, which were classified within cost of sales. During the twelve-month period December 28, 2024, our restructuring activities included the reversal of certain inventory related charges taken in prior periods. Other restructuring costs include expenses for professional fees associated with employee severance, impairments of fixed assets and facility closure costs.

The following table summarizes the activity within the restructuring related accounts for the Xcerra Integration Program during the year ended December 31, 2022 *(in thousands)*:

	Employee Severance	Other Exit Costs	Total
Balance, December 25, 2021	348	-	348
Costs accrued	(8)	613	605
Amounts paid or charged	(331)	(613)	(944)
Impact of currency exchange	(9)	-	(9)
Balance, December 31, 2022	$ -	$ -	$ -

At December 28, 2024, our total accrual for restructuring related items for the Poway volume manufacturing transition, MCT and Xcerra integration programs is reflected within current liabilities in our consolidated balance sheets as these amounts are expected to be paid out in fiscal 2025. The estimated costs associated with the employee severance and facility consolidation actions are not material and will be paid predominantly in cash.

5. **Financial Instruments Measured at Fair Value**

Our cash, cash equivalents, and short-term investments consisted primarily of cash and other investment grade securities. We do not hold investment securities for trading purposes. All short-term investments in debt securities are classified as available-for-sale and recorded at fair value. Investment securities are exposed to market risk due to changes in interest rates and credit risk and we monitor credit risk and attempt to mitigate exposure by making high-quality investments and through investment diversification.

We assess whether unrealized loss positions on available-for-sale debt securities are due to credit-related factors. The credit-related portion of unrealized losses, and any subsequent improvements, are recorded in earnings through an allowance account. Unrealized gains and losses that are not due to credit-related factors are included in accumulated other comprehensive income (loss). Factors that could indicate an impairment exists include, but are not limited to earnings performance, changes in credit rating or adverse changes in the regulatory or economic environment of the asset. Gross realized gains and losses on sales of short-term investments are included in interest income. Realized gains and losses for the periods presented were not significant.

COHU, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Investments that we have classified as short-term, by security type, are as follows *(in thousands)*:

		At December 28, 2024		
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses (1)	Estimated Fair Value
Corporate debt securities (2)	$ 32,040	$ 37	$ 25	$ 32,052
U.S. treasury securities	11,964	12	15	11,961
Bank certificates of deposit	6,971	4	3	6,972
Asset-backed securities	3,647	6	-	3,653
Foreign government security	714	-	-	714
Municipal securities	330	3	-	333
	$ 55,666	$ 62	$ 43	$ 55,685

		At December 30, 2023		
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses (1)	Estimated Fair Value
Corporate debt securities (2)	$ 45,105	$ 147	$ 15	$ 45,237
U.S. treasury securities	20,439	26	116	20,349
Bank certificates of deposit	15,468	20	-	15,488
Asset-backed securities	8,017	17	10	8,024
Foreign government security	741	-	-	741
Municipal securities	330	5	-	335
	$ 90,100	$ 215	$ 141	$ 90,174

(1) As of December 28, 2024, the cost and fair value of investments with loss positions were approximately $20.5 million and $20.4 million, respectively. As of December 30, 2023, the cost and fair value of investments with loss positions was approximately $38.5 million and $38.4 million, respectively. We evaluated the nature of these investments, credit worthiness of the issuer and the duration of these impairments to determine if an other-than-temporary decline in fair value had occurred and concluded that these losses were temporary and we have the ability and intent to hold these investments to maturity.

(2) Corporate debt securities include investments in financial and other corporate institutions. No single issuer represents a significant portion of the total corporate debt securities portfolio.

Effective maturities of short-term investments at December 28, 2024, were as follows:

(in thousands)	Amortized Cost	Estimated Fair Value
Due in 1 year or less	$ 47,819	$ 47,855
Due after 1 year through 5 years	7,847	7,830
	$ 55,666	$ 55,685

Accounting standards pertaining to fair value measurements establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. When available, we use quoted market prices to determine the fair value of our investments, and they are included in Level 1. When quoted market prices are unobservable, we use quotes from independent pricing vendors based on recent trading activity and other relevant information.

COHU, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes, by major security type, our financial instruments that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy *(in thousands)*:

| | Fair value measurements at December 28, 2024 using: | | | |
	Level 1	Level 2	Level 3	Total estimated fair value
Cash	$ 136,965	$ -	$ -	$ 136,965
Money market funds	-	69,442	-	69,442
Corporate debt securities	-	32,052	-	32,052
U.S. treasury securities	-	11,961	-	11,961
Bank certificates of deposit	-	6,972	-	6,972
Asset-backed securities	-	3,653	-	3,653
Foreign government security	-	714	-	714
Municipal securities	-	333	-	333
	$ 136,965	$ 125,127	$ -	$ 262,092

| | Fair value measurements at December 30, 2023 using: | | | |
	Level 1	Level 2	Level 3	Total estimated fair value
Cash	$ 157,697	$ -	$ -	$ 157,697
Money market funds	-	81,115	-	81,115
Corporate debt securities	-	51,949	-	51,949
U.S. treasury securities	-	20,349	-	20,349
Bank certificates of deposit	-	15,488	-	15,488
Asset-backed securities	-	8,024	-	8,024
Municipal securities	-	335	-	335
Foreign government security	-	741	-	741
	$ 157,697	$ 178,001	$ -	$ 335,698

6. **Employee Benefit Plans**

Defined Contribution Retirement Plans – Cohu maintains a defined contribution 401(k) retirement savings plan covering all salaried and hourly U.S. employees. Participation is voluntary and participants' contributions are based on their eligible compensation. Participants in the Cohu plan receive matching contributions of 50% up to 8% of salary contributed, subject to various statutory limits. In fiscal 2024, 2023 and 2022 we made matching contributions to the plan of $2.3 million, $2.5 million and $2.4 million, respectively.

Defined Benefit Retirement Plans – Some of our employees located in Europe and Asia participate in defined benefit retirement plans. Our largest defined benefit retirement plan is the Ismeca Europe Semiconductor BVG Pension Plan which covers our employees in Switzerland ("the Swiss Plan") and the following discussion relates solely to the Swiss Plan, all other plans are not material to our financial statements.

Net periodic benefit cost of the Swiss Plan was as follows:

(in thousands)	2024	2023	2022
Service cost	$ 643	$ 551	$ 954
Interest cost	357	510	56
Expected return on assets	(283)	(331)	(128)
Settlements	(277)	(177)	(487)
Net periodic costs	$ 440	$ 553	$ 395

COHU, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table sets forth the projected benefit obligation, the fair value of plan assets, the funded status and the liability we have recorded in our consolidated balance sheets related to the Swiss Plan:

(in thousands)	2024	2023
Change in projected benefit obligation:		
Benefit obligation at beginning of year	$ (24,884)	$ (21,628)
Service cost	(643)	(551)
Interest cost	(357)	(510)
Actuarial gain (loss)	79	(1,391)
Participant contributions	(988)	(1,153)
Benefits paid	599	385
Plan change	203	-
Settlements	2,820	2,177
Foreign currency exchange adjustment	1,660	(2,213)
Benefit obligation at end of year	(21,511)	(24,884)
Change in plan assets:		
Fair value of plan assets at beginning of year	19,700	18,411
Return on assets, net of actuarial gain/loss	732	52
Employer contributions	783	860
Participant contributions	988	1,153
Benefits paid	(599)	(385)
Settlements	(2,820)	(2,177)
Foreign currency exchange adjustment	(1,326)	1,786
Fair value of plan assets at end of year	17,458	19,700
Net liability at end of year	$ (4,053)	$ (5,184)

At December 28, 2024 and December 30, 2023, the Swiss Plan's net liability is included in noncurrent accrued retirement benefits. Amounts recognized in accumulated other comprehensive loss net of tax related to the Swiss Plan consisted of an unrecognized net actuarial gains totaling $4.0 million and $4.2 million at December 28, 2024 and December 30, 2023, respectively.

The actuarial gain of $0.1 million and the actuarial loss of $1.4 million for the years ended December 28, 2024 and December 30, 2023, respectively, were due to assumption changes as well as plan experience.

Weighted-average actuarial assumptions used to determine the projected benefit obligation under the Swiss Plan are as follows:

	2024	2023
Discount rate	1.1%	1.5%
Compensation increase	1.0%	2.0%

Weighted-average assumptions used to determine net periodic benefit cost of the Swiss Plan are as follows:

	2024	2023	2022
Discount rate	1.1%	1.5%	2.3%
Rate of return on assets	1.3%	1.5%	1.8%
Compensation increase	1.0%	2.0%	3.0%

During 2025 employer and employee contributions to the Swiss Plan are expected to total $0.7 million. Estimated benefit payments are expected to be as follows: 2025 - $0.8 million; 2026 - $1.1 million; 2027 - $1.2 million; 2028 - $1.1 million; 2029 - $1.1 million; and $5.9 million thereafter through 2034.

As is customary with Swiss pension plans, the assets of the plan are invested in a collective fund with multiple employers. We have no investment authority over the assets of the plan that are held and invested by a Swiss insurance company. Investment holdings are made with respect to Swiss laws and target allocations for plan assets are 47% debt securities and cash, 25% real estate investments, 15% alternative investments and 13% equity securities. The valuation of the collective fund assets as a whole is a Level 3 measurement; however, the individual investments of the fund are generally Level 1 (equity securities), Level 2 (fixed income) and Level 3 (real estate and alternative) investments. We determine the fair value of the plan assets based on information provided by the collective fund, through review of the collective fund's annual financial statements. See Note 5, "*Financial Instruments Measured at Fair Value*" for additional information on the three-tier fair value hierarchy.

COHU, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We maintain other defined benefit plans for employees located outside the U.S. for which the majority of the obligations and net periodic benefit cost were determined to be immaterial for all periods presented.

Retiree Medical Benefits – We provide post-retirement health benefits to certain executives and directors under a noncontributory plan. The net periodic benefit cost was $0.1 million in fiscal 2024, 2023 and 2022. We fund benefits as costs are incurred and as a result there are no plan assets.

The weighted average discount rate used in determining the accumulated post-retirement benefit obligation was 5.4% in fiscal 2024, 4.7% in fiscal 2023 and 4.9% in fiscal 2022. The annual rates of increase of the cost of health benefits were assumed to be 9.9% in fiscal 2025 for post-65 participants. This rate was then assumed to decrease 0.61% per year for participants that have reached the age of 65 to 4.4% in fiscal 2034 and remain level thereafter.

Contributions to the post-retirement health benefit plan are expected to total $0.1 million in fiscal 2025. Estimated benefit payments are expected to be as follows: fiscal 2025 - $0.1 million; fiscal 2026 - $0.1 million; fiscal 2027 - $0.1 million; fiscal 2028 - $0.1 million; fiscal 2029 - $0.1 million and $0.7 million thereafter through fiscal 2034.

The following table sets forth the post-retirement benefit obligation, funded status and the liability we have recorded in our consolidated balance sheets:

(in thousands)	2024	2023
Accumulated benefit obligation at beginning of year	$ (1,651)	$ (1,657)
Interest cost	(75)	(78)
Actuarial (gain) loss	25	(6)
Benefits paid	109	90
Accumulated benefit obligation at end of year	(1,592)	(1,651)
Plan assets at end of year	-	-
Funded status	$ (1,592)	$ (1,651)

Deferred Compensation – The Cohu, Inc. Deferred Compensation Plan allows certain of our officers to defer a portion of their current compensation. We have purchased life insurance policies on the participants with Cohu as the named beneficiary. Participant contributions, distributions and investment earnings and losses are accumulated in a separate account for each participant. At December 28, 2024, the payroll liability to participants, included in accrued compensation and benefits in the consolidated balance sheet, was approximately $0.6 million and the cash surrender value of the related life insurance policies included in other current assets was approximately $1.4 million. At December 30, 2023, the liability totaled $0.9 million and the corresponding assets were $1.4 million.

Employee Stock Benefit Plans – Our 2005 Equity Incentive Plan ("2005 Plan") and the Cohu, Inc. 1997 Employee Stock Purchase Plan ("ESPP") are broad-based, long-term retention programs intended to attract, motivate, and retain talented employees as well as align stockholder and employee interests. Awards that may be granted under the 2005 Plan include, but are not limited to, non-qualified and incentive stock options, restricted stock units, and performance stock units. We settle employee stock option exercises, employee stock purchase plan purchases, and the vesting of restricted stock units, and performance stock units with newly issued common shares or treasury shares. At December 28, 2024, there were 2,946,601 shares available for future equity grants under the 2005 Plan and 628,316 shares available for purchase under the ESPP.

Employee Stock Purchase Plan

The ESPP provides for the issuance of a maximum of 3,750,000 shares of our common stock. Under the ESPP, eligible employees may purchase shares of common stock through payroll deductions. The price paid for the common stock is equal to 85% of the fair market value of our common stock on specified dates. During the last three years we issued shares under the ESPP as follows: 2024 - 171,353; 2023 - 146,829 and 2022 - 160,855.

COHU, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock Options

Under the 2005 Plan stock options may be granted to employees, consultants and outside directors to purchase a fixed number of shares of our common stock at prices not less than 100% of the fair market value at the date of grant. Options generally vest and become exercisable after one year or in four annual increments beginning one year after the grant date and expire ten years from the grant date. We have historically issued new shares of Cohu common stock upon share option exercise.

During 2024, 2023 and 2022 no stock options were granted.

The aggregate intrinsic value of options exercised was $0.2 million in fiscal 2022. At December 28, 2024 and December 30, 2023, we had no stock options outstanding.

Restricted Stock Units

Under our equity incentive plans, restricted stock units ("RSUs") may be granted to employees, consultants and outside directors. Restricted stock units vest over a one-year, two-year, three-year or a four-year period from the date of grant. Prior to vesting, restricted stock units do not have dividend equivalent rights, do not have voting rights and the shares underlying the restricted stock units are not considered issued and outstanding. New shares of our common stock or treasury shares will be issued on the date the restricted stock units vest net of the statutory tax withholding requirements to be paid by us on behalf of our employees. As a result, the actual number of shares issued will be fewer than the actual number of RSUs outstanding at December 28, 2024.

Restricted stock unit activity under our share-based compensation plans was as follows:

(in thousands, except per share data)	2024 Units	Wt. Avg. Fair Value	2023 Units	Wt. Avg. Fair Value	2022 Units	Wt. Avg. Fair Value
Outstanding, beginning of year	884	$ 30.52	969	$ 24.55	1,058	$ 21.16
Granted	411	$ 31.76	365	$ 36.66	431	$ 27.74
Released	(366)	$ 27.33	(428)	$ 22.33	(474)	$ 19.94
Cancelled	(44)	$ 31.92	(22)	$ 28.62	(46)	$ 24.33
Outstanding, end of year	885	$ 32.34	884	$ 30.52	969	$ 24.55

Equity-Based Performance Stock Units

We grant performance stock units ("PSUs") to certain senior executives as a part of our long-term equity compensation program. The number of shares of common stock that will ultimately be issued to settle PSUs granted ranges from 0% to 200% of the number granted and is determined based on certain performance criteria over a three-year measurement period. The performance criteria for the majority of PSUs are based on a combination of our annualized Total Shareholder Return ("TSR") for the performance period and the relative performance of our TSR compared with the annualized TSR of certain peer companies for the performance period. PSUs granted vest 100% on the third anniversary of their grant, assuming achievement of the applicable performance criteria.

We estimated the fair value of the PSUs using a Monte Carlo simulation model on the date of grant. Compensation expense is recognized over the requisite service period. New shares of our common stock or treasury shares will be issued on the date the PSUs vest net of the minimum statutory tax withholding requirements to be paid by us on behalf of our employees.

COHU, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PSU activity under our share-based compensation plans was as follows:

(in thousands, except per share data)	2024 Units	2024 Wt. Avg. Fair Value	2023 Units	2023 Wt. Avg. Fair Value	2022 Units	2022 Wt. Avg. Fair Value
Outstanding, beginning of year	408	$ 45.65	403	$ 28.64	384	$ 22.22
Granted	203	$ 33.78	270	$ 39.97	151	$ 33.22
Released	(63)	$ 57.39	(258)	$ 13.18	(55)	$ 14.11
Cancelled	(9)	$ 57.39	(7)	$ 42.52	(77)	$ 15.94
Outstanding, end of year	539	$ 39.64	408	$ 45.65	403	$ 28.64

Share-based Compensation – We estimate the fair value of our employee stock purchase plan using the Black-Scholes valuation model. The assumptions for the Black-Scholes model include the risk-free rate of interest, expected dividend yield, expected volatility, and the expected life of the award. The estimated fair value of PSUs is determined on the grant date using the Monte Carlo simulation valuation model. The Monte Carlo simulation model incorporates assumptions for the risk-free interest rate, Cohu and the selected peer group price volatility, the correlation between Cohu and the selected index, and dividend yields. Share-based compensation expense related to restricted stock unit awards is calculated based on the market price of our common stock on the date of grant, reduced by the present value of dividends expected to be paid on our common stock prior to vesting of the restricted stock unit. Cohu's Board of Directors authorized suspending our quarterly cash dividend indefinitely, as of May 5, 2020. All awards granted in fiscal 2024, 2023 and 2022 exclude the assumption of dividend payments.

The following weighted average assumptions were used to value share-based awards granted:

Employee Stock Purchase Plan	2024	2023	2022
Expected volatility	35.5%	36.3%	45.6%
Risk-free interest rate	5.3%	4.5%	1.2%
Expected term (years)	0.5	0.5	0.5
Weighted-average grant date fair value per share	$ 7.49	$ 8.54	$ 8.79

Reported share-based compensation is classified in the consolidated financial statements as follows:

(in thousands)	2024	2023	2022
Cost of sales	$ 1,049	$ 845	$ 646
Research and development	3,566	3,394	3,100
Selling, general and administrative	16,125	12,998	11,172
Share-based compensation	20,740	17,237	14,918
Income tax benefit	(211)	(1,770)	(4,004)
Total share-based compensation, net of tax	$ 20,529	$ 15,467	$ 10,914

We account for forfeitures of plan-based awards as they occur. At December 28, 2024, we had approximately $27.5 million of pre-tax unrecognized compensation cost related to unvested restricted stock units and performance stock units which is expected to be recognized over a weighted-average period of approximately 1.9 years.

7. **Business Acquisitions**

MCT

On January 30, 2023, we completed the acquisition of all the outstanding membership units of MCT Worldwide, LLC ("MCT"), pursuant to a membership unit purchase agreement dated January 30, 2023, by and among MCT Worldwide, LLC, Arise Acquisition Co., LLC, The Seaport Group LLC Profit Sharing Plan, and Delta Design, Inc., a wholly owned subsidiary of Cohu ("the MCT Acquisition"). MCT is a U.S. based company with a principal manufacturing site in Penang, Malaysia. MCT provides automated solutions for the semiconductor industry and designs, manufactures, markets, services and distributes strip test handlers, film frame handlers and laser mark handlers. On January 30, 2023, we made a cash payment totaling $28.0 million for MCT of which $0.6 million was used to pay the former MCT CFO and CEO and expensed as restructuring severance expense. Taking into consideration the amount expensed as severance and the working capital adjustment receivable resulted in a final net purchase price of approximately $26.8 million. The MCT Acquisition was a cash free debt free transaction and was subject to a working capital adjustment for the difference between the actual and estimated net working capital. The MCT Acquisition was accounted for in conformity with ASC Topic 805, *Business Combinations*, ("ASC 805").

COHU, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The acquired assets and liabilities of MCT were recorded at their respective fair values including an amount for goodwill representing the difference between the consideration paid and the fair value of the identifiable net assets. The purchase price allocation was finalized during the fourth quarter of 2023. The table below summarizes the assets acquired and liabilities assumed as of January 30, 2023 (*in thousands*):

Current assets, including cash received	$	9,505
Property, plant and equipment		197
Other assets		356
Intangible assets		12,000
Goodwill		8,755
Total assets acquired		30,813
Liabilities assumed		(4,024)
Net assets acquired	$	26,789

The allocation of the intangible assets subject to amortization is as follows (*in thousands*):

	Estimated Fair Value		Weighted Average Useful Life (years)
Developed technology	$	7,500	7.0
Customer relationships		4,000	10.0
Product backlog		500	0.5
Total intangible assets	$	12,000	

Acquired intangible assets reported above are being amortized using the straight-line method over their estimated useful lives which approximates the pattern of how the economic benefit is expected to be used. This includes amounts allocated to customer relationships because of anticipated high customer retention rates that are common in the semiconductor capital equipment industry.

The value assigned to developed technology was determined by using the relief from royalty method under the income approach, which included assumptions related to revenue growth rates, royalty rates, and discount rates. Developed technology, which comprises products that have reached technological feasibility, includes the products in MCT's product line. The revenue estimates used to value the developed technology were based on estimates of relevant market sizes and growth factors, expected trends in technology and the nature and expected timing of new product introductions by MCT and competitors. The estimated after-tax cash flows were based on a hypothetical royalty rate applied to the revenues for the developed technology. The discount rate utilized to discount the net cash flows of the developed technology to present value was based on the risk associated with the respective cash flows taking into consideration the perceived risk of the technology relative to the other acquired assets, the weighted average cost of capital, the internal rate of return, and the weighted average return on assets.

The value assigned to customer relationships was determined by using the multi-period excess earnings method under the income approach. The estimated cash flows were based on revenues from the existing customers net of operating expenses and net of contributory asset charges. The discount rate utilized to discount the net cash flows of the customer relationships to present value was based on the respective cash flows taking into consideration the perceived risks.

The value assigned to backlog acquired was estimated based upon the contractual nature of the backlog as of January 30, 2023, using the multi-period excess earnings method under the income approach to discount back to present value the cash flows attributable to the backlog at a discount rate commensurate with the expected risks of the backlog cash flows.

COHU, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MCT's results of operations have been included starting January 30, 2023. The impact of MCT on our consolidated statements of operations and comprehensive income was not material.

In connection with the MCT Acquisition, during the twelve months ended December 28, 2024 and December 30, 2023, we incurred acquisition-related costs, which were expensed as selling, general and administrative costs totaling $0.1 million and $0.5 million, respectively. During fiscal 2022 no acquisition-related costs were incurred.

EQT

On October 2, 2023, we completed the acquisition of Equiptest Engineering Pte. Ltd. ("EQT"), a provider of semiconductor test contactors and other consumables. ("the EQT Acquisition"). EQT is a Singapore based company with a principal manufacturing site located there. EQT provides test interface products including high performance thermal, MEMS, Infrared, Coaxial and Kelvin Contactors that expands our interface products in mid- to high-power contactors. The EQT Acquisition was a cash free debt free transaction and was subject to a working capital adjustment for the difference between the actual and estimated net working capital. We made a cash payment of SGD 66.0 million ($48.3 million) on October 2, 2023, and set up a retention sum liability for potential adjustments to working capital and future tax or insurance claims in the amount of SGD 2.2 million ($1.6 million) resulting in an initial purchase price of SGD 68.3 million ($49.9 million). The working capital adjustment was finalized in January 2024 and an additional cash payment was made to EQT owners of SGD 0.8 million (approximately $0.6 million) resulting in an adjusted purchase price of SGD 68.8 million ($50.3 million). The retention liability for remaining tax, insurance and other claims as of December 28, 2024, was SGD 1.1 million ($0.8 million) and is accrued in long term other liabilities on our consolidated balance sheet. The retention liability for net working capital, remaining tax, insurance and other claims as of December 30, 2023 was SGD 2.2 million ($1.6 million) and $0.3 million and $1.3 million is accrued in short term and long term other liabilities, respectively, on our consolidated balance sheet. The EQT Acquisition has been accounted for in conformity with ASC 805.

The acquired assets and liabilities of EQT were recorded at their respective fair values including an amount for goodwill representing the difference between the consideration paid and the fair value of the identifiable net assets. The table below summarizes the assets acquired and liabilities assumed as of October 2, 2023 (*in thousands*):

Current assets, including cash received	$ 10,135
Property, plant and equipment	538
Intangible assets	34,500
Goodwill	15,377
Total assets acquired	60,550
Liabilities assumed	(10,203)
Net assets acquired	$ 50,347

The allocation of intangible assets subject to amortization is as follows (*in thousands*):

	Estimated Fair Value	Weighted Average Useful Life (years)
Developed technology	$ 20,600	8.0
Customer relationships	12,900	10.0
Product backlog	100	1.0
Trademarks and trade name	900	5.0
Total intangible assets	$ 34,500	

Acquired intangible assets reported above are being amortized using the straight-line method over their estimated useful lives which approximates the pattern of how the economic benefit is expected to be used. This includes amounts allocated to customer relationships because of anticipated high customer retention rates that are common in the semiconductor capital equipment industry.

75

Table of Contents

COHU, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The value assigned to developed technology was determined by using the relief from royalty method under the income approach, which included assumptions related to revenue growth rates, royalty rates, and discount rates. Developed technology, which comprises products that have reached technological feasibility, includes the products in EQT's product line. The revenue estimates used to value the developed technology were based on estimates of relevant market sizes and growth factors, expected trends in technology and the nature and expected timing of new product introductions by EQT and competitors. The estimated after-tax cash flows were based on a hypothetical royalty rate applied to the revenues for the developed technology. The discount rate utilized to discount the net cash flows of the developed technology to present value was based on the risk associated with the respective cash flows taking into consideration the perceived risk of the technology relative to the other acquired assets, the weighted average cost of capital, the internal rate of return, and the weighted average return on assets.

The value assigned to customer relationships was determined by using the multi-period excess earnings method under the income approach. The estimated cash flows were based on revenues from the existing customers net of operating expenses and net of contributory asset charges. The discount rate utilized to discount the net cash flows of the customer relationships to present value was based on the respective cash flows taking into consideration the perceived risks.

The value assigned to backlog acquired was estimated based upon the contractual nature of the backlog as of October 2, 2023, using the multi-period excess earnings method under the income approach to discount back to present value the cash flows attributable to the backlog at a discount rate commensurate with the expected risks of the backlog cash flows.

The value assigned to trademarks and trade names acquired was determined by using the using the relief from royalty method under the income approach, which included assumptions related to revenue growth rates, royalty rates, and discount rates.

EQT's results of operations have been included starting October 2, 2023. The impact of EQT on Cohu's consolidated statements of operations and comprehensive income were not material.

In connection with the acquisition of EQT, during the twelve-month periods ended December 28, 2024 and December 30, 2023 we incurred acquisition-related costs, which were expensed as selling, general and administrative costs totaling $0.1 million and $1.1 million, respectively. No acquisition-related costs were incurred for EQT in fiscal 2022.

8. Derivative Financial Instruments

Economic (Non-Designated) Hedges

We enter into foreign currency forward contracts to manage our foreign exchange exposure related to intercompany transactions and other balance sheet items that are subject to revaluation. For accounting purposes, our foreign currency forward contracts that are not designated as hedging instruments are recorded at fair value as of the end of our reporting period in our consolidated balance sheets with changes in fair value recorded within foreign transaction gain (loss) in our consolidated statements of operations for both realized and unrealized gains and losses. The gain or loss recorded on these instruments is substantially offset by the remeasurement adjustment on the foreign currency denominated asset or liability.

The location and amount of losses related to non-designated derivative instruments in the consolidated statements of operations were as follows *(in thousands)*:

Derivatives Not Designated as Hedging Instruments	Location of Gain (Loss) Recognized on Derivatives	Fiscal Year 2024	2023	2022
Foreign exchange forward contracts	Foreign transaction gain (loss)	$ (7,542)	$ (2,127)	$ (5,356)

Net Investment Hedges

In the third quarter of fiscal 2024 we began hedging foreign currency risk associated with net investment positions in certain of our foreign subsidiaries. To accomplish this, we enter into foreign currency forward contracts that are designated as hedges of our net investment.

76

COHU, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The location and amount of gains from net investment hedges recorded in the foreign currency translation component of accumulated AOCI were as follows *(in thousands)*:

Derivatives Designated as Hedging Instruments	Location of Gain (Loss) Recognized on Derivatives		Fiscal Year 2024	2023	2022
Foreign exchange forward contracts	AOCI	$	964	N/A	N/A

Gains recognized in foreign transaction gain (loss), in the consolidated statements of operations for the portion of the net investment hedges excluded from the assessment of hedge effectiveness was $0.7 million for fiscal 2024. Since our net investment hedge program started in fiscal 2024 there were no amounts recorded in fiscal 2023 or fiscal 2022.

Cash flows associated with settlements of our non-designated foreign currency forward contracts are reported in net cash provided by operating activities and our net investment hedges are included in investing activities in our consolidated statements of cash flows.

Fair Value

The fair value of our foreign currency forward contracts was determined based on current foreign currency exchange rates and forward points. All our foreign currency forward contracts outstanding on December 28, 2024 will mature during the first quarter of fiscal 2025.

The following table provides information about our foreign currency forward contracts outstanding as of December 28, 2024 *(in thousands)*:

Currency	Contract Position	Contract Amount (Local Currency)	Contract Amount (U.S. Dollars)
Euro	Buy	27,472	28,700
Swiss Franc	Buy	8,716	9,700
South Korean Won	Buy	2,208,855	1,500
Japanese Yen	Buy	157,380	1,000
Euro	Sell	54,250	60,500
Swiss Franc	Sell	11,752	14,000

Our foreign currency contracts are classified within Level 2 of the fair value hierarchy as they are valued using pricing models that utilize observable market inputs. The fair value of our foreign currency contracts as of December 28, 2024 was immaterial.

9. **Equity**

Share Repurchase Program

On October 28, 2021, we announced that our Board of Directors authorized a $70 million share repurchase program. This share repurchase program was effective as of November 2, 2021, and has no expiration date. On October 25, 2022, our Board of Directors authorized an additional $70 million under the share repurchase program. The timing of share repurchases and the number of shares of common stock to be repurchased will depend upon prevailing market conditions and other factors. Repurchases under this program will be made using our existing cash resources and may be commenced or suspended from time to time at our discretion without prior notice. Repurchases may be made in the open market, through 10b5-1 programs, or in privately negotiated transactions at prevailing market rates in accordance with federal securities laws. For the year ended December 28, 2024, we repurchased 915,504 shares of our common stock for $27.0 million to be held as treasury stock. For the year ended December 30, 2023, we repurchased 700,270 shares of our common stock for $23.6 million. For the year ended December 31, 2022, we repurchased 1,767,070 shares of our common stock for $50.7 million. As of December 28, 2024, $31.4 million remained available for us to repurchase shares of our common stock under our share repurchase program.

COHU, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Income Taxes

Total income tax expense (benefit) was allocated as follows:

(in thousands)		2024		2023		2022
Income from operations	$	4,872	$	17,660	$	29,868
Other comprehensive income		396		(984)		755
Total	$	5,268	$	16,676	$	30,623

Significant components of the provision (benefit) for income taxes are as follows:

(in thousands)		2024		2023		2022
Current:						
U.S. Federal	$	717	$	694	$	1,609
U.S. State		36		86		456
Foreign		7,841		21,654		31,307
Total current		8,594		22,434		33,372
Deferred:						
U.S. Federal		(13)		61		(9)
Foreign		(3,709)		(4,835)		(3,495)
Total deferred		(3,722)		(4,774)		(3,504)
	$	4,872	$	17,660	$	29,868

Income (loss) before income taxes consisted of the following:

(in thousands)		2024		2023		2022
U.S.	$	(85,450)	$	(37,799)	$	9,180
Foreign		20,504		83,615		117,535
Total	$	(64,946)	$	45,816	$	126,715

78

Deferred tax effects

Except for working capital requirements in certain foreign jurisdictions, we provide for substantially all taxes, including withholding and other residual taxes, related to unremitted earnings of our foreign subsidiaries.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and tax purposes. Significant components of our deferred tax assets and liabilities were as follows:

(in thousands)		2024		2023
Deferred tax assets:				
Inventory, receivable and warranty reserves	$	11,034	$	10,931
Net operating loss carryforwards		39,572		36,602
Tax credit carryforwards		35,788		34,637
Capitalized R&D		35,348		30,485
Accrued employee benefits		3,742		3,348
Stock-based compensation		4,511		3,227
Lease liabilities		2,544		3,222
Uniform capitalization		2,553		1,564
Other		3,064		-
Gross deferred tax assets		138,156		124,016
Less valuation allowance		(114,517)		(99,888)
Total deferred tax assets		23,639		24,128
Deferred tax liabilities:				
Intangible assets and other acquisition basis differences		25,848		34,076
Operating lease right-of-use assets		2,226		2,854
Unremitted earnings of foreign subsidiaries		4,898		4,106
Other		4,986		50
Total deferred tax liabilities		37,958		41,086
Net deferred tax liabilities	$	(14,319)	$	(16,958)

The components of total net deferred tax assets (liabilities), net of valuation allowances, as shown in our consolidated balance sheets are as follows:

(in thousands)		2024		2023
Other assets (long-term)	$	5,083	$	6,196
Long-term deferred income tax liabilities		(19,402)		(23,154)
Net deferred tax liabilities	$	(14,319)	$	(16,958)

Companies are required to assess whether a valuation allowance should be recorded against their deferred tax assets ("DTAs") based on the consideration of all available evidence, using a "more likely than not" realization standard. The four sources of taxable income that must be considered in determining whether DTAs will be realized are, (1) future reversals of existing taxable temporary differences (i.e. offset of gross deferred tax assets against gross deferred tax liabilities); (2) taxable income in prior carryback years, if carryback is permitted under the tax law; (3) tax planning strategies and (4) future taxable income exclusive of reversing temporary differences and carryforwards.

COHU, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In assessing whether a valuation allowance is required, significant weight is to be given to evidence that can be objectively verified. We have evaluated our DTAs each reporting period, including an assessment of taxable income in prior carryback years, future reversals of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards, and prudent and feasible tax planning strategies that we would be willing to undertake to prevent a deferred tax asset from otherwise expiring.

The assessment regarding whether a valuation allowance is required or whether a change in judgement regarding the valuation allowance has occurred also considers all available positive and negative evidence, including but not limited to:

- Nature, frequency, and severity of cumulative losses in recent years

- Duration of statutory carryforward and carryback periods

- Statutory limitations against utilization of tax attribute carryforwards against taxable income

- Historical experience with tax attributes expiring unused

- Near- and medium-term financial outlook

The weight given to the positive and negative evidence is commensurate with the extent to which the evidence may be objectively verified. Accordingly, it is generally difficult to conclude a valuation allowance is not required when there is significant objective and verifiable negative evidence, such as cumulative losses in recent years. We use the actual results for the last two years and current year results as the primary measure of cumulative losses in recent years.

The evaluation of deferred tax assets requires judgment in assessing the likely future tax consequences of events recognized in the financial statements or tax returns and future profitability. The recognition of deferred tax assets represents our best estimate of those future events. Changes in the current estimates, due to unanticipated events or otherwise, could have a material effect on our results of operations and financial condition.

In certain tax jurisdictions, our analysis indicates that it has cumulative losses in recent years. This is considered significant negative evidence, which is objective and veritable and, therefore, difficult to overcome. However, the cumulative loss position is not solely determinative and, accordingly, we consider all other available positive and negative evidence in this analysis. Based on the evidence available, including a lack of sustainable earnings and history of expiring unused net operating losses and tax credits, we continue to maintain the judgement that a previously recorded valuation allowance against substantially all net deferred tax assets in the United States is required. If a change in judgement regarding this valuation allowance were to occur in the future, we will record a potentially material deferred tax benefit, which could result in a favorable impact on the effective tax rate in that period.

Our valuation allowance on our DTAs at December 28, 2024, and December 30, 2023, was approximately $114.5 million and $99.9 million, respectively. The remaining gross DTAs for which a valuation allowance was not recorded are realizable primarily through future reversals of existing taxable temporary differences and to a lesser extent future taxable income in certain jurisdictions exclusive of reversing temporary differences and carryforwards.

80

COHU, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The reconciliation of income tax computed at the U.S. federal statutory tax rate to the provision for income taxes is as follows:

(in thousands)		2024		2023		2022
Tax provision at U.S. 21% statutory rate	$	(13,638)	$	9,470	$	26,610
State income taxes, net of federal tax benefit		(2,126)		(633)		(1,535)
Accruals, adjustments and releases from statute expirations		(2,372)		579		348
Federal R&D credits		(1,103)		(1,360)		(1,679)
Stock-based compensation		502		(1,504)		(572)
Excess executive compensation		715		1,375		946
Change in valuation allowance		14,844		10,654		13,307
GILTI, net of foreign tax credits		2,613		1,735		3,458
Foreign rate differential		146		2,093		(6,131)
Withholding and other foreign taxes, net of foreign tax credit		1,206		254		(3,819)
Other, net		4,085		(5,003)		(1,065)
	$	4,872	$	17,660	$	29,868

An accounting policy may be selected to either (i) treat taxes due on future U.S. inclusions in taxable income related to global intangible low-taxed income ("GILTI") as a current-period expense when incurred or (ii) factor such amounts into a company's measurement of its deferred taxes. We have elected to account for GILTI as a period cost.

At December 28, 2024, we had federal, state and foreign net operating loss carryforwards of approximately $140.3 million, $127.8 million and $1.8 million, respectively, that expire in various tax years beginning in 2025 through 2043 or have no expiration date. We also have federal and state tax credit carryforwards at December 28, 2024 of approximately $3.0 million and $35.4 million, respectively, certain of which expire in various tax years beginning in 2025 through 2043, or have no expiration date. The federal and state loss and credit carryforwards are subject to annual limitations under Sections 382 and 383 of the Internal Revenue Code and applicable state tax laws. We analyzed and determined that there were no ownership changes during the three-year period ending December 28, 2024. We will continue to assess the realizability of these carryforwards in subsequent periods. Future changes in the ownership of Cohu could further limit the utilization of these carryforwards.

We have certain tax holidays with respect to our operations in Malaysia and the Philippines. These holidays require compliance with certain conditions and expire at various dates through 2038. The impact of these holidays was an increase in net income of approximately $1.0 million or $0.02 per share in 2024, $3.8 million or $0.08 per share in fiscal 2023 and $4.5 million, or $0.09 per share in fiscal 2022.

A reconciliation of our gross unrecognized tax benefits, excluding accrued interest and penalties, is as follows:

(in thousands)		2024		2023		2022
Balance at beginning of year	$	35,900	$	33,368	$	33,391
Additions for tax positions of current year		858		899		910
Additions/(Reductions) for tax positions of prior years		(788)		1,802		(428)
Reductions due to lapse of the statute of limitations		(2,089)		(295)		(354)
Foreign exchange rate impact		(116)		126		(151)
Balance at end of year	$	33,765	$	35,900	$	33,368

If the unrecognized tax benefits at December 28, 2024 are ultimately recognized, excluding the impact of U.S. tax benefits netted against deferred taxes that are subject to a valuation allowance, approximately $5.2 million ($7.5 million at December 30, 2023 and $5.8 million at December 31, 2022) would result in a reduction in our income tax expense and effective tax rate. It is reasonably possible that unrecognized tax benefits related to transfer pricing and foreign withholding tax will decrease by up to $0.2 million within the next 12 months.

COHU, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We recognize interest and penalties related to unrecognized tax benefits in income tax expense. Cohu had approximately $0.5 million and $0.7 million accrued for the payment of interest and penalties at December 28, 2024, and December 30, 2023, respectively. Interest expense, net of accrued interest reversed, was $(0.2) million in 2024 and $(0.1) million in 2023 and 2022.

Our U.S. federal income tax returns for fiscal 2008 and for years after fiscal 2020 remain open to examination, subject to the statute of limitations. Our U.S. state income tax returns for years after fiscal 2019 remain open to examination, subject to the statute of limitations. Net operating loss and credit carryforwards arising prior to these years are also open to examination if and when utilized. The statute of limitations for the assessment and collection of income taxes related to our foreign tax returns varies by country. In the foreign countries where we have significant operations these time periods generally range from four to ten years after the year for which the tax return is due or the tax is assessed.

We conduct business globally and as a result, Cohu or one or more of its subsidiaries files income tax returns in the U.S. and various state and foreign jurisdictions. In the normal course of business, we are subject to examinations by taxing authorities throughout the world and are currently under examination in Germany, Singapore, Philippines and the United States. We believe our financial statement accruals for income taxes are appropriate.

Tax positions have been reflected in the consolidated financial statements in accordance ASC Topic 740, *Income Taxes*, ("ASC 740"), Income Taxes. Such tax positions are, based solely on their technical merits, more likely than not to be sustained upon examination by taxing authorities and reflect the largest amount of benefit, determined on a cumulative probability basis, that is more likely than not to be realized upon settlement with the applicable taxing authority with full knowledge of all relevant information. We have both intent and ability to initiate a claim pursuant to the competent authority (e.g., Mutual Agreement Procedure) for reasonable and prudent situations such as, for example, when the resulting tax benefit exceeds the costs involved to obtain such tax benefit, and the success of prevailing upon pursuing the competent authority is more likely than not achievable.

COHU, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. Segment and Geographic Information

We applied the provisions of ASC 280, which sets forth a management approach to segment reporting and establishes requirements to report selected segment information quarterly and to report annually entity-wide disclosures about products, major customers and the geographies in which the entity holds material assets and reports revenue. An operating segment is defined as a component that engages in business activities whose operating results are reviewed by the CODM, which is our Chief Executive Officer, Luis A. Müller and for which discrete financial information is available. We have determined that our three identified operating segments are: THG, STG and ISG. Our THG, STG and ISG operating segments qualify for aggregation under ASC 280 due to similarities in their customers, their economic characteristics, and the nature of products and services provided. As a result, we report in one segment, Semiconductor Test & Inspection, which derives revenue from the design and manufacture of equipment and components used in the testing of semiconductors.

The CODM assesses performance of the Semiconductor Test & Inspection segment and decides how to allocate resources based on income (loss) before taxes. The table below summarizes selected financial information for our single reportable segment.

(in thousands)		2024		2023		2022
Net sales	$	401,779	$	636,322	$	812,775
Cost and expenses:						
Cost of sales		220,436		332,609		428,803
Research and development		81,231		85,178		89,489
Selling		51,584		61,056		60,006
General and administrative		60,328		58,196		60,212
Amortization of purchased intangible assets		39,087		36,355		33,185
Stock-based compensation		20,740		17,237		14,918
Other segment items [1]		(6,681)		(125)		(553)
Income (loss) before taxes	$	(64,946)	$	45,816	$	126,715

(1) Other segment items include restructuring charges as well as miscellaneous non-operating items.

83

COHU, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During the last three years, the following customers comprised 10% or greater of our consolidated net sales:

	2024	2023	2022
STMicroelectronics	*	12.0%	*

* Less than 10% of consolidated net sales.

Net sales to customers, attributed to countries based on product shipment destination, were as follows:

(in thousands)	2024	2023	2022
China	$ 59,491	$ 92,408	$ 146,227
United States	56,663	76,995	79,093
Malaysia	54,016	100,949	99,508
Philippines	51,310	92,529	111,647
Singapore	40,827	53,518	67,019
Rest of the world	139,472	219,923	309,281
Total, net	$ 401,779	$ 636,322	$ 812,775

COHU, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The measure of segment assets is reported on the consolidated balance sheets as total consolidated assets. Geographic location of our property, plant and equipment and other long-lived assets was as follows:

(in thousands)		2024		2023
Property, plant and equipment:				
Philippines	$	23,072	$	22,501
Germany		15,705		15,843
Malaysia		15,264		4,700
United States		13,601		16,093
Japan		6,051		7,810
Rest of the world		1,093		2,138
Total, net	$	74,786	$	69,085
Goodwill and other intangible assets:				
Germany	$	128,513	$	149,592
United States		92,251		111,660
Malaysia		61,252		63,249
Singapore		56,276		60,875
Rest of the world		7,064		8,052
Total, net	$	345,356	$	393,428

12. Leases

We lease certain of our facilities, equipment and vehicles under non-cancelable operating and finance leases. Leases with initial terms with 12 months or less are not recorded in the consolidated balance sheet, but we recognized those lease payments in the consolidated statements of operations on a straight-line basis over the lease term. Lease and non-lease components are included in the calculation of the right of use asset ("ROU") asset and lease liabilities.

Our leases have remaining lease terms ranging from 1 year to 33 years, some of which include one or more options to extend the lease for up to 25 years. Our lease term includes renewal terms when we are reasonably certain that we will exercise the renewal options. We sublease certain leased assets to third parties, mainly as a result of unused space in our facilities.

85

COHU, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Supplemental balance sheet information related to leases was as follows:

(in thousands)	Classification		December 28, 2024		December 30, 2023
Assets:					
Operating lease assets	Operating lease right-of-use assets	$	13,908	$	16,778
Finance lease assets	Property, plant and equipment, net (1)		9,676		247
Total lease assets		$	23,584	$	17,025
Liabilities:					
Current:					
Operating	Other accrued liabilities	$	5,296	$	5,122
Finance	Other accrued liabilities		8,418		11
Noncurrent:					
Operating	Long-term lease liabilities		9,890		13,160
Finance	Long-term lease liabilities		3		15
Total lease liabilities		$	23,607	$	18,308
Weighted-average remaining lease term (years):					
Operating leases			5.2		5.5
Finance leases			-		2.1
Weighted-average discount rate:					
Operating leases			6.4%		6.4%
Finance leases			2.8%		4.0%

(1)   Finance lease assets are recorded net of accumulated amortization of $0.4 million and $0.3 million in fiscal 2024 and 2023, respectively. During the first quarter of fiscal 2024, we executed an agreement to purchase our leased facility in Malaysia for MYR 41.8 million, with the expectation that the title would transfer during fiscal 2024. We treated this transaction as a lease modification, and changed the classification to a finance lease, reducing our operating lease assets and liabilities by $0.4 million and increasing our finance lease assets and current lease liabilities by $8.8 million and $7.9 million, respectively. Due to a seller-imposed delay during the third quarter of fiscal 2024, the purchase date was delayed until fiscal 2025, triggering a modification of the finance lease resulting in the asset increasing to $9.5 million. At December 28, 2024, the finance lease liability decreased to $8.4 million, as a result of fluctuations in foreign currency exchange rates. On December 30, 2024, we completed the purchase of our leased facility in Melaka Malaysia.

The components of lease expense were as follows:

(in thousands)		December 28, 2024		December 30, 2023		December 31, 2022
Operating leases	$	6,247	$	6,691	$	6,698
Variable lease expense		2,542		2,389		2,220
Short-term operating leases		4		16		4
Finance leases:						
Amortization of leased assets		66		90		88
Interest on lease liabilities		269		1		1
Sublease income		(4)		(29)		(69)
Net lease cost	$	9,124	$	9,158	$	8,942

COHU, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Future minimum lease payments at December 28, 2024, are as follows:

(in thousands)	Operating leases		Finance leases		Total	
2025	$	6,064	$	8,425	$	14,489
2026		3,447		3		3,450
2027		1,720		-		1,720
2028		1,314		-		1,314
2029		1,332		-		1,332
Thereafter		4,431		-		4,431
Total lease payments		18,308		8,428		26,736
Less: Interest		(3,122)		(7)		(3,129)
Present value of lease liabilities	$	15,186	$	8,421	$	23,607

Supplemental cash flow information related to leases was as follows:

(in thousands)	December 28, 2024		December 30, 2023		December 31, 2022	
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash flows from operating leases	$	6,448	$	6,756	$	6,716
Operating cash flows from finance leases	$	263	$	1	$	1
Financing cash flows from finance leases	$	24	$	52	$	167
Leased assets obtained in exchange for new finance lease liabilities	$	9,543	$	-	$	-
Leased assets obtained in exchange for new operating lease liabilities	$	2,987	$	1,415	$	2,874
Financing lease assets acquired in MCT acquisition	$	-	$	19	$	-
Operating lease assets acquired in MCT acquisition	$	-	$	130	$	-

13. Commitments and Contingencies

From time to time we are involved in various legal proceedings, examinations by various tax authorities and claims that have arisen in the ordinary course of our business. The outcome of any litigation is inherently uncertain. While there can be no assurance, we do not believe at the present time that the resolution of these matters will have a material adverse effect on our assets, financial position or results of operations.

14. Guarantees

Accrued Warranty

Changes in accrued warranty during the three-year period ended December 28, 2024, was as follows:

(in thousands)	2024		2023		2022	
Beginning balance	$	5,017	$	6,214	$	7,691
Warranty accruals		3,480		6,555		8,897
Warranty payments		(5,404)		(7,862)		(10,374)
Warranty liability transferred		-		110		-
Ending balance	$	3,093	$	5,017	$	6,214

Accrued warranty amounts expected to be incurred after one year are included in noncurrent other accrued liabilities in the consolidated balance sheet. These amounts totaled $0.1 million and $0.4 million at December 28, 2024 and December 30, 2023, respectively.

87

COHU, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. Accumulated Other Comprehensive Income (Loss)

Components of other comprehensive income (loss), on an after-tax basis, were as follows:

(in thousands)	Before Tax amount		Tax (Expense) Benefit		Net of Tax Amount	
Year ended December 31, 2022						
Foreign currency translation adjustments	$	(17,991)	$	41	$	(17,950)
Adjustments related to postretirement benefits		6,690		(796)		5,894
Change in unrealized gain/loss on investments		(694)		-		(694)
Other comprehensive loss	$	(11,995)	$	(755)	$	(12,750)
Year ended December 30, 2023						
Foreign currency translation adjustments	$	6,256	$	559	$	6,815
Adjustments related to postretirement benefits		(2,800)		425		(2,375)
Change in unrealized gain/loss on investments		793		-		793
Other comprehensive loss	$	4,249	$	984	$	5,233
Year ended December 28, 2024						
Foreign currency translation adjustments	$	(16,540)	$	(299)	$	(16,839)
Adjustments related to postretirement benefits		615		(97)		518
Change in unrealized gain/loss on investments		(55)		-		(55)
Other comprehensive income	$	(15,980)	$	(396)	$	(16,376)

Components of accumulated other comprehensive income (loss), net of tax, at the end of each period are as follows:

(in thousands)		2024		2023
Accumulated net currency translation adjustments [1]	$	(56,332)	$	(39,493)
Accumulated net adjustments related to postretirement benefits		5,174		4,656
Accumulated net unrealized gain/loss on investments		3		58
Total accumulated other comprehensive loss	$	(51,155)	$	(34,779)

(1)   Includes a gain of $1.0 million from the settlement of net investment hedges in fiscal 2024.

16. Related Party Transactions

At December 28, 2024, certain of our cash and short-term investments were held and managed by BlackRock, Inc. which owns 16.0% of our outstanding common stock as reported in its Form 13-G/A filing made with the Securities and Exchange Commission on January 22, 2024.

We have an ownership interest in Fraes-und Technologiezentrum GmbH Frasdorf ("FTZ"), a company based in Germany that provides milling services to our wholly owned subsidiaries. This investment was accounted for under the equity method and was not material to our consolidated balance sheet in fiscal 2023. In fiscal 2024, due to the current business conditions we impaired the full value of our investment in FTZ and recorded a charge $0.9 million in SG&A. During fiscal 2024, 2023 and 2022, purchases of products from FTZ were not material.

17. Subsequent Events

Purchase of Leased Facility in Malaysia

On December 30, 2024, we completed the purchase of our leased facility in Melaka Malaysia. The purchase price of the facility was MYR 41.8 million of which a 10% deposit was paid at initiation of the purchase agreement in January 2024 and the remaining portion MYR 37.6 million was paid upon completion of the transaction on December 30, 2024. The transaction was financed with cash on hand as well as proceeds from our Malaysian subsidiary's new revolving credit facility. The revolving line of credit provides up to MYR 40 million, bears interest at 4.24% and renews every month. The transaction is a fiscal 2025 event and will result in a reduction in our finance lease assets and current lease liabilities of $9.5 million and $8.4 million, respectively.

Acquisition of Tignis, Inc.

On January 7, 2025, we completed the acquisition of Tignis, Inc. ("Tignis"), a provider of artificial intelligence (AI) process control and analytics-based monitoring software. The acquisition was not material to our consolidated financial statements. The preliminary cash purchase price was $35.1 million, exclusive of a potential $5.0 million earnout based on achieving certain revenue and expense targets through the period ending December 31, 2025, and is subject to a working capital adjustment and was funded by cash on hand. This strategic acquisition enables us to expand our analytics offerings to the semiconductor process control market targeted by Tignis' PAICe Monitor and PAICe Maker solutions. Tignis is also expected to deepen Cohu's expertise in data science while adding advanced analytics to our DI-Core software.

2025 Strategic Restructuring

On February 19, 2025, we approved and began executing a strategic restructuring program designed to reposition our organization and improve our cost structure ("2025 Restructuring Program"). As part of the 2025 Restructuring Program we plan on consolidating certain operations that are currently based in La Chaux-de-Fonds, Switzerland, and in Kolbermoor, Germany, respectively, into other lower cost locations owned by the Company. As part of the 2025 Restructuring Program, we also anticipate making headcount reductions in the U.S. and throughout Asia. Relating to the operations consolidation actions, we notified certain impacted employees of the corresponding reduction in force program at those locations which will require negotiation with the microtechnology and Swiss watch trade union and the German labor organization which represent certain of the employees at their respective locations. The 2025 Restructuring Program will reduce headcount, enable us to optimize the facilities of our operations, as well as transition certain manufacturing to other lower cost regions. The 2025 Restructuring Program is being implemented as part of a comprehensive review of our operations with the goal of reducing costs during the extended downturn in the semiconductor test and inspection equipment industry.

As a result of the activities described above, we expect to recognize total pretax charges, consisting primarily of severance and other termination benefits, to be in the range of $6.1 million to $7.2 million, that are within the scope of ASC 420 and will be paid predominantly in cash. We anticipate that these charges will be recognized throughout fiscal 2025 and all costs will be incurred by our Semiconductor Test & Inspection segment.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Cohu, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cohu, Inc. (the Company) as of December 28, 2024 and December 30, 2023, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended December 28, 2024, and the related notes and financial statement schedule listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 28, 2024 and December 30, 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 28, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 28, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 20, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of inventories

Description of the Matter	As of December 28, 2024, the Company's consolidated inventories balance was $141.9 million. As described in Note 1 to the consolidated financial statements, the Company values its inventories at lower of cost, determined on a first-in, first-out basis, or net realizable value. Obsolete inventory or inventory in excess of management's estimated usage requirement is written down to its estimated net realizable value.
	Auditing management's estimates for excess and obsolete inventory involved subjective auditor judgment because the estimates rely on a number of factors that are affected by market and economic conditions outside the Company's control. In particular, the excess and obsolete inventory calculations are sensitive to the determination of expected future product demand.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the Company's excess and obsolete inventory valuation process, including management's assessment of the expected future product demand and data underlying the excess and obsolete inventory valuation.
	To test the valuation of inventories, our audit procedures included, among others, evaluating expected future product demand and testing the completeness and accuracy of the underlying data used by management in the analysis of excess and obsolete inventory. We evaluated adjustments to inventory reserves for specific product expectations, compared the balance of on-hand inventories to demand assumptions, and assessed the historical accuracy of management's estimates by comparing prior period forecasted demand to actual consumption.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1956.

San Diego, California
February 20, 2025

Index to Exhibits

15. (b)   The following exhibits are filed as part of, or incorporated into, the 2024 Cohu, Inc. Annual Report on Form 10-K:

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation of Cohu, Inc. incorporated herein by reference to Exhibit 3.1 from the Cohu, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on June 6, 2024
3.2	Amended and Restated Bylaws of Cohu, Inc. incorporated herein by reference to Exhibit 3.1 from the Cohu, Inc. Form 8-K filed with the Securities and Exchange Commission on May 12, 2023
4.1	Description of Capital Stock incorporated herein by reference to Exhibit 4.1 from the Cohu, Inc. Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 17, 2023
10.1	Credit and Guaranty Agreement dated as of October 1, 2018, by and among Cohu, Inc., Certain Subsidiaries of Cohu, Inc. and Deutsche Bank AG New York Branch, incorporated herein by reference to Exhibit 10.1 from the Cohu, Inc. Form 10-Q filed with the Securities and Exchange Commission on November 7, 2018
10.2	Pledge and Security Agreement dated as of October 1, 2018, by and among Cohu, Inc., Certain Subsidiaries of Cohu, Inc. and Deutsche Bank AG New York Branch, incorporated herein by reference to Exhibit 10.2 from the Cohu, Inc. Form 10-Q filed with the Securities and Exchange Commission on November 7, 2018
10.3	Cohu, Inc. 2005 Equity Incentive Plan, as amended May 10, 2023, incorporated herein by reference to Appendix B from the Cohu, Inc. Form DEF 14A filed with the Securities and Exchange Commission on March 28, 2023*
10.4	Cohu, Inc. 1997 Employee Stock Purchase Plan, as amended May 10, 2023, incorporated herein by reference to Appendix C from the Cohu, Inc. Form DEF 14A filed with the Securities and Exchange Commission on March 28, 2023*
10.5	Cohu, Inc. Deferred Compensation Plan (as amended and restated) incorporated herein by reference to Exhibit 10.1 from the Cohu, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on December 29, 2008*
10.6	Form of executive employee restricted stock unit agreement for use with restricted stock units granted pursuant to the Cohu, Inc. 2005 Equity Incentive Plan incorporated herein by reference to Exhibit 10.1 from the Cohu, Inc. Form 10-Q filed with the Securities and Exchange Commission on May 5, 2023*
10.7	Form of non-employee director restricted stock unit agreement for use with restricted stock units granted pursuant to the Cohu, Inc. 2005 Equity Incentive Plan incorporated herein by reference to Exhibit 10.2 from the Cohu, Inc. Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 4, 2015*
10.8	Form of non-employee director restricted stock unit deferral election form for use with restricted stock units granted pursuant to the Cohu, Inc. 2005 Equity Incentive Plan incorporated herein by reference to Exhibit 10.3 from the Cohu, Inc. Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 4, 2015*

10.9	Non-employee director fee deferral election form incorporated herein by reference to Exhibit 10.4 from the Cohu, Inc. Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 4, 2015*
10.10	Form of deferred stock agreement for shares granted pursuant to the Cohu, Inc. 2005 Equity Incentive Plan incorporated herein by reference to Exhibit 10.5 from the Cohu, Inc. Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 4, 2015*
10.11	Form of stock option agreement for use with stock options granted pursuant to the Cohu, Inc. 2005 Equity Incentive Plan incorporated herein by reference to Exhibit 10.6 from the Cohu, Inc. Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 4, 2015*
10.12	Form of Indemnification Agreement, incorporated herein by reference to Exhibit 10.1 from the Cohu, Inc. Current Report on Form 8-K filed December 13, 2018*
10.13	Cohu, Inc. Retiree Health Benefits Agreement (as amended) incorporated herein by reference to Exhibit 10.2 from the Cohu, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on December 29, 2008*
10.14	Lease agreement dated December 4, 2015 by and between CT Crosthwaite I, LLC and Cohu, Inc. incorporated herein by reference to Exhibit 10.14 from the Cohu, Inc. Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 23, 2016
10.15	Severance Agreement, dated September 8, 2020, between the Company and Christopher G. Bohrson incorporated herein by reference to Exhibit 10.1 from the Cohu, Inc. Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2020 *
10.16	Severance Agreement, dated September 8, 2020, between the Company and Jeffrey D. Jones incorporated herein by reference to Exhibit 10.2 from the Cohu, Inc. Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2020 *
10.17	Severance Agreement, dated September 8, 2020, between the Company and Thomas D. Kampfer incorporated herein by reference to Exhibit 10.3 from the Cohu, Inc. Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2020 *
10.18	Severance Agreement, dated September 8, 2020, between the Company and Luis A. Müller incorporated herein by reference to Exhibit 10.4 from the Cohu, Inc. Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2020 *
10.19	Change in Control Agreement, dated September 8, 2020, between the Company and Christopher G. Bohrson incorporated herein by reference to Exhibit 10.5 from the Cohu, Inc. Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2020 *
10.20	Change in Control Agreement, dated September 8, 2020, between the Company and Jeffrey D. Jones incorporated herein by reference to Exhibit 10.6 from the Cohu, Inc. Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2020 *
10.21	Change in Control Agreement, dated September 8, 2020, between the Company and Thomas D. Kampfer incorporated herein by reference to Exhibit 10.7 from the Cohu, Inc. Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2020 *
10.22	Change in Control Agreement, dated September 8, 2020, between the Company and Luis A. Müller incorporated herein by reference to Exhibit 10.8 from the Cohu, Inc. Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2020 *

10.23	First Amendment to Credit and Guaranty Agreement, dated as of June 16, 2023, between Cohu, Inc. and Deutsche Bank AG New York Branch, as administrative agent incorporated herein by reference to Exhibit 10.1 from the Cohu, Inc. Form 8-K filed with the Securities and Exchange Commission on June 23, 2023
19	Cohu, Inc. Insider Trading Policy
21	Subsidiaries of Cohu, Inc.
23	Consent of Independent Registered Public Accounting Firm
31.1	Certification pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002 for Luis A. Müller
31.2	Certification pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002 for Jeffrey D. Jones
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Luis A. Müller
32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Jeffrey D. Jones
97	Cohu, Inc. Policy for Recovery of Erroneously Awarded Incentive Compensation
101.INS	Inline XBRL Instance Document (the Instance Document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Management contract or compensatory plan or arrangement

Item 16. Form 10-K Summary.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COHU, INC.

Date: February 20, 2025

By: /s/ Luis A. Müller
      Luis A. Müller
      President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ James A. Donahue James A. Donahue	Chairperson of the Board, Director	February 20, 2025
/s/ Luis A. Müller Luis A. Müller	President and Chief Executive Officer, Director (Principal Executive Officer)	February 20, 2025
/s/ Jeffrey D. Jones Jeffrey D. Jones	Senior Vice President, Finance and CFO (Principal Financial and Accounting Officer)	February 20, 2025
/s/ William E. Bendush William E. Bendush	Director	February 20, 2025
/s/ Steven J. Bilodeau Steven J. Bilodeau	Director	February 20, 2025
/s/ Andrew M. Caggia Andrew M. Caggia	Director	February 20, 2025
/s/ Yon Y. Jorden Yon Y. Jorden	Director	February 20, 2025
/s/ Andreas W. Mattes Andreas W. Mattes	Director	February 20, 2025
/s/ Karen M. Rapp Karen M. Rapp	Director	February 20, 2025
/s/ Nina L. Richardson Nina L. Richardson	Director	February 20, 2025

COHU, INC.
SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

Description	Balance at Beginning of Year		Additions (Reductions) Not Charged to Expense	(1)	Additions Charged to Expense		Deductions/ Write-offs		Balance at End of Year
Allowance for doubtful accounts:									
Year ended December 31, 2022	$	290	$	(8)	$	122	$	205	$	199
Year ended December 30, 2023	$	199	$	5	$	140	$	4	$	340
Year ended December 28, 2024	$	340	$	(14)	$	15	$	151	$	190
Reserve for excess and obsolete inventories:									
Year ended December 31, 2022	$	23,012	$	698	$	7,179	$	4,018	$	26,871
Year ended December 30, 2023	$	26,871	$	648	$	4,540	$	11,641	$	20,418
Year ended December 28, 2024	$	20,418	$	6,203	$	5,442	$	3,886	$	28,177

(1) Changes in reserve balances resulting from foreign currency impact and reclassifications from other reserves.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934
(Amendment No.)

Filed by the Registrant ☑   Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement

☐ **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**

☑ Definitive Proxy Statement

☐ Definitive Additional Materials

☐ Soliciting Material Pursuant to Section 240.14a-11(c) or Section 240.14a-12

COHU, INC.

(Name of registrant as specified in its charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☑ No fee required.

☐ Fee paid previously with preliminary materials

☐ Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11



Notice of Annual Meeting and Proxy Statement
2025

We deliver leading-edge solutions to
enable a smarter, safer,
and more connected future

Cohu

Table of Contents

This page is intentionally left blank.

Table of Contents



April 2, 2025

Dear Cohu Stockholders,

We cordially invite you to attend the Cohu, Inc. 2025 Annual Meeting of Stockholders (the "Meeting" or "annual meeting"). The Meeting will be held on Friday, May 16, 2025, at 1:00 p.m. Pacific Time. The Meeting will be a completely "virtual meeting" of stockholders. You will be able to attend the Meeting as well as vote and submit your questions during the live webcast of the Meeting by visiting www.virtualshareholdermeeting.com/COHU2025 and entering the 16-digit control number included in our notice of Internet availability of the proxy materials, on your proxy card or in the instructions that accompanied your proxy materials.

At this year's Meeting, stockholders will be asked to elect the three (3) Class 3 nominees named in the attached proxy statement as directors each for a three-year term; to cast an advisory vote to approve our named executive officer compensation, or "Say-on-Pay;" and to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal year 2025. The Board of Directors unanimously recommends that you vote in favor of each director nominee, and for each of the other proposals.

Please refer to the proxy statement for detailed information about the Meeting, each director nominee, and each of the proposals, as well as voting instructions. Your vote is important, and we strongly urge you to cast your vote as soon as possible by internet, telephone, or mail, even if you plan to attend the Meeting.

Sincerely yours,

Emily R. Lough
Secretary

Notice of 2025 Annual Meeting of Stockholders



12367 Crosthwaite Circle, Poway, CA 92064 | Telephone: +1-858-848-8000

Category	Details
Date and Time	Friday, May 16, 2025, 1:00 p.m. Pacific Time
Place	Meeting will be held virtually
Record Date	Only stockholders of record at the close of business on March 21, 2025, the "Record Date," are entitled to notice of, and to vote at, the annual meeting

Proxy and Annual Report Materials

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2025 ANNUAL MEETING OF STOCKHOLDERS TO BE HELD MAY 16, 2025

Our notice of 2025 Annual Meeting of Stockholders, proxy statement, and annual report to stockholders are available at http://materials.proxyvote.com/192576 and on Cohu's website at www.cohu.com.

Elect Electronic Delivery

Save Time, Money & Trees
As part of our efforts to be an environmentally responsible corporate citizen, we encourage Cohu stockholders to voluntarily elect to receive future proxy and annual report materials electronically.

- If you are a registered stockholder, please visit www.proxyvote.com for instructions.
- If you are a stockholder who owns stock through a broker or brokerage account, please opt for e-delivery at www.proxyvote.com or by contacting your nominee.

Date of Distribution

This notice, the notice of internet availability of proxy materials, proxy statement and proxy card are first being made available and/or mailed to our stockholders on or about April 2, 2025.

#	Proposal	Our Board's Recommendation
1	Election of three (3) Class 3 directors, for a term of three years each	√ **FOR each Director Nominee**
2	Advisory vote to approve our Named Executive Officer compensation, or "Say-on-Pay"	√ **FOR**
3	Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal year 2025	√ **FOR**
	Transaction of other business as may properly come before the annual meeting (including any adjournment or postponement thereof)	

Voting

Please vote as soon as possible, even if you plan to attend the annual meeting, on all of the voting matters. You have three options for submitting your vote before the annual meeting:



By internet



By phone



By mail

The proxy statement and the accompanying proxy card provide detailed voting instructions.

IT IS IMPORTANT THAT YOU VOTE to play a part in the future of the Company. Please carefully review the proxy materials for the 2025 Annual Meeting of Stockholders.

By Order of the Board of Directors,

Emily R. Lough
Secretary

Proxy Statement for 2025 Annual Meeting of Stockholders

TABLE OF CONTENTS

Proxy Statement Summary

To assist you in reviewing the proposals to be acted upon at the annual meeting, we call your attention to the following summarized information about Cohu, the proposals and voting recommendations, our directors, highlights of the directors' key qualifications, skills and experiences, board composition, corporate governance, executive compensation, and corporate sustainability matters. For more information about these topics, please review the complete proxy statement before voting. We also encourage you to read our latest annual report on Form 10-K, which is available at www.cohu.com and our latest corporate sustainability report, which is available at https://www.cohu.com/company-corporate-sustainability. The content of any website or report referred to in this proxy statement is not a part of nor incorporated by reference in this proxy statement unless expressly noted.

We use the terms "Cohu," the "Company," "we," "our," and "us" in this proxy statement to refer to Cohu, Inc., a Delaware corporation. We also use the term "Board" to refer to the Company's Board of Directors.

This proxy statement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include any statements that are not statements of historical fact, including statements regarding our sustainability plans and goals. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from the expectations expressed, including the risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission ("SEC"), and specifically the Risk Factors described in our annual report on Form 10-K and our other filings with the SEC. You should not place undue reliance on forward-looking statements. We undertake no obligation to update any forward-looking statements.

About Cohu

Cohu is a leading supplier of semiconductor test automation and inspection equipment, micro-electromechanical system (MEMS) test modules, test contactors, thermal sub-systems and semiconductor automated test equipment used by global semiconductor manufacturers and their test subcontractors. Our differentiated and broad product portfolio enables optimized yield and productivity, accelerating customers' manufacturing time-to-market.

    

Test Automation **Inspection & Metrology** **Semiconductor Testers** **Interface Solutions** **Data Analytics**



Cohu at a Glance


1947
Founded


Poway, CA
Headquarters


3,000+
Employees
(Worldwide)


24,800+
Equipment
Installed Base


21%
R&D % of Sales (1)

**Global Technology and Market Leader in $3.4 billion (2)
Semiconductor Equipment Markets**



Cohu, Inc. Headquarters, Poway, California

(1) For fiscal year 2024.
(2) Estimated Cohu Serviceable Addressable Market (SAM), based on 2024 company estimates.

Fiscal Year 2024 Financial Highlights

Sales of $401.8 million despite challenging market conditions

Full year 2024 gross margin of 44.9%; non-GAAP gross margin of 45.0%

$401.8M
Revenue
$262.1M
Cash & Investments [1]



$(1.49)
GAAP
Loss per
Diluted Share
(EPS)



44.9%
GAAP
Gross Margin

5%
9-year sales growth CAGR



$(0.23)
Non-GAAP
EPS [2]

45.0%
Non-GAAP
Gross Margin [2]

(1) As of December 28, 2024
(2) See Appendix A for GAAP to non-GAAP reconciliations

Proposals and Voting Recommendations

Voting Matters	Board Vote Recommendation
Proposal No. 1: Election of Three Class 3 Directors	√ **FOR each Nominee**
Proposal No. 2: Advisory vote to approve our Named Executive Officer Compensation, or "Say-on-Pay"	√ **FOR**
Proposal No. 3: Ratification of the Appointment of Ernst & Young LLP as our Independent Registered Public Accounting Firm for Fiscal Year 2025	√ **FOR**
Transaction of other business as may properly come before the annual meeting (including any adjournment or postponement thereof)	

3

Summary Information Regarding Our Directors

You are being asked to vote on the election of three (3) Class 3 director nominees. The following table provides summary information about each nominee as well as the remaining directors that are not standing for election at the 2025 annual meeting.

More detailed biographical information is contained in the "Proposal No. 1: Election of Directors" section below.

Name	Age	Since	Independent (1)	Class and When Term Expires	AC	CC	NGC	Other Current Public Boards
Steven J. Bilodeau	66	2009	Yes	3 -- 2025		C	M	
James A. Donahue	76	1999	No	3 -- 2025				
Andreas W. Mattes	63	2022	Yes	3 -- 2025		M		ams-OSRAM AG
Other Directors Not Standing for Election in 2025								
William E. Bendush	76	2011	Yes	1 -- 2026	C+		M	
Andrew M. Caggia	76	2014	Yes	2 -- 2024			C	
Yon Y. Jorden	70	2021	Yes	2 -- 2024	M+		M	Alignment Healthcare, Inc.
Luis A. Müller	55	2014	No	2 -- 2024				Celestica Inc.
Karen M. Rapp	57	2024	Yes	1 -- 2026	M+			Microchip Technology Incorporated, Plexus Corp.
Nina L. Richardson	66	2019	Yes	1 -- 2026			M	Resideo Technologies, Inc., Silicon Laboratories Inc.

(1)   Independence is determined annually by the board of directors in accordance with the Company's corporate governance guidelines and Nasdaq rules.

AC - Audit Committee
CC - Compensation Committee
NGC - Nominating and Governance Committee

C - Chair
M - Member
+ - Also qualifies as an audit committee financial expert (as determined based on SEC rules)

Director Key Requirements, Skills and Experience Highlights

The following matrix provides information regarding the members of our Board, including certain types of knowledge, skills, experiences and attributes possessed by one or more of our directors which our Board believes are relevant to our business.

The matrix does not encompass all of the knowledge, skills, experiences or attributes of our directors, and the fact that a particular knowledge, skill, experience or attribute is not listed does not mean that a director does not possess it. In addition, the absence of a particular knowledge, skill, experience or attribute with respect to any of our directors does not mean the director in question is unable to contribute to the decision-making process in that area. The type and degree of knowledge, skill and experience listed below may vary among the members of the Board.

4

Key Qualifications, Skills and Experiences of our Directors	Bendush	Bilodeau	Caggia	Donahue	Jorden	Mattes	Müller	Rapp	Richardson
Industry Knowledge – Knowledge of and experience with our semiconductor equipment and broader semiconductor markets	√	√	√	√	√	√	√	√	√
Public Company Board Experience – Experience as current or former member of other public company boards in technology industries; experience with board governance requirements and practices	√	√	√	√	√	√	√	√	√
Leadership Experience – Experience as a current or former chief executive officer ("CEO"), president, chief financial officer ("CFO"), chief operating officer and/or general manager of a significant business	√	√	√	√	√	√	√	√	√
Customer/Deep Technology Knowledge – Deep knowledge and understanding of semiconductor equipment technologies, including an understanding of our customers' markets and needs		√		√			√	√	
Global Business Experience – Experience as a current or former business executive of a business with significant global operations and customer base	√	√	√	√	√	√	√	√	√
Finance and Accounting – Experience as current or former public company executive directly responsible for accounting operations and financial reporting with a level of complexity comparable to the Company	√		√	√	√			√	
Operations – Experience as a current or former senior executive in operational roles, with complex global operations and supply chain		√		√		√	√	√	√
Human Capital Management Experience – Experience serving as a member of the compensation committee of a public company, head of human resources, or as direct manager of the head of human resources, or other experience in setting HCM policies in large organizations, including recruiting, retention, compensation, organizational planning and leadership development	√	√		√	√	√	√	√	√
Mergers and Acquisitions ("M&A") Experience – M&A and integration experience (including buy- and sell-side) as a public company officer	√	√	√	√	√	√	√	√	√
Risk Management Experience – Experience serving as a member of the audit committee of a public company, or directly overseeing enterprise risk management or business continuity planning in a large organization, or other experience in managing risk at the enterprise level or in a senior compliance or regulatory role	√	√	√	√	√	√	√	√	√

Additional Qualifications and Information									
Tenure on Cohu Board (years) [1]	14	16	11	26	4	3	11	1	6
Other Current Public Company Boards [2]					1	1	1	2	2

(1) Measured as of 2025 annual meeting.
(2) As of April 2, 2025.

Corporate Governance Highlights

Board and Other Governance Information	As of April 2, 2025
Size of Board	9
Number of Independent Directors	7
Number of Directors Who Attended ≥ 75% of Meetings	9 [(1)]
Limitations on Other Public Board and Committee Memberships	Yes
Hedging and Pledging Prohibited	Yes
Voting Standard of Election of Directors	Majority
Plurality Voting Carveout for Contested Elections	Yes
Separate Chair and CEO	Yes
Lead Independent Director	Yes
Independent Directors Meet Without Management Present	Yes
Annual Board and Committee Self-Evaluations	Yes
Annual Independent Director Evaluation of CEO	Yes
Risk Oversight by Full Board and Committees	Yes
Commitment to Board Diversity	Yes
Significant Board Engagement - 30 Board and Committee meetings held in 2024	Yes
Code of Ethics Applicable to Directors	Yes
Stockholder Engagement Program - Conducted 232 investor and prospective investor meetings in 2024	Yes
Poison Pill	No
Board Oversight of Sustainability	Yes
Publication of Annual Sustainability Report on Our Website	Yes
Board Oversight of Cybersecurity Risks	Yes

(1) During the period for which they were directors or committee members.

Shareholder Outreach

The Company regularly engages with its shareholders primarily covering topics such as financial performance, strategy, and market assessment. Our shareholder engagements take place in a combination of forms, including investor conferences, dedicated in-person or virtual meetings and phone calls. Cohu management routinely reports to the Board and specific Board committees on the substance and nature of its shareholder discussions.

Increasingly, topics such as compensation matters, human capital management, corporate governance and other Environmental, Social and Governance ("ESG") matters are addressed during shareholder engagements. Moreover, there are on-going efforts by the Nominating and Governance Committee to consider the appropriate mix of skills, competencies, backgrounds and perspectives on the Board.

In 2024, approximately 232 one-on-one meetings were held with shareholders and prospective shareholders, including 18 of the Company's top 25 largest shareholders.

Executive Compensation Highlights

What We Do

Pay for Performance - Our executive compensation program is designed to pay for performance with 100% of the annual Short-Term Incentive ("STI") program tied to Company financial, strategic and operational performance metrics, and 60% of the Long-Term Incentive ("LTI") program tied to relative total stockholder return ("TSR") performance.

Balance of Annual and Long-Term Incentives - Our incentive compensation programs provide a balance of annual and long-term incentives.

Different Performance Metrics for Annual and Long-Term Incentive Programs - Our annual and long-term incentive compensation programs use different performance metrics.

Absolute and Relative Performance Metrics - Our annual and long-term incentive compensation programs for executive officers include the use of absolute and relative performance metrics.

Three-Year Performance Period for Our Long-Term Incentive Program - Our current long-term incentive compensation program is designed to pay for performance over a period of three years.

Capped Amounts - Amounts that can be earned under the annual and long-term incentive compensation programs are capped.

Compensation Recoupment/Clawback Policy - We have a policy pursuant to which incentive compensation erroneously awarded to our executive officers is subject to recoupment under certain circumstances if our financial results are restated.

Stock Ownership Guidelines - We have stock ownership guidelines for each of our executive officers and each has met their individual ownership level under the current program or has a period of time remaining under the guidelines to do so.

Independent Compensation Advisor - The Compensation Committee benefits from its utilization of an independent compensation advisor, retained directly by the committee, that provides no other services to the Company.

Say-on-Pay - We annually seek a non-binding advisory stockholder vote to approve our named executive officer compensation.

Stockholder Engagement - We engage with stockholders regularly and stockholder advisory firms on an as needed basis to obtain feedback concerning our business.

What We Don't Do

"Single-Trigger" Change in Control Provisions - Our executive change in control policy does not have "single-trigger" provisions related to any non-equity payments or benefits.

Minimum Amounts - Amounts under the annual and long-term incentive compensation programs have no guaranteed minimum and can effectively be "zero" for any performance period for unsatisfactory results.

Option Repricing Prohibited - Our stock incentive plans prohibit option repricing without stockholder approval.

Hedging and Pledging Prohibited - We prohibit our employees, including our executive officers and directors, from hedging or pledging any Company securities.

Defined Benefit Pension Plans - We do not currently offer, nor do we have plans to provide, defined benefit pension arrangements for our executive officers.

Perquisites - We provide minimal perquisites and other personal benefits to our executive officers.

Tax Reimbursements - We do not provide any tax reimbursement or "gross-up" payments on any severance or change in control payments (including for any Section 280G excise taxes), perquisites or other personal benefits, other than immaterial COBRA reimbursements, standard relocation benefits, and tax equalization agreements related to expatriate assignments.

Sustainability Highlights

Cohu is focused on making a positive contribution to society by creating products that improve productivity as well as enable healthier lifestyles, greater longevity and a more habitable planet.

We strive to operate worldwide in a safe, responsible manner that respects the environment and protects the health and safety of our employees, our customers and the communities where we operate. We also endeavor to conduct our business operations in a manner that preserves the environment, which includes minimizing waste, conserving energy and preventing pollution. We believe an important aspect of our mission is to design products for a positive impact on society where our customers use our test and measurement products to reduce waste and to improve yield and the efficiency of the semiconductor process. Our actions go beyond regulatory compliance and ISO certifications, and some of our 2024 environmental, health and safety highlights include:

- Overall energy usage decreased by 9% year-over-year
- Reduced global Greenhouse Gas Emissions by 32% in 2024 compared with 2023 calculations
- Total water usage decreased by 16% year-over-year, primarily driven by the completion of our new consolidated facility in Laguna, Philippines
- Replaced the air compressor equipment used in Poway, California, which decreased the site's electricity use by 22% and lowered electrical costs by 31%
- Converted our Melaka, Malaysia, manufacturing facility to use renewable energy
- Through continued use of our assisted reality customer support system, used for remote technical support and training, we avoided 330,000 km in employee travel

- Continued to enhance our disclosures:
  o Continued annual submittal to CDP [1], a global disclosure system for environmental reporting, and improved our Climate Change score
  o Broadened site-specific and geographic water, energy, and emissions disclosures
  o In February 2024, committed to engage with the Science Based Targets initiative (SBTi) and are making progress toward the goal of developing near-term science-based emissions reduction targets
- Provided more than 41,500 cumulative training hours to employees globally, investing approximately $421,000 in training, seminars and educational assistance fees.
- Joined the Sustainable Business & Enterprise Roundtable [2] (SBER) with the goal of reviewing strategies to reduce GHG emissions at principal operating sites and investigating renewable electricity energy sources.
- In support of our goal to foster employee engagement, conducted focused quality culture assessment at our Melaka, Malaysia site, introduced Learning Communities to support individual professional development and continued programs focused on career growth within Cohu.
- Continued our excellent employee safety record, with a 2024 global recordable incident rate of 0.5 per 100 employees, which is 38% lower than our industry benchmark [3].
- Listed in "America's Most Responsible Companies 2024" by Newsweek.

Energy and Waste Management
2024



Use of Renewable Energy
26% [4] of Total



Scope 1/2 Emissions
6,979 Metric Tons CO2



Total Waste Recycled
853,000 Kg

Hazardous Waste
All Disposed of in Accordance With
Local Laws and Regulations – 83% Recycled

Hazardous Waste
No Spills

(1) CDP, formerly the Carbon Disclosure Project, is a third-party global disclosure system for environmental reporting

(2) Responsible Business Alliance, the industry coalition dedicated to responsible business conduct in global supply chains.

(3) Latest published Industry benchmark of 0.8 (recordable incidents per 100 employees, per year) is based on 2024 U.S. Bureau of Labor Statistics Injury, Illness and Fatality statistics for our industry (NAICS Code 334515).

(4) Represents percentage of grid electricity derived from renewable sources.

Sustainability Strategies

Business and Governance

Corporate responsibility is an integral part of our business strategy and operating philosophy. A firm commitment to ethical behavior is embedded in our business processes and practices. During 2024, we had:

- No bribery/corruption claims, including no legal proceedings or monetary losses related to bribery/corruption claims
- No anti-competitive behavior claims, including no legal proceedings or monetary losses related to anti-competitive behavior claims
- No legal and regulatory fines, settlements, or enforcement actions associated with false, deceptive, or unfair marketing, labeling and advertising
- No direct monetary contribution to political campaigns or lobbying

Responsible Supply Chain

Cohu operates a responsible minerals sourcing program, developed to ensure our conformance to the SEC Conflict Minerals rule. A de minimis portion of Cohu's manufacturing processes utilize critical materials such as Cobalt, Palladium and Rhodium. In such cases, usage is monitored, and buffer stock is maintained. Cohu also utilizes multiple suppliers and maintains second sources where possible.

2024 Energy and Waste Management

- 26% of grid electrical energy usage was derived from renewable energy sources
- Scope 1/2 Emissions were 6,979 Metric Tons CO2-e
- Total waste recycled was 853,000 Kg
- All hazardous waste disposed of in accordance with local laws and regulations – 83% recycled
- No hazardous waste spills
- Converted our Melaka, Malaysia, manufacturing facility to use renewable energy
- Total water usage decreased by 16% year-over-year, primarily driven by the completion of our new consolidated facility in Laguna, Philippines
- Replaced the air compressor equipment used in Poway, California, which decreased the site's electricity use by 22% and lowered electrical costs by 31%
- Through continued use of our assisted reality customer support system, used for remote technical support and training, we avoided 330,000 km in employee travel

Protecting and Improving our Planet

We partner with our employees to encourage consideration of the health of our Earth. We promote recycling, the use of reusable water bottles, and a bike-to-work program. We have installed energy saving technology for lighting and heating, source green electricity and self-produce energy by photovoltaic systems at certain locations. We are ISO 14001-certified at our facility in Kolbermoor, Germany.

Energy Renewable and Energy Efficient Products

Nine of our key customers provide semiconductor solutions to manage and reduce power consumption and enable solar and wind power generation. We are enabling these important technologies including power management devices, controllers, inverters, sensors, motor drivers and gate drivers.

More directly, in late 2023, Cohu released its DI-Core AI Inspection software, which provides real-time computation that enables semiconductor manufacturers to improve visual inspection accuracy at production speeds. The product utilizes proprietary deep learning and neural network technologies to improve inspection yield without compromising quality. We believe that the product offers significant sustainability benefits in terms of scrap material avoided. For example, in a typical back-end semiconductor manufacturing facility, annual scrap avoided could be in excess of tens of millions of semiconductor devices.

Giving Back to our Communities

Cohu's employees, all over the world, take great pride in the volunteer work they do with local charities, schools, and other non-profit organizations. We support and partner with our employees participating in philanthropy including charitable activities, educational and financial support, and blood donation drives.

Enabling Life-Saving Products

Cohu is proud to support the manufacture and testing of our customers' semiconductor components and technologies used across many industries, including healthcare. Our test handlers, test interface solutions and semiconductor tester systems are utilized by our customers in the manufacturing of semiconductors used in life-saving medical devices and applications: patient monitors, ventilators, IR thermometers, digital x-rays, rapid sepsis testing, biometers to measure contact-less temperature.

Stock Ownership

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding beneficial ownership of Cohu's common stock as of March 21, 2025, by (i) each stockholder who has reported or is known by Cohu to have beneficial ownership of more than 5% of our common stock; (ii) each director of Cohu; (iii) each NEO included in the "2024 Summary Compensation Table"; and (iv) all directors and executive officers as a group. Unless otherwise noted below, the address of each person listed on the table is c/o Cohu, Inc., 12367 Crosthwaite Circle, Poway, California 92064-6817. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. We deem shares of common stock that may be acquired by an individual or group within 60 days of March 21, 2025, pursuant to the exercise of options or the vesting of restricted stock units, performance stock units and deferred stock units to be outstanding for the purpose of computing the percentage ownership of such individual or group, but those shares are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Except as indicated in footnotes to this table, we believe that the stockholders named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them based on information provided to us by these stockholders. Percentage of ownership is based on 46,540,036 shares of common stock outstanding on March 21, 2025.

Name and address of beneficial owner	Beneficially owned common stock	Common stock equivalents [1]	Total	Percent of class [2]
BlackRock, Inc. [3] 55 East 52nd Street, New York, NY 10055	7,478,150	-	7,478,150	16.07%
The Vanguard Group [4] 100 Vanguard Blvd. Malvern, PA 19355	4,165,622	-	4,165,622	8.95%
Victory Capital Management Inc. [5] 4900 Tiedeman Rd. 4th Floor Brooklyn, OH 44144	3,355,391	-	3,355,391	7.21%
Dimensional Fund Advisors LP [6] 6300 Bee Cave Road, Austin, TX 78746	3,064,076	-	3,064,076	6.58%
Franklin Mutual Advisers, LLC [7] 101 John F. Kennedy Parkway Short Hills, NJ 07078-2789	2,782,581	-	2,782,581	5.98%
Thrivent Financial for Lutherans [8] 901 Marquette Avenue, Suite 2500 Minneapolis, MN 55402	2,615,235	-	2,615,235	5.62%
William E. Bendush	34,162	4,918	39,080	
Steven J. Bilodeau [9]	54,881	4,918	59,799	
Christopher G. Bohrson	61,319	-	61,319	
Andrew M. Caggia [10]	56,869	4,918	61,787	
James A. Donahue	380,495	4,918	385,413	
Klaus Ilgenfritz	13,585	-	13,585	
Yon Y. Jorden	16,473	4,918	21,391	
Jeffrey D. Jones	193,000	-	193,000	
Thomas D. Kampfer	16,842	5,470	22,312	
Andreas W. Mattes	6,157	4,918	11,075	
Luis A. Müller	430,621	-	430,621	
Karen M. Rapp	-	5,053	5,053	
Nina L. Richardson [11]	23,395	4,918	28,313	
All directors and executive officers as a group (13 persons)	1,287,799	44,949	1,332,748	2.86%

* Less than 1%

(1) Shares issuable upon exercise of stock options and restricted stock units and performance stock units held by directors and executive officers that were exercisable or will otherwise vest on or within 60 days of March 21, 2025. For employees, restricted stock units and performance stock units issue for a net number of shares to satisfy payment of the statutory tax withholding requirements to be paid by us on behalf of such employees and, as a result, the actual number of shares received after taxes will be fewer.

(2) Computed on the basis of 46,540,036 shares of Cohu common stock outstanding as of March 21, 2025, plus, with respect to each person holding options and restricted stock units and performance stock units that were exercisable or will otherwise vest on or within 60 days of March 21, 2025, the number of shares of Cohu common stock issuable upon exercise or vesting thereof.

(3) According to Schedule 13G/A filed with the SEC on January 22, 2024, BlackRock, Inc. reported that its affiliated companies collectively had sole voting and dispositive power with respect to 7,357,923 and 7,478,150 shares, respectively, and no shared voting or dispositive power with respect to these shares.

(4) According to Schedule 13G filed with the Securities SEC on February 13, 2024, The Vanguard Group reported that it had sole dispositive power with respect to 4,091,933 shares, no sole voting power, and shared voting and dispositive power with respect to 31,175 and 73,689 shares, respectively.

(5) According to Schedule 13G filed with the Securities SEC on November 6, 2024, Victory Capital Management Inc. reported that it had sole voting and dispositive power with respect to 3,334,003 and 3,355,391 shares, respectively, and no shared voting or dispositive power with respect to these shares.

(6) According to Schedule 13G/A filed with the SEC on February 9, 2024, Dimensional Fund Advisors LP reported that it had sole voting and dispositive power with respect to 3,006,603 and 3,064,076 shares, respectively, and no shared voting or dispositive power with respect to these shares.

(7) According to Schedule 13G filed with the SEC on January 30, 2024, Franklin Mutual Advisers, LLC reported that it had sole voting and dispositive power with respect to 2,630,340 and 2,782,581 shares, respectively, and no shared voting or dispositive power with respect to these shares.

(8) According to Schedule 13G filed with the Securities SEC on February 10, 2025, Thrivent Financial for Lutherans reported that it had sole dispositive and voting power with respect to 12,654 shares, and shared voting and dispositive power with respect to 2,602,581 shares.

(9) Beneficially owned common stock includes 28,480 deferred stock unit awards issued pursuant to the 2005 Plan.

(10) Beneficially owned common stock includes 41,473 deferred stock unit awards issued pursuant to the 2005 Plan.

(11) Beneficially owned common stock includes 11,992 deferred stock unit awards issued pursuant to the 2005 Plan.

Governance Matters

Corporate Governance

Cohu has adopted Corporate Governance Guidelines (the "Guidelines") that outline, among other matters, the role and functions of the Board, the responsibilities of various Board committees, selection of new directors and director independence. The Guidelines are available, along with other important corporate governance materials, on our website at https://cohu.gcs-web.com/corporate-governance/documents-charters. As the operation of the Board is a dynamic process, the Board regularly reviews new or changing legal and regulatory requirements, evolving best practices and other developments, and the Board may modify the Guidelines, as appropriate, from time to time.

Code of Business Conduct and Ethics

Cohu has adopted a Code of Business Conduct and Ethics (the "Code of Conduct"). The Code of Conduct applies to all of Cohu's directors and employees including its principal executive officer, principal financial officer and principal accounting officer. The Code of Conduct, among other things, is designed to promote: honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; full, fair, accurate, timely and understandable disclosure in reports and documents that Cohu files with, or submits to, the SEC and in other public communications made by Cohu; compliance with applicable governmental laws, rules and regulations; the prompt internal reporting of violations of the Code of Conduct to an appropriate person or persons identified in the Code of Conduct; and accountability for adherence to the Code of Conduct.

The Code of Conduct is available at https://cohu.gcs-web.com/corporate-governance/documents-charters. We intend to make all required disclosures concerning any amendments to, or waivers from, our Code of Conduct on our website within four business days.

Insider Trading Policy

We have adopted an Insider Trading Policy governing transactions in our securities by our directors, officers and employees that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations and Nasdaq listing standards. A copy of the Insider Trading Policy is filed as Exhibit 19 to our Annual Report on Form 10-K for the year ended December 28, 2024.

Board of Directors and Committees

Director Independence

Cohu has adopted standards for director independence pursuant to Nasdaq listing standards and SEC rules, and previously adopted more restrictive guidelines (than set forth by Nasdaq) on the independence of former employee directors and the amounts of compensation for professional services that can be accepted. An "independent director" means a person other than an officer or employee of Cohu or its subsidiaries, or any other individual having a relationship that, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

The Board has considered relationships, transactions and/or arrangements with each of the directors and has determined that seven (7) of its directors (78% of the Board), namely, Mses. Jorden, Rapp and Richardson and Messrs. Bendush, Bilodeau, Caggia and Mattes, are independent directors in accordance with Nasdaq listing standards and SEC rules. In addition, the Board has also considered and determined that:

- All directors who serve on the Audit, Compensation and Nominating and Governance committees are independent under applicable Nasdaq listing standards and SEC rules.
- All members of the Audit and Compensation Committees meet the additional independence requirements as required by Nasdaq listing standards and SEC rules.
- All members of the Audit Committee, currently Mses. Jorden and Rapp and Mr. Bendush qualify as an "audit committee financial expert" under SEC guidelines.

Board Structure and Committee Composition

As of the date of this proxy statement, our Board has nine (9) directors. Our Board has three standing committees: (1) Audit, (2) Compensation and (3) Nominating and Governance. The membership and function of each of the committees are described below, and we believe that the composition of these committees meets the criteria for independence, and the functioning of these committees complies with the applicable requirements of the Sarbanes-Oxley Act of 2002, as amended, the current rules of the Nasdaq Global Select Market and applicable SEC rules and regulations. Each committee operates under a written charter adopted by the Board, and each of the charters are available on Cohu's website at https://cohu.gcs-web.com/corporate-governance/documents-charters.

During fiscal year 2024, the Board held thirteen (13) meetings. Each director attended at least 75% of all Board and applicable committee meetings on which they served and held during the period for which they were directors or committee members. Although we do not have a formal policy regarding attendance by members of our Board at annual meetings of stockholders, we encourage all of our directors to attend annual meetings of Cohu stockholders and all of our continuing directors at that time virtually attended the 2024 Annual Meeting.

Cohu's Corporate Governance Guidelines set forth the circumstances in which the Nominating and Governance Committee shall nominate an independent director to serve as the Lead Independent Director, the selection of whom shall be subject to approval by a vote of the majority of the independent directors.

14

The table below breaks down committee membership, as of the date of this proxy statement, for each committee and each director.

Name of Director	Audit	Compensation	Nominating and Governance
Independent Directors:			
William E. Bendush	Chair		√
Steven J. Bilodeau [1]		Chair	√
Andrew M. Caggia			Chair
Yon Y. Jorden	√		√
Andreas W. Mattes		√	
Karen M. Rapp	√		
Nina L. Richardson		√	
Total committee size:	3	3	4
Other Directors:			
James A. Donahue			
Luis A. Müller			
Number of Meetings in Fiscal Year 2024	6	6	5

(1)   Lead Independent Director.

Audit Committee

The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of the integrity of Cohu's financial statements, Cohu's compliance with legal and regulatory requirements, the independent registered public accounting firm's qualifications, independence and performance, enterprise risk assessment and risk management, and execution of Cohu's cybersecurity risk management strategy. Among other things, the Audit Committee reviews the results of the independent registered public accounting firm's annual audit and quarterly reviews, including the communications required by the PCAOB; prepares the Audit Committee report for inclusion in the annual proxy statement; annually reviews the Audit Committee charter and the committee's performance; appoints, evaluates and approves the fees of Cohu's independent registered public accounting firm and the lead audit engagement partner and reviews rotation of the lead audit engagement partner; reviews and approves the scope of the annual audit, the audit fee and the financial statements; assesses the independence of the independent registered public accounting firm; reviews Cohu's disclosure controls and procedures, internal controls, including such controls over financial reporting; reviews the adequacy and effectiveness of Cohu's information security policies and the internal controls regarding information security and cybersecurity; oversees investigations into complaints concerning financial and accounting matters; oversees the work of internal auditors; and reviews other risks that may have a significant impact on Cohu's financial statements. The Audit Committee works closely with management as well as Cohu's independent registered public accounting firm. The Audit Committee has the authority to obtain advice and assistance from, and receive appropriate funding from Cohu for, outside legal, accounting or other advisors as the Audit Committee deems necessary in order to carry out its duties.

The report of the Audit Committee is set forth on page 51 and the charter of the Audit Committee is available at https://cohu.gcs-web.com/corporate-governance/documents-charters.

Compensation Committee

The Compensation Committee discharges the Board's responsibilities relating to determining compensation of Cohu's executives, makes recommendations to the Board related to compensation of directors, produces an annual report on executive compensation for inclusion in Cohu's proxy statement, and provides general oversight of Cohu's compensation structure, including equity compensation plans and benefit programs. Among other things, the Compensation Committee reviews and discusses the "Compensation Discussion and Analysis" with management, and prepares an annual compensation committee report for inclusion in Cohu's proxy statement; provides general oversight of Cohu's compensation structure, including Cohu's equity compensation plans and benefits programs; and retains and approves the terms of the retention of any compensation consultants and other compensation experts. Other specific duties and responsibilities of the Compensation Committee include reviewing and approving objectives relevant to executive officer compensation, participating in the evaluation of the performance and determining the compensation of executive officers, including equity awards, in accordance with those objectives; approving employment agreements for executive officers; approving and amending Cohu's equity and non-equity incentive compensation and related performance goals and measures and stock-related programs (subject to stockholder approval, if required); approving any changes to non-equity based benefit plans involving a material financial commitment by Cohu; recommending director compensation to the Board; monitoring director and executive stock ownership; and annually evaluating its performance and its charter.

The report of the Compensation Committee is set forth on page 38. The charter of the Compensation Committee is available at https://cohu.gcs web.com/corporate-governance/documents-charters.

Nominating and Governance Committee

The Nominating and Governance Committee identifies individuals qualified to become Board members and establishes the procedures for the nomination of Board candidates for election as directors at Cohu's annual meeting consistent with criteria the Nominating and Governance Committee deems appropriate, as approved by the Board; develops Cohu's Corporate Governance Guidelines for approval by the Board, and reviews and recommends updates to such Guidelines, as appropriate; oversees the Company's corporate responsibility and sustainability initiatives; oversees the organization of the Board to discharge the Board's duties and responsibilities properly and efficiently, including the annual evaluation of the Board and its committees; and giving proper attention and making effective responses to stockholder concerns regarding corporate governance. Other specific duties and responsibilities of the Nominating and Governance Committee include annual assessment of the size and composition of the Board; developing membership qualifications for Board committees; defining specific criteria for director independence; monitoring compliance with Board and Board committee membership criteria; annually reviewing and recommending directors for continued service; coordinating and assisting management and the Board in recruiting new members to the Board; annually, and together with the Compensation Committee and the Lead Independent Director, providing input to the performance evaluation of the CEO; reviewing and recommending proposed changes to Cohu's articles or bylaws and Board committee charters; periodically assessing and recommending action with respect to stockholder rights plans or other stockholder protections; recommending Board committee assignments; reviewing and approving any employee director or executive officer standing for election for outside for-profit or non-profit boards of directors; reviewing governance-related stockholder proposals and recommending Board responses; overseeing the evaluation of the Board and management and conducting a preliminary review of director independence and the financial literacy and expertise of Audit Committee members; and reviewing, overseeing and reporting to the Board on Cohu's corporate responsibility and sustainability initiatives, including potential trends and impacts to Cohu's business regarding environmental (including climate-related risks and opportunities), social and governance issues. The Chair of the Nominating and Governance Committee receives communications directed to non-employee directors.

The charter of the Nominating and Governance Committee is available at https://cohu.gcs-web.com/corporate-governance/documents-charters.

Board Leadership Structure

As of the date of this proxy statement, our Board is currently comprised of seven (7) independent directors, one (1) non-independent, non-executive director (Mr. Donahue, as the former CEO of Cohu), and one (1) executive director (Dr. Müller, our CEO). Our corporate governance principles provide that the Board will fill the Chairperson and Chief Executive Officer positions based upon the Board's view of what is in Cohu's best interests at any point in time and do not prevent our Chief Executive Officer from also serving as our Chairperson of the Board. Our Board evaluates its leadership structure and elects the Chairperson and the Chief Executive Officer based on the criteria it deems to be appropriate and in the best interests of Cohu and its stockholders, given the circumstances at the time of such election. While we have in the past had one person serve as Chairperson of the Board and Chief Executive Officer, the positions are currently held by separate individuals.

Separating the positions of Chief Executive Officer and Chairperson of the Board allows our Chief Executive Officer to focus on the day-to-day operations and strategy of our business, while allowing the Chairperson of the Board to lead the Board in its fundamental role of providing advice to and independent oversight of management. Given his long tenure with and status within Cohu, our Board believes Mr. Donahue possesses detailed and in-depth knowledge of the issues, opportunities, and challenges facing Cohu and we believe he is best positioned to develop agendas that ensure that the Board's time and attention are focused on the most critical matters. Our Board believes that having Dr. Müller serve as Cohu's Chief Executive Officer and Mr. Donahue serve as Chairperson, in combination with Mr. Bilodeau's service as Lead Independent Director, is in the best interests of Cohu and its stockholders.

Cohu's Corporate Governance Guidelines provide for the circumstances in which the Nominating and Governance Committee shall nominate an independent director to serve as the Lead Independent Director, the selection of whom shall be subject to approval by a vote of the majority of the independent directors. Although annually elected, the Lead Independent Director is generally expected to serve for more than one year.

The specific responsibilities of the Lead Independent Director include presiding at executive sessions of directors and at board meetings where the Chairperson is not present, calling meetings of independent directors, serving as a liaison between the independent directors and the Chairperson and CEO, and performing such other duties and responsibilities as the Board may determine.

Risk Oversight

Our Board oversees our risk management process. The Board focuses on general risk management strategy, the most significant risks facing Cohu, and ensures that appropriate risk mitigation strategies are implemented by management. The Board is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters. Cohu's management is responsible for day-to-day risk management. This responsibility includes identifying, evaluating, and addressing potential risks that may exist at the enterprise, strategic, financial, operational, cybersecurity, and compliance and reporting levels. Management prepares annually an enterprise risk assessment and reviews such assessment with the Board. Five (5) of our directors have completed a course on cybersecurity and earned the CERT Certificate in Cybersecurity Oversight from the National Association of Corporate Directors (NACD).

While our Board is ultimately responsible for risk oversight, our Board committees assist our Board in fulfilling its oversight responsibilities in certain areas of risk. Our Audit Committee assists our Board in fulfilling its oversight responsibilities with respect to risk management in the areas of internal control over financial reporting and disclosure controls and procedures, legal and regulatory compliance, and discusses with management and the independent auditor guidelines and policies with respect to risk assessment and risk management. Our Audit Committee also reviews our major financial risk exposures and the steps management has taken to monitor and control these exposures. In addition, our Audit Committee monitors certain key risks on a regular basis throughout the fiscal year, such as risk associated with internal control over financial reporting, liquidity and cybersecurity risks. Our Nominating and Governance Committee assists our Board in fulfilling its oversight responsibilities with respect to the management of risk associated with board organization, membership and structure, corporate governance and sustainability risks. Our Compensation Committee oversees risks related to our compensation policies to ensure that our compensation programs do not encourage unnecessary risk-taking. Finally, our full Board reviews strategic and operational risk in the context of reports from the management team, receives reports on all significant committee activities at each regular meeting, and evaluates the risks inherent in significant transactions.

Stockholder Nominees

The policy of the Nominating and Governance Committee is to consider properly submitted stockholder nominations for candidates for membership on the Board as described below under "Identifying and Evaluating Nominees for Directors". In evaluating such nominations, the Nominating and Governance Committee seeks to achieve a balance of knowledge, experience, capability, background and perspective on the Board and to address the membership criteria set forth under "Director Qualifications".

Any stockholder nominations proposed for consideration by the Nominating and Governance Committee should include the nominee's name and qualifications for Board membership and should be addressed to:

> Corporate Secretary
> Cohu, Inc.
> 12367 Crosthwaite Circle
> Poway, CA 92064-6817

In addition, the bylaws of Cohu permit stockholders to nominate directors for consideration at an annual stockholder meeting. For a description of the process for nominating directors in accordance with Cohu's bylaws, see "Stockholder Proposals - 2026 Annual Meeting" on page 53.

Director Qualifications

Cohu's Corporate Governance Guidelines are available at https://cohu.gcs-web.com/corporate-governance/documents-charters and contain Board membership criteria that apply to nominees recommended by the Nominating and Governance Committee for a position on Cohu's Board. Under these criteria, members of the Board should have high professional and personal ethics and values and diversity in perspectives and experiences, consistent with longstanding Cohu values and standards. They should have relevant experience at the policy-making level in business, government, education, technology and/or public interest. They should also be committed to enhancing stockholder value and should have sufficient time to carry out their duties and to provide insight and practical wisdom, based on their experience. In addition, the Board and Nominating and Governance Committee value economic, professional and educational diversity in evaluating new Board candidates and seek to incorporate a wide range of these attributes within Cohu's Board. Their service on other boards of public companies should be limited to a number that permits them, given their individual circumstances, to responsibly perform all director duties. Consistent with these values, our Board has interviewed and considered a diverse set of candidates each time it has made new appointments to the Cohu Board. As demonstrated by our past recruitment actions, in future director searches, we will continue to broadly seek and consider qualified candidates that we believe best represent the interests of all our stockholders.

Additionally, our Corporate Governance Guidelines, as adopted and annually reviewed by our Board, include a retirement policy under which non-executive directors may stand for re-election a maximum of one-term after reaching the age of 75, provided that the Nominating and Governance Committee and the Board determine it is in the best interests of the Company and its stockholders. Consistent with such policy, the Nominating and Governance Committee and the Board evaluated and determined that the nomination of Mr. Donahue for an additional term pending his re-election in 2025 (See Proposal No. 1) is in the best interest of the Company and its stockholders.

Identifying and Evaluating Nominees for Directors

Our Nominating and Governance Committee uses a variety of methods for identifying and evaluating nominees for director. The Nominating and Governance Committee assesses the appropriate size of the Board, and whether any vacancies on the Board are expected due to retirement or otherwise. In the event that vacancies are anticipated, or otherwise arise, the Nominating and Governance Committee considers various potential candidates for director. Candidates may come to the attention of the Nominating and Governance Committee through current Board members, professional search firms, stockholders or other persons. These candidates are evaluated at regular or special meetings of the Nominating and Governance Committee and may be considered at any point during the year. As described above, the Nominating and Governance Committee also considers properly submitted stockholder nominations for candidates for the Board. Following verification of the stockholder status of persons proposing candidates, recommendations are aggregated and considered by the Nominating and Governance Committee at a regularly scheduled meeting. If any materials are provided by a stockholder in connection with the nomination of a director candidate, such materials are forwarded to the Nominating and Governance Committee. The Nominating and Governance Committee also reviews materials provided by professional search firms or other parties in connection with a nominee who is not proposed by a stockholder. In evaluating such nominations, the Nominating and Governance Committee seeks to achieve a balance of knowledge, backgrounds and perspectives, experience and capability on the Board. The Board believes it is important for the Board to have diversity of knowledge base, life perspectives, professional experience and skills, and the Board and Nominating and Governance Committee takes these qualities into account when considering director nominees.

Executive Sessions

Executive sessions of independent directors, without management and non-independent directors present, are held at least three times a year. The sessions may be scheduled or held on an impromptu basis, and are chaired by the Lead Independent Director or, in the absence of the Lead Independent Director, the Chair of the Nominating and Governance Committee or another independent director. Any independent director can request that an additional executive session be initiated or scheduled.

Communications with the Board

Individuals may communicate with the Board, including the non-employee directors, by submitting an e-mail to Cohu's Board at corp@cohu.com or by sending a letter to the Cohu Board of Directors, c/o Corporate Secretary, Cohu, Inc., 12367 Crosthwaite Circle, Poway, California 92064-6817. Communications are distributed to our Board, or to individual directors as appropriate, depending on the facts and circumstances outlined in the communication.

Compensation of Directors

Cash Compensation

Directors who are employees of Cohu do not receive any additional compensation for their services as directors. During fiscal year 2024, non-employee directors received an annual retainer, and Board committee Chairs and members received annual fees, all paid quarterly, as set forth below.

	Compensation	2024
Annual Retainer	Chairperson of the Board	$110,000
	Lead Independent Director	$80,000
	Other Directors	$60,000
Annual Fees for Committee Chairs	Audit Committee	$25,000
	Compensation Committee	$16,500
	Nominating and Governance Committee	$10,000
Annual Fees for Other Committee Members	Audit Committee	$10,000
	Compensation Committee	$7,500
	Nominating and Governance Committee	$5,000

In addition to the retainers and fees noted above, non-employee directors are reimbursed for out-of-town travel and other reasonable out-of-pocket expenses related to attendance at Board and committee meetings.

Under the terms and conditions of the Cohu 2005 Equity Incentive Plan (the "2005 Plan"), members of the Board may make an annual irrevocable election to defer receipt of all or a portion of their cash-based non-employee director fees (including, as applicable, any annual retainer fee, committee fee and any other compensation payable with respect to their service as a member of the Board). In the event that a director makes such an election, Cohu will grant deferred stock units ("DSUs") in lieu of cash, with an initial value equal to the deferred cash using the same 20-day average closing price calculation used for other value-based grants, which will be settled at a future date through the issuance of Cohu common stock upon the first to occur of cessation of service as a director for any reason, a change in control of Cohu or a future date selected by the director at the time of deferral. Mr. Caggia elected to defer 100% of his 2024 cash-based non-employee director fees.

Equity Compensation

Non-employee directors participate in the 2005 Plan that provides for grants of restricted stock units or other forms of equity compensation to non-employee directors, as authorized by the Board. Cohu's stock ownership guidelines provide that independent and non-employee directors should accumulate, over the three-year period commencing with their appointment or following an increase in the director's annual cash retainer or a new guideline being approved, a minimum number of shares of Cohu stock with a value equal to three times the director's annual cash retainer and should not sell any Cohu shares until these ownership guidelines are met and once met subsequent sales, if any, should not reduce their Cohu stock ownership below these minimum guideline amounts.

Equity compensation for non-employee directors during 2024 was as follows:

Initial Appointment	RSUs with a total value of $150,000, but the total value of such grant is prorated based on the period of time between appointment as director and the next scheduled director annual equity grant date
Annual Grants	RSUs with a total value of $150,000

The number of RSUs granted is calculated by dividing the grant total value by the fair market value of the stock as of the date of grant. For purposes of the 2005 Plan, our Board has deemed "fair market value" as the average closing price of a share of Cohu common stock for the twenty (20) trading days prior to and excluding the relevant grant or award date. Each RSU represents a contingent right to receive one share of Cohu common stock upon vesting. Subject to continued service on the Board, the RSUs granted to non-employee directors upon their initial appointment to the Board will vest in three equal annual installments after the date of grant. The annual RSU awards vest over approximately one year, and shares are issued upon the earlier to occur of the one-year anniversary of the grant date or the next annual meeting of stockholders. RSUs may be accelerated upon a change in control, as defined in the 2005 Plan.

On June 5, 2024, 4,918 RSUs were awarded to each of Mses. Jorden, Rapp and Richardson and Messrs. Bendush, Bilodeau, Caggia, Donahue, and Mattes. Ms. Rapp joined the Board on May 6, 2024, and received an initial prorated grant of 403 RSUs which vest in three (3) equal annual installments after the date of the grant.

Medical Benefits

Mr. Donahue, who is a retired executive officer of Cohu, and his spouse receive medical benefits consisting of reimbursement of health insurance premiums and other medical costs not covered by insurance. These benefits are no longer offered to any current Cohu employees.

20

2024 Director Compensation

The following table provides information on compensation for Cohu's non-employee directors for fiscal year 2024.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) [1]	All Other Compensation ($) [2]	Total ($)
William E. Bendush	90,000	161,851	-	251,851
Steven J. Bilodeau [3]	101,500	161,851	-	263,351
Andrew M. Caggia [3]	74,423	161,851	-	236,274
James A. Donahue	110,000	161,851	30,280	302,131
Yon Y. Jorden	75,000	161,851	-	236,851
Andreas W. Mattes	67,500	161,851	-	229,351
Karen M. Rapp [4]	45,000	173,506	-	218,506
Nina L. Richardson [3]	67,500	161,851	-	229,351

(1) The amounts shown do not reflect the compensation actually received by the directors. Instead, the amounts above are the grant date fair value for stock awards issued in the form of RSUs granted in fiscal year 2024 calculated in accordance with FASB ASC Topic 718. The assumptions used to calculate the grant date fair value of the stock awards are set forth in Note 6, "Employee Benefit Plans", included in Part IV, Item 15(a) of Cohu's Annual Report on Form 10-K for the year ended December 28, 2024, filed with the SEC. The derived grant date fair value for the stock award is recognized, for financial statement purposes, over the number of days of service required for the award to vest in full. As of December 28, 2024, Mses. Jorden, Rapp and Richardson had 4,918, 5,321 and 4,918 unvested RSUs outstanding, respectively, and Messrs. Bendush, Bilodeau, Caggia, Donahue each had 4,918 and Mr. Mattes had 5,822 unvested RSUs outstanding.

(2) The amount shown for Mr. Donahue is for reimbursement of health insurance premiums and other medical costs for him and his spouse not covered by insurance.

(3) During the year ended December 28, 2024, Mr. Caggia elected to defer his cash director fees. The deferred amounts are credited in the form of DSU awards and ultimately payable in shares of Cohu common stock, if the director ceases to be a director for any reason, upon the occurrence of a change in control of Cohu or at a future date selected at the time of deferral. As of December 28, 2024, Ms. Richardson and Messrs. Bilodeau and Caggia had 11,992, 28,480 and 41,473 DSUs, respectively.

(4) Ms. Rapp was appointed to the Board effective May 6, 2024.

Compensation Matters

Executive Compensation and Other Information

Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") provides information regarding the 2024 compensation program for our Chief Executive Officer, Chief Financial Officer and our next most highly compensated executive officer of Cohu who was serving at the end of 2024 (there were no other executive officers of Cohu serving at the end of 2024) and one additional individual who was not serving as an executive officer of Cohu at the end of 2024 but was among our next three most highly compensated officers during 2024. These individuals were:

Named Executive Officer	Position(s)
Luis A. Müller	President and Chief Executive Officer (our "CEO")
Jeffrey D. Jones	Senior Vice President Finance and Chief Financial Officer
Christopher G. Bohrson	Senior Vice President and Chief Customer Officer
Thomas D. Kampfer	Senior Vice President Corporate Development [1]

(1) Mr. Kampfer's transitioned to a part-time role as Senior Vice President Corporate Development as of July 15. 2024 and was no longer deemed an executive officer as of that date.

We refer to our named executive officers collectively in this CD&A and the related compensation tables as our "NEOs". This CD&A provides an overview of our philosophy and principles that govern our executive compensation program, how we applied those principles in compensating our NEOs for 2024, and how we use our executive compensation program to drive Company performance and alignment with our stockholders. In addition, we explain how and why the Compensation Committee of our Board of Directors, referred to as our "Compensation Committee," arrived at the specific compensation policies and decisions involving our NEOs during 2024.

Executive Summary

2024 Business Highlights

For fiscal year 2024 Cohu generated net sales of $401.8 million. During an unexpected continuation of the extended market downturn, Cohu was able to retain healthy gross margins reflecting strong execution in challenging conditions. We made important gains in key development projects and launched new products in each of our major business lines. We also announced the acquisition of Tignis, Inc., which will enhance our software solutions offerings with their artificial intelligence process control and analytics-based monitoring platforms. Some key business outcomes:

- Net sales were $401.8 million.
- GAAP gross margin was 44.9%, and non-GAAP gross margin was 45.0% [1].
- GAAP pretax loss of (16.2%) of sales, and non-GAAP pretax loss of (0.0%) [1] of sales.
- Remained cash-flow positive from operations.
- Paid off term loan B balance early.
- Returned $26.9 million in capital to stockholders in the form of stock buybacks.
- Strong net cash position of $5.42 per share at the end of 2024.
- Announced the acquisition of Tignis, Inc. at the end of 2024.
- Delivered strong operational execution in the face of an extended downcycle in the semiconductor equipment market.

(1) See Appendix A for GAAP to non-GAAP reconciliations.

2024 Key Executive Compensation Actions

Consistent with our performance and the compensation objectives established for 2024, the Compensation Committee made the following compensation decisions for our NEOs, including our CEO, for 2024:

- Kept base salaries unchanged, as no increases for any NEO was deemed appropriate following a review of compensation market data and in consideration of the continuing softness in the industry;
- No annual cash bonuses were earned or awarded based on 2024 financial results ; and
- Granted long-term incentive compensation in the form of time-based vesting restricted stock units ("RSUs") vesting ratably over a three-year period and performance share units ("PSUs") to be earned based on our total stockholder return ("TSR") relative to a pre-selected index for a three-year period from 2024 through 2026.

Pay for Performance

The Compensation Committee believes that the compensation of our NEOs for 2024 was reasonable and appropriate, was supported by our performance, and carefully balanced both time-based and performance-based compensation elements. The 2024 compensation objectives for our NEOs were established in February 2024 and in March 2024. The Compensation Committee continued the emphasis on performance-based equity within our long-term incentive program by keeping the proportion of performance-based equity granted to our CEO and other NEOs at 60% of the total target award and the remaining at 40% of the total target award value in time-based equity.

The following chart illustrates the mix of elements of the target total direct compensation opportunity for our CEO for 2024. The majority of his compensation, 87%, is considered variable and at risk, 58% is paid upon achievement of certain performance metrics, and only 13% of his total target direct compensation is paid as fixed base salary.



Further, the compensation of our NEOs over the previous five years demonstrates the alignment between pay and performance. The variable cash compensation earned by our NEOs for each year from 2020 through 2024 varied from 0% to 193% of their target annual cash incentive opportunities based on our financial performance. Specifically:

- 2020 presented unique challenges due to the COVID-19 pandemic and the rapid ramp in business occurring in the second half of the year. Under the variable cash compensation program, our NEOs, including our CEO, earned 103% of their target annual cash incentive opportunities.

- 2021 continued to pose COVID-19 pandemic related challenges, yet Cohu still achieved record sales, profitability and order levels resulting in the seventh consecutive year of sales growth. Due to this strong performance, our NEOs, including our CEO, earned 168% of their target annual cash incentive opportunities.

- 2022 continued to present supply chain related challenges, inflationary cost pressures and a softening market, yet Cohu still achieved strong profitability. Due to this robust performance in difficult market conditions, our NEOs, including our CEO, earned 193% of their target annual cash incentive opportunities.

- 2023 marked the beginning of a downturn in the semiconductor industry, but Cohu was able to achieve improved gross margin results and exceeded our model profitability levels. Due to the adept navigation of these challenges, our NEOs, including our CEO, earned 96% of their target annual cash incentive opportunities.

- 2024 continued the unprecedented downturn in the semiconductor industry. Cohu did not achieve the targeted goals with respect to revenue growth nor profitability, which resulted in no annual cash incentives being earned by our NEOs, including our CEO.



Since 2015, the PSU portion of the long-term incentive compensation program has been earned solely on our TSR relative to a pre-selected comparator group of companies. Starting with the 2021 PSU grants, achievement is based on the Cohu TSR relative to the Russell 2000 Index as described in the "Long-Term Incentive Compensation" section that follows. The weighting of these PSUs in relation to time-based RSU grants has also evolved over the years and, commencing with the long-term incentive grants made in March 2023, 60% of each NEO's total annual equity grant value is awarded in PSUs and 40% awarded in time-based RSUs. For PSU performance periods concluding since 2020, our NEOs have historically earned from a low of 40% of their target PSU awards to a high of 142% of their target PSU awards.

While the past five years indicate that the program effectively rewards our executive officers when we deliver superior performance and appropriately adjusts compensation downward in the case of less-than-superior performance, the Compensation Committee will continue to review the executive compensation program to ensure it reflects the appropriate balance between short-term financial performance and long-term stockholder return. For example, commencing with PSUs granted in March 2021, we eliminated the 25% minimum number of PSUs that were guaranteed to vest, regardless of performance. This formula is described in detail in the section entitled "Long-Term Incentive Compensation" below.

2024 Executive Compensation Policies and Practices

We endeavor to maintain sound governance standards consistent with our executive compensation policies and practices. The Compensation Committee evaluates our executive compensation program on an ongoing basis to ensure that it is consistent with our short-term and long-term goals given the dynamic nature of our business and the market in which we compete for executive talent. The following policies and practices were in effect during 2024:

- **Independent Compensation Committee**. The Compensation Committee is comprised solely of independent directors.
- **Independent Compensation Committee Advisors**. The Compensation Committee engaged its own compensation consultant to assist with its continuous compensation and governance reviews. This consultant performed no other consulting or services for the Company.
- **Annual Executive Compensation Review.** The Compensation Committee conducts an annual review and approval of our compensation strategy, including a review of our compensation peer group used for comparative purposes.

- **Annual Compensation-Related Risk Review.** The Compensation Committee conducts an annual review of our compensation-related risk profile to ensure that compensation practices are not reasonably likely to have a material adverse effect on Cohu.
- **Executive Compensation Policies and Practices.** Our compensation philosophy and related corporate governance policies and practices are complemented by several specific compensation policies and practices that are designed to align our executive compensation with long-term stockholder interests, including the following:

  - **Compensation At-Risk.** Our executive compensation program is designed so that a significant portion of compensation is "at risk" based on corporate performance, as well as equity-based to align the interests of our executive officers and stockholders.
  - **No Defined Benefit Pension Plans.** We do not currently offer, nor do we have plans to provide, defined benefit pension plans or arrangements for our executive officers.
  - **Limited Perquisites.** We provide minimal perquisites and other personal benefits to our executive officers, each of which are described below.
  - **No Tax Reimbursements.** We do not provide any tax or "gross-up" reimbursement payments on any severance or change in control payments, perquisites or other personal benefits other than immaterial COBRA reimbursements, standard relocation benefits and tax equalization agreements related to expatriate assignments.
  - **"Double-Trigger" Change-in-Control Arrangements.** All change-in-control cash payments and benefits are based on a "double-trigger" arrangement (that is, they require both a change-in-control plus a qualifying termination of employment before payments and benefits are paid), although the vesting of equity awards will accelerate in full if the awards are not or cannot reasonably be assumed or replaced by an acquiring corporation.
  - **Performance-Based Incentives.** We use performance-based short-term and long-term incentives and do not have common or overlapping metrics between these programs.
  - **Recovery of Erroneously Awarded Incentive Compensation.** Certain compensation awarded to our executive officers is subject to recovery by Cohu if our financial results are restated under a policy which complies with the Exchange Act Rule 10D-1 and the corresponding Nasdaq listing standards.
  - **Multi-Year Vesting Requirements.** The equity awards granted to our executive officer's vest or are earned over multi-year periods, consistent with current market practice and our retention objectives.
  - **Stock Option Repricing Prohibited.** Our stock incentive plans prohibit the repricing of stock options without stockholder approval.
  - **Hedging and Pledging Prohibited.** We prohibit our employees, including our executive officers and directors, from hedging or pledging any Company securities.
  - **Stock Ownership Policy.** We maintain a stock ownership policy for our executive officers and directors which requires each of them to beneficially own a specified value of shares of our common stock.

2024 Stockholder Advisory Vote on Executive Compensation

At our 2024 Annual Meeting of Stockholders, we conducted a stockholder advisory vote on the 2023 compensation of our NEOs (commonly known as a "Say-on-Pay" vote). Our stockholders approved, in a non-binding vote, the 2023 compensation of our NEOs, as disclosed in our proxy statement for the 2024 Annual Meeting of Stockholders, with approximately 99.1% of the votes cast in favor of the proposal.

We believe that the outcome of the Say-on-Pay vote reflects our stockholders' strong support of our executive compensation program. We value the opinions of our stockholders and will continue to consider the outcome of future Say-on-Pay votes, as well as feedback received throughout the year, when making compensation decisions for our executive officers, including our NEOs.

Based on the results of a previous stockholder advisory vote on the frequency of future stockholder advisory votes regarding the compensation of our NEOs (commonly known as a "Say-When-on-Pay" vote) conducted at our 2023 Annual Meeting of Stockholders, our Board of Directors determined that we will continue to hold our Say-on-Pay votes on an annual basis.



(1) Percentages shown are percentage of votes cast. Abstentions and broker non-votes are not deemed to be votes cast and, therefore, are not included in the tabulation of the voting results in respect to the Say-on-Pay proposals.

Compensation Philosophy

Our executive compensation program is intended to meet three principal objectives:
*   Attract, reward and retain our executive officers;
*   Motivate these individuals to achieve our short-term and long-term corporate goals that enhance stockholder value; and
*   Support our core values and culture by promoting internal equity and external competitiveness.

To meet these objectives, we have adopted the following overarching policies:
*   We pay compensation that is competitive with the practices of other leading semiconductor equipment and similar technology companies; and
*   We pay for performance by:
    -   Providing a short-term incentive compensation opportunity paid in cash that is based on challenging financial performance objectives for our executive officers; and
    -   Providing long-term incentive compensation opportunities in the form of a combination of RSU awards and PSU awards, that enable us to motivate and retain those executive officers with the leadership abilities necessary to create sustainable long-term value for our stockholders.

These policies guide the Compensation Committee in determining the proper allocation between current cash compensation and short-term and long-term incentive compensation. Other considerations include our business objectives, our fiduciary and corporate responsibilities (including internal equity considerations and affordability), competitive practices and trends, and applicable regulatory requirements.

Compensation-Setting Process

Role of the Compensation Committee

Our executive compensation program is designed and overseen by the Compensation Committee, which is comprised entirely of independent directors, as determined in accordance with the rules of the SEC and the listing standards of the Nasdaq. The Compensation Committee conducts an annual review of our executive compensation strategy to ensure that it is appropriately aligned with our short-term business plan and long-term strategy. The Compensation Committee also reviews market trends and changes in competitive compensation practices, as described in further detail below. Based on its review and assessment, the Compensation Committee from time to time recommends changes in our executive compensation program.

The Compensation Committee reviews our executive compensation program on an annual basis, including each of the elements of compensation provided under the program (other than deferred compensation and Section 401(k) benefits, which are reviewed from time to time to ensure that benefit levels remain competitive). In determining the overall compensation arrangements for our executive officers, including our NEOs, as well as the level of each specific element of compensation, the Compensation Committee takes into consideration a number of factors, including the following:

- The recommendations of our CEO (except with respect to his own compensation) as described below.
- Our corporate revenue and profitability growth and other elements of financial performance.
- The individual performance of each executive officer, including his or her achievement of management objectives.
- A review of the relevant competitive market data, as described below.
- The skill set, prior experience, and tenure of the executive officer.
- The role and responsibilities of the executive officer.
- The past and expected future contribution of the executive officer.
- Internal pay consistency for similar positions or skill levels within Cohu.
- External factors to attract and retain talent and overall market conditions.

The Compensation Committee does not weigh these factors in any predetermined manner, nor does it apply any formulas in developing its compensation recommendations. The members of the Compensation Committee consider all this information in light of their individual experience, knowledge of Cohu, knowledge of the competitive market, knowledge of each executive officer, and business judgment in making these recommendations.

The Compensation Committee's authority, duties, and responsibilities are described in its charter, which is reviewed annually and revised and updated as warranted. The charter is available at the Corporate Governance section of our website www.cohu.com.

Role of Management

On occasion, the Compensation Committee meets with our CEO and our Chief Human Resources Officer to obtain information and recommendations with respect to our executive compensation program, policies, and practices, as well as the compensation arrangements of our executive officers. In 2024, the Compensation Committee met with Dr. Müller, our CEO, who made recommendations to the Compensation Committee on the base salary, target annual cash incentive award opportunities, and long-term incentive compensation for our executive officers, including our NEOs (except with respect to his own compensation). In formulating these recommendations, our CEO used, among other things, competitive market data, an internal equity analysis and individual performance factors.

The Compensation Committee considers, but is not bound by and does not always accept, these recommendations with respect to executive compensation. In recent years, the Compensation Committee has modified several of our CEO's compensation proposals and regularly seeks input from its compensation consultant or data from other independent sources prior to making its decisions.

In 2024, our CEO attended some of the Compensation Committee's meetings, but the Compensation Committee also held executive sessions not attended by any members of management. The Compensation Committee held discussions and made its decisions with respect to our CEO's compensation without him present.

The Compensation Committee has the ultimate authority to make decisions with respect to the compensation of our executive officers, including our NEOs, but may, if it chooses, delegate any of its responsibilities to subcommittees. The Compensation Committee has authorized our CEO to make base salary adjustments and short-term cash incentive award decisions for all employees other than our NEOs or other executive officers.

Role of Compensation Consultant

The Compensation Committee has the authority to engage independent advisors to assist in carrying out its responsibilities. The Compensation Committee typically engages Compensia, a national compensation consulting firm, to advise and assist it on various aspects of executive and director compensation, including base salaries, annual and long-term incentive compensation. The Chair of the Compensation Committee reviews and approves all payments to Compensia.

Beginning in 2021, the Compensation Committee's practice is to have Compensia prepare a comprehensive executive compensation analysis annually and directors compensation analysis in alternating years. In 2024, Compensia completed and presented both the executive and director compensation market analysis.

Compensia reports directly to the Compensation Committee. The Compensation Committee may replace Compensia or hire additional advisors at any time. Compensia does not provide any other services to the Company and receives compensation only with respect to the services provided to the Compensation Committee.

The Compensation Committee has considered the independence of Compensia in light of the rules of the SEC and the listing standards of Nasdaq. Based on these rules and standards, the Compensation Committee has concluded that the work performed by Compensia did not raise any conflict of interest.

Competitive Positioning

In arriving at its compensation decisions for our executive officers, including our NEOs, for 2024, the Compensation Committee considered competitive market data and an analysis prepared by Compensia. In making its decisions, the Compensation Committee evaluates this data and analysis as an important reference point but does not reach its conclusions on a formulaic basis. This analysis was based on a review of the compensation practices of a select group of peer companies which was approved by the Compensation Committee after reviewing data prepared by Compensia and input from management. In selecting companies for the compensation peer group, the Compensation Committee identified companies headquartered in the U.S. in the semiconductor capital equipment, electronic capital equipment and instrumentation sectors that were comparable to us on the basis of 0.4x – 2.5x revenue, 0.25x – 5.0x the Company's market capitalization, had similar scope of operations, and which the Compensation Committee believed may compete with us for executive talent.

On September 6, 2023, the Compensation Committee reviewed the compensation peer group noting that the acquisition of National Instruments had not yet been completed but still contained a sufficient and appropriate group of comparator companies.

For determining executive compensation levels in 2024 the compensation peer group remained unchanged from 2023 and consisted of the following 19 companies:

Advanced Energy Industries	FormFactor	MaxLinear	Penguin Solutions [1]
Alpha and Omega Semiconductor	Harmonic	National Instruments	Photronics
Axcelis Technologies	Ichor Holdings	Novanta	Ultra Clean Holdings
Badger Meter	Kulicke and Soffa	Onto Innovation	Veeco Instruments
Cirrus Logic	MACOM Technology Solutions	OSI Systems	

(1) Effective October 15, 2024, SMART Global Holdings rebranded and began trading as Penguin Solutions

Generally, historical data on the compensation practices of the companies in the compensation peer group was gathered by Compensia from publicly available sources, including publicly available databases. Peer company data was gathered with respect to base salary, target annual incentive opportunities, equity awards (including stock options, RSU awards, and PSU awards), and long-term cash-based awards. In addition, similar data was gathered from the Radford McLagan Compensation Database for purposes of providing additional perspective in the case of executive positions where the compensation peer group offered a limited number of relevant data points.

Compensation Elements

Our executive compensation program consists of seven principal elements:

- Base salary;
- Short-term incentive compensation opportunities paid in cash;
- Long-term incentive compensation in the form of equity awards;
- Deferred compensation benefits;
- Welfare and health benefits, including a Section 401(k) plan;
- Post employment compensation and retirement equity programs; and
- Limited perquisites and other personal benefits.

The Compensation Committee has selected these elements because each is considered necessary, appropriate and when combined are effective, and will continue to be effective, in achieving our compensation objectives.

Base Salary

We believe that a competitive base salary is a necessary element of our executive compensation program, so that we can attract and retain experienced executive officers. Base salaries for our executive officers are also intended to be competitive with those received by other individuals in similar positions at the companies with which we compete for talent, as well as to be equitable across the management team.

The Compensation Committee reviews the base salaries of our executive officers, including our NEOs, annually and makes adjustments to base salaries as it determines to be necessary or appropriate.

On February 6, 2024, the Compensation Committee, based on the recommendations of our CEO, except with respect to his own compensation, and a review of market salary data as well as other factors described above including the extended downcycle of the semiconductor industry, determined that no increases were warranted for our executive officers including our NEOs.

Named Executive Officer	2023 Base Salary	2024 Base Salary	Percentage Change
Luis A. Müller	$715,000	$715,000	0.0%
Jeffrey D. Jones	$455,000	$455,000	0.0%
Christopher G. Bohrson	$425,000	$425,000	0.0%
Thomas D. Kampfer [1]	$405,000	$405,000	0.0%

(1) Effective July 15, 2024, Mr. Kampfer's 2024 base salary was changed to $243,000 reflecting his transition to part-time status.

On February 6, 2025, the Compensation Committee, based on the recommendations of Dr. Müller, except with respect to his own base salary, and an analysis of competitive market salary data prepared by its compensation consultant as well as other business condition factors described above including the continuing softness in the semiconductor industry, determined that there would be no change to the base salaries for our executive officers, including our NEOs in 2025.

The annual base salaries paid to our NEOs for 2024 are set forth in the "2024 Summary Compensation Table" below.

Short-Term Incentive Plan

Each year the Compensation Committee approves an annual short-term incentive plan for our executive officers, including our NEOs, to encourage and award their achievement of our financial and operational objectives as set forth in our annual operating plan. Under this short-term incentive plan, the Compensation Committee establishes an incentive formula that is applied to the actual level of achievement for each of the pre-selected performance measures. The incentive formula is based on the anticipated difficulty and relative importance of achieving the target level for each respective performance measure. Accordingly, the actual incentives paid, if any, for any given year will vary depending on our actual performance.

To support our retention objectives, typically the short-term incentive plan provides that an executive officer must be an employee when the incentives for the year are paid. The short-term incentive plan provides that the Compensation Committee has the discretion to decrease, but not increase, any incentives paid under the plan, even if the applicable performance objectives have been achieved. Historically, incentives have been payable in cash unless an executive officer elects to defer all or part of his or her incentive into the Cohu, Inc. Deferred Compensation Plan.

On February 6, 2024, the Compensation Committee adopted the short-term incentive plan for 2024 (the "2024 STI"). The 2024 STI was adopted pursuant to the Cohu 2005 Equity Incentive Plan (the "2005 Plan").

Target Short-Term Incentive Opportunities

For purposes of the 2024 STI, our CEO made recommendations to the Compensation Committee with respect to target short-term incentive opportunities (expressed as a percentage of base salary) for each of our executive officers, including our NEOs (except with respect to his own target short-term incentive opportunity). The maximum payout level was 200% of the target award. The target short-term incentive opportunities approved by the Compensation Committee for our NEOs, and the range of potential incentives as a percentage of base salary, were as follows and remained unchanged from 2023 target short-term incentives opportunities:

Named Executive Officer	2024 Target Short-Term Incentive Opportunity	Range of Possible 2024 Short-Term Incentive as Percentage of Base Salary
Luis A. Müller	110%	0% - 220%
Jeffrey D. Jones	75%	0% - 150%
Christopher G. Bohrson	75%	0% - 150%
Thomas D. Kampfer	50%	0% - 100%

Performance Measures

For purposes of the 2024 STI, the Compensation Committee selected two financial performance measures for our executive officers which were unchanged from 2023:

- Sales growth based on a four-year rolling sales growth target; and
- Profitability based on a non-GAAP pre-tax income target.

The Compensation Committee selected these two performance measures because we continue to believe sales growth reflects the overall market acceptance of our products and non-GAAP pre-tax income reflects how effectively the business was managed during the year. A reconciliation of GAAP to non-GAAP pre-tax income used for the 2024 STI is included as **Appendix A** to this proxy statement.

The weighting of these corporate performance measures for purposes of the 2024 STI for each NEO were as follows:

Named Executive Officer	Sales Growth	Non-GAAP Pre-tax Income
Luis A. Müller	30%	70%
Jeffrey D. Jones	30%	70%
Christopher G. Bohrson	30%	70%
Thomas D. Kampfer	30%	70%

For the 2024 STI plan, the Compensation Committee determined to keep the Sales Growth metric weighting at 30% to continue to incentivize the delivery of sales growth during an extended soft market and to keep the profitability weighting at 70%.

The performance measures and their respective weightings were aligned among the executive officers to reflect their shared responsibilities for delivering the targeted performance. The Compensation Committee determined that using our consolidated results for sales and non-GAAP pre-tax income were appropriate for all executive officers given their responsibilities for the overall success of our business. Applicable threshold, target and maximum performance goals as a percentage of attainment of the applicable performance measure as well as the payout levels earned were unchanged from 2023.

2024 STI Performance Measure Targets and Achievement Scale	Threshold	Target	Maximum
Performance to 4-Year Rolling Sales Growth	0%	5%	> 10%
Payout Level Earned	None	100%	200%
Performance to Non-GAAP Pre-tax Income	< 5%	15%	> 22.5%
Payout Level Earned	None	100%	200%

Performance Measure Target Levels

With respect to the target levels for sales, the Compensation Committee believed that, at the time, the target level for each performance measure was set, these target levels would be challenging and difficult, but achievable under normal business conditions with significant effort and skill, and strong execution. For 2024, the Compensation Committee expected that these target levels would be difficult to achieve because they would require delivery of results in uncertain market conditions (including the extended market downturn and inflationary pressure on costs), adroitly executing our business strategy, the development and acceptance by customers of new products, and successful entry into certain new markets in a highly competitive and volatile environment.

Annual Short-Term Incentive Plan Decisions

Following the end of 2024, the Compensation Committee compared our actual financial performance to the target performance levels established for the year and applied the incentive formula under the 2024 STI to our actual performance and determined there would be no payout to any of our NEOs.

The applicable actual financial performance attained and resulting payout levels for our NEOs for 2024 were as follows:

Actual Achievement of 2024 STI Performance Measures	Dr. Müller	Mr. Jones	Mr. Bohrson	Mr. Kampfer
4-year Rolling Sales Growth [1]	(7.9)%	(7.9)%	(7.9)%	(7.9)%
Goal Payout % [2]	0.0%	0.0%	0.0%	0.0%
Non-GAAP Pre-tax Income [3]	(1.0)%	(1.0)%	(1.0)%	(1.0)%
Goal Payout % [3]	0.0%	0.0%	0.0%	0.0%
Actual Amount of Fiscal Year 2024 STI Cash Incentives				
Non-Equity Incentive Award Payable	$0	$0	$0	$0
% Targeted Award Amount	0.0%	0.0%	0.0%	0.0%

(1) 2024 4-year rolling sales growth rate of (7.9)% is calculated as follows: the result of the sum of each year's net sales from 2021 through 2024 (in thousands: $887,214, $812,775, $636,322, $401,779 respectively), less the sum of each year's net sales from 2020 through 2023 (in thousands: $636,007, $887,214, $812,775, $636,322 respectively), divided by the sum of each year's net sales from 2020 through 2023.

(2) 4-year rolling sales growth result is weighted at 30% of the total 2024 STI target award amount

(3) 2024 GAAP pre-tax Income (Loss) was ($64,946) (in thousands) which is (16.2%) of net sales of $401,779 (in thousands). 2024 non-GAAP pre-tax Income (Loss) was ($29) (in thousands) which is (0.0%) of net sales of $401,779 (in thousands). A reconciliation of GAAP to non-GAAP pre-tax income is included in Appendix A to this proxy statement.

On February 6, 2025, the Compensation Committee, reviewed and approved the short-term incentive plan for 2025 (the "2025 STI"). The target incentive opportunities for our NEOs did not change from the 2024 STI targets. For the 2025 STI, we added a one-year sales growth rate metric to complement the existing four-year rolling sales growth metric, each weighted at 25% of the total 2025 STI incentive opportunity. The remaining 50% of the incentive opportunity will continue to be based on non-GAAP pre-tax income.

Long-Term Incentive Compensation

We provide long-term incentive compensation in the form of equity awards to our executive officers, including our NEOs. These awards are intended to align the interests of our executive officers with those of our stockholders by creating an incentive for them to maximize long-term stockholder value. They are also designed to encourage our executive officers to remain employed with us in a very competitive labor market. The Compensation Committee regularly monitors the environment in which we operate and revises our long-term incentive compensation arrangements as it determines to be necessary and appropriate to help meet our business objectives, including increasing long-term stockholder value.

Generally, in determining the size of the equity awards granted to our executive officers, including our NEOs, the Compensation Committee takes into consideration the recommendations of our CEO (except with respect to his own equity awards), an analysis of competitive market data prepared by its compensation consultant (with particular reference to the median of the competitive market), the potential GAAP accounting expense associated with the proposed awards (as compared to the companies in the compensation peer group), and the other factors described above. The Compensation Committee also considers the dilutive effect of our long-term incentive compensation practices, and the overall impact that these equity awards, as well as awards to other employees, will have on stockholder value. Further, the Compensation Committee has the discretion to determine whether awards in any given year will be made in the form of RSU awards, PSU awards, other awards or a combination thereof.

As described in more detail in "Potential Payments Upon Termination or Change in Control" below, our 2024 RSU and PSU awards granted to our executive officers are eligible to potentially accelerate vesting upon certain qualified terminations of employment or a change in control. We believe providing these potential vesting acceleration benefits help us compete for and retain executive talent and maximize stockholder value because it provides our executives appropriate incentives to cooperate in negotiating a transaction involving a potential change in control of Cohu, including a potential change in control in which they believe they may lose their jobs or where their equity awards will not be assumed or continued.

The terms of the stock award agreements for RSUs granted through 2024 provide that in the event of a change in control, the RSUs will accelerate vesting and be settled at the time of the change in control. The terms of the award agreements for RSUs granted to our NEOs beginning in 2025 provide that such vesting acceleration will only occur should the acquiring corporation not assume or substitute for the RSUs in the change in control. The terms of the award agreements for PSUs granted through 2024 provide that in the event of a change in control, the PSUs will accelerate vesting and be settled at the time of the change in control. The terms of the award agreements for PSUs granted to our NEOs beginning in 2025, which cannot reasonably be assumed or substituted, provide for vesting acceleration upon a change in control at the greater of the target level or the level of performance attained through the change in control.

On March 12, 2024, consistent with the grant timing in prior years, the Compensation Committee, based on the factors described above, as well as considering market trends with alignment of individual responsibilities, contributions and performance, approved the grant of RSU awards and PSU awards to our executive officers, including our NEOs at the levels set forth in the table below. The Compensation Committee also determined that to continue the emphasis on performance-based compensation, the weighting of PSU awards would remain at 60% of the total annual equity awards and the weighting of RSU awards would remain at 40% of the total annual equity awards.

32

Named Executive Officer	Number of Restricted Stock Units Granted	Number of Performance Stock Units Granted [1]	Total Face Value of Stock Units at Time of Grant [2]
Luis A. Müller	49,443	74,165	$3,933,207
Jeffrey D. Jones	16,316	24,474	$1,297,938
Christopher G. Bohrson	12,360	18,541	$983,270
Thomas D. Kampfer	6,600	0	$210,012

(1) PSUs granted at the target award level.

(2) 20-day average closing price of COHU common stock preceding the grant date of March 12, 2024 was $31.82. The amounts shown above are the grant date target face value for stock awards issued in the form of RSUs and PSUs granted in 2024 as calculated based on the $31.82 average closing price.

(3) Mr. Kampfer's grant was in the form of RSUs vesting on the one-year anniversary of the grant reflecting his anticipated transition to a part-time role which occurred in July 2024.

Restricted Stock Unit Awards

Consistent with our other employee equity awards, the RSU awards granted to our executive officers in 2024 vest ratably over three years on each anniversary of the date of the grant except as noted above for Mr. Kampfer.

Performance Stock Unit Awards

2024 PSU Awards

In 2024, the Compensation Committee evaluated its historical use of custom peer groups as the Comparator Group for the TSR in PSU awards and determined that continuing to use a broader-based index of companies remained appropriate to assess the performance of Cohu's TSR. Therefore, the PSU awards granted to our executive officers in March 2024 will be earned based on our TSR as compared to the Russell 2000 Index ("RUT") measured over a three-year performance period beginning on the first day of our fiscal year 2024, with earned shares vesting fully on the third anniversary of the date of grant. The performance period for the 2024 PSU Awards was set at three years to enhance the long-term focus of the program.

The methodology on how shares of our common stock may be earned under the 2024 PSU Awards is as follows:

PSU Award Feature	Description
Performance Period	Three fiscal years beginning on the first day of 2024
Performance Measure	TSR performance relative to the Russell 2000 Index ("RUT")
Performance Scale	2x spread between COHU and RUT measured and added or subtracted from target (100%)
Performance Methodology	Net change in average closing price of COHU and RUT over the 20 trading-day period immediately preceding the beginning and end of the Performance Period. In the event that both COHU and RUT TSRs are less than zero, the number of shares earned will not exceed 100% of target.
Range of PSUs Earnable	0-200% of number of shares granted
Vesting Period	100% on third anniversary of the date of the grant

2022 PSU Award Results

The 2022 PSU awards had a three-year performance period after which the number of shares of our common stock earned was determined based on calculating two times the spread between the percentage increase or decrease in the COHU and RUT measured and added or subtracted from the target of 100%. The spread was measured as the net change in average closing market prices of COHU and RUT over the 20 trading-day period immediately preceding both December 26, 2021 (the beginning of the Performance Period) and December 28, 2024 (the end of the Performance Period).
Following the end of 2024, the Compensation Committee compared our actual performance with respect to the RUT and the TSR result for the years 2022 through 2024 which was calculated to be 29.9% and, therefore, the number of shares of our common stock earned under the 2022 PSU awards was 40.3% of the target number of shares granted to each executive officer.

The number of shares of our common stock earned by our NEOs with respect to their 2022 PSU awards was:

Named Executive Officer	Performance Stock Unit Award (Target Number of Shares)	2022-24 TSR Result [1]	Final Shares Earned	Final Shares Earned as a Percentage of Target Number of Shares [2]
Luis A. Müller	54,844	(29.9)%	22,102	40.3%
Jeffrey D. Jones	17,733	(29.9)%	7,146	40.3%
Christopher G. Bohrson	11,700	(29.9)%	4,715	40.3%
Thomas D. Kampfer	8,683	(29.9)%	3,499	40.3%

(1) COHU TSR compared to RUT TSR where RUT = +6.3%, COHU = -23.5%
(2) 100% + 2 times (RUT - COHU) TSR: 100% - (2 X -29.9%) = 40.3%

Deferred Compensation Benefits and Section 401(k) Plan

We maintain a nonqualified deferred compensation plan, the Cohu, Inc. Deferred Compensation Plan (the "Deferred Compensation Plan"), for our U.S. based executive officers and other employees designated by the Compensation Committee. Under the Deferred Compensation Plan, participants may elect to voluntarily defer receipt of up to 25% of their base salary and/or up to 100% of their annual cash incentive payment, thereby allowing them to defer taxation on such amounts.

Although we have not matched any participant contributions to the Deferred Compensation Plan since 2008, we may in the future match participant contributions to the Deferred Compensation Plan up to 4% of the participant's annual base salary in excess of the specified annual compensation limit allowed under the Internal Revenue Code for contributions under the Section 401(k) plan. The annual limit, which is indexed, was $345,000 for 2024. Our matching contributions and any deemed investment earnings attributable to these contributions, if any are actually made, will be 100% vested when the participant has two years of service with us. Prior to that time, such amounts are unvested. Participant contributions and deemed investment earnings are 100% vested at all times. For additional information on the Deferred Compensation Plan, see "2024 Nonqualified Deferred Compensation" below.

We maintain a tax-qualified defined contribution plan, the Cohu Employees' Retirement Plan (the "401(k) Plan"), for our U.S. based executive officers and other employees. The majority of our U.S. based employees, including all of the U.S.- based NEOs, who are at least 21 years of age, are eligible to enroll in the 401(k) Plan. Under the 401(k) Plan, participants may contribute a percentage of their annual compensation subject to maximum annual contribution limitations. We may match participant contributions not to exceed specified annual limits. Our matching contributions in 2024 are immediately vested and our matching contribution was at the rate of 50% of the first 8% of employee pre-tax contributions to the plan. Generally, during 2024 the maximum annual amount that any participant could contribute to the 401(k) Plan was $23,000 unless aged 50 or more which allows participants to make an additional $7,500 in "catch-up" contributions and our maximum matching contribution was $13,800.

Welfare and Health Benefits

In 2024, our executive officers, including our NEOs, were eligible to receive health care insurance coverage and additional benefits that are generally available to our other employees located in the same country. These benefit programs include the employee stock purchase plan, medical, dental and vision insurance, long-term and short-term disability insurance, life and accidental death and dismemberment insurance, health and dependent care flexible spending accounts, business travel insurance, relocation/expatriate programs and services, educational assistance, employee assistance, and certain other benefits.

The 401(k) Plan and other generally available benefit programs allow us to be competitive for employee talent and we believe that the availability of these programs generally enhances employee productivity and loyalty. The principal objectives of our benefit programs are to give our employees access to quality healthcare, financial protection from unforeseen events, assistance in achieving retirement financial goals, enhanced health and productivity, and to provide support for global workforce mobility, in full compliance with applicable legal requirements. Typically, these generally- available benefits do not specifically factor into decisions regarding an individual executive officer's total compensation or equity awards.

Each year, we informally review our U.S. based benefit programs against our peers with data provided by Aon, our health and welfare benefits broker of record, and by OneDigital Investment Advisors, our independent 401(k) Plan consultant. This review includes an analysis of the dollar value to an employee and the dollar cost to us for the benefits under the applicable plan using a standard population of employees. Similar evaluations are made in other regions with local benefit consultants.

We analyze changes to our benefit programs in light of the overall objectives of the programs, including the effectiveness of their incentive and retention features.

Perquisites and Other Personal Benefits

Currently, we do not view perquisites or other personal benefits as a significant component of our executive compensation program. Accordingly, we do not provide perquisites to our executive officers, except in situations where we believe it is appropriate to assist an individual in the performance of his or her duties, to make our executive officers more efficient and effective, and for recruitment, motivation, and retention purposes.

During 2024, we provided our NEOs with automobile expense reimbursement or allowances as follows:

Named Executive Officer	Annual Auto Allowance
Luis A. Müller	$9,000
Jeffrey D. Jones	$6,000
Christopher G. Bohrson	$6,000
Thomas D. Kampfer	$4,938

In the future, we may provide perquisites or other personal benefits to our executive officers in limited circumstances, as described above. We do not expect that these perquisites or other personal benefits will be a significant aspect of our executive compensation program. All future practices with respect to perquisites or other personal benefits will be approved and subject to periodic review by the Compensation Committee.

Employment Agreements

We do not have employment agreements with our NEOs. The material terms of stock awards granted to our NEOs in 2024 and performance-based cash incentives earned by our NEOs for 2024 are described in more detail in "Long-Term Incentive Compensation" and "Short-Term Incentive Plan", respectively, above, and the material terms of severance and other termination benefits and compensation are articulated below in "Post-Employment Compensation".

Post-Employment Compensation

In 2020, the Compensation Committee undertook, in consultation with Compensia, a review of its executive post-employment agreements. The objective of this review was to independently assess best practices and develop standard agreements to be implemented as the Compensation Committee deemed appropriate among the Company's executive officers. The Compensation Committee approved a form of executive severance agreement (the "Severance Agreement") and form of change in control agreement (the "Change in Control Agreement") for certain of the Company's executive officers (an "Executive") as described below (the "Executive Agreements"). The post-employment payments and benefits which our NEOs are eligible to receive under the Executive Agreements are described in more detail in "Potential Payments upon Termination or Change in Control" below.

We believe providing these arrangements help us compete for and retain executive talent. After reviewing the practices of companies represented in the compensation peer group, we believe that these arrangements are generally comparable with the severance packages offered to executives by the companies in the compensation peer group. We believe that the "double trigger" arrangement under the Change in Control Agreement maximizes stockholder value because it prevents an unintended windfall to these executive officers in the event of a change in control of Cohu, while still providing them appropriate incentives to cooperate in negotiating a transaction involving a potential change in control of Cohu in which they believe they may lose their jobs.

Other Compensation Policies

Stock Ownership Policy

We believe that stock ownership by our executive officers is important to link the risks and rewards inherent in stock ownership of these individuals and our stockholders. The Compensation Committee has adopted a stock ownership policy that requires our executive officers to own a minimum number of shares of our common stock. These mandatory ownership levels are intended to create a clear standard that ties a portion of these individuals' net worth to the performance of our stock price. The policy provides that over the five-year period commencing with their appointment or employment as an executive officer or over a three-year period following an increase in their annual base salary or a new ownership level being approved, these individuals must accumulate and hold shares of our common stock having the following values:

Individual Subject to Stock Ownership Policy	Minimum Required Level of Stock Ownership
Chief Executive Officer	Three times annual base salary
Chief Financial Officer	Two times annual base salary
All other executive officers	One times annual base salary

Under our stock ownership policy, our executive officers should not sell any shares of our common stock, other than to settle tax withholding obligations due to the vesting of shares, until the applicable ownership level has been met and, once met, subsequent sales, if any, should not reduce their ownership of our common stock below these minimum ownership levels unless approved by the Compensation Committee in advance. Vested "phantom" and deferred but unissued shares of our common stock are included as shares owned for purposes of our stock ownership policy. The Compensation Committee monitors compliance with these stock ownership levels on an annual basis using the average closing price of our common stock during the preceding fiscal year. As of December 31, 2024, each of our NEOs was compliant with the policy.

Policy for Recovery of Erroneously Awarded Incentive Compensation

On October 2, 2023 we adopted a revised Policy for Recovery of Erroneously Awarded Incentive Compensation ("clawback") policy that complies with the requirements of Exchange Act Rule 10d-1 and the corresponding Nasdaq listing standards under which if the Company is required to prepare a Restatement (as defined in the policy), the Company will seek to recover and clawback from any Affected Officer (as defined in the policy) reasonably promptly the Erroneously Awarded Compensation (as defined in the policy) received by the Affected Officer.

Equity Award Grant Policy

We grant equity awards to our executive officers under our stockholder-approved 2005 Plan. Pursuant to this plan, all stock option grants must have a per share exercise price at least equal to the fair market value of our common stock on the grant date. Grants of equity awards to newly hired or appointed executive officers, including NEOs, will typically be made at a regularly scheduled meeting of the Compensation Committee held subsequent to the new hire or appointment date. Ongoing equity award grants to our executive officers, including our NEOs, will be approved on an annual basis at a meeting of the Compensation Committee or our Board of Directors, as applicable, which is typically held in the first quarter of each fiscal year.

The Compensation Committee has not granted, nor does it intend in the future to grant, equity awards to our executive officers or any other individual in anticipation of the release of material nonpublic information that is likely to result in changes to the price of our common stock, such as a significant positive or negative earnings announcement. Similarly, Cohu has not timed, nor does it intend in the future to time, the release of material nonpublic information based on equity award grant dates. In addition, because our equity awards typically vest or are earned over a multi-year period, the value to recipients of any immediate increase in the price of our common stock following an award will be minimal.

Treatment of Equity Awards Upon Retirement

In March 2023, after consultation with Compensia and external legal counsel, the Compensation Committee approved a policy providing for the continuation of vesting eligibility after retirement for certain equity awards granted to specific senior executives that satisfy the eligibility requirements of a Qualifying Retiring Employee. These requirements include being a minimum age for retirement, having completed a minimum number of years of service with Cohu, including tenure as a senior executive, and providing specific advance notice of the request to receive retirement benefits. This policy does not apply to any equity awards granted before March 2023. This policy applies to all our NEOs including our CEO. We believe providing these potential retirement benefits will help us compete for and retain executive talent as well as facilitate orderly transitions for retiring executives.

No Hedging or Pledging

Cohu's Insider Trading Policy prohibits all officers, directors, and other employees with access to sensitive Company information from engaging in any form of hedging transaction (derivatives, equity swaps, forwards, etc.) in Cohu's stock, including, among other things, short sales and transactions involving publicly traded options. In addition, such officers, directors, and employees are prohibited from holding Cohu stock in margin accounts and from pledging Cohu stock as collateral for loans. We believe that these policies further align the interests of our officers and directors with those of our stockholders.

Tax and Accounting Considerations

In designing our executive compensation program, the Compensation Committee takes into consideration the tax and accounting effects that each element of compensation will or may have on Cohu and our executive officers. The Compensation Committee seeks to keep the compensation expense associated with our executive compensation program as a whole within reasonable levels. When determining how to apportion between differing elements of compensation, the Compensation Committee's goal is to meet our business objectives while maintaining cost neutrality. For example, if the Compensation Committee increases benefits under one compensation plan or arrangement resulting in higher compensation expense, it may seek to decrease benefits under another plan or arrangement to avoid compensation expense that is above the desired level.

Deductibility of Executive Compensation

Under Section 162(m), compensation paid to each of our NEOs and other "covered employees" that exceeds $1 million per taxable year is generally non-deductible. The Compensation Committee reserves the discretion, in its judgment, to approve compensation payments that may not be deductible as a result of the deduction limit of Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent and are in the best interests of Cohu and our stockholders.

Taxation of Nonqualified Deferred Compensation

Section 409A of the Code requires that amounts that qualify as "nonqualified deferred compensation" satisfy requirements with respect to the timing of deferral elections, timing of payments, and certain other matters. Generally, the Compensation Committee intends to administer our executive compensation program and design individual compensation elements, as well as the compensation plans and arrangements for our employees generally, so that they are either exempt from, or satisfy the requirements of, Section 409A, which primarily results in negative tax consequences to our executive officers rather than Cohu. From time to time, we may be required to amend some of our compensation plans and arrangements to ensure that they are either exempt from, or compliant with, Section 409A.

We are not obligated under any compensation plan or arrangement to prevent or minimize any negative tax consequences that may affect our executive officers, nor are we required to pay any "gross-up" should any such consequences arise.

Taxation of "Parachute" Payments

Sections 280G and 4999 of the Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to significant additional taxes if they receive payments or benefits in connection with a change in control of Cohu that exceeds certain prescribed limits, and that Cohu (or a successor) may forfeit a deduction on the amounts subject to this additional tax. We are not obligated to provide any NEO with a "gross- up" or other reimbursement payment for any tax liability that he or she may owe as a result of the application of Sections 280G or 4999 in the event of a change in control of Cohu.

Accounting for Stock-Based Compensation

The Compensation Committee takes accounting implications into consideration in designing compensation plans and arrangements for our executive officers and other employees. Chief among these is Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation-Stock Compensation, ("ASC Topic 718"), the standard which governs the accounting treatment of stock-based compensation awards.

ASC Topic 718 requires us to measure and recognize in our financial statements all share-based payment awards to employees, directors and consultants, including stock option grants, restricted stock unit awards, and performance stock unit awards to our executive officers, under the fair value method. Our estimate of share-based compensation expense requires a number of complex and subjective assumptions including our stock price volatility, employee exercise patterns (expected life of the options), forfeitures and related tax effects. The assumptions used in calculating the fair value of share-based payment awards represent our best estimates, but these estimates involve inherent uncertainties and the application of management judgment. Share-based compensation expense related to restricted stock unit awards (RSUs) is calculated based on the market price of our common stock on the date of grant, reduced by the present value of dividends expected to be paid on our common stock prior to vesting of the restricted stock unit. The estimated fair value of performance stock unit awards (PSUs) is determined on the grant date using the Monte Carlo simulation valuation model. The Monte Carlo simulation model incorporates assumptions for the risk-free interest rate, Cohu and the selected peer group stock price volatility, the correlation between Cohu and the selected index, and dividend yields. ASC Topic 718 also requires us to recognize the compensation cost of our share-based payment awards in our income statement over the period that an employee, including our executive officers, is required to render service in exchange for the award (which, generally, will correspond to the award's vesting schedule). We record a provision for equity-based performance units outstanding based on our current assessment of achievement of the performance goals and recognize actual forfeitures as they occur.

Compensation Committee Report

The Committee has reviewed and discussed with management the Compensation Discussion and Analysis for 2024. Based on such review and discussions, the Committee recommended to the Board, and the Board has approved, that the Compensation Discussion and Analysis be included in Cohu's proxy statement for its 2025 Annual Meeting of Stockholders.

This report is submitted by the Compensation Committee.

Steven J. Bilodeau (Chair)   Andreas W. Mattes   Nina L. Richardson

2024 Summary Compensation Table

The following table shows compensation information for fiscal year 2024 for our NEOs.

Named Executive Officer	Year	Salary ($)	Stock Awards ($) [1]	Non-Equity Incentive Plan Comp. ($) [2]	All Other Comp. ($) [3]	Total ($)
Luis A. Müller	2024	715,000	4,091,920	-	24,164	4,831,084
President &	2023	708,846	5,051,219	752,378	24,164	6,536,607
Chief Executive Officer	2022	667,307	3,321,901	1,303,528	22,550	5,315,286
Jeffrey D. Jones	2024	455,000	1,350,312	-	21,043	1,826,355
Sr. Vice President, Finance &	2023	452,231	1,666,891	326,445	21,043	2,466,610
Chief Financial Officer	2022	432,846	1,074,088	590,740	19,381	2,117,055
Christopher G. Bohrson	2024	425,000	1,022,948	-	20,962	1,468,910
Sr. Vice President,	2023	418,846	1,262,779	304,921	20,962	2,007,508
Chief Customer Officer	2022	382,077	708,669	520,446	19,240	1,630,432
Thomas D. Kampfer	2024	333,346	210,012	-	19,846	563,204
Sr. Vice President, Corp. Development	2023	400,846	757,614	193,715	20,908	1,373,083
	2022	374,462	525,929	364,988	19,221	1,284,600

(1) Amounts shown do not reflect compensation actually received by the NEOs. Instead, the amounts shown above are the grant date fair value for stock awards issued in the form of RSUs and PSUs granted in fiscal years 2024, 2023, and 2022, calculated in accordance with FASB Topic ASC 718 without regard to estimated forfeitures. The assumptions used to calculate the grant date fair value of the stock awards are set forth in Note 6, "Employee Benefit Plans", included in Part IV, Item 15(a) of Cohu's Annual Report on Form 10-K for the year ended December 28, 2024, filed with the SEC. The derived grant date fair value for the stock award is recognized, for financial statement purposes, over the number of days of service required for the award to vest in full. No stock options were granted to the NEOs during the three-year period ended December 28, 2024. Assuming the highest level of performance conditions are achieved, the grant date fair values for performance-based stock awards made in 2024 would be $5,037,287, $1,662,274, and $1,259,305 for Dr. Müller and Messrs. Jones, and Bohrson, respectively. Mr. Kampfer was not granted any performance-based stock awards in 2024. Using the same assumptions, the grant date fair values for performance-based stock awards made in 2023 they would be $6,827,661, $2,253,130, $1,706,863 and $1,024,056 and in 2022 they would be $3,643,835, $1,178,181, $777,348 and $576,899 for Dr. Müller and Messrs. Jones, Bohrson and Kampfer, respectively.

(2) Amounts consist of performance-based cash incentives received by the NEO earned for services rendered in 2024, 2023, and 2022. Such amounts were paid under the 2005 Plan in February or March of the following fiscal year.

(3) The amounts shown in this column reflect the following for each NEO:

- For U.S. based NEOs, includes amounts of Cohu's matching contributions in 2024 under the Cohu 401(k) Plan (which is more fully described elsewhere herein under the heading "Retirement Benefits Under the 401(k) Plan, Executive Perquisites and Generally Available Benefits").

- The value attributable to life insurance benefits provided by Cohu (such amount is taxable to the recipient).

- Monthly automobile expense allowance paid by Cohu (such amount is taxable to the recipient).

- Except as noted above, the amount attributable to each such perquisite or benefit for each NEO does not exceed the greater of $25,000 or 10% of the total amount of perquisites and personal benefits received by such NEO.

2024 Pay Versus Performance

We are providing the following required information about the relationship between executive compensation actually paid and certain financial performance of Cohu as required by Item 402(v) of Regulation S-K. Further details regarding Cohu's variable pay-for-performance philosophy and how Cohu aligns executive compensation with company performance, refer to "Executive Compensation and Other Information" above in the CD&A.

2024 Pay Versus Performance Table

Compensation Actually Paid ("CAP")

Year (a)	Summary Compensation Table Total for CEO (1) ($) (b)	Compensation Actually Paid to CEO (2) ($) (c)	Average Summary Compensation Table Total for Other NEOs (3) ($) (d)	Average Compensation Actually Paid to Other NEOs (4) ($) (e)	Total Share-holder Return (5) ($) (f)	Peer Group Total Share-holder Return (6) ($) (g)	Net Income (7) ($M) (h)	Non-GAAP Pre-tax Income (8) (i)
2024	4,831,084	(1,458,139)	1,286,156	(143,258)	120.65	206.70	(9.1)	(0.0)%
2023	6,536,607	3,579,668	1,727,107	1,468,471	159.14	191.07	28.2	16.6%
2022	5,315,286	5,406,262	1,546,037	1,547,883	144.12	137.78	96.8	21.8%
2021	4,582,416	959,803	1,360,173	597,988	170.92	183.27	167.3	19.5%
2020	3,315,895	12,097,614	1,093,312	3,117,583	174.25	128.00	(13.8)	9.4%

(1) The dollar amounts reported in column (b) are the amounts of total compensation reported for Dr. Müller, our Chief Executive Officer ("CEO") for each corresponding year in the "Total" column of the Summary Compensation Table in each applicable year.

(2) The dollar amounts reported in column (c) are the amount of "compensation actually paid" to Dr. Müller as defined by Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Dr. Müller during the applicable year. The adjustments made to Dr. Müller's total compensation for each year to determine the CAP are detailed in the CEO Summary Compensation Table Total to CAP Reconciliation table below.

(3) The dollar amounts reported in column (d) represent the average of the amounts reported for the Company's NEOs as a group (excluding Dr. Müller, our CEO) in the "Total" column of the Summary Compensation Table in each applicable year. The NEOs included for purposes of calculating the average amounts and "compensation actually paid" in 2024, 2023, 2022 and 2021 are as follows: Mr. Jeffrey Jones, Mr. Christopher Bohrson, Mr. Thomas Kampfer and Mr. Ian Lawee. The NEOs included for purpose of calculating the average amounts and "compensation actually paid" in 2020 are as follows: Mr. Jeffrey Jones, Mr. Christopher Bohrson, Mr. Thomas Kampfer and Mr. Pascal Ronde.

(4) The dollar amounts reported in column (e) represent the average amount of "compensation actually paid" to the NEOs as a group (excluding Dr. Müller), as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the NEOs as a group (excluding Dr. Müller) during the applicable year. The adjustments made to the NEO's total compensation for each year to determine the CAP are detailed in the Average Other NEO Summary Compensation Table Total to CAP Reconciliation table below.

(5) Cumulative TSR is calculated assuming a $100 investment in Cohu's common stock, on December 28, 2019.

(6) Represents the weighted peer group TSR, weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated. The peer group used for this purpose is the custom Peer Group Index as reported in the Comparative Stock Performance Graph in Cohu's 2024 and 2023 Annual Report on Form 10-K and is made up of Advanced Energy Industries, Inc., Alpha & Omega Semiconductor Limited, Axcelis Technologies, Inc., Badger Meter, Inc., Cirrus Logic, Inc., FormFactor, Inc., Harmonic Inc., Ichor Holdings Ltd., Kulicke and Soffa Industries, Inc., MACOM Technology Solutions Holdings, Inc., MaxLinear, Inc., Novanta, Inc., Onto Innovation, OSI Systems, Inc., Penguin Solutions (formerly SMART Global Holdings), Photronics, Inc., Ultra Clean Holdings, Inc. and Veeco Instruments, Inc. The only change from the custom peer group used in 2022 was the removal of National Instruments Corporation, due to it being acquired by Emerson Electric Co, and therefore the data reported in the 2023 CAP table has been recalculated removing National Instruments Corporation's shareholder return values. As reported in the 2022 CAP table, the Peer Group Total Shareholder Return rate for 2020, 2021 and 2022 when the Peer Group included National Instruments Corporation was 130.92, 171.53 and 124.23 respectively.

(7) The dollar amounts reported represent the amount of net income reflected in Cohu's audited financial statements for the applicable year.

(8) While we believe that the Relative Total Stockholder Return ("RTSR") Percentile used in Cohu's annual Long-Term Incentive ("LTI") plan as described in the CD&A is the most important financial measure used to link compensation actually paid to our NEOs, this RTSR is calculated over a three-year period and therefore cannot be used in this table. As Cohu uses other financial and non-financial performance measures for the purpose of evaluating performance for compensation programs, Cohu determined that the non-GAAP pre-tax income as a percentage of sales performance used in the annual Short-Term Incentive ("STI") plan as described in the CD&A represents the most important performance measure (that is not otherwise required to be disclosed in the table) used to link compensation actually paid to our NEOs, for the most recently completed fiscal year, to company performance.

To calculate the CAP, the following amounts were deducted from and added to the Summary Compensation Table ("SCT") total compensation.

CEO SCT Total to CAP Reconciliation

Year	Reported Summary Compensation Table Total for CEO ($)	Reported Value of Equity Awards [1] ($)	Equity Award Adjustments [2] ($)	Reported Change in the Actuarial Present Value of Pension Benefits [3] ($)	Pension Benefits [3] ($)	CAP to CEO ($)
2024	4,831,084	(4,091,920)	(2,197,303)	N/A	N/A	(1,458,139)
2023	6,536,607	(5,051,219)	2,094,280	N/A	N/A	3,579,668
2022	5,315,286	(3,321,901)	3,412,877	N/A	N/A	5,406,262
2021	4,582,416	(2,891,579)	(731,034)	N/A	N/A	959,803
2020	3,315,895	(2,138,683)	10,920,402	N/A	N/A	12,097,614

(1) The grant date fair value of equity awards represents the amounts reported in the "Stock Awards" column in the SCT for each applicable year.
(2) The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments are detailed in the Equity Component of CAP Reconciliation tables that follow.
(3) Neither the CEO nor any other NEO has Pension Benefits.

CEO Equity Component of CAP Reconciliation

Year	Year End Fair Value of Equity Awards ($)	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation ($)	Total Equity Award Adjustments ($)
2024	2,376,980	(4,371,968)	-	(202,315)	-	-	(2,197,303)
2023	1,557,302	252,541	-	284,437	-	-	2,094,280
2022	4,186,241	(287,392)	-	63,290	(549,262)	-	3,412,877
2021	2,406,454	(3,329,004)	-	191,516	-	-	(731,034)
2020	7,919,582	3,665,406	-	(473,527)	(191,059)	-	10,920,402

Average Other NEOs SCT Total to CAP Reconciliation

Year	Average Reported Summary Compensation Table Total for Other NEOs ($)	Average Reported Value of Equity Awards ($)	Average Equity Award Adjustments [1] ($)	Average Reported Change in the Actuarial Present Value of Pension Benefits ($)	Average Pension Benefits ($)	Average CAP to Other NEOs ($)
2024	1,286,156	(861,091)	(568,323)	N/A	N/A	(143,258)
2023	1,727,107	(1,054,404)	795,768	N/A	N/A	1,468,471
2022	1,546,037	(693,436)	695,282	N/A	N/A	1,547,883
2021	1,360,173	(610,078)	(152,107)	N/A	N/A	597,988
2020	1,093,312	(468,046)	2,492,317	N/A	N/A	3,117,583

(1) The amounts deducted or added in calculating the equity award adjustments are detailed in the Equity Component of CAP Reconciliation tables that follow.

41

Other NEO Equity Component of CAP Reconciliation

Year	Year End Fair Value of Equity Awards ($)	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Total Equity Award Adjustments ($)
2024	518,278	(1,039,301)	-	(47,300)	-	(568,323)
2023	391,724	46,783	-	357,261	-	795,768
2022	873,864	(61,393)	-	(1,846)	(115,343)	695,282
2021	507,725	(695,566)	-	35,734	-	(152,107)
2020	1,653,794	967,413	-	(96,793)	(32,097)	2,492,317

2024 Tabular List of Financial Performance Measures

As described in greater detail in the CD&A, Cohu's executive compensation program reflects a variable pay-for-performance philosophy. The metrics used for both our long-term and short-term incentive programs are selected to incentivize our NEOs to increase the value of our enterprise to our stockholders. We use three financial performance measures to determine the compensation of our CEO and all other NEOs as discussed in the CD&A above. The most important financial performance measures used by Cohu to link executive compensation actually paid to the NEOs for the most recently completed fiscal year are:

- Relative Total Stockholder Return (RTSR) of Cohu stock versus the Russel 2000 Index
- Non-GAAP Pretax Income
- Four-year Rolling Sales Growth

Non-GAAP Pretax Income and the Four-year Rolling Sales metrics are used to determine the Short-Term Incentive Program and the RTSR versus the Russel 2000 Index is used in the to determine the Long-Term Incentive Program earned Performance Share Units. These two programs determine a significant proportion of our CEO and other NEO's annual compensation earned.

Relationship of Financial Performance Measures to Compensation Actually Paid

These financial performance measures are not all reflected in the Pay versus Performance table above and as Cohu generally seeks to incentivize long-term performance, we do not specifically align performance measures with compensation actually paid (as computed in accordance with Item 402(v) of Regulation S-K) for a particular year. As the table and subsequent charts show, the required equity adjustments to determine CAP results in yearly swings in CAP levels that are heavily influenced by timing of past equity awards and stock price fluctuations rather than actual company or executive performance in any given year. We are providing the following required descriptions of the relationships between information presented in the Pay versus Performance table.

We selected our Comparative Stock Performance Graph custom Peer Group Index for the Cumulative TSR metric as it is comprised from companies within our industry and we believe reflects an appropriate comparison group for executive compensation. As discussed above, due to one of the Peer Group companies being acquired in 2024, we are illustrating both the historical Peer Group Index Cumulative TSR and the current Peer Group Index Cumulative TSR. Cohu's Cumulative TSR (calculated assuming a $100 investment in Cohu's common stock, on December 29, 2019) has outperformed our current peer group for two of the five years being compared. There does not appear to be a direct correlation between the performance of Cumulative TSR to CAP as discussed above.



Cohu does not use GAAP Net Income in determining compensation paid to any of our CEO and other NEOs. This data is reported to comply with the requirements of Item 402(v) of Regulation S-K.



Cohu uses its results in non-GAAP pretax income to determine 70% of the compensation earned under the STI plan as Short-Term Incentive Plan section of the CD&A. We selected this metric as we feel it has the most direct impact on compensation levels earned by our CEO and other NEOs. Cohu's non-GAAP pretax income performance exceeded the target level of 15% in three of the four years presented below. While there is a general directional relationship of CAP to the performance of non-GAAP pretax income, the amplitude of CAP does not appear to have a direct correlation to the level of non-GAAP pretax income for the reasons discussed above.



2024 CEO Pay Ratio

As required by Item 402(u) of Regulation S-K, we are providing the following information about the relationship of the annual total compensation of our employees and the annual total compensation of Dr. Luis Müller, our CEO.

For 2024, our last completed fiscal year:
- The median of the annual total compensation of all employees of our company (other than our CEO), was $27,878; and
- The annual total compensation of our CEO, as reported in the Summary Compensation Table presented elsewhere in this Proxy Statement, was $4,831,084.

Based on this information, for 2024 the ratio of the annual total compensation of Dr. Müller, our CEO, to the median of the annual total compensation of all our employees was 173 to 1.

We believe that this pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records and the methodology described below. The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. As such, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

To identify the median compensated employee in 2022, we determined that, as of November 1, 2022, our employee population consisted of approximately 3,140 individuals globally, with 20% of these individuals located in the Americas (primarily in the U.S.), 13% located in Europe (primarily in Germany and Switzerland), and 67% located in Asia (primarily in Malaysia and the Philippines). For the purposes of establishing the median total compensation of all employees in 2024, we determined that the balance of the global workforce remained substantially similar to 2022 and therefore, as allowed under applicable SEC rules, for 2024 we used the same median compensated employee as we had identified in 2022.

We selected November 1, 2022, which is within the last three months of 2022, as the date upon which we would identify the "median employee" to allow sufficient time to identify the median employee given the global scope of our operations. We excluded equity compensation as a factor in identifying the median employee as less than 10% of our employee population receives equity grants as part of their compensation. Additionally, we used forecasted 2022 compensation (actual compensation paid January through October 2022 plus estimated compensation for November through December 2022) based on salary or wages, overtime pay, monthly allowances, statutory bonuses, and incentive pay received. Due to the geographical distribution of our employee populations, we also excluded social program contributions and other benefits as these vary greatly from country to country.

Using this methodology, we determined that the "median employee" was a full-time, salaried employee located in Malaysia. The median employee's actual annual total compensation for the 12-month period ending December 31, 2024, was $27,878. This amount includes all wages, overtime pay, statutory and variable incentive payments, allowances and localized personal benefits converted to U.S. Dollars.

2024 Grants of Plan-Based Awards

The following table shows all plan-based awards granted to our NEOs during fiscal year 2024, which ended on December 28, 2024. The stock awards identified in the table below are also reported in the "Outstanding Equity Awards on December 28, 2024" table included herein. Cohu did not grant any stock options to NEOs under the 2005 Plan in fiscal year 2024.

Named Executive Officer	Award Type	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards [1]			Estimated Future Payouts Under Equity Incentive Plan Awards [2]			All Other Stock Awards: Number of Shares of Stock or Units (#) [3]	Grant Date Fair Value of Stock and Option Awards ($) [4]
			Thres-hold ($)	Target ($)	Maxi-mum ($)	Thres-hold (#)	Target (#)	Maxi-mum (#)		
Luis A. Müller	Cash Incentives	-	0	786,500	1,573,000	-	-	-	-	-
	Time-based RSUs	3/12/2024	-	-	-	-	-	-	49,443	1,573,276
	Performance-based RSUs	3/12/2024	-	-	-	0	74,165	148,330	-	2,518,643
Jeffrey D. Jones	Cash Incentives	-	0	341,250	682,500	-	-	-	-	-
	Time-based RSUs	3/12/2024	-	-	-	-	-	-	16,316	519,175
	Performance-based RSUs	3/12/2024	-	-	-	0	24,474	48,948	-	831,137
Christopher G. Bohrson	Cash Incentives	-	0	318,750	637,500	-	-	-	-	-
	Time-based RSUs	3/12/2024	-	-	-	-	-	-	12,360	393,295
	Performance-based RSUs	3/12/2024	-	-	-	0	18,541	37,082	-	629,652
Thomas D. Kampfer	Cash Incentives	-	0	121,500	243,000	-	-	-	-	-
	Time-based RSUs	3/12/2024	-	-	-	-	-	-	6,600	210,012
	Performance-based RSUs	3/12/2024	-	-	-	0	-	-	-	-

(1) Amounts shown are estimated possible payouts for fiscal year 2024 under the executive cash incentive plan. These amounts are based on the individual's 2024 base salary amounts, and position. The maximum amount shown is 200% of the target amount for each of the NEOs. Actual cash incentives received by the NEOs for 2024 are reported in the Summary Compensation Table under the column entitled "Non-Equity Incentive Plan Compensation." Amounts earned by our NEOs for performance in 2024 are based on the attainment of performance goals for both Cohu and the individual NEO, as described in more detail in "Annual Cash Incentives" in the CD&A above.

(2) The PSU awards granted to our NEOs in 2024 are subject to certain adjustments resulting from the performance of our total stockholder return ("TSR") relative to a pre-selected comparator group over the three-year period following the date of grant. The PSU awards granted in 2024 may be earned and vest 100% on the third anniversary of the date of grant.

(3) The amounts reflect the number of RSUs awarded to each NEO under the 2005 Plan. The RSU awards granted to our NEOs in 2024 vest ratably in three equal annual installments over three years following the date of grant, except for Mr. Kampfer's RSUs which vest on the first anniversary of the date of grant.

(4) The amounts shown are the grant date fair value for stock awards granted in 2024. The assumptions used to calculate the grant date fair value of the awards are set forth in Note 6, "Employee Benefit Plans", included in Part IV, Item 15(a) of Cohu's Annual Report on Form 10-K for the year ended December 28, 2024, filed with the SEC.

Outstanding Equity Awards on December 28, 2024 Table

The following table shows all outstanding equity awards held by our NEOs at the end of 2024, which ended on December 28, 2024.

Named Executive Officer	Award Grant Date	STOCK AWARDS		Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) [3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) [4]
		Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) [2]		
Luis A. Müller	3/15/2021	7,151[1]	191,861	-	-
	3/14/2022	27,422[1]	735,732	54,844	1,471,465
	3/14/2023	33,003[1]	885,470	66,006	1,770,941
	3/12/2024	49,443[1]	1,326,556	74,165	1,989,847
Jeffrey D. Jones	3/15/2021	2,345[1]	62,916	-	-
	3/14/2022	8,866[1]	237,875	17,733	475,776
	3/14/2023	10,890[1]	292,179	21,782	584,411
	3/12/2024	16,316[1]	437,758	24,474	656,637
Christopher G. Bohrson	3/15/2021	1,544[1]	41,426	-	-
	3/14/2022	5,850[1]	156,956	11,700	313,911
	3/14/2023	8,250[1]	221,348	16,501	442,722
	3/12/2024	12,360[1]	331,619	18,541	497,455
Thomas D. Kampfer	3/15/2021	1,144[1]	30,694	-	-
	3/14/2022	4,341[1]	116,469	8,683	232,965
	3/14/2023	4,950[1]	132,809	9,900	265,617
	3/12/2024	6,600[1]	177,078	-	-

(1) RSUs awarded in 2023 or earlier vest and shares are issued in four equal annual installments over the four year period following the date of grant. RSUs awarded in 2024 vest and shares are issued in three equal annual installments over the three year period following the date of grant except for Mr. Kampfer's 2024 RSUs which vested on the first anniversary of grant.

(2) Based on a closing market price of Cohu's common stock of $26.83 per share as reported on the Nasdaq Global Select Market on December 28, 2024.

(3) Reflects PSUs granted under the 2022, 2023 and 2024 PSU program at the target award level. PSUs granted in 2022, 2023 and 2024 may be earned at a level ranging from 0%-200% of the target award level on the third anniversary of their grant subject to continued service through the certification date.

(4) Based on a closing price of Cohu's common stock of $26.83 as reported on the Nasdaq Global Select Market on December 28, 2024. RSUs vest and shares are issued in four equal annual installments beginning one year after the date of grant.

2024 Option Exercise and Stock Vested Table

The following table shows the value realized upon all stock awards vested and the value realized upon vesting by our NEOs during 2024. No stock options were exercised by our NEOs nor are any stock options outstanding in 2024.

Named Executive Officer	Stock Awards	
	Number of Shares Acquired on Vesting (#) [1]	Value Realized on Vesting ($) [2]
Luis A. Müller	77,096	2,415,862
Jeffrey D. Jones	25,289	792,469
Christopher G. Bohrson	16,853	527,978
Thomas D. Kampfer	11,976	375,285

(1) Number of shares acquired on vesting is before reduction for shares withheld to cover tax withholding. Cohu withheld the following number of shares for tax withholding: Dr. Müller, 35,363 shares; Mr. Jones, 13,267 shares; Mr. Bohrson, 8,842 shares and Mr. Kampfer, 6,072 shares.

(2) The value realized equals the number of units that vested multiplied by the per-share closing price of Cohu's common stock on the vesting date. Amounts presented are gross amounts before required tax withholding.

2024 Nonqualified Deferred Compensation

The Deferred Compensation Plan, as summarized in the Compensation Discussion and Analysis above, permits eligible participants to defer compensation from salary and cash incentives. The Deferred Compensation Plan limits the amount of participant deferrals to 25% of salary and 100% of cash incentives. Cohu may make matching contributions as summarized in the Compensation Discussion and Analysis.

Participant and employer contributions, distributions and deemed investment earnings and losses are accumulated in individual deferral investment accounts as established by the Deferred Compensation Plan. The deemed investment gains or losses credited to a participant's account are based on investment elections made by the participant from prescribed mutual fund investment options. Participants may elect to receive payment of their deferral account in ten or 15 annual installments upon retirement and in lump sum or five, ten or 15 annual installments upon disability, death, termination or change in control of Cohu, as defined in the Deferred Compensation Plan.

As of December 28, 2024, none of our NEOs have any amounts deferred under the Deferred Compensation Plan.

Equity Compensation Plan Information

The following table summarizes information with respect to equity awards under Cohu's equity compensation plans at December 28, 2024 (*in thousands, except per share amounts and amounts quoted in footnotes*):

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) [1]	Weighted average exercise price of outstanding options, warrants and rights (b) [2]	Number of securities available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) [3]
Equity compensation plans approved by security holders	1,424	$-	3,575
Equity compensation plans not approved by security holders	-	-	-
	1,424	$-	3,575

(1) Includes options, restricted stock units (RSUs) and performance stock units (PSUs) outstanding under Cohu's equity incentive plans, as no stock warrants or other rights were outstanding as of December 28, 2024.
(2) The weighted average exercise price of outstanding options, warrants and rights does not take RSUs and PSUs into account as RSUs and PSUs have no exercise price.
(3) Includes 628,316 shares of common stock reserved for future issuance under the Cohu 1997 Employee Stock Purchase Plan.

Compensation Committee Interlocks and Insider Participation

None of the Compensation Committee's members during the last fiscal year have, at any time, been an officer or employee of Cohu. During fiscal year 2024, no member of the Compensation Committee had any relationship with Cohu requiring disclosure under Item 404 of Regulation S-K. None of Cohu's executive officers serves, or in fiscal year 2024 has served, as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving on Cohu's Board or Compensation Committee.

Potential Payments Upon Termination or Change in Control

The Compensation Committee previously undertook, in consultation with Compensia, a review of its executive agreements. The objective of this review was to independently assess best practices and develop standard agreements to be implemented as the Compensation Committee deemed appropriate among the Company's executive officers. The Compensation Committee approved a form of executive severance agreement (the "Severance Agreement") and form of change in control agreement (the "Change in Control Agreement") for certain of the Company's executive officers (each, an "Executive"), as described below. The Company first entered into the Severance Agreements and Change in Control Agreements on September 8, 2020.

The Severance Agreement provides that if an Executive's employment is terminated by the Company without Cause, or additionally only in the case of our CEO, if he voluntarily resigns for Good Reason, then, subject to the Executive's continued compliance with the obligations set forth in the Executive's Confidentiality and Inventions Agreement and the Executive's signing and not revoking a separation agreement and release of claims in favor of Cohu, the Executive would be entitled to: (1) any expense reimbursements, wages and other benefits due to Executive under any Company-provided plans, policies and arrangements (the "Accrued Amounts"); (2) a lump sum payment equal to a multiplier (as summarized below) multiplied by the Executive's annual base salary; and (3) reimbursement for the Executive's COBRA continuation premiums for the Premium Payment Period (as summarized below). If an Executive's employment with the Company terminates (A) voluntarily by the Executive (other than for Good Reason in the case of our CEO), (B) for Cause by the Company, or (C) due to Executive's death or disability, the Executive would not be entitled to receive any severance payments, but in the event of death their estate would be eligible for a pro-rata incentive bonus for the year in which the termination date occurs.

The Change in Control Agreement provides that if an Executive's employment is terminated by the Company without Cause or the Executive voluntarily resigns for Good Reason, in either case beginning 60 days preceding the date of an event constituting a Change in Control and ending on the second anniversary of the date of the event constituting such Change in Control, then, subject to the Executive's continued compliance with the obligations set forth in the Executive's Confidentiality and Inventions Agreement and the Executive's signing and not revoking a separation agreement and release of claims in favor of Cohu, the Executive would be entitled to: (1) the Accrued Amounts; (2) a lump sum payment equal to a multiplier (as summarized below) multiplied by the Executive's annual base salary; (3) a lump sum payment equal to a multiplier (as summarized below) multiplied by the Executive's target bonus amount in the year of termination; (4) a lump sum payment equal to the pro-rated portion of Executive's target bonus amount for the fiscal year in which the termination date occurs; (5) reimbursement for the Executive's COBRA continuation premiums for the Premium Payment Period (as summarized below); and (6) all of Executive's then unvested awards relating to the Company's common stock or equivalent equity awards as assumed, continued or substituted for by an Acquiror, whether stock options, shares of restricted stock, restricted stock units, performance share units, or otherwise, outstanding as of the Termination Date would become vested in full. If an Executive's employment with the Company terminates (A) voluntarily by the Executive, other than for Good Reason, (B) for Cause by the Company, or (C) due to Executive's death or disability, the Executive would not be entitled to receive any severance payments, but in the event of death their estate would be eligible for a pro- rata incentive bonus for the year in which the termination date occurs. The terms of the stock award agreements for RSUs granted through 2024 provide that in the event of a change in control, the RSUs will accelerate vesting and be settled at the time of the change in control. The terms of the award agreements for RSUs granted to our NEOs beginning in 2025 provide that such vesting acceleration will only occur should the acquiring corporation not assume or substitute for the RSUs in the change in control. The terms of the award agreements for PSUs granted through 2024 provide that in the event of a change in control, the PSUs will accelerate vesting and be settled at the time of the change in control. The terms of the award agreements for PSUs granted to our NEOs beginning in 2025, which cannot reasonably be assumed or substituted, provide for vesting acceleration upon a change in control at the greater of the target level or the level of performance attained through the change in control.

The Agreements had a three-year Initial Term and were automatically extended for a two-year period starting on September 8, 2023, as neither party had delivered written notice to the other party within six months prior to the completion of the then effective Term that the Agreement would not be extended.

Named Executive Officer	Severance Agreement		Change in Control Agreement	
	Multiplier	COBRA Premium Payment Period	Multiplier	COBRA Premium Payment Period
Luis A. Müller *President & CEO*	150%	18 months	200%	24 months
Jeffrey D. Jones *Sr. Vice President, Finance & Chief Financial Officer*	100%	12 months	150%	18 months
Christopher G. Bohrson *Sr. Vice President, Chief Customer Officer*	100%	12 months	150%	18 months
Thomas D. Kampfer *Sr. Vice President Corporate Development*	100%	12 months	150%	18 months

Qualifying Termination in Connection with a Change of Control

For this purpose, a change in control of Cohu means the occurrence of any of the following, in one or a series of related transactions:

(i)   Any one person, or more than one person acting as a group ("Person") acquires ownership of Cohu's securities that, together with the stock held by such Person, constitutes more than 50% of the total voting power of Cohu's then outstanding stock;

(ii) A change in the effective control of Cohu which occurs on the date that a majority of members of the Board is replaced during any 12-month period (six-month period in the case of our CEO) by members of the Board whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election; or

(iii) The closing of any transaction involving a change in ownership of a substantial portion of Cohu's assets which occurs on the date that any Person acquires (or has acquired during any 12 month period ending on the date of the most recent acquisition by such Person or Persons) assets from Cohu that have a total gross fair market value equal to or more than 50% of the total gross fair market value of all of the assets of Cohu immediately prior to such acquisition or acquisitions.

The term "change in control" shall not include a consolidation, merger, or other reorganization if upon consummation of such transaction all of the outstanding voting stock of Cohu is owned, directly or indirectly, by a holding company, and the holders of Cohu's common stock immediately prior to the transaction have substantially the same proportionate ownership and voting control of such holding company after such transaction.

A transaction will not be deemed a change in control unless the transaction qualifies as a change in control event for the purposes of Section 409A of the Internal Revenue Code.

Additionally, the 2005 Plan provides that in the event of a change in control of Cohu, as defined in the 2005 Plan, should the acquiring corporation not assume or substitute for the outstanding equity awards of Cohu, the exercisability and vesting of all such equity awards will be accelerated, effective as of a date prior to the change in control.

In the event of the occurrence of both a change in control and the subsequent termination of employment (as applicable), as of December 28, 2024, the amounts payable to our NEOs would have been as follows. In the event of the occurrence of a change in control on December 28, 2024, the amounts payable to our NEOs would have been as set forth in the following chart solely under the RSUs/PSUs column.

Named Executive Officer	Total ($)	Severance ($) [1]	Annual Bonus ($) [1]	Medical Benefits ($) [2]	RSUs/PSUs ($) [3]
Luis A. Müller	12,256,488	3,003,000	786,500	95,116	8,371,872
Jeffrey D. Jones	4,354,515	1,194,375	341,250	71,337	2,747,553
Christopher G. Bohrson	3,489,310	1,115,625	318,750	49,500	2,005,435
Thomas D. Kampfer	1,685,530[4]	546,750[4]	121,500[4]	61,649	955,631

(1) Reflects the cash severance benefits payable in the event of a qualifying termination under the Change in Control Agreements for Dr. Müller and Messrs. Jones, Bohrson and Kampfer. These amounts are based on the individual's base salary in effect as of December 28, 2024..
(2) Reflects reimbursement for continued health care benefits pursuant to COBRA, 24 months for Dr. Müller, and 18 months for Messrs. Jones, Bohrson and Kampfer.
(3) The 2005 Plan provides that in the event of a change in control of Cohu, as defined in the 2005 Plan, should the acquiring corporation not assume or substitute for the outstanding equity awards of Cohu, the exercisability and vesting of all such equity awards will be accelerated, effective as of a date prior to the change in control. As these awards were granted in 2024 or earlier, the applicable stock award agreement provides for acceleration upon a change in control. Amounts presented above for RSUs and PSUs have been calculated based on the total unvested RSUs and PSUs and the closing price of Cohu's common stock of $26.83 per share on December 28, 2024, prior to the payment of associated taxes, held by Dr. Müller and Messrs. Jones, Bohrson and Kampfer as of December 28, 2024.
(4) Mr. Kampfer's transitioned to a part-time role as Senior Vice President Corporate Development as of July 15. 2024, and his compensation was reduced accordingly.

Estimated Payments Upon a Qualifying Termination Not in Connection with a Change of Control

In the event of termination of employment not in connection with a change of control in the case for Dr. Müller and Messrs. Jones, Bohrson and Kampfer by Cohu without cause, or by Dr. Müller for Good Reason as of December 28, 2024, the amounts payable to each NEO would have been as follows:

Named Executive Officer	Total ($)	Severance ($) [1]	Medical Benefits ($) [2]
Luis A. Müller	1,143,837	1,072,500	71,337
Jeffrey D. Jones	502,558	455,000	47,558
Christopher G. Bohrson	458,000	425,000	33,000
Thomas D. Kampfer	284,099	243,000	41,099

(1) Reflects the cash severance benefits payable in the event of a qualifying termination under Dr. Müller's and Messrs. Jones', Bohrson's and Kampfer's respective Severance Agreement. These amounts are based on the individual's base salary in effect as of December 28, 2024.
(2) Reflects reimbursement for continued health care benefits pursuant to COBRA,18 months for Dr. Müller, and 12 months for Messrs. Jones, Bohrson and Kampfer.

Other than as described above, and in the "Employment Agreements" and "Post-Employment Compensation" sections of the Compensation Discussion and Analysis, there are no other benefits or payments that would be paid to our NEOs upon resignation, severance, retirement, termination or a change in control of Cohu.

Audit Matters

Audit Committee Report

The information contained in this report shall not be deemed to be "soliciting material" or "filed" with the SEC or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") except to the extent that Cohu specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended (the "Securities Act") or the Exchange Act.

Composition

The Audit Committee of the Board of Directors is composed of three (3) independent directors, as defined in the Nasdaq listing standards, and operates under a written charter adopted by the Board of Directors. The current members of the Audit Committee are William E. Bendush (Chair), Karen M. Rapp and Yon Y. Jorden.

Responsibilities

The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of the integrity of Cohu's financial statements, Cohu's compliance with legal and regulatory requirements, the independent registered public accounting firm's qualifications and independence, and risk assessment and risk management. The Audit Committee manages Cohu's relationship with its independent registered public accounting firm (who report directly to the Audit Committee). The Audit Committee has the authority to obtain advice and assistance from outside legal, accounting or other advisors as the Audit Committee deems necessary to carry out its duties, and receive appropriate funding, as determined by the Audit Committee, from Cohu for such advice and assistance.

Cohu's management has responsibility for preparing Cohu's financial statements and Cohu's financial reporting process. Cohu's independent registered public accounting firm, Ernst & Young LLP, is responsible for expressing an opinion on (i) the conformity of Cohu's audited financial statements with accounting principles generally accepted in the United States, and (ii) the effectiveness of Cohu's internal control over financial reporting.

Review with Management and Independent Registered Public Accounting Firm

In this context, the Audit Committee has reviewed and discussed the audited consolidated financial statements contained in Cohu's Annual Report on Form 10-K for the year ended December 28, 2024, and Cohu's effectiveness of internal control over financial reporting, together and separately, with management and the independent registered public accounting firm. The Audit Committee also discussed with Ernst & Young LLP matters required to be discussed pursuant to standards of the Public Company Accounting Oversight Board ("PCAOB") and the applicable requirements of the SEC.

Ernst & Young LLP also provided to the Audit Committee the written disclosures and the letter required by applicable requirements of the PCAOB regarding Ernst & Young LLP's communications with the Audit Committee concerning independence. The Audit Committee discussed with Ernst & Young LLP any relationships that may impact their objectivity and independence, and satisfied itself as to Ernst & Young LLP's independence.

Summary

Based upon the Audit Committee's review and discussions with management and Ernst & Young LLP and the Audit Committee's review of the representations of management, and the reports of Ernst & Young LLP to the Audit Committee, the Audit Committee recommended to the Board of Directors, and the Board approved, that the audited consolidated financial statements be included in Cohu's Annual Report on Form 10-K for the year ended December 28, 2024, for filing with the SEC.

The Audit Committee appointed Ernst & Young LLP as Cohu's independent registered public accounting firm for fiscal year 2025 and recommends to stockholders that they ratify the appointment of Ernst & Young LLP as Cohu's independent registered public accounting firm for fiscal year 2025.

This report is submitted by the Audit Committee.

William E. Bendush (Chair)   Karen M. Rapp   Yon Y. Jorden

Principal Accounting Fees and Services

The following table shows the fees billed to Cohu for the audit and other services provided by Ernst & Young LLP for the years ended December 28, 2024, and December 30, 2023.

(in thousands)	2024	2023
Audit Fees [1]	$ 2,460	$ 2,545
Audit-Related Fees [2]	19	356
Tax Fees:		
Tax Compliance [3]	268	227
Tax Planning and Advice [4]	113	382
	381	609
All Other Fees	-	-
Total	$ 2,860	$ 3,510

(1) Audit fees represent fees for professional services provided in connection with the audit of Cohu's financial statements and review of Cohu's quarterly financial statements and audit services provided in connection with other statutory or regulatory filings. In addition, audit fees include those fees related to Ernst & Young LLP's audit of the effectiveness of Cohu's internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

(2) Audit-related fees include accounting consultation services related to business acquisitions and divestitures and other attestation services. Audit-related fees incurred in 2024, are for due diligence related services provided in conjunction with the acquisition of Tignis, Inc. Audit-related fees incurred in 2023, are for due diligence related services provided in conjunction with the acquisitions of MCT Worldwide and Equiptest Engineering.

(3) Tax compliance fees consisted primarily of assistance with (i) review or preparation of Cohu's federal, state and foreign tax returns and (ii) tax return examinations.

(4) Tax planning and advisory fees were primarily driven by legal entity consolidation and restructuring initiatives arising from acquisitions.

The Audit Committee has established pre-approval policies and procedures concerning the engagement of Cohu's independent registered public accounting firm to perform any services. These policies require that all services rendered by Cohu's independent registered public accounting firm be pre-approved by the Audit Committee within specified, budgeted fee amounts. In addition to the approval of all audit fees in fiscal years 2024 and 2023, 100% of the non-audit fees were pre-approved by the Audit Committee.

The Audit Committee has delegated to the Chair of the Audit Committee the authority to pre-approve audit-related and non-audit services not prohibited by law to be performed by Cohu's independent registered public accounting firm with associated fees up to a maximum of $10,000 for any one such service, provided that the Chair shall report any decisions to pre-approve such audit-related or non-audit services and fees to the full Audit Committee at its next regular meeting.

Certain Relationships and Related Party Transactions

The Board is committed to upholding high legal and ethical conduct in fulfilling its responsibilities and recognizes that related party transactions can present a heightened risk of potential or actual conflicts of interest. Accordingly, as a general matter, it is Cohu's preference to avoid related party transactions.

Since the beginning of the last fiscal year, there has not been nor are there currently proposed any transactions or a series of similar transactions to which Cohu was or is to be a party in which the amount involved exceeds $120,000 and in which any director, executive officer, holder of more than 5% of our common stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest.

Cohu's Audit Committee Charter requires that members of the Audit Committee, all of whom are independent directors, review and approve all related party transactions for which such approval is required under applicable law, including SEC and Nasdaq rules. Current SEC rules define a related party transaction to include any transaction, arrangement or relationship in which Cohu is a participant and in which any of the following persons has or will have a direct or indirect interest:

- An executive officer, director or director nominee of Cohu.
- Any person who is known to be the beneficial owner of more than 5% of Cohu's common stock.
- Any person who is an immediate family member (as defined under Item 404 of Regulation S-K) of an executive officer, director or director nominee or beneficial owner of more than 5% of Cohu's common stock.
- Any firm, corporation or other entity in which any of the foregoing persons is employed or is a partner or principal or in a similar position or in which such person, together with any other of the foregoing persons, has a 5% or greater beneficial ownership interest.

In addition, the Audit Committee is responsible for reviewing and investigating any matters pertaining to the integrity of management, including conflicts of interest and adherence to Cohu's Code of Business Conduct and Ethics. Under this Code, directors, officers and all other employees are expected to avoid any relationship, influence or activity that would cause or even appear to cause a conflict of interest. Cohu's Corporate Governance Guidelines require a director to promptly disclose to the Board any potential or actual conflict of interest. Under these Guidelines, the Board will determine an appropriate resolution on a case-by-case basis. All directors must recuse themselves from any discussion or decision affecting their personal, business or professional interests.

All related party transactions will be disclosed in Cohu's applicable filings with the SEC as required under SEC rules.

Other Matters

The Board is unaware of any other business to be presented for consideration at the Meeting. If, however, such other business should properly come before the Meeting, the proxies will be voted in accordance with the best judgment of the proxy holders. The shares represented by proxies received in time for the Meeting will be voted and if any choice has been specified the vote will be in accordance with such specification.

Stockholder Proposals - 2026 Annual Meeting

Stockholders are entitled to present proposals for action, including nominations for candidates for membership on Cohu's Board of Directors, at a forthcoming stockholders' meeting if they comply with the requirements of the proxy rules and Cohu's Bylaws. Any proposals intended to be presented at the 2026 Annual Meeting of Stockholders of Cohu must be received at Cohu's offices on or before December 3, 2025 in order to be considered for inclusion in Cohu's proxy statement and form of proxy relating to such meeting.

If a stockholder intends to submit a proposal at the 2026 Annual Meeting of Stockholders of Cohu, including nominations for candidates for membership on Cohu's Board of Directors, which proposal is not otherwise intended to be included in Cohu's proxy statement and form of proxy relating to such Meeting, the stockholder should provide Cohu with appropriate notice no earlier than November 5, 2025 and no later than December 3, 2025. If Cohu fails to receive notice of the proposal within such timeframe, any such proposal will be considered untimely, Cohu will not be required to consider or provide any information about the nature of the proposal in its proxy statement, and the proposal will not be submitted to the stockholders for approval at the 2026 Annual Meeting of Stockholders of Cohu.

In addition to satisfying the requirements of Cohu's Bylaws, including the earlier notice deadlines set forth above and therein, to comply with universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than Cohu's nominees must also provide notice that sets forth the information required by Rule 14a-19 of the Securities Exchange Act of 1934, as amended, no later than April 6, 2026.

Annual Report on Form 10-K

Copies of Cohu's Annual Report on Form 10-K for the year ended December 28, 2024, as filed with the SEC are available to stockholders without charge upon written request addressed to Investor Relations, Cohu, Inc., 12367 Crosthwaite Circle, Poway, California 92064-6817. The Annual Report on Form 10-K is also available at www.cohu.com and http://www.sec.gov.

By Order of the Board of Directors,

Emily R. Lough
Secretary

Poway, California
April 2, 2025

54

Voting Proposals

Proposal No. 1: Election of Directors

Cohu's Amended and Restated Certificate of Incorporation divides the directors into three classes whose terms expire at successive annual meetings over a period of three years. One class of directors is elected for a term of three years at each annual meeting with the remaining directors continuing in office. At the Meeting, three (3) Class 3 directors are standing for re-election for a term expiring in 2028. The shares represented by proxies in the accompanying form will be voted by the proxy holders in accordance with the instructions given by the voting stockholders. If no specific instructions are given, however, the shares will be voted for the election of the three (3) nominees named below. Should any nominee decline or become unable to accept nomination or election, which is not anticipated, the proxies will be voted for such substitute nominee as may be designated by a majority of the Board.

Each of the three (3) director nominees currently serve as a member of the Board, and there is no family relationship between the nominees, other directors or any of Cohu's officers. The following biographies describe the skills, qualities, attributes, and experience of the nominees that led our Board to determine that it is appropriate to nominate these directors. Biographies for each of our other continuing directors are also included below.

Required Vote

Nominees that receive a majority of the votes cast for such nominee's election (meaning the number of shares voted "For" a nominee must exceed the number of shares voted "Against" such nominee) will be elected as directors under Proposal No. 1. Brokers do not have discretion to vote on this proposal without your instruction. If you do not instruct your broker how to vote on this proposal, your broker will deliver a non-vote on this proposal. Abstentions and broker non-votes will have no effect on the election of directors.

Recommendation of the Board

The Board of Directors unanimously recommends a vote √ "FOR" the nominees named below.

Directors Whose Term Expires in 2028 (if elected) - Class 3

Steven J. Bilodeau
Director since 2009
Age 66

Board Committees:
Compensation Committee (Chair) Nominating and Governance

Business Experience and Other Directorships
Mr. Bilodeau is the retired President and Chief Executive Officer of Standard Microsystems Corporation ("SMSC"), a semiconductor manufacturer, where he served from 1999 until 2008. Mr. Bilodeau served as a director of Maxwell Technologies, Inc., from May 2016 and was appointed Chairperson in May 2017 until its sale to Tesla, Inc. in May 2019. Mr. Bilodeau also served as a director of SMSC from 1999 until 2012, including as SMSC's Chairperson of the Board from 2000 until 2012. Mr. Bilodeau also previously served as a director of NuHorizons Electronic Corp. (from 2009 to 2011), Conexant Systems, Inc. (from 2004 to 2011) and Gennum Corporation (from 2008 to 2012).

Experience Qualifications and Attributes
We believe Mr. Bilodeau's qualifications to sit on our Board include his extensive board and executive, including CEO, experience in the high technology and semiconductor industries and his knowledge of international operations, business strategy and corporate governance. Mr. Bilodeau was first appointed Lead Independent Director of the Board in May 2018.

James A. Donahue
Director since 1999
(non-executive Director since 2015)
Age 76

Business Experience and Other Directorships
Mr. Donahue has been the non-executive Chairperson of Cohu since December 24, 2015. Prior to this he served as Executive Chairperson of Cohu from December 28, 2014 to December 24, 2015, and as Chairperson of the Board from 2010 until 2014. Mr. Donahue was President and Chief Executive Officer of Cohu from 2000 to 2014, and President and Chief Operating Officer of Cohu from 1999 to 2000. He also served concurrently as President of Delta Design, Inc., a wholly owned subsidiary of Cohu from 1983 to 2010. Mr. Donahue also previously served as a director of SMSC from 2003 until 2012.

Experience Qualifications and Attributes
We believe Mr. Donahue's qualifications to sit on our Board include his extensive board and executive, including CEO, experience in the semiconductor equipment industry and broad knowledge of business development and strategy, corporate governance and operations. Given these qualifications, the Board has determined that it is in the best interests of the Company and its stockholders for Mr. Donahue to continue serving on the Board.

Andreas W. Mattes
Director since 2022
Age 64

Board Committees:
Compensation Committee

Other Current Public Company Boards:
ams-OSRAM AG

Business Experience and Other Directorships
Mr. Mattes is the retired Chief Executive Officer, President and board member of Coherent, Inc., a position he held from April 2020 to July 2022. From June 2019 until joining Coherent, he was a Senior Advisor to McKinsey & Company. From 2013 to 2017, he was the Chief Executive Officer and board member of Diebold Nixdorf Incorporated, and also served as its President from 2013 to 2016. Prior to that, Mr. Mattes was Senior Vice President, Global Strategic Partnerships at Violin Memory in 2013. He has also held various senior management positions with Hewlett-Packard Co. From 2008 to 2011, he was the Senior Vice President and General Manager of Hewlett Packard's Enterprise Services for the Americas, and from 2006 to 2008, he was Hewlett Packard's Chief Sales Officer for the Enterprise Business. Mr. Mattes spent the first 20 years of his career, from 1985 to 2005, at Siemens, holding a variety of senior leadership positions. Mr. Mattes has over 20 years of public board experience on three continents and he currently also serves on the board of ams-OSRAM AG, a position he has held since June 2023. He previously served on the board of Velodyne Lidar, Inc., from 2022 until its merger with Ouster in February 2023 (2022-2023).

Experience Qualifications and Attributes
We believe Mr. Mattes' qualifications to sit on our Board include his substantial technology industry experience, experience as Chief Executive Officer and board member of publicly traded companies, and extensive experience in managing large global businesses, sales organizations and mergers and acquisitions.

Information Concerning Other Continuing Directors Not Standing for Election in 2025

Directors Whose Term Expires in 2026 - Class 1

William E. Bendush
Director since 2011
Age 76

Board Committees:
Audit Committee (Chair)
Nominating and Governance

Business Experience and Other Directorships
Mr. Bendush is the retired Senior Vice President and Chief Financial Officer of Applied Micro Circuits Corporation ("AMCC"), a communications semiconductor company, and during his tenure an S&P 500 constituent company, where he served from 1999 to 2003. Mr. Bendush was a director of Microsemi Corp. from 2003 until the company was acquired in 2018, and also previously served as a director at Conexant Systems, Inc. (from 2008 to 2011) and Smartflex Systems, Inc. (from 1993 to 1999).

Experience Qualifications and Attributes
We believe Mr. Bendush's qualifications to sit on our Board include his extensive board and executive experience in the semiconductor industry and his experience with financial accounting matters for complex global organizations as well as his knowledge of business strategy. He has been a member of four public company audit committees and chaired three, and also served as Chair of Microsemi's compensation and nominating and governance committees during portions of his tenure there. Mr. Bendush qualifies as an "audit committee financial expert" under SEC guidelines.

Karen M. Rapp
Director since 2024
Age 57

Board Committees:
Audit Committee

Other Current Public Company Boards:
Microchip Technology Incorporated, Plexus Corp.

Business Experience and Other Directorships
Ms. Rapp served as chief financial officer of National Instruments Corporation from 2017 through January 2023. Prior to that, she served as Senior Vice President of Corporate Development of NXP Semiconductors N.V. Ms. Rapp also served in several positions at Freescale, including serving as Vice President and Chief Information Officer from April 2013 to December 2015 and as Director of Operations and Finance, Global Sales and Marketing from April 2010 to April 2013. Ms. Rapp also currently serves as a director of Microchip Technology, a position she has held since 2021 and where she serves as Chair of the compensation committee and a member of the audit committee; and as a director of Plexus Corp., a position she has held since 2018 and where she serves as a member of the compensation committee and a member of the audit committee.

Experience Qualifications and Attributes
We believe Ms. Rapp qualifications to sit on our Board include her extensive executive experience in the semiconductor industry and her experience with financial accounting matters for complex global organizations as well as her knowledge of business strategy. Ms. Rapp qualifies as an "audit committee financial expert" under SEC guidelines. Ms. Rapp offers a broad perspective in that she has been a member of public company compensation committees and is presently also a member of one public company nominating and governance and sustainability committee. Ms. Rapp has also earned her NACD Director Certification ® credential.

57

Nina L. Richardson
Director since 2019
Age 66

Board Committees:
Compensation Committee

Other Current Public Company Boards:
Resideo Technologies Inc.,
Silicon Laboratories Inc.

Business Experience and Other Directorships
Ms. Richardson served as chief operating officer of GoPro, Inc. from February 2013 to February 2015. Prior to that, she held several executive positions of increasing responsibility at Flex Ltd., a global electronics and manufacturing service provider, leading electronics manufacturing operations with over 1000 employees in multiple geographies. More recently, she served as managing director of Three Rivers Energy, Inc., a company she co-founded in 2004, until its sale in October of 2024 to Pilot Power. Ms. Richardson also currently serves as a director of Silicon Laboratories Inc., a position she has held since January 2016; and as a director of Resideo Technologies, Inc., a position she has held since October 2018. She also serves as a director at privately held technology company Tonal, a revolutionary strength and personal training platform and as a member of the board of managers of incubator, ExploraMed V. She previously served as a director at Eargo, Inc. (from2020 to 2022), Zayo Group Holdings, Inc. (from 2015 to 2018), Callidus Software, Inc. (from 2017 to 2018) and Silicon Graphics International Corp. ("SGI") (2016).

Experience Qualifications and Attributes
We believe Ms. Richardson's qualifications to sit on our Board include her extensive board and executive experience in engineering, manufacturing, sales, supply chain management and global operations. She has held executive positions in a variety of industry sectors including consumer electronics, technology, and manufacturing. Ms. Richardson offers a uniquely broad perspective in that she has been a member of six public company compensation committees and previously served as Chair of two public company nominating and governance committee.

Directors Whose Term Expires in 2027 - Class 2

Andrew M. Caggia
Director since 2014
Age 76

Board Committees:
Audit Committee
Nominating and Governance
(Chair)

Business Experience and Other Directorships
Mr. Caggia is the retired Senior Vice President and Chief Financial Officer of SMSC, where he worked from 2000 until his retirement in 2006. Mr. Caggia also served as a director of SMSC from 2001 until its purchase by Microchip Technology Incorporated in 2012. Prior to SMSC, Mr. Caggia was Senior Vice President and Chief Financial Officer of General Semiconductor, Inc. from 1997 to 2000.

Experience Qualifications and Attributes
We believe Mr. Caggia's qualifications to sit on our Board include his extensive executive experience in the semiconductor industry and his experience with financial accounting matters for complex global organizations as well as his knowledge of business strategy. Mr. Caggia qualifies as an "audit committee financial expert" under SEC guidelines.

Yon Y. Jorden
Director since 2021
Age 70

Board Committees:
Audit Committee
Nominating and Governance

Other Current Public Company Boards:
Alignment Healthcare, Inc., Capstone Green Energy Corp.

Business Experience and Other Directorships
Ms. Jorden is the retired Executive Vice President and Chief Financial Officer of AdvancePCS, a position she held from 2002 to 2004. Prior to that she served as chief financial officer of three other publicly traded companies: Informix, Oxford Health Plans and WellPoint, Inc. She currently serves as a director and is Chair of the audit committee of Alignment Healthcare, Inc., a position she has held since January 2022, and as a director for the not-for-profit Methodist Health System, a position she has held since 2008. She previously served as a director at Capstone Green Energy (from 2017 to 2025), Maxwell Technologies (from 2008 to 2017), BioScrip (from 2014 to 2015), Magnetek, Inc. (from 2004 to 2013) and U.S. Oncology (from 2008 to 2010).

Experience Qualifications and Attributes
We believe Ms. Jorden's qualifications to sit on our Board include her extensive board and financial executive experience across several industries and her experience with financial accounting matters for complex global organizations. Ms. Jorden qualifies as an "audit committee financial expert" under SEC guidelines. She has vast experience serving on seven different public company boards, including time serving as the chairperson of audit, compensation and nominating and governance committees. Ms. Jorden is also a board leadership fellow of the National Association of Corporate Directors, demonstrating her commitment and leadership as a board member.

Luis A. Müller
Director since 2014
Age 55

Other Current Public Company Boards:
Celestica Inc.

Business Experience and Other Directorships
Dr. Müller has been the President and Chief Executive Officer of Cohu since December 28, 2014. He also currently serves as a director of Celestica Inc., a position he has held since August 2021. His previous roles at Cohu include serving as President of Cohu's Semiconductor Equipment Group ("SEG") from 2011 to 2014; Managing Director of Rasco GmbH from 2009 to 2011; Vice President of Delta Design's High Speed Handling Group from 2008 to 2009; and Director of Engineering at Delta Design from 2005 to 2008. Prior to joining Cohu, Dr. Müller spent nine years at Teradyne Inc., where he held management positions in engineering and business development.

Experience Qualifications and Attributes
We believe Dr. Müller's qualifications to sit on our Board include his extensive executive, including CEO, experience in the semiconductor equipment industry, broad knowledge of business development and strategy, semiconductor technologies, corporate governance and international operations.

Proposal No. 2: Advisory Vote to Approve Named Executive Compensation

At our 2024 annual meeting, our Board recommended and our stockholders approved holding an advisory vote on the compensation of our NEOs every year. Accordingly, as required by Section 14A of the Securities Exchange Act of 1934, as amended, we are asking our stockholders to cast an advisory vote to approve the compensation of our NEOs as described in this proxy statement.

At last year's annual meeting, we provided our stockholders with the opportunity to cast an advisory vote regarding the compensation of our NEOs as disclosed in the proxy statement for the 2024 Annual Meeting of Stockholders. At our 2024 Annual Meeting, our stockholders approved the proposal, with approximately 99.1% of the votes cast voting in favor of the proposal. The next advisory vote regarding the compensation of our NEOs is expected to be held at the 2026 annual meeting of stockholders

We value the opinions of our stockholders and will continue to consider the outcome of future say-on-pay votes, as well as feedback received throughout the year, when making compensation decisions for our executive officers, including the NEOs. This year, we are again asking our stockholders to vote "FOR" the compensation of our NEOs as disclosed in this proxy statement.

Compensation Program and Philosophy

As described under the Compensation Discussion and Analysis section of this proxy statement (the "CD&A"), the Compensation Committee has structured our executive compensation program to achieve the following key objectives:

- To pay for performance;
- To attract, motivate and retain talented executive officers;
- To motivate progress toward Company-wide financial and business objectives while balancing rewards for short- term and long-term performance; and
- To align the interests of our executive officers with those of stockholders.

We urge stockholders to read the CD&A beginning on page 22 of this proxy statement, which describes in more detail how our executive compensation policies and procedures operate and are designed to achieve our compensation objectives, as well as the Summary Compensation Table and other related compensation tables and narrative, which provide detailed information on the compensation of our NEOs. The Compensation Committee and the Board of Directors believe that the policies and procedures articulated in the CD&A are effective in achieving our goals and that the compensation of our NEOs reported in this proxy statement has contributed to Cohu's recent and long-term success.

Required Vote

A majority of the votes cast is required for a non-binding approval of Proposal No. 2. Brokers do not have discretion to vote on this proposal without your instruction. If you do not instruct your broker how to vote on this proposal, your broker will deliver a non-vote on this proposal. Abstentions and broker non-votes will have no effect on the approval of this proposal.

Recommendation of the Board

For the above reasons, we are asking our stockholders to indicate their support for the compensation of our NEOs as described in this proxy statement by voting in favor of the following resolution:

"RESOLVED, that the stockholders of Cohu approve, in a non-binding vote, the compensation of Cohu's NEOs as disclosed pursuant to the CD&A, the tabular disclosure regarding such compensation, and the accompanying narrative disclosure set forth in the proxy statement relating to Cohu's 2025 Annual Meeting of Stockholders."

Even though this say-on-pay vote is advisory and therefore will not be binding on Cohu, the Compensation Committee and the Board value the opinions of our stockholders. Accordingly, to the extent there is a significant vote against the compensation of our NEOs, we will consider our stockholders' concerns and the Compensation Committee will evaluate what actions may be necessary or appropriate to address those concerns.

The Board of Directors unanimously recommends a vote √ "FOR" approval, on an advisory basis, of the resolution on executive compensation.

61

Proposal No. 3: Ratification of Independent Registered Public Accounting Firm

The Audit Committee of the Board has appointed Ernst & Young LLP as Cohu's independent registered public accounting firm for the fiscal year ending December 27, 2025. Ernst & Young LLP served as Cohu's independent registered public accounting firm for the fiscal year ended December 28, 2024, and also provided certain tax services. See "Principal Accounting Fees and Services" on page 52. Representatives of Ernst & Young LLP are expected to attend the Meeting, where they will be available to respond to appropriate questions and, if they desire, to make a statement. Ernst & Young LLP (or its predecessor firms) has been Cohu's independent registered public accounting firm since 1956. Our Board recommends that the stockholders approve the ratification of the appointment of Ernst & Young LLP as Cohu's independent registered public accounting firm for the fiscal year ending December 27, 2025. If the appointment is not ratified, the Audit Committee will consider whether it should select another independent registered public accounting firm.

Required Vote

A majority of the votes cast is required to approve Proposal No. 3. If you hold your shares through a broker and you do not instruct the broker on how to vote on this "routine" proposal, your broker will nevertheless have authority to vote your shares on this "routine" proposal in your broker's discretion. Abstentions will have no effect on the approval of this proposal.

Recommendation of the Board

The Board of Directors unanimously recommends a vote √ "FOR" the ratification of the appointment of Ernst & Young LLP as Cohu's independent registered public accounting firm for the fiscal year ending December 27, 2025.

Voting and Meeting Information

General Information

This proxy statement is furnished in connection with the solicitation by the Board of Directors of Cohu, Inc., a Delaware corporation ("Cohu"), of your proxy for use at the 2025 Annual Meeting of Stockholders to be held on Friday, May 16, 2025, at 1:00 p.m. Pacific Time (the "Meeting"). The Meeting will be a "virtual-only" meeting of stockholders. You will be able to attend the Meeting as well as vote and submit your questions during the live webcast of the Meeting by visiting http://www.virtualshareholdermeeting.com/COHU2025 and entering the 16-digit control number included in our notice of Internet availability of the proxy materials, on your proxy card or in the instructions that accompanied your proxy materials.

Electronic Distribution

We are furnishing our proxy materials to our stockholders over the internet using "Notice and Access" delivery. Electronic delivery is faster, convenient, economical and more environmentally friendly. On or about April 2, 2025 we expect to mail to our stockholders a Notice of Internet Availability of Proxy Materials containing instructions on how to access our proxy materials and the Cohu 2024 Annual Report via the Internet and how to vote your proxy. If you received the Notice of Internet Availability of Proxy Materials, you will not automatically receive a printed copy of Cohu's proxy materials in the mail. If you would like to receive a printed copy, please follow the instructions provided in the Notice of Internet Availability of Proxy Materials.

Voting

On March 21, 2025, the record date fixed by our Board of Directors (the "Board"), Cohu had outstanding 46,495,087, shares of common stock. Only stockholders of record as of the close of business on March 21, 2025, will be entitled to vote at the Meeting and any adjournment thereof. We encourage you to read the entire Proxy Statement for more information prior to voting.

Voting Procedures

As a stockholder of Cohu, you have a right to vote on certain business matters affecting Cohu. This proxy statement relates only to the solicitation of proxies from the stockholders with respect to the election of the three (3) Class 3 directors nominated by the Board; an advisory vote on named executive officer compensation; and ratification of the appointment of Cohu's independent registered public accounting firm. Each share of Cohu's common stock you own entitles you to one vote for each proposal other than the election of directors. With respect to the election of directors, each share of Cohu's common stock is entitled to cumulative voting rights, which means that when voting for director nominees each share is entitled to a number of votes equal to the number of nominees for election as directors. Accordingly, when voting for director nominees, all of the votes to which a share of Cohu common stock is entitled may be voted in favor of one nominee or may be distributed among the nominees. The proxy holders will have the discretionary authority to cumulate votes in the election of directors.

Methods of Voting

If you are a Cohu stockholder of record, you may vote by following the Internet voting instructions on your Notice of Internet Availability of Proxy Materials. If you received a Notice of Internet Availability of Proxy Materials on how to access the proxy materials via the Internet, a proxy card was not sent to you, and you may vote only via the Internet, unless you have requested a paper copy of the proxy materials, in which case, you may also vote by telephone or by signing, dating and returning your proxy card. Shares cannot be voted by marking, writing on and returning the Notice of Internet Availability. Any Notices of Internet Availability that are returned will not be counted as votes. Instructions for requesting a paper copy of the proxy materials are set forth on the Notice of Internet Availability.

If you are a stockholder of record and return a signed proxy card but do not specify how you want to vote your shares, your shares will be voted FOR the named nominees for Class 3 director, FOR the advisory vote to approve named executive officer compensation, and FOR the ratification of the appointment of Ernst & Young LLP as Cohu's independent registered public accounting firm for fiscal year 2025, and in the discretion of the proxies (as defined below) as to other matters that may properly come before the Meeting.

If you are a beneficial owner of shares, your broker, bank, trustee, or other nominee may make telephone or Internet voting available to you. The availability of telephone and Internet voting for beneficial owners will depend on the voting processes of your broker, bank, trustee, or other nominee. Therefore, we recommend that you follow the voting instructions in the materials you receive from your broker, bank, trustee, or other nominee.

Voting over the Internet. If you are a stockholder of record, to vote over the Internet, please follow the instructions included on your Notice of Internet Availability of Proxy Materials.

Voting by Mail. If you are a stockholder of record and have requested a paper copy of the proxy materials you may vote by mail by signing and returning the proxy card in the prepaid and addressed envelope provided. If you do that, you are authorizing the individuals named on the proxy card (known as "proxies") to vote your shares at the Meeting in the manner you indicate. We encourage you to sign and return the proxy card even if you plan to attend the Meeting. In this way, your shares will be voted if you are unable to attend the Meeting. If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted.

Voting by Telephone. If you have requested a paper copy of the proxy materials you may vote by telephone by following the instructions included on your proxy card. If you vote by telephone, you do not need to complete and mail your proxy card.

Voting in Person at the Virtual Meeting. The Meeting will be held entirely online to allow for greater participation. Stockholders may participate in the Meeting by visiting the following website: http://www.virtualshareholdermeeting.com/COHU2025. To participate in the Meeting, you will need the 16-digit control number included on your Notice, on your proxy card or on the instructions that accompanied your proxy materials. Shares held in your name as the stockholder of record may be voted electronically during the Meeting. Shares for which you are the beneficial owner but not the stockholder of record also may be voted electronically during the Meeting; however, you may not vote beneficially held shares electronically at the Meeting unless you receive a valid proxy from your bank, brokerage firm, broker dealer or other nominee holder and those institutions will likely require your instructions to be submitted before the deadline listed above. Even if you plan to attend the Meeting, we recommend that you vote your shares in advance, so that your vote will be counted if you later decide not to attend the Meeting.

Log in Instructions. To attend the Meeting, please log in at http://www.virtualshareholdermeeting.com/COHU2025. Stockholders as of the record date will need their unique 16-digit control number, which appears on the Notice and the instructions that accompanied the proxy materials, in order to be able to be able to submit a question or vote at the Meeting. If you are the beneficial owner of shares held in "street name" by a bank, broker or other holder of record, you may gain access to the Meeting by following the instructions in the voting instruction card provided by your bank, broker or other nominee.

Submitting Questions Prior To or at the Meeting. If you would like to submit a question to be addressed during the question and answer portion of the Meeting, you may do so in advance at http://www.virtualshareholdermeeting.com/COHU2025 or you may type it into the dialog box provided at any point during the Meeting (until the floor is closed to questions). We intend to answer questions submitted prior to or during the Meeting that are pertinent to the Cohu and the Meeting matters, as time permits. Questions and answers will be grouped by topic and substantially similar questions will be grouped and answered once.

Technical Assistance. Beginning approximately thirty minutes prior to the start of and during the Meeting, we will have a support team ready to assist stockholders with any technical difficulties they may have accessing or hearing the Meeting. If you encounter any difficulties accessing the Meeting during the check-in or during the Meeting, please call the technical support number that will be posted on the Meeting website log-in page.

Revoking Your Proxy

You may revoke your proxy at any time before it is voted at the Meeting. In order to do this as a stockholder of record, you must:

- Enter a new vote over the Internet, by telephone or by signing and returning another proxy card bearing a later date;
- Provide written notice of the revocation to Cohu's Secretary; or
- Attend the Meeting and vote in person.

If you are the beneficial owner of your shares (shares registered in the name of a broker, bank or other nominee), you must contact the broker, bank or other nominee holding your shares and follow their instructions to change your vote or revoke your proxy.

Quorum Requirement

A quorum, which is a majority of the outstanding shares entitled to vote as of the record date, March 21, 2025, must be present in person or represented by proxy in order to hold the Meeting and to conduct business. Your shares are counted as being present at the Meeting if you appear in person at the Meeting or if you vote your shares over the Internet, by telephone or by submitting a properly executed proxy card. Proxies marked as abstaining on any matter and broker non- votes (as described below) will be counted as present for the purpose of determining a quorum.

Votes Required for the Proposals

For Proposal No. 1, Cohu utilizes a majority voting standard in uncontested elections of directors. In an uncontested election, a director nominee must receive a majority of the votes cast for such nominee's election (meaning the number of shares voted "For" a nominee must exceed the number of shares voted "Against" such nominee) in order to be elected. If the number of shares voted "Against" a director exceeds the number of shares voted "For" such director in any election, then the director nominee(s) would be requested to submit a letter of resignation and the Board would decide, through a process managed by the Nominating and Governance Committee, whether to accept the resignation. A contested election will generally include any situation in which Cohu receives a notice that a stockholder has nominated a person for election to the Board at a meeting of stockholders. A plurality voting standard will apply in contested director elections.

The affirmative vote of a majority of the shares of Cohu common stock cast at the Meeting is required for approval of the advisory vote on named executive compensation (Proposal No. 2) and the ratification of the appointment of Cohu's independent registered public accounting firm (Proposal No. 3).

Broker Non-Votes

Broker non-votes are shares held by brokers or nominees for which voting instructions have not been received from the beneficial owners or the persons entitled to vote those shares and for which the broker or nominee does not have discretionary voting power under rules applicable to broker-dealers. If your broker holds your shares in its name and you do not instruct your broker how to vote, your broker will nevertheless have discretion to vote your shares on "routine" matters. Only Proposal No. 3 (the ratification of the appointment of Cohu's independent registered public accounting firm) is considered "routine." As such, we do not expect any broker non-votes on Proposal No. 3. Your broker will not have discretion to vote on any of the other matters, which are deemed "non-routine" matters, absent direction from you. Accordingly, shares subject to a broker "non-vote" will not be considered entitled to vote with respect to Proposal Nos. 1 and 2 and will not affect the outcome of these proposals. We strongly encourage you to provide instructions to your broker regarding the voting of your shares.

Abstentions

Abstentions are counted as present and entitled to vote for purposes of determining a quorum. However, abstentions are not deemed to be votes cast and, therefore, with respect to Proposal Nos, 1, 2 and 3, abstentions will have no effect on the outcome of voting on the proposals to be voted upon at the Meeting.

Voting Confidentiality

Proxies, ballots and voting tabulations are handled on a confidential basis to protect your voting privacy. Such information will not be disclosed except as required by law.

Voting Results

Final voting results will be announced at the Meeting and will be posted shortly after the Meeting on our website at www.cohu.com. Voting results will also be published in a Current Report on Form 8-K to be filed with the Securities and Exchange Commission ("SEC") within four business days of the Meeting. After the reports are filed, you may obtain a copy by:

- Visiting our website at www.cohu.com;
- Contacting our Investor Relations department at (858) 848-8106; or
- Viewing our Form 8-K on the SEC's website at www.sec.gov.

Proxy Solicitation Costs

Cohu will bear the entire cost of proxy solicitation, including the preparation, assembly, printing, mailing and distribution of the proxy materials. Cohu's officers, directors and regular employees will not receive additional compensation for such proxy solicitation services. Cohu may engage, as necessary, an outside solicitor in connection with this proxy solicitation. We will reimburse brokerage firms and other custodians for their reasonable out-of-pocket expenses for forwarding the proxy materials to you.

Householding

Under "householding," stockholders of record who have the same address and last name will receive only one copy of the Notice of Internet Availability of Proxy Materials unless one or more of these stockholders notifies us that they wish to receive individual copies. Stockholders who participate in householding will continue to be able to request and receive separate proxy cards. This procedure will reduce our printing costs and postage fees.

If you are eligible for householding but you and other stockholders of record with whom you share an address received multiple copies of the Notice of Internet Availability of Proxy Materials, or if you hold stock in more than one account, and, in either case, you wish to receive only a single copy of the Notice for your household, please contact: Corporate Secretary, Cohu, Inc., 12367 Crosthwaite Circle, Poway, CA 92064-6817 or by telephone at 858-848-8119. If you participate in householding and wish to receive a separate copy of the Notice of Internet Availability of Proxy Materials, or if you do not wish to continue to participate in householding and prefer to receive separate copies in the future, please contact Cohu's Corporate Secretary as indicated above. Upon request, we will promptly deliver a separate copy of the Notice of Internet Availability of Proxy Materials and, if applicable, the proxy materials to any stockholder at a shared address to which we delivered a single copy of any of these documents. Beneficial owners can request information about householding from their broker, banks, trustee, or other nominee.

****

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON MAY 16, 2025

This proxy statement and Cohu's Fiscal Year 2024 Annual Report are both available at http://materials.proxyvote.com/192576 and www.cohu.com

Appendices

Appendix A

Non-GAAP Financial Measures

This Proxy Statement includes references to non-GAAP Net loss, EPS, Gross Profit and Pre-tax loss. These financial measures differ from such figures prepared under generally accepted accounting principles (GAAP) by adjusting Cohu's actual results prepared under GAAP to exclude charges and the related income tax effect for: share-based compensation, the amortization of purchased intangible assets, restructuring costs, manufacturing transition and severance costs, acquisition-related costs and associated professional fees, impairments, inventory step-up, reduction of indemnification receivable, depreciation of purchase accounting adjustments to property, plant and equipment, Reconciliations of GAAP to non-GAAP amounts for the periods presented herein are provided below and should be considered together with the Condensed Consolidated Statements of Income. Human Resources and the Compensation Committee utilized these non-GAAP measure in evaluating compensation decisions in 2024 to benchmark compensation decisions based on measures utilized by management and the Board in evaluating Cohu's performance.

These non-GAAP measures are not meant as a substitute for GAAP but are included for informational and comparative purposes. Cohu's management believes that this information can assist investors in evaluating Cohu's operational trends, financial performance, and cash generating capacity. Management believes these non-GAAP measures allow investors to evaluate Cohu's financial performance using some of the same measures as management. However, the non-GAAP financial measures should not be regarded as a replacement for (or superior to) corresponding, similarly captioned, GAAP measures.

A reconciliation of these non-GAAP measures to GAAP is as follows:

Net loss reconciliation (*in thousands*)	Twelve Months Ended December 28, 2024	Diluted EPS
Net loss - GAAP basis	$(69,818)	$(1.45)
Share-based compensation	20,740	0.43
Amortization of purchased intangible assets	39,087	0.81
Restructuring charges related to inventory adjustments in cost of sales	(465)	(0.01)
Restructuring charges	41	0.00
Manufacturing transition and severance costs	3,487	0.07
Impairment charges included in SG&A	903	0.02
Other acquisition costs	582	0.01
PP&E step-up included in SG&A	36	0.00
Reduction of indemnification receivable	506	0.01
Tax effect of non-GAAP adjustments	(5,954)	(0.12)
Net loss - non-GAAP basis	$(10,855)	$(0.23)
Weighted average diluted shares used in computing loss per share:		
GAAP-basis		46,908
Non-GAAP basis		46,908

67

Gross Profit Reconciliation (*in thousands*)	Twelve Months Ended December 28, 2024
Net sales	$401,779
Gross profit - GAAP basis [1]	$180,294
Share-based compensation	1,049
Restructuring charges related to inventory adjustments in cost of sales	(465)
Manufacturing transition and severance costs	11
Gross profit - non-GAAP basis	$180,889

(1) Excludes amortization of $28,417 for the twelve months ending December 28, 2024.

GAAP gross profit (as a % of net sales)	44.9%
Non-GAAP gross profit (as a % of net sales)	45.0%

Pretax income reconciliation (*in thousands*)	Twelve Months Ended December 28, 2024
Pretax loss - GAAP basis	$(64,946)
Share-based compensation	20,740
Amortization of purchased intangible assets	39,087
Restructuring charges related to inventory adjustments in cost of sales	(465)
Restructuring charges	41
Manufacturing transition and severance costs	3,487
Impairment charges included in SG&A	903
Other acquisition costs	582
PP&E step-up included in SG&A	36
Reduction of indemnification receivable	506
Pretax loss - non-GAAP basis	$(29)

Pretax loss - GAAP basis (as a % of net sales)	(16.2)%
Pretax loss - non-GAAP basis (as a % of net sales)	(0.0)%



COHU, INC.
ATTN: VICKIE SERVIS
12367 CROSTHWAITE CIRCLE
POWAY, CA 92064

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com or scan the QR Barcode above**

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/COHU2025**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V70018-P28027 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

COHU, INC.

The Board of Directors recommends you vote FOR the following:

1. Election of three (3) Class 3 directors, for a term of three years each.

Nominees:	**For**	**Against**	**Abstain**
1a. Steven J. Bilodeau	☐	☐	☐
1b. James A. Donahue	☐	☐	☐
1c. Andreas W. Mattes	☐	☐	☐

The Board of Directors recommends you vote FOR proposals 2 and 3.	**For**	**Against**	**Abstain**
2. Advisory vote to approve Named Executive Officer compensation, or "Say-on-Pay."	☐	☐	☐
3. Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal year 2025.	☐	☐	☐

NOTE: Transaction of other business as may properly come before the annual meeting (including any adjournment or postponement thereof).

To cumulate votes as to a particular nominee as explained in the Proxy Statement, check the box to the right then indicate the name(s) and the number of votes to be given to such nominee(s) on the reverse side of this card. **Please do not check the box unless you want to exercise cumulative voting.** ☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com

- -

V70019-P28027

COHU, INC.
Annual Meeting of Stockholders
May 16, 2025 1:00 PM PT
This proxy is solicited by the Board of Directors

The stockholder(s) hereby appoint(s) Luis Müller and Jeffrey Jones, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Common Stock of COHU, Inc. that the stockholder(s) is/are entitled to vote at the Annual Meeting of Stockholders to be held at 1:00 PM PT on May 16, 2025, virtually at www.virtualshareholdermeeting.com/COHU2025, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Cumulative Voting Instructions: _____
_____

(If you noted cumulative voting instructions above, please check the corresponding box on the reverse side.)

Continued and to be signed on reverse side



Your **Vote** Counts!

COHU, INC.

2025 Annual Meeting
Vote by May 15, 2025
11:59 PM ET



COHU, INC
ATTN: VICKIE SERVIS
12367 CROSTHWAITE CIRCLE
POWAY, CA 92064

V70020-P28027

You invested in COHU, INC. and it's time to vote!

You have the right to vote on proposals being presented at the Annual Meeting. **This is an important notice regarding the availability of proxy materials for the stockholder meeting to be held on May 16, 2025.**

Get informed before you vote

View the Notice and Proxy Statement and Annual Report online OR you can receive a free paper or email copy of the material(s) by requesting prior to May 2, 2025. If you would like to request a copy of the material(s) for this and/or future stockholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.



For complete information and to vote, visit **www.ProxyVote.com**

Control #

Smartphone users

Point your camera here and vote without entering a control number





Vote Virtually at the Meeting*
May 16, 2025
1:00 PM PT

Virtually at:
www.virtualshareholdermeeting.com/COHU2025

*Please check the meeting materials for any special requirements for meeting attendance.

Vote at www.ProxyVote.com

THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming stockholder meeting. Please follow the instructions on the reverse side to vote these important matters.

Voting Items		Board Recommends
1.	Election of three (3) Class 3 directors, for a term of three years each.	
	Nominees:	
1a.	Steven J. Bilodeau	For
1b.	James A. Donahue	For
1c.	Andreas W. Mattes	For
2.	Advisory vote to approve Named Executive Officer compensation, or "Say-on-Pay."	For
3.	Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal year 2025.	For

NOTE: Transaction of other business as may properly come before the annual meeting (including any adjournment or postponement thereof).

Prefer to receive an email instead? While voting on www.ProxyVote.com, be sure to click "Delivery Settings".

V70021-P28027